Form 10-K/A, Exhibit 13
period 1996-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 1997-04-01
CIK 914789

Page 11 of Annual Report

Southern Financial Bancorp. Inc.
Financial statements As of
December 31, 1996 and 1995
Together with Auditors' Report

Report of Independent Public Accountants

To the Board of Directors of
Southern Financial Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of Southern Financial Bancorp, Inc. (a Virginia corporation) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 1996, for the six months ended December 31, 1995, and for the year ended June 30, 1995. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Bancorp, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the year ended December 31, 1996, for the six months ended December 31, 1995, and for the year ended June 30, 1995, in conformity with generally accepted accounting principles.


Washington, D.C.,
February 4, 1997


Page 12 of Annual Report

Consolidated Statements of Condition
As of December 31, 1996 and 1995



Assets                                             Dec. 31, 1996  Dec. 31,1995

Cash and due from banks                               $4,004,149    $3,894,884
Overnight earning deposits                             2,395,574     1,795,902
Investment securities, available-for-sale              4,205,287     2,827,625
Investment securities, held-to-maturity
  (estimated market value of $2,001,875
   and $0, respectively)                               2,000,000             -
Mortgage-backed securities, available-for-sale           894,332     1,045,098
Mortgage-backed securities, held-to-maturity
  (estimated market value of $62,972,202 and
   $45,674,350, respectively)                         63,217,243    45,997,777
Loans held for sale                                      444,500       170,000
Loans receivable, net                                108,286,903   104,251,481
Federal Home Loan Bank stock, at cost                    867,600       950,000
Bank premises and equipment, net                       1,487,446     1,146,553
Interest receivable                                    1,328,551     1,167,022
Real estate owned                                        340,023       357,023
Other assets                                           1,337,114     1,197,385
Total assets                                        $190,808,722  $164,800,750

Liabilities and Stockholders' Equity               Dec. 31, 1996 Dec. 31, 1995
Liabilities:
Deposits                                            $164,279,105  $143,813,686
Advances from Federal Home Loan Bank                   8,500,000     4,000,000
Advances from borrowers for taxes and insurance          105,292       113,631
Other liabilities                                      1,523,373     1,098,362
Total liabilities                                    174,407,770   149,025,679
Commitments
Stockholders' equity:
	6% Cumulative convertible preferred stock,
 	$.01 par value, 500,000 shares authorized,
 	15,634 shares issued and outstanding,
	$241,193 aggregate liquidation preference,
        respectively                                        156            166
Common stock, $.01 par value,
	5,000,000 shares authorized,
	1,594,122 and 1,564,248 shares issued
	and outstanding, respectively, as
        of December 31, 1996                             15,941         13,912
Capital in excess of par value                       15,276,373     12,796,014
Retained earnings                                     1,655,575      3,050,284
Net unrealized gain on securities available-for-sale    (76,006)        14,685
Treasury stock, at cost                                (471,087)       (99,990)
Total stockholders' equity                           16,400,952     15,775,071
Total liabilities and stockholders' equity         $190,808,722   $164,800,750

The accompanying notes are an integral part of these financial statements.

Page 13 of Annual Report

Consolidated Statements of Income
For the Year Ended December 31, 1996,
For the Six Months Ended December 31, 1995, and
For the Year Ended June 30, 1995

                                                         Six Months
                                            Year Ended     Ended    Year Ended
                                               Dec. 31,   Dec. 31,    June 30,
                                                1996        1995        1995
Interest income:
   Loans                                   $10,308,273  $4,967,233  $7,523,092
   Mortgage-backed securities and
      other investments                      4,306,296   1,763,665   3,503,555
           Total interest  income           14,614,569   6,730,898  11,026,647
Interest expense:
   Deposits                                  7,433,334   3,439,788   5,232,831
   Borrowings                                  342,078     189,675     698,457
           Total interest expense            7,775,412   3,629,463   5,931,288
Net interest income                          6,839,157   3,101,435   5,095,359
Provision for loan losses                      695,000     150,000      60,000
Net interest income after provision
   for loan losses                           6,144,157   2,951,435   5,035,359
Other income:
   Gain on sale of loans                       209,962     108,846     267,728
   Fee income                                  886,747     302,992     503,693
   Gain on sale of mortgage-backed
      securities, net -                              -      63,208           -
      Other                                     89,553      39,301      43,063
           Total other income                1,186,262     514,347     814,484
Other expense:
   Employee compensation and benefits        2,147,974     907,371   1,579,581
   Premises and equipment                    1,591,235     637,105   1,012,374
   Deposit insurance assessments             1,085,536     174,145     276,816
   Professional fees                            93,223      84,209     100,294
   Other                                       989,139     513,233     746,991
           Total other expense               5,907,107   2,316,063   3,716,056
Income before income taxes                   1,423,312   1,149,719   2,133,787
Provision for income taxes                     469,600     414,400     833,070
Net income                                 $   953,712  $  735,319  $1,300,717
Earnings per common share:
   Primary earnings per share                   $ 0.59      $ 0.46      $ 0.82

   Fully diluted earnings per share             $ 0.59      $ 0.46      $ 0.81
Weighted average shares outstanding          1,546,179   1,508,370   1,505,016

The accompanying notes are an integral part of these financial statements.

Page 14 of Annual Report

Consolidated Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 1996,
For the Six Months Ended December 31, 1995, and
For the Year Ended June 30, 1995

                                                                               Net Unrealized
                                                                 Capital in                        Gain (Loss)         Total
                                        Preferred  Common       Excess of   Retained     Treasury  on Securities       Stockholders'
                                          Stock    Stock        Par Value   Earnings      Stock    Available for-sale  Equity
Balance, June 30, 1994                    $174     $7,454,696   $3,364,588  $3,242,751         $-   $(43,601)           $14,018,608
  Dividends on preferred
    and common stock                         -              -            -    (258,477)        -          -               (258,477)
  Conversion of preferred
  shares to common stock                    (8)         6,032       (6,024)          -         -          -                      -
  Options exercised                          -          8,000        4,080           -         -          -                 12,080
  Four-for-three stock split
  effected in the form of a dividend         -      2,488,720   (2,488,720)          -         -          -                      -
  Stock dividend of 10%                      -        995,744      809,041  (1,804,785)        -          -                      -
  Net unrealized gain on
  securities available-for-sale              -              -            -           -         -     99,895                 99,895
  Net income                                 -              -            -   1,300,717         -          -              1,300,717
Balance, June 30, 1995                     166     10,953,192    1,682,965   2,480,206         -     56,294             15,172,823
  Dividends on preferred
  and common stock                           -              -            -    (165,241)        -          -               (165,241)
  Options exercised                          -         58,811      114,958           -         -          -                173,769
  Treasury stock                             -              -            -           -   (99,990)         -                (99,990)
  Net unrealized loss on
  securities available-for-sale              -              -            -           -         -    (41,609)               (41,609)
  Change in par value to 0.01 per share      -    (10,998,091)  10,998,091           -         -          -                      -
  Net income                                 -              -            -     735,319         -          -                735,319
Balance, December 31, 1995                 166         13,912   12,796,014   3,050,284   (99,990)    14,685             15,775,071
  Dividends on preferred
  and common stock                           -              -            -    (360,971)        -          -               (360,971)
  Conversion of preferred
  shares to common stock                   (10)            16           (6)          -         -          -                      -
  Options exercised                          -            594      494,778           -         -          -                495,372
  Stock dividend of 10%                      -          1,419    1,985,587  (1,987,006)        -          -                      -
  Treasury stock                             -              -            -        (444) (371,097)         -               (371,541)
  Net unrealized gain on
  securities available-for-sale              -              -            -           -         -    (90,691)               (90,691)
  Net income                                 -              -            -     953,712         -          -                953,712
Balance, December 31, 1996                $156        $15,941  $15,276,373  $1,655,575 $(471,087)  $(76,006)           $16,400,952

The accompanying notes are an integral part of these financial statements.

Page 15 of annual Report

Southern Financial Bancorp, Inc.
Consolidated Statements of Cash Flows
For the Year Ended December 31, 1996,
For the Six Months Ended December 31, 1995, and
For the Year Ended June 30, 1995
                                                         Six Months
                                            Year Ended     Ended    Year Ended
                                             Dec. 31,     Dec. 31,    June 30,
                                               1996         1995         1995
Cash flows from operating activities:
  Net income                            $    953,712 $    735,319 $  1,300,717
  Adjustments to reconcile net income to
  net cash provided by operating activities-
    Depreciation and amortization            251,249      141,577      451,660
    Provision for loan losses                695,000      150,000       60,000
    (Benefit) provision for
    deferred income taxes                    (13,849)      61,488       53,590
    Gain on sale of loans                   (209,962)    (108,846)    (267,728)
    Loss on real estate owned                 17,000       30,000            -
    Gain on sale of securities, net                -      (63,208)           -
    Amortization of deferred loan fees      (431,247)    (290,978)    (652,294)
    Originations of loans held for sale  (10,676,888)  (4,328,475) (11,613,600)
    Proceeds from sales of loans          10,612,350    4,422,321   12,324,528
    Increase in interest receivable         (161,529)    (112,442)    (381,240)
    Increase in other assets                 (94,036)    (562,596)    (144,454)
    Increase (decrease) in other
    liabilities                              438,861      (46,886)     343,113
       Net cash provided by
       operating activities                1,380,661       27,274    1,474,292
Cash flows from investing activities:
Net  fundings of loans receivable         (4,299,175) (12,030,737) (24,530,444)
Purchases of investment securities        (3,499,810)  (1,807,000)    (381,630)
Purchases of mortgage-backed securitie   (28,927,466)  (3,151,005) (10,271,977)
Sales of mortgage-backed securities
available-for-sale                                 -    4,848,694            -
Paydowns of mortgage-backed securities    11,844,529    4,439,860    6,373,360
(Increase) decrease in overnight
earning deposits, net                       (599,672)   1,104,111     (404,563)
Investment in real estate owned                    -            -     (387,023)
Increase in bank premises
and equipment, net                          (592,142)     (41,942)    (433,014)
Decrease (increase) in Federal
Home Loan Bank stock                          82,400      (82,400)    (136,100)
       Net cash used in investing
       activities                        (25,991,336)  (6,720,419) (30,171,391)
Cash flows from financing activities:
  Increase in deposits, net               20,465,419    6,134,062   37,117,664
  Increase (decrease) in advances from
  Federal Home Loan Bank                   4,500,000    1,000,000   (5,500,000)
  Decrease in advances from borrowers
  for taxes and insurance                     (8,339)     (89,780)     (21,674)
  Net proceeds from stock options exercised  495,372      173,768       12,080
  Repurchase of common stock                (371,541)     (99,990)           -
  Dividends on preferred and common stock   (360,971)    (165,240)    (258,477)
       Net cash provided by financing
       activities                         24,719,940    6,952,820   31,349,593
Net increase in cash and due from banks      109,265      259,675    2,652,494
Cash and due from banks,
beginning of period                        3,894,884    3,635,209      982,715
Cash and due from banks, end of period  $  4,004,149 $  3,894,884 $  3,635,209

Page 16 of annual Report

Notes to Consolidated Financial Statements
As of December 31, 1996 and 1995

1. Organization and Significant Accounting Policies:
Southern Financial Bancorp, Inc. (the "Bancorp"), was incorporated in the state of Virginia on December 1, 1995. On December 1, 1995, the Bancorp acquired all of the outstanding shares of the Southern Financial Bank (the "Bank"). The Bank, formerly Southern Financial Federal Savings Bank, converted from a savings bank to a state chartered commercial bank effective December 1, 1995. The amounts presented as of June 30, 1995, and for the year ended June 30, 1995 represent the financial position and results of operations of Southern Financial Federal Savings Bank.
The principal activities of the Bank are to attract deposits, originate loans and conduct mortgage banking activities as permitted for state chartered banks by applicable regulations. The Bank conducts full-service banking operations in Fairfax, Herndon, Leesburg, Middleburg, Warrenton, Winchester and Woodbridge, Virginia.
The accounting and reporting policies of the Bancorp are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are discussed below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Bancorp and the Bank as of December 31, 1996 and 1995, and for the year ended December 31, 1996, and for the six months ended December 31, 1995. All significant intercompany accounts and transactions have been eliminated.

Cash and Due From Banks and Overnight Earning Deposits
Amounts represent actual cash balances held by or due to the Bank.

Investment and Mortgage-Backed Securities
The Bancorp accounts for its investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments in debt securities are classified as held-to-maturity when the Bancorp has the positive intent and ability to hold those securities to maturity. Held-to-maturity investments are measured at amortized cost.
The amortization of premiums and accretion of discounts are computed using a method that approximates the level yield method. Investment and mortgage-backed securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity on an after-tax basis. Trading securities are reported at fair value with unrealized gains and losses included in earnings. The specific identification method is used to determine gains or losses on sales of investment and mortgage-backed securities.

Loans Held for Sale
Mortgage loans originated which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.

Impaired Loans
Effective July 1, 1995, the Bancorp implemented SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." A loan is considered impaired when, based on all current information and events, it is probable that the Bancorp will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Such impaired loans are measured based on the

Page 17 of Annual Report

present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, impairment may be measured based on the loan's observable market price, or if, the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be accounted for as loans.
Each impaired loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a reduction of principal.
At December 31, 1996, the Bancorp had identified impaired loans with a carrying value of $1,676,064. At December 31, 1996, estimated collateral proceeds were in excess of the carrying value of the loans and related allowance for losses of $333,834. The Bancorp calculates the need for an allowance for impaired loans based upon historical charge-offs, repayment experience and specific factors concerning the impaired loans. The average recorded investment in impaired loans for the year ended December 31, 1996 was $1,322,450. The Bancorp recognized interest income of $44,700 on its impaired loans for the year ended December 31, 1996.

Loan Origination Fees
Nonrefundable loan fees and direct origination costs are deferred and recognized over the lives of the related loans as adjustments of yield.

Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses which is charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is a current estimate of the losses inherent in the present portfolio based upon management's evaluation of the loan portfolio. Estimates of losses inherent in the portfolio involve the exercise of judgment and the use of assumptions. The evaluations take into consideration such factors as changes in the nature, volume and quality of the loan portfolio, prior loss experience, level of nonperforming loans, current and anticipated general economic conditions and the value and adequacy of collateral. Changes in the estimate of future losses may occur due to changing economic conditions and the economic conditions of borrowers.
Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

Premises and Equipment
The Bancorp's premises and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs which do not materially prolong the useful lives of the assets are charged to expense.
Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment and 30 years for buildings. Amortization of leasehold improvements is computed using the straight-line method over the shorter of ten years or the lease term.

Real Estate Owned
The Bancorp records and carries real estate acquired through foreclosure at the lower of the recorded investment in the loan or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, provided that the resulting carrying value does not exceed fair value. Costs relating to holding the assets are expensed.

Core Deposit Intangibles
The Bancorp amortizes its core deposit intangibles over five years, which represents the estimated lives of the depository accounts acquired.

Income Taxes
The Bancorp accounts for certain income and expense items differently for financial reporting purposes than for income tax reporting purposes, principally the provision for loan losses and loan related fees. Deferred income taxes are provided in recognition of these temporary differences.

Page 18 of annual Report

Earnings Per Share
Primary earnings per common share were computed by dividing income, less dividends on preferred stock, by the average weighted number of shares of common stock and common stock equivalents outstanding during the periods. Common stock equivalents included the number of shares issuable on exercise of outstanding options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the period. Fully diluted earnings per common share were determined in the same manner except that common stock equivalents also included the number of shares issuable on conversion of the convertible preferred shares to common shares.

Financial Instruments with Off-Balance Sheet Risk
The Bancorp, in the normal course of business, is a party to financial instruments with off-balance sheet risk primarily to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk that are not recognized in the balance sheet.
Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bancorp generally requires collateral to support such financial instruments in excess of the contractual amount of those instruments and essentially uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Issued But Not Yet Adopted Statements of Financial Accounting Standards SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in June 1996 and is effective for transactions on a prospective basis beginning January 1, 1997. Earlier or retroactive application is not permitted. This statement provides accounting and reporting standards for transfers and servicing of financial assets extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Adoption of this Statement is not expected to have a material impact on the Bancorp.

Reclassifications
Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

2.	Investment Securities:

The portfolio consists of the following securities:
                                              December 31, 1996
                                               Gross      Gross      Estimated
                                Amortized   Unrealized  Unrealized     Fair
                                   Cost        Gains      Losses       Value
Available-for-sale:
  FHLMC preferred stock         $4,310,235    $11,355    $116,303    $4,205,287

                                              December 31, 1995
                                               Gross      Gross      Estimated
                                Amortized   Unrealized  Unrealized     Fair
                                   Cost        Gains      Losses       Value
Available-for-sale:
  FHLMC preferred stock         $2,810,425    $31,200    $14,000     $2,827,625

                                              December 31, 1996
                                               Gross      Gross      Estimated
                                Amortized   Unrealized  Unrealized     Fair
                                   Cost        Gains      Losses       Value
Held-to-Maturity:
  FHLB Agency Callables         $2,000,000    $ 1,875    $     -     $2,001,875

The portfolio balance of FHLB Agency Callable Securities was $0 as of December 31, 1995.

Page 19 of Annual Report

3. Mortgage-Backed Securities:
The portfolio consists of the following securities:

                                              December 31, 1996
                                               Gross      Gross      Estimated
                                Amortized   Unrealized  Unrealized     Fair
                                   Cost        Gains      Losses       Value
Available-for-sale:
  FNMA participation
  certificates                    $902,824     $    -     $8,492       $894,332

                                              December 31, 1995
                                               Gross      Gross     Estimated
                                Amortized   Unrealized  Unrealized    Fair
                                   Cost        Gains      Losses      Value
Available-for-sale:
  FNMA participation
  certificates                  $1,039,353     $5,745     $    -     $1,045,098

                                              December 31, 1996
                                               Gross      Gross     Estimated
                                Amortized   Unrealized  Unrealized    Fair
                                   Cost        Gains      Losses      Value
Held-to-maturity:
  FHLMC participation
  certificates                $  7,300,246   $ 20,736   $ 52,650    $ 7,268,332
  FNMA participation
  certificates                  21,981,743     42,607    183,797     21,840,553
  GNMA participation
  certificates                  27,387,797     95,893     46,549     27,437,141
  Collateralized mortgage
  obligations                    6,547,457      8,215    129,496      6,426,176
  Total                        $63,217,243   $167,451   $412,492    $62,972,202

                                              December 31, 1995
                                               Gross      Gross     Estimated
                                Amortized   Unrealized  Unrealized    Fair
                                   Cost        Gains      Losses      Value
Held-to-maturity:
  FHLMC participation
  certificates                $  9,397,071    $22,335 $   72,688   $  9,346,718
  FNMA participation
  certificates                  12,065,698          -    185,819     11,879,879
  GNMA participation
  certificates                  17,612,474     25,094     82,645     17,554,923
  Collateralized mortgage
  obligations                    6,922,534     34,380     64,084      6,892,830
  Total                        $45,997,777    $81,809   $405,236    $45,674,350

Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts. All of the held-to-maturity securities other than $8.5 million of 15-year fixed rate securities have adjustable rates of interest. The rates on approximately 17 percent of the portfolio are tied to the 11th District and national cost of funds indices and adjust monthly. The remaining rates are tied to the one year constant maturity treasury index.
Available-for-sale securities are carried at fair value with unrealized losses reported as a separate component of stockholders' equity, net of the tax effect. All of the available-for-sale securities have fixed interest rates.
There were no sales of mortgage-backed securities during the year ended December 31, 1996.
During the six months ended December 31, 1995, net proceeds from sales of available-for-sale mortgage-backed securities were $4,848,694. Gross gains of $63,208 were realized on the sale of mortgage-backed securities during the six months ended December 31, 1995.

Page 20 of Annual Report

As of December 31, 1996 and December 31, 1995, mortgage-backed securities having a book value of $49,743,572 and $30,124,830, respectively, were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta ("FHLB") and as collateral for escrow deposits in accordance with Federal and state requirements.
A comparison of amortized cost and market value for securities, along with the contractual dates of maturity, by category of security as of December 31, 1996 is as follows:

                                                                     Aggregate
                                                          Amortized    Market
                                                             Cost      Value
Available-for-sale securities:
  Investment securities-                                  $       -   $       -
  Mortgage-backed securities-
  Maturing after ten years                                  902,824     894,332
  Total available-for-sale securities                      $902,824    $894,332
Held-to-maturity securities:
  Investment securities-
    Maturing after one year, but within five years       $2,000,000  $2,001,875
	Mortgage-backed securities-
    Maturing after ten years                             63,217,243  62,972,202
    Total held-to-maturity securities                   $65,217,243 $64,974,077

As of December 31, 1995, all investment and mortgage-backed securities had maturity dates of after ten years.

4.Loans Receivable:

Loans receivable consist of the following:
                                                      December 31, December 31,
                                                           1996         1995
Mortgages:
  Residential                                         $ 35,032,684 $ 37,583,119
  Nonresidential                                        46,548,847   36,742,339
Construction:
  Residential                                            5,616,121    8,515,853
  Nonresidential                                         7,510,374   11,028,772
Nonmortgages:
  Business                                              12,197,921    9,265,345
  Consumer                                               3,294,171    2,760,636
    Total loans receivable                             110,200,11 8 105,896,064
  Less:
    Deferred loan fees, net                               (412,274)    (454,334)
    Allowance for loan losses                           (1,500,941)  (1,190,249)
  Loans receivable, net                               $108,286,903 $104,251,481

Page 21 of annual Report

The following sets forth information regarding the allowance for loan losses:

                                                       December 31, December 31,
                                                           1996         1995
Balance, beginning of period                            $1,190,249   $1,057,445
  Charge-offs, net                                        (384,308)     (17,196)
  Provision charged to income                              695,000      150,000
Balance, end of period                                  $1,500,941   $1,190,249

The Bancorp's loan portfolio is concentrated in the Northern Virginia area.
At December 31, 1996 and 1995, the average yield on loans receivable was
9.18 percent and 9.32 percent, respectively.  The amount
of loans being serviced for others was $4,121,734 and $3,384,496 at
December 31, 1996 and 1995, respectively. At December 31, 1996, there were no loans on which the Bancorp was still accruing interest which had payments ninety days or more past due.  At December 31, 1995, there were seven loans on which the Bancorp was still accruing interest with a total balance of approximately $881,028 which had payments ninety days or more past due.
The loan portfolio includes loans on which the Bancorp is not currently accruing any interest income.  The total outstanding principal and uncollected interest on these loans consists of the following:
                                                       December 31, December 31,
                                                           1996         1995
Principal outstanding                                   $1,676,064     $591,049
Uncollected interest                                       220,461       27,675

 There were no sales of real estate owned during the year ended December 31, 1996, the six months ended December 31, 1995, or the year ended June 30, 1995.

5.Bancorp Premises and Equipment:

The Bancorp's premises and equipment consists of the following:

                                                       December 31, December 31,
                                                            1996         1995
Land                                                    $  125,647   $   50,000
Building and improvements                                  587,980      350,424
Furniture and equipment                                  1,335,548    1,105,650
Leasehold improvements                                     996,885      947,843
                                                         3,046,060    2,453,917
Less- Accumulated depreciation and amortization         (1,558,614)  (1,307,364)
Bancorp premises and equipment, net                     $1,487,446   $1,146,553

Depreciation and amortization expense aggregated $251,249 and $111,303 for the year ended December 31, 1996, and for the six months ended December 31, 1995, respectively.

6. Interest Receivable:

Accrued interest receivable consists of the following:

                                                      December 31, December 31,
                                                            1996         1995
Interest on loans                                       $  890,133   $  840,385
Interest on mortgage-backed securities
  and other investments                                    438,418      326,637
    Total                                               $1,328,551   $1,167,022

Page 22 of annual Report

7. Real Estate Owned:

The following activity occurred during the year ended December 31, 1996 and the six months ended December 31, 1995:


                                                      December 31, December 31,
                                                            1996         1995
Beginning balance                                         $357,023     $387,023
Additions                                                        -            -
Holding period write-down                                  (17,000)     (30,000)
Ending balance                                            $340,023     $357,023

Balance represents one property in Loudoun County, Virginia.

8. Deposits:

Deposits consist of the following:

                                   1996                    1995
                                 Weighted                Weighted
                                 Average                 Average
                                 Interest                Interest
                                   Rate        Amount      Rate        Amount
Checking accounts                  0.65%    $23,424,025    1.74%    $18,881,792
Money market and savings accounts  3.23      21,502,863    3.37      19,302,329
Certificates of deposit            5.59     119,352,217    5.73     105,629,565
                                   4.57%   $164,279,105    4.89%   $143,813,686

As of December 31, 1996, certificates of deposit have scheduled fiscal year maturity dates as follows:
1997         $101,212,198
1998           10,791,485
1999	          	4,336,878
2000	          	3,011,656
             $119,352,217

Deposits totaling approximately $24,135,017 and $19,611,149 had balances greater than $100,000 at December 31, 1996 and 1995, respectively, of which $13,861,572 and $11,595,231 represented certificates of deposit at December 31, 1996 and 1995, respectively.

Interest expense by deposit category follows:
                                                         1996            1995
Checking accounts                                    $  238,279      $  135,574
Money market and savings accounts                       683,839         314,728
Certificates of deposit                               6,511,216       2,989,486
                                                     $7,433,334      $3,439,788

Total cash paid for interest aggregated approximately $2,628,853 and $1,292,324 for the year ended December 31, 1996, and the six months ended December 31, 1995, respectively.

Page 23 of Annual Report

9. Advances from Federal Home Loan Bank:

The Bancorp has a credit availability agreement with FHLB totaling $25,000,000. The agreement does not have a maturity date and advances are made at FHLB's discretion. At December 31, 1996 and 1995, advances from FHLB totaled $8,500,000 and $4,000,000, respectively. Advances are made at variable interest rates. The weighted average rates of interest were 6.57 percent and 5.85 percent at December 31, 1996 and 1995, respectively. Advances outstanding at December 31, 1996, mature on February 14, 1997, October 15, 1997, and January 30, 1998, and are secured by mortgage-backed securities having a book value of $49,732,572.
The Bancorp has entered into interest rate cap agreements whereby the counterparty institution agreed to cap the cost of a component of the FHLB advances outstanding floating-rate debt for an agreed upon period of time. The cap agreement was accounted for as a hedge. The cost of the interest rate caps were amortized into interest expense on a straight-line basis over the terms of the agreements. At December 31, 1996 and 1995, respectively, the Bancorp had outstanding interest rate caps with a total notional amount of $0 and $1,000,000.

10. Stockholders' Equity:

Each share of the Bancorp's preferred stock is convertible to 1.61 shares of common stock. The preferred stock has an annual dividend rate of 6 percent. Dividends are payable quarterly and are cumulative.
The Bancorp's Board of Directors declared a 10 percent stock dividend in July 1996 and 1995 and a four-for-three stock split in February 1995, which was effected in the form of a dividend. All earnings per share amounts have been calculated as if these distributions occurred on July 1, 1992, the beginning of fiscal year 1993.
In December 1995, the Bancorp changed the par value of its common stock from $8.00 per common share to $0.01 per common share. This resulted in a decrease in common stock of $10,998,091.
In fiscal year 1987, the Bancorp's stockholders approved an incentive stock option plan under which options to purchase up to 83,660 shares of common stock could be granted. During fiscal year 1994, this plan was amended to allow an additional 100,000 shares of common stock to be granted. In accordance with the plan agreement, the exercise price for stock options equals the stock's market price on the date of grant. The maximum term of all options granted under the plans is ten years and vesting occurs after one year.
The Bancorp accounts for its stock option plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with Statement of Financial Accounting Standards("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Bancorp's net income and earnings per share in the Consolidated Statements of Income, would have been reduced to the following pro forma amounts:

                                                             December 31,
                                                         1996            1995
Net income:
        As reported                                    $953,712        $735,319
        Pro forma                                       603,344         522,390
Earnings per share:
        As reported                                        0.62            0.49
        Pro forma                                          0.39            0.35
Weighted-average assumptions:
        Expected lives (years)                            10.00           10.00
        Risk-free interest rate (%)                        6.06%           6.22%
        Expected volatility (%)                           45.00%          45.00%
        Expected dividends (annual per share)              -               -

Page 24 of annual Report

The Bancorp did not record any compensation costs in 1996 or 1995 related to its stock option plan. In addition, no significant modifications to the plan were made during the periods. The fair values of the stock options outstanding used to determine the pro forma impact of the options to compensation expense, and thus, net income and earnings per share, were based on the Noreen-Wolfson option pricing model for each grant made in 1996 and 1995, using the key assumptions detailed above.
	Compensation cost charged against historical net income in the above table was increased by the fair value of stock-based compensation grants. The compensation cost amounted to $350,368 and $212,929 for the year ended
December 31, 1996 and the six months ended December 31, 1995, respectively.
During the initial phase-in period, the effects of applying SFAS No. 123 to historical net income to provide pro forma disclosures are not likely to be representative of the effects on reported net income for future years because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995.
	A summary of the status of the Bancorp's stock option plan as of December 31, 1996 and 1995, and changes during the year ended December 31, 1996, and the six months ended December 31, 1995, is presented below. Average prices and shares subject to options have been adjusted to reflect stock dividends.

                                                       1996              1995
                                                     Weighted          Weighted
                                                     Average           Average
                                                     Exercise          Exercise
                                            Shares     Price   Shares    Price
Outstanding at beginning of year            188,792    $9.94   171,871   $9.82
Granted                                      66,029    13.43    45,980   13.18
Exercised                                    65,373     8.18    24,219    7.92
Forfeited                                         -                  -
Expired                                      12,121    13.04     4,840   12.08
Outstanding at December 31,                 177,327    11.02   188,792    9.94
Options exercisable at December 31,         112,127            125,891
Weighted average fair value
of options granted during the period                   $5.92             $6.01

The following table summarizes information about fixed stock options outstanding at December 31, 1996.

	Options Outstanding	Options Exercisable
						Weighted
				Remaining		Average
		Exercise	Number	Contractual	Number	Exercise
		Price	Outstanding	Life	Exercisable	Price
				months
         $7.49          8,874        42          8,874        $7.49
          7.75         12,907         6         12,907         7.75
          8.83         30,653        90         30,653         8.83
          8.99          4,840        18          4,840         8.99
          9.30          7,260        30          7,260         9.30
          9.61         16,940        78         16,940         9.61
         11.98         30,653       103         30,653        11.98
         12.73         15,403       115              -            -
         13.64         43,195       109              -            -
         13.64          6,602       112              -            -

                      177,327                  112,127

Page 25 of Annual Report

There were 10 option holders at December 31, 1996. Options exercised during 1996 had exercise prices ranging from $6.81 to $10.57. Options exercised during 1995 had exercise prices ranging from $6.81 to $10.57.
The closing price of the Bancorp's stock at December 31, 1996 was $13.50 per share.
On May 28, 1996, the Bancorp acquired 9,374 shares of its own stock at a market price of $16.00 in a stock swap transaction with the Chief Executive Officer. The shares acquired were accepted as payment to redeem 22,026 options to purchase common stock. This purchase was accounted for as treasury stock by the Bancorp.
On July 30, 1996, the Bancorp acquired 14,771 shares of its own stock at a market price of $15.31 in a stock swap transaction with the Controller. The shares acquired were accepted as payment to redeem 22,000 options to purchase common stock. The purchase was accounted for as treasury stock by the Bancorp.

11. Regulatory Matters:

The Bancorp's primary supervisory agent is the Federal Reserve Bank. The Federal Reserve Bank has mandated certain capital standards for the industry. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") outlines various levels of capital adequacy for the industry.
Effective January 1, 1994, the Bancorp implemented SFAS No. 115. This pronouncement requires, among other items, the reporting of unrealized gains and losses in available-for-sale securities in stockholders' equity. At December 31, 1996, the Bank reported net unrealized losses of $76,006, net of tax, in stockholder's equity. These net unrealized losses were excluded from Tier I and Tier II capital for regulatory reporting in accordance with current regulatory agency guidance.
The Bancorp is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulation that, if undertaken, could have a direct material effect on the Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bancorp must meet specific capital guidelines that involve quantitative measures of the Bancorp's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bancorp's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitaive measures established by regulation to ensure capital adequacy require the Bancorp to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December, 31, 1996, that the Bancorp meets all capital adequacy requirements to which it is subject.
As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Bancorp as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bancorp must maintain minimum total risk-based, Tier I risk- based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.
The Bancorp's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in 000s).


Page 26 of Annual Report
                                                                To be Well
                                               For Capital   Capitalized Under
                                                 Adequacy    Prompt Corrective
                                  Actual         Puproses    Action Provisions
                              Amount  Ratio   Amount  Ratio   Amount   Ratio
As of December 31, 1996:
  Total Capital:
  (to risk weighted assets)  $17,554  16.6% =>$8,431 =>8.0% =>$10,539 =>10.0%
  Tier I Capital
  (to risk weighted assets)  $16,234  15.4% =>$4,216 =>4.0%  =>$6,323  =>6.0%
  Tier I Capital
  (to average assets)        $16,234   8.7% =>$7,477 =>4.0%  =>$9,346  =>5.0%
As of December 31, 1995:
  Total Capital:
  (to risk weighted assets)  $16,628  15.9% =>$8,355 =>8.0  =>$10,443 =>10.0%
  Tier I Capital
  (to risk weighted assets)  $15,438  14.8% =>$4,177 =>4.0%  =>$6,266  =>6.0%
  Tier I Capital
  (to average assets)        $15,438   9.6% =>$6,424 =>4.0%  =>$8,030  =>5.0%

Legislation was enacted on September 30, 1996 that imposed on thrift institutions a one-time assessment of 65.7 basis points on their SAIF-insured deposits to capitalize the SAIF. The Bancorp was required to pay the assessment since it was considered a thrift institution at the time the SAIF legislation was initiated. During 1996, the Bank paid approximately $830,270 for the SAIF assessment which is included in deposit insurance assessments on the accompanying Consolidated Statements of Income.

12. Parent Company Activity:

The Bancorp owns all of the outstanding shares of the Bank. The statement of condition and statement of income are as follows:
                             Statement of Condition
                             As of December 31, 1996
Assets:
Investment in bank                              $16,443,483
Other assets                                         36,925
Total assets                                    $16,480,408

Liabilities:
Other liabilities                               $     3,450
Total liabilities                               $     3,450

Stockholders' equity:
Preferred stock                                 $       156
Common stock                                         15,941
Capital in excess of par                         15,276,373
Retained earnings                                 1,655,575
Treasury stock                                     (471,087)
Total stockholders' equity                       16,476,958

Total liabilities and stockholders' equity	$16,480,408

Page 27 of Annual Report

                              Statement of Income
                      For the Year Ended December 31, 1996
Equity in earnings of Bank                      $  953,712

13. Estimated Fair Value of Financial Instruments:

Effective December 31, 1995, the Bancorp implemented SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." SFAS No. 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. If estimating fair value is not practicable, the statement requires disclosure of descriptive information pertinent to estimating the value of a financial instrument.
Some of the Bancorp's assets and liabilities are financial instruments; however, certain of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for the purposes of the following disclosure, resulting in a great degree of subjectivity inherent in the indicated fair value amounts. Comparability among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made. The estimated fair values of the Bancorp's financial instruments at December 31, 1996 are as follows:

                                                December 31, 1996
                                            Carrying           Fair
                                             Amount            Value
Financial assets:
  Cash and amounts due from banks        $  4,004,149     $  4,004,149
  Available-for-sale securities             5,099,619        5,099,619
  Held-to-maturity securities              65,217,243       64,974,077
  Loans receivable, net of reserve        108,286,903      108,336,794
  Loans held for sale                         444,500          444,500
Financial liabilities:
  Deposits-
    Checking accounts                      23,424,025       23,424,025
    Money market and savings accounts      21,502,863       21,502,863
    Certificates of deposit               119,352,217      119,442,477

The following methods and assumptions were used to estimate the fair value amounts at December 31, 1996:

Cash and Due From Banks
Carrying amount approximates fair value.

Available-for-Sale Securities
Fair value is based on quoted market prices.

Held-to-Maturity Securities
Fair value is based on quoted market prices, dealer quotes or estimates using dealer quoted market prices for similar securities.

Loans Receivable, Net of Reserve
Fair value of certain homogeneous groups of loans (e.g., single-family residential, automobile loans, home improvement loans and fixed-rate commercial and multifamily loans) is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs or the interest rates currently offered by the Bancorp for loans with similar terms to borrowers of similar credit quality. For loans which reprice frequently at market rates (e.g., home equity, variable-rate commercial and multifamily, real estate construction and ground loans), the carrying amount approximates fair value.

Page 28 of annual Report

Loans Held for Sale
Fair Value is determined using quoted market prices for loans or outstanding commitment prices from investors.

Deposits
Deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts, are assumed to have an estimated fair value equal to carrying value. The indicated fair value does not consider the value of the Bancorp's estimated deposit customer relationships.
Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar maturities.

Off-Balance Sheet Instruments
The difference between the original fees charged by the Bank for commitments to extend credit and letters of credit and the current fees charged to enter into similar agreements is immaterial.

14. Savings Plan:

In fiscal year 1993, the Bancorp began an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under
Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Bancorp matches each employee's contributions on a discretionary basis, based on Bancorp profits up to a maximum of 6 percent of the employee's earnings. The Bancorp expects to make a cash contribution by March 15, 1997, covering the year ended December 31, 1996. The Bancorp's cash contributions to the Savings Plan were $22,943 and $28,385 for the years ended December 31, 1996 and 1995, respectively.

15. Provision for Income Taxes:

The provision for income taxes consists of the following:

                            Year Ended    Six Months Ended   Year Ended
                            December 31,     December 31,     June 30,
                                1996            1995            1995
Current provision:
Federal                       $483,449        $320,154        $760,309
State                                -          32,758          90,771
                               483,449         352,912         851,080
Deferred (benefit) provision:
Federal                        (13,849)         58,072         (16,929)
State                                -           3,416          (1,081)
                               (13,849)         61,488         (18,010)
                              $469,600        $414,400        $833,070

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as the allowance for loan losses and loan fees, are recognized in different periods for financial reporting and tax return purposes. Realization of the deferred tax asset is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. Total cash paid for taxes aggregated $916,000 and $550,350 for the year ended December 31, 1996, and for the six months ended December 31, 1995, respectively.

Page 29 of Annual Report

Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 1996 and 1995:

                                                        1996         1995
Assets:
Provision for losses on loans and real estate owned   $198,125     $ 53,526
Deferred loan fees                                     161,820      219,676
Depreciation                                            83,923       67,308
Gross deferred tax assets                              443,868      340,510

Liabilities:
FHLB dividend                                           35,771       35,771
Valuation of Loans and Securities                       39,074          -
Other                                                   64,577       14,142
Gross deferred tax liabilities                         139,422       49,913

Net deferred tax assets                               $304,446     $290,597

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

                       Year Ended        Six Months Ended      Year Ended
                    December 31, 1996    December 31, 1995    June 31, 1995
Pretax income              34%                 34%                  34%
State taxes                 -                   2%                   5%
Dividends received
  deduction                (1%)                 -                    -
Effective tax rate         33%                 36%                  39%

16. Commitments:

The Bank leases its corporate headquarters and branch facilities under operating lease agreements expiring through 2001. As of December 31, 1996, future minimum lease payments required under these arrangements, assuming no extension options are exercised, are as follows:

Years Ending
December 31,	Minimum Lease Payments
1997		$440,549
1998		377,892
1999		244,041
2000		218,487
2001		168,148
Thereafter

Rent expense aggregated $504,647 and $240,976 for the year ended December 31, 1996, and for the six months ended December 31, 1995, respectively. Outstanding loan commitments amounted to $9,119,150 and $6,402,500 at December 31, 1996 and 1995, respectively. The Bank had commitments from investors of $2,769,800 and $4,525,600 to purchase loans from the Bank at December 31, 1996 and 1995, respectively.
At December 31, 1996, the Bank had commercial letters of credit outstanding in the amount of approximately $251,907.
At December 31, 1996, the Bank had unfunded lines of credit of $10,724,839.