Form 10-K/A, Exhibit 13
period 1996-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 1997-04-03
CIK 914789

SOUTHERN FINANCIAL BANCORP, iNC.
ANNUAL REPORT, 1996

UNLOCKING OPPORTUNITIES

Opportunities for growth. Opportunities for improvement. Opportunities for a better life. Providing the right keys to unlock the door when opportunity knocks is what differentiates us from many of our competitors. Southern Financial has been providing those keys for over ten years - to neighbors building or buying their homes, to neighbors starting or expanding small business, to neighbors managing their finances; a myriad of keys enabling each person in our communities to decide how he or she would like to do business with us.

	Our key for home ownership revolves around a variety of lending programs designed to enable a customer to afford the opportunity for a better lifestyle. Southern Financial offers competitive loan programs featuring adjustable rates and fixed rates, to build, buy, or refinance residential property. Southern Financial is one of the only lenders in the Northern Virginia and Washington, DC areas to offer a residential construction program whereby the customer is the general contractor and can oversee the building of his or her home from start to finish. We are proud that we are able to provide our neighbors with the right house keys for a better life.

	Southern Financial's key for small businesses involves programs initiated by both the Bank and in conjunction with the Small Business Administration so that every opportunity is made available for the future success of each of our neighbor's businesses. We are one of the area's top SBA lenders because we have proven we can provide the key to develop innovative business lending programs. We have grown as our reputation has been spread by word of mouth. Southern Financial is a leader because we listen carefully to the requirements and goals of each individual business and then work with our customers to create a program that is right for them. The year 1996 has seen lending in such diverse areas as veterinary clinics, craft stores, golf courses, bed and breakfasts, heavy machinery and even a small airport facility.

	This past year has seen Southern Financial forging new keys in the areas of deposit programs and accessibility to those funds and fund management. We have developed new deposit products featuring interest-bearing accounts, no monthly maintenance fee accounts, business accounts, money market accounts and certificate of deposit accounts. We have responded to our customers' needs to manage their finances more effectively by installing an automated direct access to deposit and loan information through access on their telephones. Customer support has been improved and expanded by upgrading our branch equipment providing greater efficiency and speed through the use of a satellite system.

	Our commitment to helping our neighbors remains strong. We are proud to remain a small community bank dedicated to the support and growth of our neighborhoods and communities, one neighbor at a time.


FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share data)

                              at December 31,             at June 30,
                              _______________      _________________________
Financial Condition            1996     1995       1995      1994       1993
Total Assets                $190,809 $164,801   $157,201  $124,108   $103,039
Net Loans                    108,287  104,251     92,080    66,957     58,285
Total Deposits               164,279  143,814    137,680   100,562     79,465
Stockholders' Equity          16,401   15,775     15,173    14,019      8,610

                              Year     6 Months  Year      Year       Year
                              Ended    Ended     Ended     Ended      Ended
                              Dec. 31, Dec. 31,  June 30,  June 30,   June 30,
Results of Operations          1996     1995       1995      1994       1993
Interest Income              $14,615   $6,731    $11,027    $7,615     $6,701
Interest Expense               7,776    3,629      5,931     3,650      3,096
Net Interest Income            6,839    3,101      5,095     3,966      3,604
Provision for Loan Losses        695      150         60         5        240
Net Interest Income after
  Provision for Loan Losses    6,144    2,951      5,035     3,961      3,364
Other Income                   1,186      514        814     1,128      1,483
Special SAIF Assessment          830        0          0         0          0
Other Expense                  5,077    2,316      3,716     3,147      2,840
Income before Taxes            1,423    1,150      2,134     1,942      2,007
Provision for Income Taxes       469      414        833       757        763
Income before Cumulative Effect
   of Accounting Change          954      735      1,301     1,184      1,244
Cumulative Effect of Accounting
  Change                           0        0          0         0         10
NET INCOME                       954       735     1,301     1,184      1,254

Per Common Share Data:
Net Income Fully Diluted       $0.59     $0.46     $0.81     $1.02*     $1.43*
Dividends Paid per Share       $0.24     $0.12     $0.20     $0.20      $0.20
Book Value per Share          $10.32    $10.05     $9.82     $9.06      $8.65
Weighted Average Shares
Outstanding                1,546,179 1,508,370 1,505,016 1,140,582*   869,519*
Actual Shares Outstanding  1,564,248 1,385,092 1,369,149 1,366,694    869,519
Cumulative Convertible
  Preferred Stock
  Actual Shares Outstanding   15,634    16,634    16,634    17,388     17,388

                              at or     at or     at or     at or      at or
                              for the   for the   for the   for the    for the
                              Year      6 Months  Year      Year       Year
                              Ended     Ended     Ended     Ended      Ended
                              Dec. 31,  Dec. 31,  June 30,  June 30,   June 30,
Growth & Financial Ratios      1996      1995      1995      1994       1993
% Change in Equity             3.97%     3.97%     8.23%     62.82%    14.96%
% Change in Assets            15.78%     4.83%    26.66%     20.44%    33.04%
% Change in Loans              3.87%    13.22%    37.52%     14.88%    21.19%
Equity/Assets Ratio            8.60%     9.57%     9.65%     11.30%     8.36%
Return on Average Assets       0.52%     0.91%     0.90%      1.06%     1.45%
Operating Expense to
  Average Assets               3.25%     2.88%     2.56%      2.81%     3.28%
Return on Average Equity       5.91%     9.50%     8.95%     10.06%    15.40%
Net Interest Margin            3.93%     3.98%     3.60%      3.61%     4.20%
Efficiency Ratio              73.61%    64.05%    62.88%     61.78%    55.82%
Other Data:
Number of Full Service Branches   10         9         9          6         5
Number of ATMs                     8         7         7          4         3
*Not adjusted to reflect stock dividend of August, 1996

Dear Shareholder:

The end of 1996 marks the completion of Southern Financial's first full year as a commercial bank. It was a year where your Bank met new challenges and positioned itself decisively for the future.
Most importantly, it was the year where we incurred a one-time pretax assessment of $830,268 as your Bank's share of the cost of recapitalizing the Savings Association Insurance Fund (SAIF).

We can debate the fairness of the assessment. Your Bank never cost the SAIF fund a dime. We have in fact paid over $2.6 million in insurance premiums to FSLIC since we opened. The important fact for Southern Financial Bank is that this assessment should put the S&L debacle behind us forever. Moreover, it will reduce our SAIF premiums from approximately $71,000 per quarter, where they were early in 1996 to approximately $27,000 per quarter next year.

Had the SAIF assessment not taken place, 1996 would have been another record year for your Bank's earnings. Net income after taxes for Southern Financial Bank without the SAIF assessment was $1,509,991 for 1996 compared to $1,398,847 for 1995.

Including the SAIF assessment, 1996 was
still a solid year for your Bank. Earnings were $953,711 in 1996 compared to $1,398,847 in 1995.

Most importantly, your Bank's theme for
the coming year is "Unlocking Opportunities in Our Neighborhood". With over a year as a commercial bank under our belt and over ten years serving our diverse communities, your

(CHART FROM ANNUAL REPORT REPRODUCED AS TABLE)

Net Income (In Thousands)
June 30, 1993                                  $1,254
June 30, 1994                                   1,184
June 30, 1995                                   1,301
December 31, 1995 (annualized)                  1,399
December 31, 1996                                 954
December 31, 1996 (without SAIF assessment)     1,510


Bank has made enormous strides in providing innovative financing to small and medium sized businesses and in offering a full spectrum of banking services to our growing base of individual clients.

One area where Southern Financial has unlocked opportunities for its clients is through creative use of the various programs offered by the Small Business Administration (SBA). Your Bank is a recognized leader in Northern Virginia and in the District of Columbia in small business lending. Your Bank has been an aggressive and creative lender under the SBA's 504 Loan Program, an economic development financing program conducted in conjunction with various state programs. In addition, Southern Financial has become a major competitor in Northern Virginia and the District of Columbia in the SBA's 7a lending program, where the SBA guarantees a portion of the loans extended by your Bank. In addition, your Bank has been a regional pioneer in the SBA's Capline and Export Working Capital Loan programs. During the last two years Southern Financial closed over 75 loans under the 504 and 7a program for a total of over $34 million.

Southern Financial's use of these programs for its small business clients has ranged over a wide spectrum of local businesses from veterinary clinics to government contractors, from financing the construction of a bowling alley to a pediatric dental clinic and from small manufacturers to local retailers. Virtually all of our small business loans develop into full banking relationships including deposit accounts and other banking services, often including conventional working capital lines extended by the Bank.

In addition, your Bank continues to be active in residential construction lending for owner/builders. Owner/builder construction loans closed in 1996 reached $8 million.

We commit ourselves to continuing to "unlock opportunities in our neighborhood" for our small business and individual clients during 1997 and beyond. Positioning your Bank as an integral factor in our community's economic growth will continue to foster the growth of your Bank's franchise value.

I look forward to seeing you at our Annual Meeting April 24.

Very truly yours,

/s/Georgia s. Derrico

Georgia S. Derrico
Chairman & CEO

(CHART FROM ANNUAL REPORT REPRODUCED AS TABLE)

Book Value (fully diluted)
June 30, 1993        $8.65
June 30, 1994         9.06
June 30, 1995         9.82
December 31, 1995    10.05
December 31, 1996    10.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

On December 1, 1995 Southern Financial Federal Savings Bank converted to a Virginia chartered commercial bank, Southern Financial Bank. At that time a bank holding company, Southern Financial Bancorp, Inc. ("Southern
Financial" or "the Bank") was formed and which acquired all of the stock of Southern Financial Bank. Also, on December 1, 1995 Southern Financial changed its fiscal year end to December 31 from June 30.

(CHART FROM ANNUAL REPORT REPRODUCED AS TABLE)

Asset Growth ($ in Millions)
December 31, 1992        $88.0
December 31, 1993        111.7
December 31, 1994        144.6
December 31, 1995        164.8
December 31, 1996        190.8

The total assets of Southern Financial were $190.8 million at December 31, 1996, an increase of $26.0 million, or 15.8%, from $164.8 million at
December 31, 1995. This	 increase was primarily due to an increase in
mortgage-backed securities of $17.1 million, or 36.3%, to $64.1 million at December 31, 1996 from $47.0 million at December 31, 1995 and, to a lesser extent, an increase in non-mortgage loans of $3.5 million. Total liabilities increased $25.4 million, or 17.0%, to $174.4 million at December 31, 1996, from $149.0 million at December 31, 1995.
	Loans receivable, net of deferred fees and allowances for losses, were $108.3 million at December 31, 1996, an increase of $4.0 million over $104.3 million at December 31, 1995. The Bank's lending strategy is to retain for portfolio those residential mortgage loans with interest rates that adjust periodically and sell those residential mortgage loans originated with fixed rates. During the twelve months ended
December 31, 1996, Southern Financial
continued to emphasize loan originations connected with various lending programs of the U.S. Small Business Administration Program.
As a result, the growth in the loan portfolio occurred in non-mortgage loans, which increased by $3.5 million, and in loans secured by nonresidential property, which increased by $6.2 million. The weighted average interest rate on total loans receivable decreased to 9.18% at December 31, I996 from 9.32% at December 31, 1995.
        The portfolio of mortgage-backed securities at December 31, l 996 consisted of $63.2 million in securities classified as held-to-maturity and $0.9 million classified as available-for-sale. The portfolio of securities held-to-maturity consisted of FNMA, GNMA and FHLMC participation certificates and collateralized mortgage obligations, of which $8.5 million had fixed rates of interest and original maturities of 15 years. The remainder of $54.7 million had adjustable rates of interest, all of which adjust in one year or less. The securities classified as available-for-sale had fixed rates of interest and original maturities of 15 years.
The increase in assets was funded primarily by an increase in customer deposits. Deposits at December 31, 1996 were $164.3 million, an

(CHART FROM ANNUAL REPORT REPRODUCED AS TABLE)

Deposit Levels ($ in Millions)
December 31, 1992        $71.0
December 31, 1993         86.4
December 31, 1994        120.2
December 31, 1995        143.8
December 31, 1996        164.3


increase of
$20.5 million, or 14.2%, over deposits of $143.8 million at December 31, 1995. All deposit categories increased with the largest increase occurring in certificates of deposit which increased by $13.7 million, or 13.0%, to $119.4 million at December 31, 1996 from $105.6 million at December 31, 1995 . The weighted average interest rate for all accounts decreased to 4.57% at December 31, 1996 from 4.89% at December 31, 1995. The increase in deposits reflects the opening in June of 1996 of a new branch in Winchester, as well as growth in the Bank's customer base at all branches. Advances from the Federal Home Loan Bank of Atlanta ("FHLB") totaled $8.5 million at December 31, 1996, an increase of $4.5 million from $4.0 million at December 31, 1995.

Results of Operation
The operating results of the Bank depend primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, such as loans, mortgage-backed securities and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of its noninterest income including income or loss from the sale of loans and fees and service charges on deposit accounts, and by the level of its operating expenses, including compensation, premises and equipment, deposit insurance assessments and income taxes. The following tables provide information regarding changes in interest income and interest expense, as well as the underlying components of interest-earning assets and interest-bearing liabilities.
The following table presents, for the periods indicated, average monthly balances of and weighted average yields on interest-earning assets and average balances and weighted average effective interest paid on interest bearing liabilities. Average balances are calculated on a monthly basis. The subsequent table presents information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by old volume).

Rate Sensitivity Analysis	(in thousands)
                                   Year ended   Six months ended   Year ended
                                   December 31     December 31       June 30
                                       1996           1995            1995
                                Average Average Average Average Average Average
                                balance  yield/  balance  yield/ balance yield/
                                         rate             rate           rate
Interest-earning assets
  Loans receivable              106,254   9.70  100,777   9.86   81,237   9.26
  Mortgage-backed securities     57,846   6.29   48,907   6.49   54,544   5.78
  Investments                    10,064   6.68    6,098   5.81    5,712   6.10
  Total interest-earning assets 174,164   8.39  155,782   8.64  141,493   7.79
Interest-bearing liabilities
  Deposits                      158,151   4.70  138,322   4.97  118,043   4.43
  Borrowings                      6,077   5.63    5,667   6.69   11,250   6.21
  Total Interest-bearing
    liabilities                 164,228   4.73  143,989   5.04  129,293   4.59
Average dollar difference
between interest-earning assets
and interest-bearing liabilities  9,936          11,793          12,200
Interest rate spread                      3.66            3.60            3.20
Interest margin                           3.93            3.98            3.60

Rate/Volume Analysis
(in thousands)
                                Year ended             Six months ended
                             December 31, 1996         December 31, 1995
                           compared to six months      compared to year
                           ended December 31, 1995    ended June 30, 1995
                            Volume    Rate   Total   Volume   Rate   Total
Interest Income
  Loans receivable            535     (160)   375     1,901   510     2,411
  Mortgage-backed securities  560      (95)   465       (99)  118        19
  Investments                 255       59    314        19   (14)        5
  Total interest income     1,350     (196) 1,154     1,821   614     2,435
Interest expense
  Deposits                    890      337    553       963   684     1,647
  Borrowings                   30      (67)   (37)     (379)   59      (320)
  Total interest expense      920     (404)   516       584   743     1,327
Net interest income           430      208    638     1,237  (129)    1,108



Comparison of the year ended December 31, 1996 with the six months ended December 31, 1995
Southern Financial's net income for the year ended December 31, 1996 totaled $953,711,a decrease on an annualized basis of 35.1%, from $735,319 for the six months ended December 31, 1995. The decrease in net income was primarily due to an increase on an annualized basis of 212% in deposit insurance assessments and of 132% in provision for loan losses; these were partially offset by an increase on an annualized basis of 10.3% in net interest income and 15.3% in other operating income. Fully diluted earnings per share for the year ended December 31, 1996 was $0.59 as compared to $0.46 for the six months ended December 31, l995. The weighted average number of shares of common stock outstanding was 1,546,179 for the year ended December 31, 1996 and 1,508,370 for the six months ended December 31, 1995.
Net interest income. Net interest income before provision for loan losses was $6.8 million for the year ended December 31, 1996 and $3.1 million for the six months ended December 31, 1995. On an annualized basis, this represents an increase of 10.3%. This increase was due to an increase in the average level of earning assets from $155.8 million to $174.2 million. The interest rate spread increased from 3.60% for the six months ended December 31, 1995 to 3.66% for the year ended December 31, 1996, but the interest margin decreased from 3.98% to 3.93% over the same periods. The decrease in the interest rate margin was due to the fact that interest bearing liabilities increased by a greater percentage than interest earning assets.
Total interest income. Total interest income was $14.6 million for the year ended December 31, l996, an increase on an annualized basis of 8.6%, from $6.7 million for the six months ended December 31, 1995. This increase resulted from a growth in interest earning assets which more than offset the decline in related yields. Interest earning assets averaged $174.2 million for the year ended December 31, 1996, up from
$155.8 million for the six months ended
December 31, 1995. This increase was due partially to the increase in average loans receivable from $100.8 million for the six
months ended December 31, 1995 to $106.3 million for the year ended December 31, 1996.
The yield on total interest-earning assets decreased 25 basis points to 8.39% for the year ended December 31, 1996 from 8.64% basis for the six months ended December 31, 1995. For the year ended December 31, 1996, the
yield on loans receivable was 9.70%, down from 9.86%   for the six months
ended December 31, 1995. This decrease reflects the fact that lending rates were lower in the latter period than in the former, as evidenced by successive declines in the Prime Rate from 9% to 8.25% from July 8, 1995 to February 1, 1996. The average yield on mortgage-backed securities decreased from 6.49% for the six months ended December 31, 1995 to 6.29% for the year ended December 31, 1996.
Total interest expense. Total interest expense for the year ended December 31, 1996 was $7.8 million, which represents on an annualized basis an increase of 7.1%, from $3.6 million for the six months ended December 31, 1995. This increase was due to an increase in the average balance of interest-bearing liabilities which was more than offset by decreases in the weighted effective rates paid thereon. For the year ended December 31, 1996 average interest bearing liabilities were $164.2 million, up $20.2 million from $144.0 million for the six months ended December 31, 1995. The average effective rate paid on interest bearing liabilities was 4.73% for the year ended December 31, 1996, a decrease of 31 basis points from 5.04% for the six months ended December 31, 1995.
Provision for loan losses. The provision for loan losses amounted to $695,000 for the year ended December 31, 1996, an increase of 132% on an annualized basis over the provision of $150,000 for the six months ended December 31, 1995. In recognition of any nonperforming loans and the inherent risk in lending, Southern Financial has established an allowance for loan losses. The allowance for loan losses is a reserve of funds established to absorb the inherent risk in lending after evaluating the loan portfolio considering current economic conditions, changes in the nature and volume of lending and past loan experience. During the year ended December 31, l996, the Bank's volume of nonresidential mortgages and commercial loans held in portfolio increased. These loans tend to carry a higher risk classification. Consequently the Bank felt it was necessary to increase the allowance for loan losses. The Bank's opinion is that the allowance for loan losses at December 31, 1996 remains adequate. Although the Bank believes that the allowance is adequate, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank's results of operations. The allowance for loan losses at December 31, 1996 was $1.5 million, or 1.41% of total net loans receivable versus 1.14% at December 31, 1995.
Other income. Other income totaled $1.2 million for the year ended December 31, 1996, an increase on an annualized basis of 15.3%, from $514,000 for the six months ended
December 31, 1995. This increase was
attributable primarily to fee income which increased on an annualized basis by 46.3% to

(CHART FROM ANNUAL REPORT REPRODUCED AS TABLE)

Allowance for Loan Losses vs. Total Loans ($ in Thousands)
                          Allowance           Total Loans
June 30, 1994              $1,008               $68,455
June 30, 1995               1,057                93,578
December 31, 1995           1,190               105,896
December 31, 1996           1,501               110,200

$887,000 for the year ended December 31, 1996 from $303,000 for the six months ended December 31, 1995. Fee income, consisting primarily of transaction fees on NOW accounts, increased due to increased volume in these types of deposit accounts. Gain on sale of loans decreased 3.6% on an annualized basis to $210,000 for the year ended December 31, 1996 from the six months ended December 31, 1995, in spite of the fact that originations of loans held for sale increased 22.1% on an annualized basis to $10.5 million for the year ended December 31, 1996 from $4.3 million for the six months ended December 31, 1995. The reason for this was that the average spread on loans closed in the year ended
December 31, 1996 was less than the average spread earned on loans closed in the six months ended December 31, 1995.
Other expenses. Other expenses for the year ended December 31, 1996 were $5.9 million, an increase on an annualized basis of 27.5% from $2.3 million for the six months ended December 31, 1995. Increases on an annualized basis occurred in most categories of expenses. The most significant factor contributing to the increase was the growth in deposit insurance assessments and the opening of a new branch in June, 1996.
Employee compensation and benefits
increased on an annualized basis 18.4% to $2.1 million for the year ended December 31, 1996 from $907,000 for the year ended June 30, 1995. This increase reflects the additional personnel needed to staff one new branch and normal wage increases for existing personnel.
Expenses for premises and equipment increased on an annualized basis 24.9% to $1.6 million for the year ended December 31, 1996 from $637,000 for the six months ended
December 31, 1995. This increase reflects the costs associated with opening one new branch and supporting the Bank's growth. Data processing costs are included and increased due to the increase in the number and activity of customer deposit accounts.
Deposit insurance assessments increased 212% on an annualized basis to $1.1million for the year ended December 31, 1996 from $174,000 for the six months ended December 31, 1995. The increased deposit insurance assessment reflects a one-time assessment on thrifts and banks with thrift deposits to recapitalize the Savings
Association Insurance Fund. The Bank's one-time assessment was $830,000.
Other expenses decreased 3.6% on an
annualized basis to $989,000 for the year ended December 31, 1996 from $513,000 for the six months ended December 31, 1995. This decrease was partly due to the fact that there were non-recurring costs in the six months ended December 31, 1995 of approximately $60,000 relating to the Bank's conversion to a Virginia commercial bank charter.

Comparison of the six months ended December 31, 1995 with the year ended June 30, 1995
Southern Financial's net income for the six months ended December 31, 1995 totaled $735,000, an increase on an annualized basis of 13.0%, from $1.3 million for the year ended June 30, 1995. The increase in net income was primarily due to an increase on an annualized basis of 21.7% in net interest income which was partially offset by an increase on an annualized basis of 24.7% in other expenses. Fully diluted earnings per share for the six months ended December 31, 1995 was $0.46 as compared to $0.81 for the year ended June 30, 1995. The weighted average number of shares of common stock outstanding were 1,508,370 for the six months ended December 31, 1995 and 1,505,016 for the year ended June 30, 1995.
Net interest income. Net interest income before provision for loan losses was $3.1 million for the six months ended December 31, 1995 and $5.1 million for the year ended June 30, 1995. On an annualized basis, this represents an increase of 21.7%. This increase was due to an increase in the interest rate spread to 3.60% for the six months ended December 31, 1995 from 3.20% for the year ended June 30, 1995. Also, net loans receivable increased to $104.3 million at December 31, 1995, an increase of $12.2 million, or 13.2%, from $92.1 million at June 30, 1995.
Total interest income. Total interest income was $6.7 million for the six months ended December 31, 1995, an increase on an annualized basis of 22.1%, from $11.0 million for the year ended June 30, 1995. This increase resulted from both a growth in interest-earning assets as well as the related yields. Interest-earning assets averaged $155.8 million for the six months ended
December 31, 1995, up from $141.5 million for the year ended June 30, 1995. This increase was due to the increase in average loans receivable from $81.2 million for the year ended June 30, 1995 to $ 100.8 million for the six months ended December 31, 1995.
The yield on total interest-earning assets increased 85 basis points to 8.64% for the six months ended December 31, 1995 from 7.79% for the year ended June 30, 1995. For the six months ended December 31, l995, the yield on loans receivable was 9.86% up from 9.26% for the year ended June 30, 1995. This increase reflects the originations of nonresidential loans which typically carry higher interest rates. The average yield on mortgage-backed securities increased from 5.78% for the year ended
June 30, 1995 to 6.49% for the six months ended December 31, 1995.
Total interest expense. Total interest expense for the six months ended December 31, 1995 was $3.6 million, which represents on an annualized basis an increase of 22.4%, from $5.9 million for the year ended June 30, 1995. This increase was due to increases in both the average balance of interest-bearing liabilities as well as the weighted effective rates paid thereon. For the six months ended December 31, 1995 average interest-bearing liabilities were $144.0 million, up $14.7 million from $129.3 million for the year ended June 30, 1995. The average effective rate paid on interest bearing liabilities was 5.04% for the six months ended December 31, 1995, an increase of 45 basis points from 4.59% for the year ended June 30, 1995. Provision for loan losses. The provision for loan losses amounted to $150,000 for the six months ended December 31, 1995, an increase over the provision of $60,000 for the twelve months ended June 30, 1995. During the six months ended December 31, 1995, the Bank's volume of nonresidential mortgages and commercial loans held in portfolio increased. These loans tend to carry a higher risk classification. Consequently, the Bank felt it was necessary to increase the allowance for loan losses. The Bank's opinion is that the allowance for loan losses at December 31, 1995 remains adequate. The allowance for loan losses at December 31, 1995 was $1.2 million, or 1.14% of total net loans receivable.
Other income. Other income totaled $514,000 for the six months ended December 31, 1995, an increase on an annualized basis of 26.3%, from $814,000 for the year ended June 30,1995. The increase was attributable in part to the gain on sale of mortgage-backed securities available-for-sale of $63,000 for the six months ended December 31, 1995. Fee income increased on an annualized basis by 20.3% to $303,000 for the six months ended December 31,1995 from $504,000 for the year ended June 30, 1995. Fee income consisting primarily of transaction fees on NOW accounts, increased due to increased volume in these types of deposit accounts. Gain on sale of loans decreased to $109,000 for the six months ended December 31, 1995. This decrease resulted from a decrease in originations of loans held for sale to $4.3 million for the six months ended December 31,1995 from $11.6 million for the year ended June 30, 1995 and a corresponding decrease to $4.4 million in sales of loans held for sale for the six months ended December 31, 1995 from $12.3 million for the year ended June 30,1995.
Other expenses. Other expenses for the six months ended December 31, 1995 were $2.3 million, an increase on an annualized basis of 24.7% from $3.7 million for the year ended June 30, 1995. Increases on an annualized basis occurred in all categories of expenses. The most significant factor contributing to the increases was the growth of the Bank. In the year ended June 30, 1995, three new branches were opened. One branch was opened in August, 1994 and two branches in April, 1995.
Employees compensation and benefits increased on an annualized basis 14.9% to $907,000 for the six months ended December 31, 1995 from $1.6 million for the year ended June 30, 1995. The increase reflects the additional personnel needed to staff three new branches and normal wage increases for existing personnel.
Expenses for premises and equipment
increased on an annualized basis 25.9% to $637,000 for the six months ended December 31, 1995 from $1.0 million for the year ended June 30, 1995. The increase reflects the cost associated with opening three new branches and supporting the Bank's growth. Data processing costs are included and increased due to the increase in the number and activity of customer deposit accounts.
Deposit insurance assessments increased on an annualized basis 25.8% to $174,000 for the six months ended December 31, 1995 from $277,000 for the year ended June 30, 1995. The deposit insurance assessment is based on the dollar volume of deposit accounts and reflects the growth in the customer deposit base.
Other expenses increased 37.1% on an annualized basis to $513,000 for the six months ended December 31, 1995 from $747,000 for the year ended June
30, 1995. This increase was partly due to $26,000 in repairs and maintenance costs incurred on real estate owned and an adjustment of $30,000 on real estate owned to fair value. The Bank has determined that real estate owned is recorded at current fair value less estimated selling cost. The increase in other expenses was, also, partly the result of costs of approximately $60,000 relating to the Bank's conversion to a Virginia commercial bank charter, the aforementioned cost of opening new branches and growth in the customer deposit base.
Asset/Liability Management
Southern Financial, like most other banks and thrift institutions, is engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments. Consequently, Southern Financial's earnings depend to a significant extent on its net interest income, which is the difference between (i) the interest income on loans, mortgage-backed securities and other investments and (ii) the interest expense on deposits and borrowings. Southern Financial, to the extent that its interest bearing liabilities do not reprice or mature at the same time as interest-bearing assets, is subject to interest rate risk and corresponding fluctuations in its net interest income. Asset/liability management policies have been employed in an effort to manage Southern Financial's interest-earning assets and interest-bearing liabilities, thereby controlling the volatility of net interest income, without having to incur unacceptable levels of credit risk.
With respect to the Bank's mortgage loan portfolio, it is Southern Financial's policy to keep in portfolio those mortgages which have an adjustable interest rate and to sell most fixed rate mortgages originated into the secondary market. This helps control Southern Financial's exposure to rising interest rates. It is the current policy of the Bank that the core securities portfolio will be invested in adjustable rate mortgage securities with a diversified mix of repricing periods and indices. The portfolio now consists of FNMA, GNMA and FHLMC adjustable rate participation certificates and private label collateral mortgage obligations. All of these securities adjust annually or more frequently. From time to time, the Asset/Liability Management
Committee may elect to purchase and hold for sale fixed rate mortgage-backed securities as well as federal agency preferred stock and federal agency bonds when the yield spread between fixed rate and adjustable rate securities substantially favors the former, and the risk of substantial rises in interest rates is acceptably low. In this connection, the Bank currently holds approximately $9.4 million in 15-year fixed rate mortgage-backed securities, $4.3 million in FHLMC preferred stock, and $2.0 million in Federal Home Loan Bank Notes which are callable quarterly at the option of the issuer, have a fixed rate of interest, and mature in under five years.

Liquidity and Capital Resources
Southern Financial's principal sources of funds are deposits, loan repayments, proceeds from the sale of loans, repayments from mortgage-backed securities, repayments from federal agency bonds, FHLB advances, other borrowings and retained income.
At December 31, 1996, Southern Financial had $4.3 million of undisbursed loan funds and $9.1 million of approved loan commitments.
The amount of certificate of deposit accounts maturing in calendar year 1997 is $101.2 million. In addition, $6.5 million of the $8.5 million of FHLB advances are scheduled to mature in calendar year 1997. It is anticipated that funding requirements for these commitments can be met from the normal sources of funds previously described.
Southern Financial is subject to regulations of the Federal Reserve Board that impose certain minimum regulatory capital requirements. Under current Federal Reserve Board regulations, these requirements are: (a) leverage capital of 4% of adjusted average total assets; (b) tier I capital of 4% of risk-weighted assets; (c) tier I and II capital of 8% of risk-weighted assets. At December 31, 1996, the Bank's capital ratios were: 8.7% leverage capital; 15.4% tier I capital; and 16.6% tier I and II capital.

Impact of Inflation and Changing Prices
The financial statements and related notes presented herein have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.
Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of Southern Financial are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other expenses do reflect general levelsof inflation.


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

/s/Arthur Andersen, LLP

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

The accompanying notes are an integral part of these financial statements.

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

Impaired Loans
Effective July 1, 1995, the Bancorp implemented SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures."
A loan is considered impaired when, based on all current information and events, it is probable that the Bancorp will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Such impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, impairment may be measured based on the loan's observable market price, or if, the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be accounted for as loans.
Each impaired loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a reduction of principal.
At December 31, 1996, the Bancorp had identified impaired loans with a carrying value of $1,676,064. At December 31, 1996, estimated collateral proceeds were in excess of the carrying value of the loans and related allowance for losses of $333,834. The Bancorp calculates the need for an allowance for impaired loans based upon historical charge-offs, repayment experience and specific factors concerning the impaired loans. The average recorded investment in impaired loans for the year ended December 31, 1996 was $1,322,450. The Bancorp recognized interest income of $44,700 on its impaired loans for the year ended December 31, 1996.

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

4.Loans Receivable:

Loans receivable consist of the following:
                                                      December 31, December 31,
                                                           1996         1995
Mortgages:
  Residential                                         $ 35,032,684 $ 37,583,119
  Nonresidential                                        46,548,847   36,742,339
Construction:
  Residential                                            5,616,121    8,515,853
  Nonresidential                                         7,510,374   11,028,772
Nonmortgages:
  Business                                              12,197,921    9,265,345
  Consumer                                               3,294,171    2,760,636
    Total loans receivable                             110,200,118  105,896,064
  Less:
    Deferred loan fees, net                               (412,274)    (454,334)
    Allowance for loan losses                           (1,500,941)  (1,190,249)
  Loans receivable, net                               $108,286,903 $104,251,481


The following sets forth information regarding the allowance for loan losses:

                                                       December 31, December 31,
                                                           1996         1995
Balance, beginning of period                            $1,190,249   $1,057,445
  Charge-offs, net                                        (384,308)     (17,196)
  Provision charged to income                              695,000      150,000
Balance, end of period                                  $1,500,941   $1,190,249

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

                                                   1996              1995
                                           __________________  ________________
                                                     Weighted          Weighted
                                                     Average           Average
                                                     Exercise          Exercise
                                            Shares     Price   Shares    Price
Outstanding at beginning of year            188,792    $9.94   171,871   $9.82
Granted                                      66,029    13.43    45,980   13.18
Exercised                                    65,373     8.18    24,219    7.92
Forfeited                                         -        -         -       -
Expired                                      12,121    13.04     4,840   12.08
Outstanding at December 31,                 177,327    11.02   188,792    9.94
Options exercisable at December 31,         112,127            125,891
Weighted average fair value
of options granted during the period                   $5.92             $6.01

The following table summarizes information about fixed stock options outstanding at December 31, 1996.

               Options Outstanding            Options Exercisable
       ___________________________________  _______________________
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

BOARD OF DIRECTORS

Georgia S. Derrico
Chief Executive Officer
Southern Financial Bank

Neil J. Call                            John L. Marcellus, Jr.
Executive Vice President                Retired President &
MacKenzie Partners                      Chairman of the Board
                                        Oneida, Ltd.


David de Give                           R. Roderick Porter
Senior Vice President/Lending           President
Southern Financial Bank                 Fx Concepts


Virginia Jenkins                        Michael P. Rucker
Owner                                   Executive
V. Jenkins Interiors                    Caterpillar, Inc.

Officers

Georgia S. Derrico
Chairman of the Board & CEO

David de Give
Senior Vice President/Lending

William H. Lagos
Senior Vice President/Controller

Linda W. Sandridge                      Laura L. Vergot
Vice President/                         Vice President/
Construction Lending                    Branch Development


Susie Pontiff                           Lynette D. Ridgley
Assistant Vice President/               Assistant Vice President/
Winchester Region                       Corporate Affairs and
                                        Corporate Secretary


Virginia M. Carter
Assistant Vice President/
Information Systems

Bank Offices

Main Office:

37 E. Main Street
Warrenton, Virginia 20186
(540) 349-3900


Branches:

362 Elden Street                        526 E. Market Street
Herndon, Virginia 20170                 Leesburg, Virginia 20175
(703) 478-5300                          (703) 777-7080
Michelle Buckles, Manager               Robin May, Manager

101 W. Washington Street                11180 Lee Highway
Middleburg, Virginia 20117              Fairfax, Virginia 22030
(540) 687-3500                          (703) 691-3131
Heather Lyne, Manager                   R.T. "Rusty" Gibson, Jr., Manager

35 W. Piccadilly Street                 322 Lee Highway
Winchester, Virginia 22601              Warrenton, Virginia 20186
(540) 667-1100                          (540) 341-3634
Terri Hirst, Manager                    Nancy Albert,  Manager

2545 Centreville Road, Q-18             13542 Minnieville Road
Herndon, Virginia 20171                 Woodbridge, Virginia 22912
(703) 713-1300                          (703) 680-6100
Ron Raab, Manager                       Susan B. Nelson, Manager

1095 Millwood Pike
Winchester, Virginia 22601
(540) 665-1690
Kim Dansbach, Manager


Banking Services

Home Mortgage Loans
Competitive rates and terms can help make the purchase or refinance of your home more affordable.

Construction Loans
Southern Financial specializes in home construction loans and lets you be your own general contractor.

Small Business Administration Loans
With as little as 10%, the small business can afford to expand under SBA economic development programs. We specialize in the 504 and 7(a) programs.

Consumer Loans
Creditworthy customers may choose from a variety of terms with competitive rates. Southern Financial offers both secured and unsecured consumer loans.

Statement Savings
A flexible savings plan that provides both interest and easy access to funds.

Totally Free Checking
A non-interest bearing checking account that has no monthly service charge, no minimum balance requirement, and unlimited check writing.

Premier Checking
An interest bearing checking account, paying interest on daily collected funds of $500., and greater, with unlimited check writing. A monthly service is imposedif the balance falls below $500., during the statement period.

Management Checking
A non-interest bearing account with unlimited check writing. A monthly service charge is imposed if the balance falls below $1000. during the statement period. Cancelled checks are included in the statement.

Commercial Checking
A checking account for individual businesses featuring a low minimum balance requirement and tailored for your specific business needs.

Money Market Accounts
Flexibility, liquidity and competitive interest rates are key features of our money market accounts. No fixed terms or penalties for withdrawals (up to three per month).

Individual Retirement Accounts
Southern Financial offers IRA, SEP, and Keogh accounts as investment options for your retirement plans.

Certificates of Deposit
Competitive interest rates and a variety of terms to meet any investment need.

Southern Financial customers are also offered the following services:
Free Automated Teller Machine Use (Honor, Plus)
Direct Deposit
Safe Deposit Boxes
Travelers Cheques
Overdraft Protection
Visa Cards
Direct Teller

CORPORATE PROFILE

	Southern Financial Bancorp, Inc. and its sole subsidiary, Southern Financial Bank, merged with Southern Financial Federal Savings Bank on December 1, 1995 and continues the Savings Bank's ten years of operation from its main officer in Warrenton, Virginia. The Bank serves the northern Virginia area through its full-services branches located in Herndon, Middleburg, Warrenton, Winchester, Leesburg, Fairfax, and Woodbridge.

	The principal business of the state chartered bank is the taking of deposits from the general public through its home and branch offices. These deposits and other borrowed funds are then used for the origination of adjustable rate and, to a lesser extent, fixed rate first and second mortgage loans for the purpose of constructing, financing or refinancing one- to four-family, owner-occupied residential real estate in northern Virginia and the surrounding Washington, DC suburbs. Southern Financial generally retains in portfolio the adjustable rate mortgages and sells the originated fixed rate mortgages on the secondary market.

	The Bank is currently focusing on expanding its commercial lending program. The Bank has created a substantial niche in the Small Business Administrations' 504 and 7(a) Loan Programs for the northern Virginia area. The 504 and 7(a) programs offer borrowers access to 90% financing of a project, 50% of which is provided by the financial institution. Southern Financial endorsees this program which carries low credit risk and provides small businesses the opportunity to expand and to create new jobs in the local communities. The 7(a) program can be used for most business needs including the purchase of real estate, leasehold improvements, the purchase of furniture, fixtures, machinery and equipment, inventory and operating capital.

	At December 31, 1996, Southern Financial Bancorp, Inc. consolidated balance sheet had total assets in excess of $190 million and stockholder's equity in excess of $16 million. Southern Financial Bancorp, Inc. is a publicly-held bank holding company. Trading on the NASDAQ National Market System under the symbol, SFFB, Southern Financial had 1,594,122 shares of common stock outstanding as of December 31, 1996. There are four market makers for the Southern Financial Bancorp, Inc. common stock including Ferris, Baker, Watts, Inc.; Friedman, Billings, Ramsey & Co.; Herzog, Heine, Geduld, Inc.; and Scott & Stringfellow.

A map of Virginia showing the location of offices of Southern
Financial Bank has not been reproduced.

CORPORATE INFORMATION

ADDRESS:
37 East Main Street
Warrenton, Virginia 20186
(540) 349-3900
FAX (540) 349-3904

FORM 10-K
The Bank's Annual Report on Form 10-K to the Securities and
Exchange Commission will be furnished without charge to stockholders upon written request to:
Lynette D. Ridgley
Investor Relations
37 E. Main Street
Warrenton, VA 20186

REGISTRAR & TRANSFER AGENT:
Chase Mellon Shareholder Services
450 W. 33rd Street
15th Floor
New York, NY 10001
(800) 526-0801

ANNUAL MEETING
The annual meeting of stockholders of Southern Financial Bancorp, Inc. will be held on April 24, 1997 at the Fauquier Springs
Country Club, Springs Road, Warrenton, Virginia commencing at 3:00 pm.

STOCK DATA:
NASDAQ Symbol: SFFB

As of December 14, 1993, the Common Stock of Southern Financial
Federal Savings Bank commenced trading on the NASDAQ Small Cap
Stock Market under the symbol, SFFB. On February 21, 1995, the
Common Stock commenced trading on the NASDAQ National Market under the symbol SFFB. On December 1, 1995 Southern Financial Federal
Savings Bank merged into Southern Financial Bank, a wholly owned subsidiary of Southern Financial Bancorp, Inc. The Bancorp's Common Stock continues to be traded on the NASDAQ National Market under the symbol SFFB.

As of December 31, 1996, there were approximately 274 stockholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks. The following table sets forth the high and low stock prices for the periods indicated:

                    1996*
                HIGH       LOW
1st   Quarter   $15.23    $13.41
2nd   Quarter    15.91     13.64
3rd   Quarter    15.12     12.50
4th   Quarter    14.50     13.50
*Prices adjusted to reflect a 10% stock dividend payable to shareholders of record on August 16, 1996.


MARKET MAKERS:

Ferris Baker, Watts, Inc.
(202) 429-3545

Friedman, Billings, Ramsey & Co.
(703) 312-9531

Herzog, Heine, Geduld, Inc.
(800) 221-3600

Scott & Stringfellow
(800) 552-7757