Form 10-K, Exhibit 13
period 1997-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 1998-03-31
CIK 914789

Exhibit 13



                        Southern Financial Bancorp, Inc.
                 December 31, 1997 Annual Report to Stockholders

Banking has changed since the days when you could walk into a bank lobby and be greeted by name. Your bankers used to know who you were and they knew your family. They were interested in the success of your business because your success was the community's success. It was not uncommon for bank employees to visit your business either to buy your goods or services, or simply to stop by and say hello.

         In today's world of big bank conglomerations and daily mergers, you have become just an account number. Loan approvals and customer service are found only after telephoning faceless employees in distant cities. Major decisions impacting your life are made by people who don't know you and don't know your community. They may have never set foot in your state!

         Community banking is still alive and well at Southern Financial Bank, where you get old fashioned treatment. The employees and decision-makers of Southern Financial are your neighbors and friends. Whether you are buying or building your first home, starting or expanding your business, or investing in your future, Southern Financial is committed to the success of your dreams.

         For the second consecutive year, Southern Financial Bank has won awards for being a top small business lender. Southern Financial Bank has enabled businesses to realize their goals through a wide spectrum of lending programs. These programs are individually designed because Southern Financial knows that each business is unique and each loan must be tailored to fit the specific needs of those businesses. A sampling of some of the opportunities we have funded this year include a dinner theater, riding stables, batting cages, a hair salon, a women's clinic, and an assisted care living facility. In doing so, Southern Financial has helped our communities grow and has enriched the lives of those who live within those communities.

As a top priority, each of our branches has a commitment to be involved in the community. Each branch manager is involved with his or her local Chamber of Commerce and hosts various seminars designed to educate our neighbors on such diverse topics as credit management, building your own home, the Small Business Administration, and estate planning. One manager has helped a local nonprofit daycare center by making a donation for each new account opened. Other employees volunteer their time and talents in community services such as: a local rescue squad member, a neighborhood church deacon, and a Little League coach. You might even see our employees marching in your local parade!

         While Southern Financial Bank offers the convenience of technologically advanced banking services including automated telephone access to deposit and loan information, teller satellite systems, and 24 hour fund access through automated teller machines, we pride ourselves on knowing your name when you visit us. When you call us, you are greeted by a person, not an automated menu. Finally, the person making decisions about you and your future will be someone who knows you and knows your community.

         Our commitment to helping our neighbors is strong. We are proud to remain a small community bank dedicated to supporting the growth of our neighborhoods and communities, and to providing you with the means to realize your opportunities.

FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share data)

                                                                  at December 31,                            at June 30,
                                                   ----------------------------------------------   ------------------------------
Financial Condition                                     1997           1996            1995             1995            1994
----------------------------------------------------------------------------------------------------------------------------------

Total Assets                                          $  226,598    $    190,809        $164,801         $157,201         $124,108

Net Loans                                                128,958         108,287         104,251           92,080           66,957

Total Deposits                                           202,200         164,279         143,814          137,680          100,562

Stockholders' Equity                                      18,543          16,401          15,775           15,173           14,019



                                                                                    Six Months
                                                            Year Ended                 Ended
                                                           December 31,              December 31,        Year Ended June 30,
Results of Operations                                   1997           1996            1995             1995            1994

-----------------------------------------------------------------------------------------------------------------------------------
Interest Income                                      $     17,005     $   14,615           $6,731          $11,027           $7,615

Interest Expense                                            9,043          7,776            3,629            5,931            3,650

-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                         7,962          6,839           3,101            5,095            3,966

Provision for Loan Losses                                     880            695             150               60                5

-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income After
  Provision for Loan Losses                                 7,082          6,144           2,951            5,035            3,961

Other Income                                                1,728          1,186             514              814            1,128

Special SAIF Assessment                                         0            830               0                0                0

Other Expense                                               5,582          5,077           2,316            3,716            3,147

-----------------------------------------------------------------------------------------------------------------------------------
Income before Taxes                                         3,228          1,423           1,150            2,134            1,942

Provision for Income Taxes                                  1,022            469             414              833              757

-----------------------------------------------------------------------------------------------------------------------------------


NET INCOME                                                  2,206            954             735            1,301            1,184
-----------------------------------------------------------------------------------------------------------------------------------




Per Common Share Data:
Net Income Diluted *                                     $     1.33    $     0.59        $     0.46        $     0.85      $   0.93

Dividends Paid                                           $     0.28    $     0.24        $     0.12          $   0.20      $   0.20
Book Value                                               $    11.47    $    10.32        $    10.05          $   9.82      $   9.06
Weighted Average Diluted Shares
  Outstanding                                             1,657,706     1,621,958         1,608,231         1,530,255     1,273,451
Actual Shares Outstanding                                 1,591,679     1,564,248         1,385,092         1,369,149     1,366,694
Cumulative Convertible Preferred Stock
  Actual Shares Outstanding                                  15,634        15,634            16,634            16,634        17,388


* Prior period numbers have been restated to conform with SFAS 128 "Earnings Per Share."

                                                                                   at or for the
                                                           at or for the            Six Months
                                                            Year Ended                 Ended           at or for the Year Ended
                                                           December 31,              December 31,              June 30,
                                                  ------------------------------  ----------------  -----------------------------
Growth & Financial Ratios                               1997           1996            1995             1995            1994
---------------------------------------------------------------------------------------------------------------------------------


% Change in Equity                                     13.06%         3.97%            3.97%            8.23%          62.82%
% Change in Assets                                     18.76%        15.78%            4.83%           26.66%          20.44%
% Change in Loans                                      19.09%         3.87%           13.22%           37.52%          14.88%
Equity/Assets Ratio                                     8.18%         8.60%            9.57%            9.65%          11.30%
Return on Average Assets                                1.05%         0.52%            0.91%            0.90%           1.06%
Operating Expense to
  Average Assets                                        2.66%         3.25%            2.88%            2.56%           2.81%
Return on Average Equity                               12.70%         5.91%            9.50%            8.95%          10.06%
Net Interest Margin                                     3.92%         3.93%            3.98%            3.60%           3.61%
Efficiency Ratio                                       57.61%        73.61%           64.05%           62.88%          61.78%

Other Data:
Number of Full Service Branches                           10            10                9                9               6
Number of ATMs                                             9             8                7                7               4


Dear Shareholder:

Having managed your Bank through the S&L and real estate crisis of the late 1980's, I can attest to the fact that the life of a banker is much more fun when the financial crisis is on the other side of the world. With stability in our markets, 1997 was a year in which your Bank saw the efforts of the past decade come to fruition. Moreover, it laid the foundation for future solid growth.

Net income for 1997 was a record $2.2 million - more than double the earnings in 1996. Even more impressive, net income was up 46% in 1997 from what it would have been in 1996 in the absence of any SAIF assessment. Earnings per share on a fully diluted basis rose to $1.33 in 1997, the highest level ever. Your Bank's Return on Average Assets was a solid 1.05% and Return on Average Equity rose to 12.70%. The Efficiency Ratio for the year was 57.6% - one of the best ever.

Your Bank also set new records in all of the key balance sheet categories. Deposits rose to $202.2 million up 23.1% from the prior year, and more than double their level at year-end three and a half years ago. Net loans rose to a new high of $129.0 million - up 19.1% from the level at year-end 1996.

To ensure that we start 1998 in a position of strength, we increased Southern Financial's loan loss reserve to $2.0 million, or 1.6% of total loans. This is the Bank's highest percentage ever and is reflective of the growth in the commercial loan component of the Bank's portfolio.

In last year's Annual Report, I wrote about your Bank's long standing use of the Small Business Administration's lending programs. In 1997, we moved aggressively ahead in this area in the communities we serve. We believe that our commercial lending staff is second to none in SBA expertise.

Data from the Washington, DC District Office of the SBA for the year ending September 1997, shows Southern Financial, in terms of volume, ahead of NationsBank, Franklin National Bank, First Union, and Crestar while behind the specialized lenders such as the Money Store, Virginia Asset Financing Corporation, and ATT Capital. Moreover, unlike most of our competitors in this field, your Bank never sold any of the SBA loans it had originated. Now that we have a solid and profitable portfolio of SBA loans as an earning asset, we plan to begin selling part of our new production during the first quarter of 1998. We expect that these sales will enhance your Bank's 1998 earnings.

We dedicate ourselves to the continued growth of our business in the communities we serve in the expectation that your Bank will build on its strong base, going from strength to strength.

I look forward to seeing you at our Annual Meeting on April 23rd.

Very truly yours,
Georgia S. Derrico
Chairman & CEO

CHART
BOOK VALUE PER SHARE
6/30/94  $ 9.06
12/31/95 $10.05
12/31/96 $10.32
12/31/97 $11.47


         MANAGEMENT'S DISCUSSION AND ANALYSIS

         Overview. Net income for the year ended December 31, 1997, was a record at $2.2 million ($1.33 diluted earnings per share), an increase of 46% over earnings of $1.5 million ($0.93 diluted earnings per share) for the year ended December 31, 1996, before a charge to replenish the Savings Association Insurance Fund, and an increase of 131% over reported earnings of $954 thousand ($0.59 per diluted share) for the year ended December 31, 1996. Total assets increased 19% to $226.6 million at December 31, 1997, from $190.8 million at December 31, 1996. Total loans outstanding and loans held for sale increased to $130.4 million, up 20% from $108.7 million at December 31, 1996. Investment securities also rose from $70.3 million to $85.2 million, an increase of 21% for the period. Deposits increased 23%, rising to $202.2 million at December 31, 1997, from $164.3 million at December 31, 1996. Since December 31, 1996, the number of deposit accounts has increased from 19,924 to 22,319, or 12%.

         Balance sheet. The total assets of Southern Financial were $226.6 million at December 31, 1997, an increase of $35.8 million, or 18.8%, from $190.8 million at December 31, 1996. This growth was due to an increase in loans receivable of $20.7 million, or 19.1%, to $129.0 million at December 31, 1997 from $108.3 million at December 31, 1996, and to an increase in investment securities of $14.9 million, or 21.1%, to $85.2 million at December 31, 1997 from $70.3 million at December 31, 1996. Total liabilities increased $33.7 million, or 19.3%, to $208.1 million at December 31, 1997 from $174.4 million at December 31, 1996.

CHART
TOTAL ASSETS
12/31/94*  $144,573,000
12/31/95   $164,801,000
12/31/96   $190,809,000
12/31/97   $226,598,000
* Restated to calendar year to conform with 1995, 1996, and 1997

         Loans. Loans receivable, net of deferred fees and allowances for losses, were $129.0 million at December 31, 1997, an increase of $20.7 million, or 19.1%, over $108.3 million at December 31, 1996. During the twelve months ended December 31, 1997, Southern Financial continued to emphasize loan originations connected with various lending programs of the U.S. Small Business Administration Program. As a result, the growth in the loan portfolio occurred in non-mortgage business loans, which increased by $9.1 million, and in loans secured by nonresidential property, which increased by $16.3 million. The weighted average interest rate on total loans receivable increased to 9.37% at December 31, 1997 from 9.18% at December 31, 1996.

         Investment securities. The portfolio of investment securities at December 31, 1997 consisted of $80.5 million in securities classified as held-to-maturity and $4.7 million classified as available-for-sale. The portfolio of securities held-to-maturity consisted of FNMA, GNMA and FHLMC mortgage-backed participation certificates, collateralized mortgage obligations, and FHLB Zero-coupon Notes. $17.5 million of the mortgage securities had fixed rates of interest and original maturities of 15 years and $5.0 million had fixed interest rates with original maturities of 30 years. The remainder of $57.3 million had adjustable rates of interest, all of which adjust in one year or less. The FHLB Zero-coupon Notes have a fixed rate of interest and are callable starting in June 1998. The mortgage securities classified as available-for-sale had fixed rates of interest and original maturities of 15 years. The FHLMC Preferred Stock, classified as available for sale, carries a fixed dividend rate and is callable starting in September 1998.

         Liabilities. The increase in assets was funded primarily by an increase in customer deposits. Deposits at December 31, 1997 were $202.2 million, an increase of $37.9 million, or 23.1%, over deposits of $164.3 million at December 31, 1996. All deposit categories increased with the largest growth occurring in certificates of deposit which increased by $29.8 million, or 25.0%, to $149.2 million at December 31, 1997 from $119.4 million at December 31, 1996. The weighted average interest rate for all accounts increased to 4.79% at December 31, 1997 from 4.57% at December 31, 1996. The increase in deposits reflects the opening in July of 1996 of a new branch in Winchester, as well as growth in the Bank's customer base at all branches, augmented by an increased advertising campaign.

CHART
TOTAL DEPOSITS
12/31/94   $130,191,000
12/31/95   $143,814,000
12/31/96   $164,279,000
12/31/97   $202,200,000
Totals as of 12/31

         Advances from the Federal Home Loan Bank of Atlanta ("FHLB") totaled $4.0 million at December 31, 1997, a decrease of $4.5 million from $8.5 million at December 31, 1996.

Results of Operation

         The operating results of the Bank depend primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of its noninterest income, including income or loss from the sale of loans and fees and service charges on deposit accounts, and by the level of its operating expenses, including compensation, premises and equipment, deposit insurance assessments and income taxes. The following tables provide information regarding changes in interest income and interest expense, as well as the underlying components of interest-earning assets and interest-bearing liabilities.

         The following table presents, for the periods indicated, average monthly balances of and weighted average yields on interest-earning assets and average balances and weighted average effective interest paid on interest bearing liabilities.

         The subsequent table presents information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by old volume). The dollar amount changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) has been allocated between rate and volume variances based on the percentage relationship of such variances to each other.


Rate Sensitivity Analysis
(in thousands)

----------------------------------------------------------------------------------------------------------------------
                                     Year ended December 31,    Year ended December 31,         Six months ended
                                             1997                         1996                  December 31,1995
----------------------------------------------------------------------------------------------------------------------
                                     Average       Average       Average       Average       Average       Average
                                     balance      yield/rate     balance      yield/rate     balance      yield/rate
Interest-earning assets:
  Loans receivable                  $ 118,809       9.74%     $ 106,254          9.70%        $100,777       9.86%
  Investments                          83,900       6.48         67,910          6.35           55,005       6.41
                                -------------------------------------------------------------------------------------
Total interest-earning assets         202,709       8.39        174,164          8.39          155,782       8.64
                                --------------------------------------------------------------------------------------

Interest-bearing liabilities:
  Deposits                            184,296       4.73        158,151          4.70         138,322        4.97
  Borrowings                            5,979       5.59          6,077          5.63           5,667        6.69
                                --------------------------------------------------------------------------------------
Total interest-bearing                190,275       4.76        164,228          4.73         143,989        5.04
liabilities:
                                --------------------------------------------------------------------------------------

Average dollar difference
between interest-bearing assets
and interest-bearing liabilities       12,434                     9,936                        11,793
                                --------------------------------------------------------------------------------------

Interest rate spread                                3.63                         3.66                       3.60
                                --------------------------------------------------------------------------------------

Interest margin                                     3.92                         3.93                       3.98
----------------------------------------------------------------------------------------------------------------------






Rate/Volume Analysis
(in thousands)


----------------------------------------------------------------------------------------------------------------------
                                        Year ended December 31, 1997             Year ended December 31, 1996
                                      compared to year ended December 31,          compared to six months ended
                                                     1996                              December 31, 1995
-------------------------------------------------------------------------------------------------------------------
                                      Volume         Rate         Total         Volume         Rate         Total
Interest income
   Loans receivable                  $    1,218    $    42     $   1,260       $   535        ($160)       $   375
   Investments                            1,035         95         1,130           815          (36)           779
                                 ----------------------------------------------------------------------------------
Total interest income                     2,253        137         2,390         1,350         (196)         1,154
                                 ----------------------------------------------------------------------------------
Interest expense
  Deposits                                1,229         47         1,276           890         (337)           553
  Borrowings                                 (6)        (2)           (8)           30          (67)           (37)
                                 ----------------------------------------------------------------------------------
Total interest expense                    1,223         45         1,268           920         (404)           516
                                 ----------------------------------------------------------------------------------

Net interest income                       1,030         92         1,122           430          208            638
-------------------------------------------------------------------------------------------------------------------


CHART
NET INCOME
6/30/94    $1,184,000
6/30/95    $1,301,000
12/31/95** $1,470,000
12/31/96*  $1,800,000
12/31/97   $2,206,000
*Adjusted to exclude SAIF special assessment.
**Net Income has been annualized for comparison purposes.

Comparison of the year ended December 31, 1997 with the year ended December 31, 1996

         Southern Financial's net income for the year ended December 31, 1997 was $2.2 million, an increase of 131.2% over net income of $954 thousand for the year ended December 31, 1996. The increase in net income was primarily due to an increase in net interest income of 16.4%, a decline of 90.0% in deposit insurance assessments, and an increase of 45.7% in other income. Diluted earnings per share for the year ended December 31, 1997 were $1.33 as compared to $0.59 for the year ended December 31, 1996. The weighted average number of diluted shares of common stock outstanding were 1,657,706 for the year ended December 31, 1997 and 1,621,958 for the year ended December 31, 1996. 1996 earnings per share data have been restated to conform with SFAS 128, "Earnings per Share."

         Net interest income. Net interest income before provision for loan losses was $8.0 million for the year ended December 31, 1997, an increase of 16.4% over $6.8 million for the year ended December 31, 1996. This increase was due to the growth in the average level of earning assets from $174.2 million to $202.7 million. The interest rate spread decreased slightly from 3.66% to 3.63% during the year ended December 31, 1997, and the interest margin went from 3.93% to 3.92% during the same period.

         Total interest income. Total interest income was $17.0 million for the year ended December 31, 1997, an increase of 16.4% over $14.6 million for the year ended December 31, 1996. This increase resulted from growth in interest-earning assets, as well as a marginal improvement in mix. Average loans receivable increased by $12.6 million and average investment securities increased by $16.0 million over 1996.

         The yield on total interest-earning assets was 8.39% for the year ended December 31, 1997, which reflected no change compared to 1996. For the year ended December 31, 1997, the yield on average loans receivable was 9.74%, up from 9.70% for the year ended December 31, 1996, while the yield on average investment securities increased from 6.35% during 1996 to 6.48% for the year ended December 31, 1997. The greater increase in lower yielding investment securities than in loans caused the overall average yield to remain flat as compared to 1996.

         Total interest expense. Total interest expense for the year ended December 31, 1997 was $9.0 million, an increase of 16.3% over $7.8 million for the year ended December 31, 1996. This increase was due primarily to growth in the average balance of deposits, which were $184.3 million for the year ended December 31, 1997 compared to $158.2 million for the prior year. The average effective rate paid on interest-bearing liabilities was 4.76% for the year ended December 31, 1997, an increase of only 3 basis points from 4.73% for the year ended December 31, 1996.

          Provision for loan losses. The provision for loan losses amounted to $880 thousand for the year ended December 31, 1997, an increase over the provision of $695 thousand for the year ended December 31, 1996. The provision for loan losses is a current charge to earnings to increase the allowance for loan losses. The Bancorp has established the allowance for loan losses to absorb the inherent risk in lending after considering an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending and past loan experience. During the year ended December 31, 1997, the Bank's volume of nonresidential mortgages and commercial loans increased. These loans tend to carry a higher risk classification. The increase in the provision for loan losses reflects the growth in the portfolio as well as the change in the type of loans. The Bank's opinion is that the allowance for loan losses at December 31, 1997 remains adequate. Although the Bank believes that the allowance is adequate, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank's results of operations. The allowance for loan losses at December 31, 1997 was $2.0 million, or 1.55% of total loans receivable compared to $1.5 million, or 1.37% at December 31, 1996.

         Other income. Other income totaled $1.7 million for the year ended December 31, 1997, an increase of 45.7%, from $1.2 million for the year ended December 31, 1996. The increase was attributable primarily to fee income, which increased by 52.3% to $1.4 million for the year ended December 31, 1997 from $950 thousand for the prior year. Fee income, consisting primarily of transaction fees on NOW accounts, increased due to increased volume in these types of deposit accounts. Gain on sale of loans decreased 8.7% to $192 thousand for the year ended December 31, 1997 from $210 thousand for the year ended December 31, 1996, reflecting lower originations of residential loans held for sale which decreased 20.0% to $8.4 million for the year ended December 31, 1997 from $10.5 million for the year ended December 31, 1996.

         Other expenses. Other expenses for the year ended December 31, 1997 were $5.6 million, a decrease of 5.5% from $5.9 million for the year ended December 31, 1996. There were increases in most expense categories, such as employee compensation and benefits, premises and equipment, and advertising during 1997, but they were more than offset by the significant decrease in deposit insurance assessments.

         Employee compensation and benefits increased 17.9% to $2.5 million for the year ended December 31, 1997 from $2.1 million for the prior year. The increase reflects the cost of staffing the new branch opened in July 1996 for a full year, as well as increased staffing levels to accommodate growth in the Bank's customer base and normal wage increases for existing personnel.

         Expenses for premises and equipment increased 15.6% to $1.8 million for the year ended December 31, 1997 from $1.6 million for the year ended December 31, 1996. This increase is primarily the result of operating the Millwood branch opened in June 1996 for a full year and the cost associated with relocating the Fairfax branch during 1997. Data processing costs also increased $92 thousand because of growth in the number of accounts and transaction volumes related to customer deposits.

         Deposit insurance assessments decreased from $1.1 million for the year ended December 31, 1996 to $109 thousand for the year ended December 31, 1997. The 1996 expense reflected a one-time assessment on thrifts and banks with thrift deposits to recapitalize the Savings Association Insurance Fund. The Bank's one-time assessment was $830 thousand.

         Advertising expense increased 49.9% to $214 thousand for the year ended December 31, 1997 from $143 thousand for the prior year because of an increased reliance on advertising to expand the Bank's customer base.

         Other expenses remained relatively constant during the year ended December 31, 1997 compared to the prior year.

         Comparison of the year ended December 31, 1996 with the six months ended December 31, 1995

         Southern Financial's net income for the year ended December 31, 1996 totaled $954 thousand, a decrease on an annualized basis of 35.1%, from $735 thousand for the six months ended December 31, 1995. The decrease in net income was primarily due to an increase on an annualized basis of 212% in deposit insurance assessments and of 132% in provision for loan losses; these were partially offset by an increase on an annualized basis of 10.3% in net interest income and 15.3% in other income. Diluted earnings per share for the year ended December 31, 1996 were $0.59 as compared to $0.46 for the six months ended December 31, 1995. The weighted average number of diluted shares of common stock outstanding were 1,621,958 for the year ended December 31, 1996 and 1,608,231 for the six months ended December 31, 1995. Earnings per share data have been restated to conform to SFAS 128, "Earnings per Share."

         Net interest income. Net interest income before provision for loan losses was $6.8 million for the year ended December 31, 1996 and $3.1 million for the six months ended December 31, 1995. On an annualized basis, this represents an increase of 10.3%. This increase was due to an increase in the average level of earning assets from $155.8 million to $174.2 million. The interest rate spread increased from 3.60% for the six months ended December 31, 1995 to 3.66% for the year ended December 31, 1996, but the interest margin decreased from 3.98% to 3.93% over the same periods. The decrease in the interest rate margin was due to the fact that interest -bearing liabilities increased by a greater percentage than interest earning assets.

         Total interest income. Total interest income was $14.6 million for the year ended December 31, 1996, an increase on an annualized basis of 8.6%, from $6.7 million for the six months ended December 31, 1995. This increase resulted from a growth in interest-earning assets which more than offset the decline in related yields. Interest-earning assets averaged $174.2 million for the year ended December 31, 1996, up from $155.8 million for the six months ended December 31, 1995. This increase was due partially to the increase in average loans receivable from $100.8 million for the six months ended December 31, 1995 to $106.3 million for the year ended December 31, 1996.

         The yield on total interest-earning assets decreased 25 basis points to 8.39% for the year ended December 31, 1996 from 8.64% for the six months ended December 31, 1995. For the year ended December 31, 1996, the yield on loans receivable was 9.70%, down from 9.86% for the six months ended December 31, 1995. This decrease reflects the fact that lending rates were lower in the latter period than in the former, as evidenced by successive declines in the Prime Rate from 9% to 8.25% from July 8, 1995 to February 1, 1996. The average yield on investments decreased from 6.41% for the six months ended December 31, 1995 to 6.35% for the year ended December 31, 1996.

         Total interest expense. Total interest expense for the year ended December 31, 1996 was $7.8 million, which represents on an annualized basis an increase of 7.1%, from $3.6 million for the six months ended December 31, 1995. This increase was due to an increase in the average balance of interest-bearing liabilities, which was more than offset by decreases in the weighted effective rates paid thereon. For the year ended December 31, 1996 average interest-bearing liabilities were $164.2 million, up $20.2 million from $144.0 million for the six months ended December 31, 1995. The average effective rate paid on interest bearing liabilities was 4.73% for the year ended December 31, 1996, a decrease of 31 basis points from 5.04% for the six months ended December 31, 1995.

CHART
RETURN ON AVERAGE EQUITY
12/31/94**        8.68%
12/31/95**        9.27%
12/31/96*         9.36%
12/31/97         12.70%
*Adjusted to exclude SAIF special assessment.
**Restated to calendar years to conform with 1996 and 1997.

         Provision for loan losses. The provision for loan losses amounted to $695 thousand for the year ended December 31, 1996, an increase of 132% on an annualized basis over the provision of $150 thousand for the six months ended December 31, 1995, reflecting an increase in the Bank's volume of nonresidential mortgages and commercial loans. The allowance for loan losses at December 31, 1996 was $1.5 million, or 1.37% of total loans receivable versus 1.13% at December 31, 1995.

         Other income. Other income totaled $1.2 million for the year ended December 31, 1996, an increase on an annualized basis of 15.3%, from $514 thousand for the six months ended December 31, 1995. The increase was attributable primarily to fee income, which increased on an annualized basis by 42.3% to $950 thousand for the year ended December 31, 1996 from $334 thousand for the six months ended December 31, 1995. Fee income consisting primarily of transaction fees on NOW accounts, increased due to increased volume in these types of deposit accounts. Gain on sale of loans decreased 3.6% on an annualized basis to $210 thousand for the year ended December 31, 1996 from the six months ended December 31, 1995, in spite of the fact that originations of loans held for sale increased 22.1% on an annualized basis to $10.5 million for the year ended December 31, 1996 from $4.3 million for the six months ended December 31, 1995.

         Other expenses. Other expenses for the year ended December 31, 1996 were $5.9 million, an increase on an annualized basis of 27.5% from $2.3 million for the six months ended December 31, 1995. Increases on an annualized basis occurred in most categories of expenses. The most significant factor contributing to the increase was the growth in deposit insurance assessments and the opening of a new branch in June 1996.

         Employee compensation and benefits increased on an annualized basis 18.4% to $2.1 million for the year ended December 31, 1996 from $907 thousand for the six months ended December 31, 1995. The increase reflects the additional personnel needed to staff one new branch and normal wage increases for existing personnel.

         Expenses for premises and equipment increased on an annualized basis 24.9% to $1.6 million for the year ended December 31, 1996 from $637 thousand for the six months ended December 31, 1995. This increase reflects the costs associated with opening one new branch and supporting the Bank's growth. Data processing costs are included and increased due to the increase in the number and activity of customer deposit accounts.

         Deposit insurance assessments increased on an annualized basis 212% to $1.1 million for the year ended December 31, 1996 from $174 thousand for the six months ended December 31, 1995. The increased deposit insurance assessment reflects the Bancorp's one-time SAIF assessment of $830 thousand.

         Advertising expense increased on an annualized basis 74.7% to $143 thousand for the year ended December 31, 1996 from $41 thousand for the six months ended December 31, 1995. This increase was the result of an increased reliance on advertising to expand the Bank's customer base.

         Other expenses decreased on an annualized basis 15.6% to $940 thousand for the year ended December 31, 1996 from $557 thousand for the six months ended December 31, 1995. This decrease was partly due to the fact that there were non-recurring costs in the six months ended December 31, 1995 of approximately $60 thousand relating to the Bank's conversion to a Virginia commercial bank charter.


Comparison of the six months ended December 31, 1995 with the year ended June 30, 1995

         Southern Financial's net income for the six months ended December 31, 1995 totaled $735 thousand, an increase on an annualized basis of 13.0%, from $1.3 million for the year ended June 30, 1995. The increase in net income was primarily due to an increase on an annualized basis of 21.7% in net interest income which was partially offset by an increase on an annualized basis of 24.7% in other expenses. Diluted earnings per share for the six months ended December 31, 1995 were $0.46 as compared to $0.85 for the year ended June 30, 1995. The weighted average number of diluted shares of common stock outstanding were 1,608,231 for the six months ended December 31, 1995 and 1,530,255 for the year ended June 30, 1995.

         Net interest income. Net interest income before provision for loan losses was $3.1 million for the six months ended December 31, 1995 and $5.1 million for the year ended June 30, 1995. On an annualized basis, this represents an increase of 21.7%. This increase was due to an increase in the interest rate spread to 3.60% for the six months ended December 31, 1995 from 3.20% for the year ended June 30, 1995. Also, net loans receivable increased to $104.3 million at December 31, 1995 an increase of $12.2 million, or 13.2%, from $92.1 million at June 30, 1995.

         Total interest income. Total interest income was $6.7 million for the six months ended December 31, 1995, an increase on an annualized basis of 22.1%, from $11.0 million for the year ended June 30, 1995. This increase resulted from both a growth in interest-earning assets as well as the related yields. Interest-earning assets averaged $155.8 million for the six months ended December 31, 1995, up from $141.5 million for the year ended June 30, 1995. This increase was due to the increase in average loans receivable from $81.2 million for the year ended June 30, 1995 to $100.8 million for the six months ended December 31, 1995.

         The yield on total interest-earning assets increased 85 basis points to 8.64% for the six months ended December 31, 1995 from 7.79% for the year ended June 30, 1995. For the six months ended December 31, 1995, the yield on loans receivable was 9.86% up from 9.26% for the year ended June 30, 1995. This increase reflects the originations of nonresidential loans which typically carry higher interest rates. The average yield on investment securities increased from 5.78% for the year ended June 30, 1995 to 6.49% for the six months ended December 31, 1995.

         Total interest expense. Total interest expense for the six months ended December 31, 1995 was $3.6 million, which represents on an annualized basis an increase of 22.4%, from $5.9 million for the year ended June 30, 1995. This increase was due to increases in both the average balance of interest-bearing liabilities as well as the weighted effective rate paid thereon. For the six months ended December 31, 1995 average interest-bearing liabilities were $144.0 million, up $14.7 million from $129.3 million for the year ended June 30, 1995. The average effective rate paid on interest bearing liabilities was 5.04% for the six months ended December 31, 1995, an increase of 45 basis points from 4.59% for the year ended June 30, 1995.

         Provision for loan losses. The provision for loan losses amounted to $150 thousand for the six months ended December 31, 1995, an increase over the provision of $60 thousand for the twelve months ended June 30, 1995, reflecting an increase in the Bank's volume of nonresidential mortgages and commercial loans. The allowance for loan losses at December 31, 1995 was $1.2 million, or 1.13% of total loans receivable.

         Other income. Other income totaled $514 thousand for the six months ended December 31, 1995, an increase on an annualized basis of 26.3%, from $814 thousand for the year ended June 30, 1995. The increase was attributable in part to the gain on sale of investment securities available-for-sale of $63 thousand for the six months ended December 31, 1995. Fee income increased on an annualized basis by 23.4% to $334 thousand for the six months ended December 31, 1995 from $541 thousand for the year ended June 30, 1995. Fee income consisting primarily of transaction fees on NOW accounts, increased due to increased volume in these types of deposit accounts. Gain on sale of loans decreased to $109 thousand for the six months ended December 31, 1995.

         Other expenses. Other expenses for the six months ended December 31, 1995 were $2.3 million, an increase on an annualized basis of 24.7% from $3.7 million for the year ended June 30, 1995. Increases on an annualized basis occurred in all categories of expenses. The most significant factor contributing to the increases was the growth of the Bank. In the year ended June 30, 1995, three new branches were opened. One branch was opened in August 1994 and two branches in April 1995.

         Employee compensation and benefits increased on an annualized basis 14.9% to $907 thousand for the six months ended December 31, 1995 from $1.6 million for the year ended June 30, 1995. The increase reflects the additional personnel needed to staff three new branches and normal wage increases for existing personnel.

         Expenses for premises and equipment increased on an annualized basis 25.9% to $637 thousand for the six months ended December 31, 1995 from $1.0 million for the year ended June 30, 1995. The increase reflects the cost associated with opening three new branches and supporting the Bank's growth. Data processing costs are included and increased due to the increase in the number and activity of customer deposit accounts.

         Deposit insurance assessments increased on an annualized basis 25.6% to $174 thousand for the six months ended December 31, 1995 from $277 thousand for the year ended June 30, 1995. The deposit insurance assessment is based on the dollar volume of deposit accounts and reflects the growth in the customer deposit base.

         Other expenses increased 44.9% on an annualized basis to $557 thousand for the six months ended December 31, 1995 from $768 thousand for the year ended June 30, 1995. This increase was partly due to $26 thousand in repairs and maintenance costs incurred on real estate owned and an adjustment of $30 thousand on real estate owned to fair value. The increase in other expenses was, also, partly the result of costs of approximately $60 thousand relating to the Bank's conversion to a Virginia commercial bank charter, the aforementioned cost of opening new branches and growth in the customer deposit base.

Asset/Liability Management

         Southern Financial, like most other banks and thrift institutions, is engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments. Consequently, Southern Financial's earnings depend to a significant extent on its net interest income, which is the difference between (i) the interest income on loans and investments and (ii) the interest expense on deposits and borrowing. Southern Financial, to the extent that its interest-bearing liabilities do not reprice or mature at the same time as its interest-bearing assets, is subject to interest rate risk and corresponding fluctuations in its net interest income. Asset/liability management policies have been employed in an effort to manage Southern Financial's interest-earning assets and interest-bearing liabilities, thereby controlling the volatility of net interest income, without having to incur unacceptable levels of credit risk.

         With respect to the Bank's residential mortgage loan portfolio, it is Southern Financial's policy to keep in portfolio those mortgage loans which have an adjustable interest rate and to sell most fixed rate mortgage loans originated into the secondary market. In addition, the Bank's commercial loans generally have rates that are tied to the prime rate, the one-year CMT rate, or the three-year CMT rate. Both of these policies help control Southern Financial's exposure to rising interest rates.

         It is the current policy of the Bank that the core securities portfolio will be invested in adjustable rate mortgage securities with a diversified mix of repricing periods and indices. The core securities portfolio now consists of FNMA, GNMA and FHLMC adjustable rate participation certificates and private label collateral mortgage obligations. All of these securities adjust annually or more frequently. From time to time, the Asset/Liability Management Committee may elect to purchase and hold for sale fixed rate mortgage-backed securities as well as federal agency preferred stock and federal agency bonds when the yield spread between fixed rate and adjustable rate securities substantially favors the former and the risk of substantial rises in interest rates is acceptably low. In this connection, the Bank currently holds approximately $18.3 million in 15-year fixed rate mortgage-backed securities, $5.0 million in 30-year fixed rate mortgage-backed securities, $642 thousand in 15-year FHLB Bonds, and $3.9 million in FHLMC preferred stock.


CHART
EFFICIENCY RATIO
12/31/94 62.78%
12/31/95 63.75%
12/31/96 63.26%
12/31/97 57.61%
*Adjusted to exclude SAIF special assessment.
**Restated to calendar years to conform with 1996 and 1997.

Liquidity and Capital Resources

         Southern Financial's principal sources of funds are deposits, loan repayments, proceeds from the sale of loans, repayments from mortgage-backed securities, repayments from federal agency bonds, FHLB advances, other borrowings and retained income.

         At December 31, 1997, Southern Financial had $16.4 million of undisbursed loan funds and $5.4 million of approved loan commitments. The amount of certificate of deposit accounts maturing in calendar year 1998 is $120.2 million. In addition, the $4.0 million of FHLB advances are scheduled to mature in calendar year 1998. It is anticipated that funding requirements for these commitments can be met from the normal sources of funds previously described.

         Southern Financial is subject to regulations of the Federal Reserve Board that impose certain minimum regulatory capital requirements. Under current Federal Reserve Board regulations, these requirements are (a) leverage capital of 4.0% of adjusted average total assets; (b) tier I capital of 4% of risk-weighted assets; (c) tier I and II capital of 8% of risk-weighted assets. At December 31, 1997, the Bank's capital ratios were 8.1% leverage capital; 13.9% tier I capital; and 15.3% tier I and II capital.

Impact of Inflation and Changing Prices

         The financial statements and related notes presented herein have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of Southern Financial are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other expenses do reflect general levels of inflation.


          [LOGO]         Southern Financial Bancorp, Inc.


                         Financial Statements
                         December 31, 1997 and 1996
                         Together With Independent Auditors' Report

                          Independent Auditors' Report


To the Board of Directors and Stockholders of Southern Financial Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of Southern Financial Bancorp, Inc. (Bancorp) as of December 31, 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of the Bancorp as of December 31, 1996 and 1995, and June 30, 1995, were audited by other auditors whose report thereon dated February 4, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Bancorp, Inc. as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Washington, D.C.
February 3, 1998

Southern Financial Bancorp, Inc.
Consolidated Balance Sheets
December 31, 1997 and 1996



                                                          Assets

                                                                              December 31,           December 31,
                                                                                  1997                  1996
                                                                             -------------         --------------

Cash and due from banks                                                      $   4,559,266         $   4,004,149
Overnight earning deposits                                                         545,470             2,395,574
Investment securities, available-for-sale                                        4,692,758             5,099,619

Investment securities, held-to-maturity (estimated market value
  of $80,795,929 and $64,974,077, respectively)                                 80,468,952            65,217,243
Loans held for sale                                                              1,414,445               444,500
Loans receivable, net                                                          128,958,190           108,286,903
Federal Home Loan Bank stock, at cost                                              930,500               867,600
Premises and equipment, net                                                      2,398,541             1,487,446
Interest receivable                                                              1,659,886             1,328,551
Real estate owned                                                                  176,168               340,023
Other assets                                                                       793,759             1,337,114
                                                                           ---------------       ---------------
       Total assets                                                        $   226,597,935       $   190,808,722
                                                                           ===============       ===============


Southern Financial Bancorp, Inc.
Consolidated Balance Sheets
December 31, 1997 and 1996




                                  Liabilities and Stockholders' Equity

                                                                              December 31,              December 31,
                                                                                  1997                      1996

Liabilities:
     Deposits                                                            $     202,200,249         $      164,279,105
     Advances from Federal Home Loan Bank
                                                                                 4,000,000                  8,500,000
     Other liabilities
                                                                                 1,855,085                  1,628,665
                  Total liabilities                                            208,055,334                174,407,770




Commitments




Stockholders' equity:
     6% Cumulative convertible preferred stock, $.01 par value,
       500,000 shares authorized, 15,634 shares issued and
       outstanding                                                                     156                        156
     Common stock, $.01 par value, 5,000,000 shares
       authorized, 1,621,553 and 1,591,679 shares issued and
       outstanding, respectively                                                    16,216                     15,941
     Capital in excess of par value                                             15,556,882                 15,276,373
     Retained earnings                                                           3,406,501                  1,655,575
     Net unrealized gain (loss) on securities available-for-sale                    33,933                    (76,006)
     Treasury stock, at cost                                                      (471,087)                  (471,087)
                                                                            --------------              -------------
                 Total stockholders' equity                                     18,542,601                 16,400,952
                                                                            --------------              -------------
                  Total liabilities and stockholders' equity                $  226,597,935              $ 190,808,722
                                                                            ==============              =============







        The accompanying notes are an integral part of these statements.

Southern Financial Bancorp, Inc.
Consolidated Statements of Income
For the Years Ended December 31, 1997 and 1996,
For the Six Months Ended December 31, 1995, and
For the Year Ended June 30, 1995

                                                                                        Six Months
                                                 Year Ended          Year Ended            Ended          Year Ended
                                                December 31,        December 31,       December 31,        June 30,
                                                    1997                1996               1995              1995
                                             -------------------- ------------------ ------------------ -----------------

Interest income:
     Loans                                     $ 11,567,846         $ 10,308,273      $  4,967,233          $  7,523,092
     Investment securities                        5,436,986            4,306,296         1,763,665             3,503,555
                                               ------------         ------------      ------------          ------------
                  Total interest  income         17,004,832           14,614,569         6,730,898            11,026,647
                                               ------------         ------------      ------------          ------------
Interest expense:
     Deposits                                     8,709,000            7,433,334         3,439,788             5,232,831
     Borrowings                                     334,346              342,078           189,675               698,457
                                               ------------         ------------      ------------          ------------
                  Total interest expense          9,043,346            7,775,412         3,629,463             5,931,288
                                               ------------         ------------      ------------          ------------
Net interest income                               7,961,486            6,839,157         3,101,435             5,095,359
Provision for loan losses                           880,000              695,000           150,000                60,000
                                               ------------         ------------      ------------          ------------
Net interest income after provision for
   loan losses                                    7,081,486            6,144,157         2,951,435             5,035,359
Other income:
     Gain on sale of loans                          191,773              209,962           108,846               267,728
     Fee income                                   1,447,545              950,376           333,996               541,437
     Gain on sale of mortgage-backed
       securities, net                                 -                    -               63,208                   -
     Other                                           89,161               25,924             8,297                 5,319
                                               ------------         ------------      ------------          ------------
                  Total other income              1,728,479            1,186,262           514,347               814,484
                                               ------------         ------------      ------------          ------------
Other expense:
     Employee compensation and benefits           2,531,851            2,147,974            907,371            1,579,581
     Premises and equipment                       1,840,169            1,591,235            637,105            1,012,374
     Deposit insurance assessments                  109,010            1,085,536            174,145              276,816
     Advertising                                    213,763              142,633             40,814               79,167
     Other                                          887,102              939,729            556,628              768,118
                                               ------------         ------------       ------------          ------------
                  Total other expense             5,581,895            5,907,107          2,316,063            3,716,056
                                               ------------         ------------       ------------          ------------
Income before income taxes                        3,228,070            1,423,312          1,149,719            2,133,787
Provision for income taxes                        1,021,800              469,600            414,400              833,070
                                               ------------         ------------       ------------          ------------
Net income                                     $  2,206,270         $    953,712      $     735,319       $    1,300,717
                                               ============         ============      =============       ===============
Earnings per common share:
     Basic*                                    $       1.39         $       0.61      $        0.48       $         0.85
     Diluted*                                  $       1.33         $       0.59      $        0.46       $         0.85
Weighted average shares outstanding:
     Basic*                                       1,577,243            1,544,338            1,508,601          1,505,016
     Diluted*                                     1,657,706            1,621,958            1,608,231          1,530,255


*Prior period numbers have been restated to conform with SFAS 128, "Earnings Per Share."

The accompanying notes are an integral part of these financial statements.

Southern Financial Bancorp, Inc.



           Consolidated Statements of Changes in Stockholders' Equity
                For the Years Ended December 31, 1997 and 1996,
                For the Six Months Ended December 31, 1995, and
                        For the Year Ended June 30, 1995


----------------------------------------------------------------------------------------------------------------------
                                                         Preferred     Common Stock      Capital in       Retained
                                                           Stock                       Excess of Par      Earnings
                                                                                           Value
----------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1994                                  $   174       $   7,454,696   $  3,364,588     $  3,242,751
  Dividends on preferred and common stock                    --               --               --          (258,477)
  Conversion of preferred shares to common stock             (8)              6,032         (6,024)            --
  Options exercised                                          --               8,000          4,080             --
  Four-for-three stock split effected in the form of
         a dividend                                          --           2,488,720     (2,488,720)            --
  Stock dividend of 10%                                      --             995,744        809,041       (1,804,785)
  Net unrealized gain on securities available-for-sale       --               --               --              --
  Net income                                                 --               --               --         1,300,717
----------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                                      166          10,953,192      1,682,965        2,480,206
  Dividends on preferred and common stock                    --               --               --          (165,241)
  Options exercised                                          --              58,811        114,958             --
  Treasury stock                                             --               --               --              --
  Net unrealized loss on securities available-for-sale       --               --               --              --
  Change in par value to $0.01 per share                     --         (10,998,091)    10,998,091             --
  Net income                                                 --               --               --           735,319
----------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1995                                 166              13,912     12,796,014        3,050,284
  Dividends on preferred and common stock                    --               --               --          (360,971)
  Conversion of preferred shares to common stock            (10)                 16             (6)             --
  Options exercised                                          --                 594        494,778              --
  Stock dividend of 10%                                      --               1,419      1,985,587       (1,987,006)
  Treasury stock                                             --               --               --              (444)
  Net unrealized loss on securities available-for-sale       --               --               --                 --
  Net income                                                 --               --               --           953,712
----------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1996                                 156              15,941     15,276,373        1,655,575
  Dividends on preferred and common stock                    --               --               --          (455,344)
  Options exercised                                          --                 275        280,509               --
  Net unrealized gain on securities available-for-sale       --               --               --                --
  Net income                                                 --               --               --         2,206,270
----------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1997                             $   156       $      16,216   $ 15,556,882     $  3,406,501
=======================================================================================================================



           Consolidated Statements of Changes in Stockholders' Equity
                For the Years Ended December 31, 1997 and 1996,
                For the Six Months Ended December 31, 1995, and
                        For the Year Ended June 30, 1995


---------------------------------------------------------------------------------------------------------------------
                                                           Treasury Stock   Net Unrealized Gain          Total
                                                                            (Loss) on Securities     Stockholders'
                                                                             Available-for-Sale         Equity
---------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1994                                     $      --        $    (43,601)          $     14,018,608
  Dividends on preferred and common stock                         --                 --                    (258,477)
  Conversion of preferred shares to common stock                  --                 --                       --
  Options exercised                                               --                 --                      12,080
  Four-for-three stock split effected in the form of
         a dividend                                               --                 --                       --
  Stock dividend of 10%                                           --                 --                       --
  Net unrealized gain on securities available-for-sale            --              99,895                     99,895
  Net income                                                      --                 --                   1,300,717
---------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                                            --              56,294                 15,172,823
  Dividends on preferred and common stock                         --                 --                    (165,241)
  Options exercised                                               --                 --                     173,769
  Treasury stock                                               (99,990)              --                     (99,990)
  Net unrealized loss on securities available-for-sale            --             (41,609)                   (41,609)
  Change in par value to $0.01 per share                          --                 --                       --
  Net income                                                      --                 --                     735,319
---------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1995                                    (99,990)           14,685                 15,775,071
  Dividends on preferred and common stock                         --                 --                    (360,971)
  Conversion of preferred shares to common stock                  --                 --                        --
  Options exercised                                               --                 --                     495,372
  Stock dividend of 10%                                           --                 --                        --
  Treasury stock                                              (371,097)              --                    (371,541)
  Net unrealized loss on securities available-for-sale            --             (90,691)                   (90,691)
  Net income                                                      --                 --                     953,712
---------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1996                                   (471,087)          (76,006)                16,400,952
  Dividends on preferred and common stock                         --                 --                    (455,344)
  Options exercised                                               --                 --                     280,784
  Net unrealized gain on securities available-for-sale            --             109,939                    109,939
  Net income                                                      --                 --                   2,206,270
---------------------------------------------------------------------------------------------------------------------
Balance,  December 31, 1997                                $  (471,087)       $   33,933             $   18,542,601
=====================================================================================================================


The accompanying notes are an integral part of these financial statements.

Southern Financial Bancorp, Inc.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1997 and 1996,
For the Six Months Ended December 31, 1995, and
For the Year Ended June 30, 1995


                                                                                          Six Months
                                                   Year Ended           Year Ended          Ended           Year Ended
                                                  December 31,         December 31,      December 31,        June 30,
                                                      1997                 1996             1995               1995
                                                -------------         -------------    --------------   ---------------
Cash flows from operating activities:
     Net income                                 $  2,206,270      $   953,712          $   735,319       $   1,300,717

     Adjustments to reconcile net income to
       net cash provided by operating
       activities-
         Depreciation and amortization               566,989          251,249              141,577             451,660
         Provision for loan losses                   880,000          695,000              150,000              60,000
         Provision for deferred income taxes          56,088          (13,849)              61,488              53,590
         Gain on sale of loans                      (191,773)        (209,962)            (108,846)           (267,728)
         Loss on real estate owned                      --             17,000               30,000                 -
         Gain on sale of securities, net                --               -                 (63,208)                -
         Amortization of deferred loan fees         (607,286)        (431,247)            (290,978)           (652,294)
         Net funding of loans held for sale         (778,172)         (64,538)              93,846             710,928
         Increase in interest receivable            (331,335)        (161,529)            (112,442)           (381,240)
         Decrease (increase) in other assets         484,071          (94,036)            (562,596)           (144,454)
         Increase (decrease) in other
           liabilities                               226,420          430,522             (136,666)            321,439
                                                -------------    -------------        -------------       -------------
         Net cash provided (used) by
           operating activities                    2,511,272        1,372,322              (62,506)          1,452,618
                                                -------------    -------------        -------------       -------------
Cash flows from investing activities:
     Net funding of loans receivable             (21,421,747)      (4,299,175)         (12,030,737)        (24,917,467)
     Purchases of investment securities          (35,017,808)     (32,427,276)          (4,958,005)        (10,653,607)
     Paydowns of investment securities            20,020,684       11,844,529            4,439,860           6,373,360
     Sale of investment securities
       available-for-sale                               -                -               4,848,694                 -

     Decrease (increase) in overnight
       earning deposits, net                       1,850,104         (599,672)           1,104,111            (404,563)
     Increase in premises and equipment, net        (911,095)        (592,142)             (41,942)           (433,014)
     Sale of real estate owned                       340,023             -                    -                   -

     (Increase) decrease in Federal Home
       Loan Bank stock                               (62,900)          82,400              (82,400)           (136,100)
                                                -------------    -------------        -------------       --------------
       Net cash used in investing
           activities                            (35,202,739)     (25,991,336)           (6,720,419)        (30,171,391)
                                                -------------    -------------        -------------       --------------
Cash flows from financing activities:
     Increase in deposits, net                    37,921,144       20,465,419            6,134,062          37,117,664

     Increase (decrease) in advances from
       Federal Home Loan Bank                     (4,500,000)       4,500,000            1,000,000          (5,500,000)
     Net proceeds from stock options
       exercised                                     280,784          495,372              173,768              12,080
     Repurchase of common stock                         -            (371,541)             (99,990)                -
     Dividends on preferred and common stock        (455,344)        (360,971)            (165,240)           (258,477)
                                                 ------------    -------------        -------------       --------------
                Net cash provided by
                        financing activities      33,246,584       24,728,279            7,042,600          31,371,267
                                                 -----------     ------------         -------------       --------------
Net increase in cash and due from banks              555,117          109,265              259,675           2,652,494
Cash and due from banks, beginning of period       4,004,149        3,894,884            3,635,209             982,715
                                                -------------    -------------       --------------      --------------
Cash and due from banks, end of period            $4,559,266     $  4,004,149         $  3,894,884       $   3,635,209
                                                =============    =============       ================    ==============


The accompanying notes are an integral part of these financial statements.

Southern Financial Bancorp, Inc.
Consolidated Notes to Financial Statements
 December 31, 1997 and 1996
1.   Organization and Significant Accounting Policies:
     Southern Financial Bancorp, Inc. (the "Bancorp") was incorporated in the state of Virginia on December 1, 1995. On December 1, 1995, the Bancorp acquired all of the outstanding shares of Southern Financial Bank (the "Bank"). The Bank, formerly Southern Financial Federal Savings Bank, converted from a savings bank to a state chartered commercial bank effective December 1, 1995. The amounts presented for the year ended June 30, 1995 represent results of operations of Southern Financial Federal Savings Bank.

     The principal activities of the Bank are to attract deposits, originate loans and conduct mortgage banking as permitted for state chartered banks by applicable regulations. The Bank conducts full-service banking operations in Fairfax, Herndon, Leesburg, Middleburg, Warrenton, Winchester and Woodbridge, Virginia.

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

Principles of Consolidation
     The accompanying consolidated financial statements include the accounts of the Bancorp and the Bank as of December 31, 1997 and 1996, and for the years ended December 31, 1997 and 1996, the six months ended December 31, 1995, and the year ended June 30, 1995. All significant intercompany accounts and transactions have been eliminated.

Cash and Due from Banks and Overnight Earning Deposits
     Amounts represent actual cash balances held by or due to the Bancorp. For purposes of the consolidated statements of cash flows, the Bancorp defines cash and due from banks as cash and cash equivalents.

Investment Securities
     The Bancorp accounts for its investment securities in three categories: held-to-maturity, available-for-sale, and trading. Investments in debt securities are classified as held-to-maturity when the Bancorp has the positive intent and ability to hold those securities to maturity. Held-to-maturity securities are measured at amortized cost. The amortization of premiums and accretion of discounts are computed using a method that approximates the level yield method. Investment securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity on an after-tax basis. Trading securities are reported at fair value with unrealized gains and losses included in earnings. The specific identification method is used to determine gains or losses on sales of investment securities.

Loans Held for Sale
     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value.

Loans Receivable
     Interest income is accrued on loans as earned on the outstanding principal balances on the level yield method. Nonrefundable loan fees and direct origination costs are deferred and recognized over the lives of the related loans as adjustments of yield. Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any accrued interest considered uncollectable is charged against current income.

     The allowance for loan losses is established through a provision for loan losses, which is charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is a current estimate of the losses inherent in the present portfolio based upon management's evaluation of the loan portfolio. Estimates of losses inherent in the portfolio involve the exercise of judgment and the use of assumptions. The evaluations take into consideration such factors as changes in the nature, volume and quality of the loan portfolio, prior loss experience, level of nonperforming loans, current and anticipated general economic conditions and the value and adequacy of collateral. Changes in the estimate of future losses may occur due to changing economic conditions and the economic conditions of borrowers.

     A loan is considered impaired when, based on all current information and events, it is probable that the Bancorp will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Such impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, impairment may be measured based on the loan's observable market price, or if, the loan is collateral - dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be accounted for as loans.

     Each impaired loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a reduction of principal.

Premises and Equipment
     Premises and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs that do not materially prolong the useful lives of the assets are charged to expense as incurred.

     Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment and 30 years for buildings. Amortization of leasehold improvements is computed using the straight-line method over the shorter of ten years or the lease term.

Real Estate Owned
     The Bancorp records and carries real estate acquired through foreclosure at the lower of the recorded investment in the loan or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, provided that the resulting carrying value does not exceed fair value. Costs relating to holding the assets are expensed as incurred.

Income Taxes
     Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share
     In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully-diluted earnings per share with basic and diluted earnings per share. Basic earnings per common share is computed by dividing net income, less dividends on preferred stock, by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods. Common stock equivalents include the number of shares issuable on exercise of outstanding options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the period plus the number of shares issuable on conversion of the convertible preferred shares to common shares, if dilutive.

Financial Instruments with Off-Balance Sheet Risk
     The Bancorp is a party to financial instruments with off-balance sheet risk in the normal course of business primarily to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk that are not recognized in the balance sheet.

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

New Accounting Standards
     In June 1997 the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management does not believe the implementation of this statement will have a material impact on the Bancorp.

         In June 1997 the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographical areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Management does not believe the implementation of this statement will have a material impact on the Bancorp.

2.    Investment Securities:

     The portfolio consists of the following securities:

<CAPTION
----------------------------------------------------------------------------------------------------------
                                                              December 31, 1997
----------------------------------------------------------------------------------------------------------
                                                                             Gross
                                                           Gross          Unrealized      Estimated Fair
                                     Amortized Cost   Unrealized Gains      Losses            Value
                                     ---------------- ----------------- ---------------- -----------------
Available-for sale:
  FHLMC preferred stock              $    3,865,985   $         80,630  $        39,054  $    3,907,561
  FNMA MBS                                  782,186              3,011               -          785,197
                                     ---------------- ----------------- ---------------- -----------------
                                     $    4,648,171   $         83,641  $        39,054  $    4,692,758
                                     ---------------- ----------------- ---------------- -----------------


                                     ---------------------------------------------------------------------
                                                              December 31, 1996
                                     ---------------------------------------------------------------------
                                                                             Gross
                                                           Gross          Unrealized      Estimated Fair
                                     Amortized Cost   Unrealized Gains      Losses            Value
Available-for sale:
  FHLMC preferred stock              $    4,310,235   $         11,355  $      116,303   $    4,205,287
  FNMA MBS                                  902,824                -             8,492          894,332
                                     ---------------- ----------------- ---------------- -----------------
                                     $    5,213,059   $         11,355  $      124,795   $    5,099,619
                                     ---------------- ----------------- ---------------- -----------------


                                     ---------------------------------------------------------------------
                                                                December 31, 1997
                                     ---------------------------------------------------------------------
                                                                             Gross
                                                           Gross          Unrealized      Estimated Fair
                                     Amortized Cost   Unrealized Gains      Losses            Value
                                     ---------------- ----------------- ---------------- -----------------
Held-to-maturity:
  GNMA MBS                           $    42,471,075  $        226,020  $       39,186   $    42,657,909
  FNMA MBS                                27,075,234           191,349          80,392        27,186,191
  FHLMC MBS                                6,077,859            69,247          37,836         6,109,270
  Collateralized mortgage obligations      4,202,852            32,176          32,469         4,202,559
  FHLB zero-coupon notes                     641,932              -              1,932           640,000
                                     ---------------- ----------------- ---------------- -----------------
                                     $    80,468,952  $        518,792  $      191,815   $    80,795,929
                                     ---------------------------------------------------------------------
                                                                December 31, 1996
                                     ---------------------------------------------------------------------
                                                                             Gross
                                                           Gross          Unrealized      Estimated Fair
                                     Amortized Cost   Unrealized Gains      Losses             Value
                                     ---------------- ----------------- ---------------- -----------------
Held-to-maturity:
  GNMA MBS                           $    27,387,797    $   95,893        $     46,549   $    27,437,141
  FNMA MBS                                21,981,743        42,607             183,797        21,840,553
  FHLMC MBS                                7,300,246        20,736              52,650         7,268,332
  Collateralized mortgage obligations      6,547,457         8,215             129,496         6,426,176
  FHLB intermediate notes                  2,000,000         1,875                 -          2,001,875
                                     ---------------- ----------------- ---------------- -----------------
                                     $    65,217,243    $  169,326             412,492   $    64,974,077
                                     ---------------------------------------------------------------------



     Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Held-to-maturity securities totaling $57,283,372 have adjustable rates of interest while the remaining held-to-maturity securities totaling $23,185,580 have fixed interest rates.

     Available-for-sale securities are carried at fair value with unrealized losses reported as a separate component of stockholders' equity, net of the tax effect. All of the available-for-sale securities have fixed interest rates.

     There were no sales of investment securities during the years ended December 31, 1997 and 1996. Gross gains of $63,208 were realized on the sale of securities during the six months ended December 31, 1995.

     As of December 31, 1997 and December 31, 1996, securities having a book value of $71,324,504 and $49,743,572, respectively, were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta ("FHLB") and as collateral for escrow deposits in accordance with Federal and state requirements.

     A comparison of amortized cost and estimated fair value for securities, along with the contractual dates of maturity, by category of security as of December 31, 1997 follows:

                                                  December 31, 1997
                                       ------------------------------------
                                                                Estimated
                                           Amortized               Fair
                                              Cost                Value
                                       ---------------      ---------------
Available-for-sale securities:
     FHLMC Preferred Stock             $     3,865,985      $     3,907,561
     Mortgage-backed securities-
         Maturing after ten years              782,186              785,197
                                       ---------------      ---------------
                                       $     4,648,171      $     4,692,758
Total available-for-sale securities    ===============      ===============

Held-to-maturity securities:
     FHLB Zero Coupon Notes-
         Maturing after ten years      $       641,932      $       640,000
     Mortgage-backed securities-
         Maturing after ten years           79,827,020           80,155,929
                                       ---------------      ---------------

Total held-to-maturity securities      $    80,468,952      $    80,795,929
                                       ===============      ===============

     Contractual maturity of mortgage-backed securities is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.

3.   Loans Receivable:

     Loans receivable consist of the following:

                                                          December 31,
                                            ------------------------------------
                                                   1997                1996
                                            ----------------    ----------------
Mortgage:
     Residential                            $   30,421,147      $   35,032,684
     Nonresidential                             57,160,286          46,548,847

Construction:
     Residential                                 6,534,271           5,616,121
     Nonresidential                             13,160,542           7,510,374

Nonmortgage:
     Business                                   21,252,681          12,197,921
     Consumer                                    3,092,938           3,294,171
                                            --------------      --------------
                  Total loans receivable       131,621,865         110,200,118

     Less-
                  Deferred loan fees, net         (627,143)           (412,274)
                  Allowance for loan losses     (2,036,532)         (1,500,941)
                                            --------------      ----------------
                  Loans receivable, net     $  128,958,190      $  108,286,903
                                            ==============      ================

     The following sets forth information regarding the allowance for loan losses during the years ended:

                                                       December 31,
                                            -----------------------------------
                                                 1997                  1996
                                            --------------        -------------
Balance, beginning of period                $   1,500,941         $   1,190,249
     Charge-offs, net                            (344,409)             (384,308)
     Provision charged to income                  880,000               695,000
                                            --------------        -------------
Balance, end of period                      $   2,036,532         $   1,500,941
                                            ==============        =============

     The Bancorp's loan portfolio is concentrated in the Northern Virginia area. At December 31, 1997 and 1996, the average yield on loans receivable was 9.37 percent and 9.18 percent, respectively. The amount of loans being serviced for others was $137,208 and $4,121,734 at December 31, 1997 and 1996, respectively. At December 31, 1997, there was one loan with a balance of approximately $1,000 that had payments ninety days or more past due on which interest was still accruing. At December 31, 1996, there were no loans that had payments ninety days or more past due on which interest was still accruing.


     Impaired loans were as follows:

                                                      December 31,
                                             ---------------------------------
                                                  1997              1996
                                             --------------     --------------
          Carrying value                     $   1,444,861      $   1,676,064
          Allocation of general reserve            204,313            333,834

     The average carrying balances and interest income earned on impaired loans were as follows:


                                                               Year Ended                     Six Months Ended
                                                                December                        December 31,
                                                       1997                   1996                  1995

                                               ------------------------------------------------------------------
       Average carrying value                $      1,373,997       $      1,322,450      $         312,836
       Income anticipated under
         original loan agreements                     165,400                220,461                 27,675
       Income recorded                                  5,000                 44,700                  7,790
                                               ==================================================================


4.     Premises and Equipment:

     Premises and equipment consists of the following:

                                                                         December 31,
                                                               -----------------------------
                                                                     1997             1996
                                                               --------------  -------------
          Land                                                 $      568,500  $      125,647
          Building and improvements                                   951,028         587,980
          Furniture and equipment                                   1,748,500       1,335,548
          Leasehold improvements                                    1,008,393         996,885
                                                               --------------  --------------
                                                                    4,276,421       3,046,060
          Less- Accumulated depreciation and amortization          (1,877,880)     (1,558,614)
                                                               --------------  --------------
          Premises and equipment, net                          $    2,398,541  $    1,487,446
                                                               ==============  ==============



     Depreciation and amortization expense aggregated $327,340 and $251,249 for the years ended December 31, 1997 and December 31, 1996, respectively.

5.   Real Estate Owned:

     The following activity occurred during the years ended:

                                                             December 31,
                                                    --------------------------
                                                         1997         1996
                                                    ------------- ------------
          Beginning balance                         $    340,023  $    357,023
          Additions                                      176,168             -
          Sales                                         (335,023)            -
          Holding period write-down                       (5,000)      (17,000)
                                                    ------------  ------------
          Ending balance                            $    176,168  $    340,023
                                                    ============  ============

     The balance at December 31, 1997 represents two properties located in Virginia.

6.   Deposits:

     Deposits consist of the following:


                                                                         December 31,
                                                         1997                                      1996
                                          --------------------------------------------------------------------
                                          Weighted Average                   Weighted Average
                                           Interest Rate          Amount     Interest Rate           Amount
                                          ----------------    ------------   ----------------    ------------
Demand accounts                                 --%           $ 13,001,697          --%          $  7,721,619

Interest checking accounts                    1.16              16,570,989        0.97            15,702,406

Money market and savings accounts             3.46              23,443,684        3.23            21,502,863

Certificates of deposit                       5.82             149,183,879        5.59            119,352,217
                                                              ============                       ============

                                              4.79%           $202,200,249        4.57%          $164,279,105
                                                              ============                       ============

     As of December 31, 1997, certificates of deposit mature as follows:

                        1998                   $120,202,436
                        1999                     17,251,775
                        2000                      5,825,994
                        2001                      5,903,674
                                               ------------
                                               $149,183,879
                                               ============

     Deposits totaling approximately $33,541,040 and $24,135,017 had balances greater than $100,000 at December 31, 1997 and 1996, respectively, of which $17,962,855 and $13,861,572 represented certificates of deposit at December 31, 1997 and 1996, respectively.

     The following sets forth information regarding interest expense by deposit category for the years ended:



                                                            December 31.
                                                 ----------------------------
                                                      1997           1996
                                                 ------------   ------------

          Interest checking accounts             $   185,000    $   211,746

          Money market and savings accounts          761,000        710,372

          Certificates of deposit                  7,763,000      6,511,216
                                                 ------------   ------------
                                                 $ 8,709,000    $ 7,433,334
                                                 ============   ============

     Total cash paid for interest aggregated approximately $3,017,413 and $2,628,853 for the years ended December 31, 1997 and December 31, 1996, respectively.

7.   Advances from Federal Home Loan Bank:

     The Bancorp has a credit availability agreement with FHLB totaling $35,000,000. This availability was increased from $25,000,000 on November 21, 1997. The agreement does not have a maturity date and advances are made at FHLB's discretion. At December 31, 1997 and 1996, advances from FHLB totaled $4,000,000 and $8,500,000, respectively. $2,000,000 of advances at December 31, 1997 carried a fixed rate of interest. All other advances are made at variable interest rates. The weighted average rates of interest were 5.95 percent and
6.57 percent at December 31, 1997 and 1996, respectively. Advances outstanding at December 31, 1997, mature on January 30, 1998 and October 15, 1998, and are secured by investment securities having a book value of $68,655,295.

8.    Stockholders' Equity:

     Each share of the Bancorp's preferred stock is convertible to 1.6 shares of common stock. The preferred stock has an aggregate liquidation preference of $241,193. The preferred stock has an annual dividend rate of 6 percent. Dividends are payable quarterly and are cumulative. Dividends paid on the preferred stock totaled $13,602, $14,254, $7,236, and $14,636 for the years ended December 31, 1997 and 1996, the six months ended December 31, 1995, and the year ended June 30, 1995, respectively.

     The Bancorp's Board of Directors declared a 10 percent stock dividend in July 1996 and 1995 and a four-for-three stock split in February 1995, which was effected in the form of a dividend. All earnings per share amounts have been calculated as if these distributions occurred at the beginning of fiscal year 1995.

     In December 1995, the Bancorp changed the par value of its common stock from $8.00 per common share to $0.01 per common share. This resulted in a decrease in common stock and an off-setting increase in capital in excess of par value of $10,998,091.

     In fiscal year 1987, the Bancorp's stockholders approved an incentive stock option plan under which options to purchase up to 83,660 shares of common stock could be granted. During fiscal year 1994, this plan was amended to allow an additional 100,000 shares of common stock to be granted. During 1997, the plan was amended to allow an additional 100,000 shares of common stock to be granted. In accordance with the plan agreement, the exercise price for stock options equals the stock's market price on the date of grant. The maximum term of all options granted under the plans is ten years and vesting occurs after one year.
     The Bancorp accounts for its stock option plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Bancorp's net income and earnings per share in the Consolidated Statements of Income, would have been reduced to the following pro forma amounts:

                                                    Year Ended             Six Months
                                                   December 31,             Ended
                                            --------------------------    -----------
                                                 1997          1996         1995
                                            ------------  ------------    -----------
Net income:
     As reported                            $ 2,206,270   $ 953,712     $ 735,319
     Pro forma                                2,045,266     603,344       522,390
                                            -----------   ----------    ----------

Basic earnings per share
     As reported                                   1.39        0.61          0.48
     Pro forma                                     1.30        0.39          0.35

Diluted earnings per share

     As reported                                   1.33        0.59          0.46
     Pro forma                                     1.23        0.37          0.32
                                            -----------   ----------    ----------
Weighted-average assumptions:
     Expected lives (years)                       10.00       10.00         10.00
     Risk-free interest rate (%)                   5.76%       6.06%         6.22%
     Expected volatility (%)                      23.39%      45.00%        45.00%
     Expected dividends (annual per share)          .13%        -             -
                                            ------------   ----------    ---------



     The fair values of the stock options outstanding used to determine the pro forma impact of the options to compensation expense, and thus, net income and earnings per share, were calculated using an acceptable option pricing model for each grant made in 1997,1996 and 1995, using the key assumptions detailed above.

     A summary of the status of the Bancorp's stock option plan as of December 31, 1997, 1996 and 1995, respectively, and changes during the years ended December 31, 1997 and 1996, and the six months ended December 31, 1995, is presented below. Average prices and shares subject to options have been adjusted to reflect stock dividends.


                                                    1997                            1996                          1995
                                         -------------------------      ----------------------       ------------------------
                                                         Weighted                    Weighted                        Weighted
                                                          Average                     Average                         Average
                                                         Exercise                    Exercise                        Exercise
                                           Shares          Price         Shares        Price          Shares            Price
                                          --------     --------          -------       ------         -------          ------
Outstanding at beginning of period        177,327      $  11.02          188,792       $ 9.94         171,871         $  9.82
Granted                                    31,500         15.79           66,029        13.43          45,980           13.18
Exercised                                  27,431         10.24           65,373         8.18          24,219            7.92
Expired                                     7,082         11.74           12,121        13.04           4,840           12.08
Outstanding at December 31,               174,314         11.97          177,327        11.02         188,792            9.94
                                          --------     --------          -------       ------         -------          ------
Options exercisable at December 31,       142,814                        112,127                      125,891
                                          ========                       =======                      =======
Weighted average fair value of
   options granted during the period                    $  7.74                          5.92                         $ 6.01




     The following table summarizes information about stock options outstanding at December 31, 1997:

                                                          Remaining
   Exercise          Options           Options         Contractual Life
     Price         Outstanding       Exercisable           (months)
--------------    ------------       -----------       -----------------
$  7.49              7,260               7,260                 30

   8.83             29,039              29,039                 78
   8.99              4,840               4,840                  6
   9.30              6,453               6,453                 18
   9.61             16,133              16,133                 64
  11.98             29,846              29,846                 91
  12.73              9,902               9,902                103
  13.64             39,341              39,341                 97
  13.75              3,000                 --                 109
  16.00             28,500                 --                 115
                   ---------------------------
                   174,314             142,814
                   =======             =======

     There were 11 option holders at December 31, 1997. Options exercised during 1997 had exercise prices ranging from $7.49 to $13.64. Options exercised during 1996 had exercise prices ranging from $6.81 to $10.57. Options exercised during 1995 had exercise prices ranging from $6.81 to $10.57.

         On May 28, 1996, the Bancorp acquired 9,374 shares of its own stock at a market price of $16.00 in a stock swap transaction with the Chief Executive Officer. The shares acquired were accepted as payment to redeem 22,026 options to purchase common stock. The Bancorp accounted for this purchase as treasury stock.

         On July 30, 1996, the Bancorp acquired 14,771 shares of its own stock at a market price of $15.31 in a stock swap transaction with the Controller. The shares acquired were accepted as payment to redeem 22,000 options to purchase common stock. The Bancorp accounted for the purchase as treasury stock.

9.   Regulatory Matters:

     The Bancorp's primary supervisory agent is the Federal Reserve Bank. The Federal Reserve Bank has mandated certain minimum capital standards for the industry. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") outlines various levels of capital adequacy for the industry.

     Failure to meet minimum capital requirements can initiate certain mandatory
- and possibly additional discretionary - actions by regulation that, if undertaken, could have a direct material effect on the Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bancorp must meet specific capital guidelines that involve quantitative measures of the Bancorp's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bancorp's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bancorp to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

     As of December 31, 1997, the most recent notification from the Federal Reserve Bank categorized the Bancorp as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bancorp must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bancorp's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in thousands.)


                                                                                           To be Well Capitalize
                                                                 For Capital Adequacy      Under Prompt Corrective
                                              Actual                    Purposes               Action Provisions
                                     ---------------------------------------------------------------------------
                                        Amount        Ratio     Amount         Ratio      Amount          Ratio
                                     ---------       ------     -------        -----      ------          -----
As of December 31, 1997
    Total Capital:                   $ 20,161         15.3%     $ 10,543       8.0%       $ 13,179         10.0%
      (to risk-weighted assets)
    Tier I Capital:                  $ 18,343         13.9%     $  5,271       4.0%       $  7,907          6.0%
     ( to risk-weighted assets)
    Tier I Capital:                  $ 18,343          8.1%     $  9,067       4.0%       $ 11,333          5.0%
     (to average assets)
As of December 31, 1996
    Total Capital:                   $ 17,554         16.6%     $  8,431       8.0%       $ 10,539         10.0%
     (to risk-weighted assets)
    Tier I Capital:                  $ 16,234         15.4%     $  4,216       4.0%       $  6,323          6.0%
     (to risk-weighted assets)
    Tier I Capital:                  $ 16,234          8.7%     $  7,477       4.0%       $  9,346          5.0%
     (to average assets)



     During 1996, the Bancorp paid an additional $830,270 one-time SAIF assessment required by legislation to recapitalize the SAIF.

10.  Parent Company Activity:

     The Bancorp owns all of the outstanding shares of the Bank. Accordingly, the statement of condition and statement of income for the Bancorp only, are as follows:

                                               Balance Sheet
                                              December 31, 1997
     Assets:
          Investment in bank                                    $   18,446,401
          Other assets                                                  65,668
                                                                --------------
                       Total assets                             $   18,512,069
                                                                ==============
     Liabilities:
          Other liabilities                                     $        3,401
                                                                --------------

     Stockholders' equity:
          Preferred stock                                                  156
          Common stock                                                  16,216
          Capital in excess of par                                  15,556,882
          Retained earnings                                          3,406,501
          Treasury stock                                              (471,087)
                                                                --------------
                       Total stockholders' equity                   18,508,668
                                                                --------------
                       Total liabilities and stockholders'
                         equity                                 $   18,512,069
                                                                ==============

                           Statement of Income
                   for the Year Ended December 31, 1997

     Equity in earnings of Bank                                 $    2,206,270
                                                                ==============

11.  Estimated Fair Value of Financial Instruments:

     The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of December 31, 1997. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

     Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that the Bancorp would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Bancorp's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Bancorp. The estimated fair values of the Bancorp's financial instruments at December 31, 1997 and 1996 are as follows:



($ in thousands)                      December 31, 1997                    December 31, 1996
                                 ---------------------------        ---------------------------
                                    Carrying           Fair            Carrying          Fair
                                     Amount            Value            Amount           Value
                                 -------------  ------------        ------------    ------------
Financial assets:
     Cash and amounts
       due from banks            $    4,559     $    4,559          $    4,004      $   4,004
     Available-for-sale
       securities                     4,693          4,693               5,100          5,100
     Held-to-maturity
       securities                    80,469         80,796              65,217         64,974
     Loans receivable,
       net of allowance             128,958        132,597             108,287        108,337
     Loans held for sale              1,414          1,441                 445            445

Financial liabilities:
     Deposits-
         Checking accounts           29,573         26,710              23,424         23,424
         Money market and
           savings accounts          23,444         22,859              21,503         21,503
         Certificates of
           deposit                  149,184        149,563             119,352        119,442




     The following methods and assumptions were used to estimate the fair value amounts at December 31, 1997 and 1996:

Cash and Due from Banks
     Carrying amount approximates fair value.

Available-for-Sale Securities
     Fair value is based on quoted market prices.

Held-to-Maturity Securities
     Fair value is based on quoted market prices.

Loans Receivable, Net of Allowance
     Fair value of loans is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs or the interest rates currently offered by the Bancorp for loans with similar terms to borrowers of similar credit quality.

Loans Held for Sale
     Fair value is based on selling prices arranged by arms-length contracts with third parties.

Deposits
     At December 31, 1997, fair value of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts is estimated using discounted cash flow analyses based on an assumed decay of core balances over time. The indicated fair value does not consider the value of the Bancorp's estimated deposit customer relationships. At December 31, 1996, deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts were assumed to have an estimated fair value equal to carrying value. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities.

Off-Balance Sheet Instruments
     The difference between the original fees charged by the Bank for commitments to extend credit and letters of credit and the current fees charged to enter into similar agreements is immaterial.

12.   Savings Plan:

     In fiscal year 1993, the Bancorp began an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Bancorp matches one half of each employee's contributions on a discretionary basis based on Bancorp profit, such match not to exceed 3 percent of the employee's earnings. The Bancorp's matching contributions to the Savings Plan were $24,000 and $20,000 for the years ended December 31, 1997 and 1996, respectively.

13.  Provision for Income Taxes:

     The provision for income taxes consists of the following:


                                  Year Ended            Year Ended          Six Months Ended         Year Ended
                                 December 31,          December 31,           December 31,            June 30,
                                     1997                  1996                   1995                  1995
                                 -----------            -----------          -----------              ------------
          Current provision:
               Federal           $ 1,231,183            $   483,449          $   320,154              $   760,309
               State                      --                     --               32,758                   90,771
                                 -----------            -----------          -----------              ------------
                                   1,231,183                483,449              352,912                  851,080
                                 -----------            -----------          -----------              ------------
          Deferred (benefit)
             provision:
               Federal              (209,383)               (13,849)              58,072                  (16,929)
               State                      --                     --                3,416                   (1,081)
                                 -----------            -----------          -----------              ------------
                                    (209,383)               (13,849)              61,488                  (18,010)
                                 -----------            -----------          -----------              ------------
                                 $ 1,021,800            $   469,600          $   414,400              $   833,070
                                 ============           ===========          ===========              ============



     Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as the allowance for loan losses and loan fees, are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax asset is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized.

     Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 1997 and 1996:





                                                                            1997                 1996
                                                                         -----------         ------------

          Assets:
               Provision for losses on loans and real estate owned       $   602,857         $    198,125
               Deferred loan fees                                           (186,538)             161,820
               Depreciation                                                  111,006               83,923
               Other                                                           4,947                  --
                                                                         -----------         ------------
               Gross deferred tax assets                                     532,272              443,868
                                                                         -----------         ------------
          Liabilities:
               FHLB dividend                                                 35,771                35,771
               Valuation of loans and securities                            (17,328)               39,074
               Other                                                           --                  64,577
                                                                         -----------         ------------
               Gross deferred tax liabilities                                18,443               139,422
                                                                         -----------         ------------
                            Net deferred tax assets                        $513,829              $304,446
                                                                         ===========         ============




     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:



                                                            Year Ended
                                   Year Ended December     December 31,           Six Months           Year Ended
                                         31, 1997              1996        Ended December 31, 1995    June 30, 1995
          ------------------------------------------------------------------------------------------------------------
          Pretax income                    34%                 34%                   34%                   34%
          State taxes                      --                  --                     2%                    5%
          Dividends
             received deduction            (2%)                (1%)                   --                   --
                                   --------------------- ----------------- ------------------------- ----------------
          Effective tax rate               32%                 33%                   36%                   39%
                                   ===================== ================= ========================= ================



     Cash paid for income taxes was $725,000 and $916,000 for the years ended December 31, 1997 and 1996, respectively.

14.  Commitments:

     The Bank leases its corporate headquarters and branch facilities under operating lease agreements expiring in fiscal years through 2002. As of December 31, 1997, future minimum lease payments required under these arrangements, assuming no extension options are exercised, are as follows:

                        Years Ending                      Minimum Lease
                        December 31,                         Payments
                        -----------                       --------------
                          1998                             $  378,307
                          1999                                284,553
                          2000                                261,219
                          2001                                189,646
                          2002                                 49,944
                        Thereafter                                 --

     Rent expense aggregated $558,704 and $504,647 for the years ended December 31, 1997 and 1996, respectively.

     Outstanding loan commitments amounted to $5,393,550 and $9,119,150 at December 31, 1997 and 1996, respectively. The Bank had commitments from investors of $1,825,395 and $2,769,800 to purchase loans from the Bank at December 31, 1997 and 1996, respectively.

     At December 31, 1997, the Bank had commercial letters of credit outstanding in the amount of $2,044,323.

     At December 31, 1997, the Bank had unfunded lines of credit of $8,320,196 and undisbursed construction loan funds of $8,125,660.

15. Quarterly Financial Information (Unaudited - in thousands, except per share data):


                                  Quarter ended      Quarter ended     Quarter ended      Quarter ended
                                  Dec. 31, 1997      Sep. 30, 1997     Jun. 30, 1997      Mar. 31, 1997
                                 -------------------------------------------------------------------------

Net interest income                 $    2,128         $   2,081          $   1,944         $   1,809
Provision for loan losses                  320               255                175               130
Total other income                         462               463                401               402
Total other expense                      1,429             1,452              1,355             1,346
Net income                                 579               568                556               503

Earnings per share:
  Basic                                   0.36              0.36               0.35              0.32
  Diluted                                 0.34              0.34               0.34              0.31

Weighted average shares
outstanding:
  Basic                              1,590,232         1,587,153          1,566,943         1,564,248
  Diluted                            1,691,107         1,669,150          1,631,054         1,627,704








                                  Quarter ended     Quarter ended      Quarter ended      Quarter ended
                                  Dec. 31, 1996     Sep. 30, 1996      Jun. 30, 1996      Mar. 31, 1996
                                ------------------ ----------------- ------------------ ------------------

Net interest income               $   1,773          $   1,729         $   1,689          $   1,648
Provision for loan losses               185                190               160                160
Total other income                      360                287               284                255
Total other expense                   1,302              2,161             1,284              1,160
Net income                              434               (225)              354                391

Earnings per share:
  Basic                                0.27              (0.15)             0.23               0.25
  Diluted                              0.27              (0.14)             0.22               0.24

Weighted average shares
  outstanding:
  Basic                           1,563,338          1,560,109         1,529,919          1,523,602
  Diluted                         1,626,973          1,621,517         1,621,330          1,626,106



                               CORPORATE PROFILE

Southern Financial Bancorp, Inc. and its sole subsidiary, Southern Financial Bank, merged with Southern Financial Federal Savings Bank on December 1, 1995, and continues the Savings Bank's ten years of operation from its main office in Warrenton, Virginia. The Bank serves the Northern Virginia area through its ten full-service branches located in Herndon (2), Middleburg, Warrenton (2), Winchester (2), Leesburg, Fairfax, and Woodbridge.

The principal business of the state chartered capital stock commercial bank is the taking of deposits from the general public through the Bank's home and branch offices. These deposits and other borrowed funds are then used for the financing of business loans and consumer loans, mortgage-backed securities, and origination of adjustable rate and fixed rate first and second mortgage loans for the purpose of constructing, financing or refinancing one- to four-family, owner-occupied residential real estate in Northern Virginia and the surrounding Washington, DC suburbs. Southern Financial's income is derived primarily from interest and fees earned in connection with its lending activities. Its principal expenses are interest paid on savings deposits and other borrowed funds and operating expenses.

Southern Financial has expanded its commercial lending program, and has become one of the region's leading lenders in the Small Business Administration's 504 and 7(a) programs. The 504 and 7(a) programs offer borrowers access to 90% financing of an entire project. These programs carry low credit risk and provide small businesses with the opportunity to expand and create new jobs in the local community.

At December 31, 1997, the consolidated balance sheet of Southern Financial Bancorp, Inc. had total assets in excess of $18 million, and stockholders' equity in excess of $ million. Southern Financial Bancorp, Inc. is a publicly-held bank holding company which is traded on the NASDAQ National Market System under the symbol SFFB. Southern Financial had 1,591,679 shares of common stock outstanding as of December 31, 1997. There are four market makers for Southern Financial Bancorp, Inc. including Ferris, Baker, Watts, Inc.; Friedman, Billings, Ramsey & Co.; Herzog, Heine, Geduld, Inc.; Scott & Stringfellow; and Ryan, Lee & Company, Inc.

                            Bank Offices & Branches


                                  Main Office

                               37 E. Main Street
                           Warrenton, Virginia 20186
                                 (540) 349-3900
                              Tricia Dove, Manager


                                    Branches

362 Elden Street                                       526 E. Market Street
Herndon, Virginia 20170                                Leesburg, Virginia 20175
(703) 478-5300                                         (703) 777-7080
Michelle Buckles, Assistant Vice President             Diane Holmes, Manager

101 W. Washington Street                               4021 University Drive
Middleburg, Virginia 20117                             Fairfax, Virginia 22030
(540) 687-3500                                         (703) 352-7479
Heather Lyne, Manager                                  Guylaine Daguilh, Manager

35 W. Piccadilly Street                                322 Lee Highway
Winchester, Virginia 22601                             Warrenton, Virginia 20186
(504) 667-1100                                         (540) 341-3634
Terri Hirst, Manager                                   Nancy Albert, Manager

2545 Centreville Road, Q-18                            13542 Minnieville Road
Herndon, Virginia 20171                                Woodbridge, Virginia 22912
(504) 713-1300                                         (703) 680-6100
 Dawn Brown, Manager                                   Susan B. Nelson, Manager

                           1095 Millwood Pike
                           Winchester, Virginia 22602
                           (540) 665-1690
                           Sharon Horne, Manager


                                Banking Services


Home Mortgage Loans
Competitive rates and terms can help make the purchase or refinance of your home more affordable.

Construction Loans
Southern Financial specializes in home construction loans and lets you be your own general contractor.

Small Business Administration Loans
With as little as 10%, a small business can afford to expand under SBA's economic development programs. We specialize in the 504 and 7(a) programs.

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

Premier Checking
An interest bearing checking account, paying interest on daily collected funds of $500 and greater, with unlimited check writing. A monthly service charge is imposed if the balance falls below $500 during the statement period.

Management Checking
A non-interest bearing account with unlimited check writing. A monthly service charge is imposed if the balance falls below $1000 during the statement period. Cancelled checks are included in the statement.

Commercial Checking
A checking account for individual businesses featuring a low minimum balance requirement, and tailored for your specific business needs.

Money Market Accounts
Flexibility, liquidity, and competitive interest rates are key features of our money market accounts. No fixed terms or penalties for withdrawals (up to three per month).

Individual Retirement Accounts
Southern Financial offers IRA, SEP, and Keogh accounts as investment options for your retirement plans.

Certificates of Deposit
Competitive interest rates and a variety of terms to meet any investment need.


Southern Financial customers are also offered the following services:

                Free Automated Teller Machine Use (Honor, Plus)
                                 Direct Deposit
                               Safe Deposit Boxes
                               Travelers Cheques
                              Overdraft Protection
                                   Visa Cards
                                 Direct Teller
                                   PC Banking

                               Board of Directors

                               Georgia S. Derrico
                          Chairman of the Board & CEO
                            Southern Financial Bank


Neil J. Call                                             John L. Marcellus, Jr.
Executive Vice President                                 Retired President &
MacKenzie Partners                                       Chairman of the Board
                                                         Oneida, Ltd.


David de Give                                            R. Roderick Porter
Senior Vice President/Treasurer                          President
Southern Financial Bank                                  FX Concepts


Virginia Jenkins                                         Michael P. Rucker
Owner                                                    Executive
V. Jenkins Interiors                                     Caterpillar, Inc.


                                 Bank Officers

                               Georgia S. Derrico
                          Chairman of the Board & CEO

David de Give                                            William H. Lagos
Senior Vice President/                                   Senior Vice President/
Treasurer                                                Controller


Linda W. Sandridge                                       Laura L. Vergot
Senior Vice President/                                   Senior Vice President/
Commercial Lending                                       Branch Development


Virginia M. Carter                                       Lynette D. Ridgley
Vice President/                                          Vice President/
Information Systems                                      Corporate Affairs

CORPORATE INFORMATION



CORPORATE OFFICE:
37 East Main Street
Warrenton, Virginia 20186
(540) 349-3900
FAX: (540) 349-3904

ANNUAL REPORT ON FORM 10-K:
The Bank's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to:

Lynette D. Ridgley
Investor Relations
37 E. Main Street
Warrenton, Virginia 20186

REGISTRAR & STOCK TRANSFER AGENT:
Inquiries regarding stock transfer, lost certificates, or changes in name and/or address should be directed to the stock transfer agent and registrar:

Chase Mellon Shareholder Services
450 West 33rd Street
15th Floor
New York, New York 10001
(800) 526-0801

ANNUAL MEETING:
The annual meeting of stockholders of Southern Financial Bancorp, Inc. will be held on April 23, 1998 at the Fauquier Springs Country Club, Springs Road, Warrenton, Virginia commencing at two o'clock pm.




STOCK DATA:
NASDAQ Symbol SFFB

As of December 14, 1993, the Common Stock of Southern Financial Federal Savings Bank commenced trading on the NASDAQ Small Cap Stock Market under the symbol SFFB. On February 21, 1995, the Common Stock commenced trading on the NASDAQ National Market under the symbol SFFB. On December 1, 1995, Southern Financial Federal Savings Bank merged into Southern Financial Bank, a wholly owned subsidiary of Southern Financial Bancorp, Inc. The Bancorp's Common Stock continues to be traded under the NASDAQ National Market under the symbol SFFB.

As of December 1, 1997, there were approximately 274 stockholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks. The following table sets forth the high and low stock prices for the periods indicated:

                           1997
                     HIGH              LOW
1ST Quarter        $15.25            $13.25
2nd Quarter         17.00             12.75
3rd Quarter         21.50             16.00
4th Quarter         23.00             19.25

                                 MARKET MAKERS

          Ferris, Baker, Watts, Inc.      Friedman, Billings, Ramsey & Co.
          (202) 429-3545                  (703) 312-9531

          Scott & Stringfellow            Herzog, Heine, Geduld, Inc.
          (800) 552-7757                  (800) 221-3600



                             Ryan, Lee & Company, Inc.
                             (703) 847-3100