Form 10-K, Exhibit 13
period 1998-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 1999-04-02
CIK 914789

Exhibit 13

                        Southern Financial Bancorp, Inc.
                 December 31, 1998 Annual Report to Stockholders



(dollars in thousands, except per share data)

                                                               at December 31,                          at June 30,
                                        ------------------------------------------------------------------------------
Financial Condition                          1998           1997            1996             1995           1995
----------------------------------------------------------------------------------------------------------------------
Total Assets                                 $ 258,843      $ 226,598        $190,809         $164,801       $157,201
Net Loans                                      131,645        128,958         108,287          104,251         92,080
Total Deposits                                 231,926        202,200         164,279          143,814        137,680
Stockholders' Equity                            20,923         18,543          16,401           15,775         15,173

                                                                                          Six Months
                                                         Year Ended                         Ended        Year Ended
                                                        December 31,                     December 31,     June 30,
                                        ----------------------------------------------  ------------------------------
Results of Operations                        1998           1997            1996             1995           1995
----------------------------------------------------------------------------------------------------------------------
Interest Income                               $ 18,731       $ 17,005         $14,615           $6,731        $11,027
Interest Expense                                10,205          9,043           7,776            3,629          5,931
----------------------------------------------------------------------------------------------------------------------
Net Interest Income                              8,526          7,962           6,839            3,101          5,095
Provision for Loan Losses                          975            880             695              150             60
----------------------------------------------------------------------------------------------------------------------
Net Interest Income After
  Provision for Loan Losses                      7,551          7,082           6,144            2,951          5,035
Other Income                                     2,347          1,728           1,186              514            814
Special SAIF Assessment                              0              0             830                0              0
Other Expense                                    6,155          5,582           5,077            2,316          3,716
----------------------------------------------------------------------------------------------------------------------
Income before Taxes                              3,743          3,228           1,423            1,150          2,134
Provision for Income Taxes                       1,084          1,022             469              414            833
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                       2,659          2,206             954              735          1,301
----------------------------------------------------------------------------------------------------------------------

Per Common Share Data:
Net Income Diluted                              $ 1.55         $ 1.33          $ 0.59           $ 0.46         $ 0.85
Dividends Paid per Share                       $ 0.365         $ 0.28          $ 0.24           $ 0.12         $ 0.20
Book Value per Share                           $ 12.87        $ 11.47         $ 10.32          $ 10.05         $ 9.82
Weighted Average Diluted Shares
  Outstanding                                1,713,815      1,657,706       1,621,958        1,608,231      1,530,255
Actual Shares Outstanding                    1,603,220      1,591,679       1,564,248        1,385,092      1,369,149
Cumulative Convertible Preferred Stock
  Actual Shares Outstanding                     13,621         15,634          15,634           16,634         16,634

                                                                                        at or for the
                                                                                          Six Months   at or for the
                                                        at or for the                       Ended        Year Ended
                                                   Year Ended December 31,               December 31,     June 30,
                                        ----------------------------------------------  ------------------------------
Growth & Financial Ratios                    1998           1997            1996             1995           1995
----------------------------------------------------------------------------------------------------------------------
% Change in Equity                          12.84%         13.06%           3.97%           3.97%          8.23%
% Change in Assets                          14.23%         18.76%          15.78%           4.83%         26.66%
% Change in Loans                            2.08%         19.09%           3.87%          13.22%         37.52%
Equity/Assets Ratio                          8.08%          8.18%           8.60%           9.57%          9.65%
Return on Average Assets                     1.09%          1.05%           0.52%           0.91%          0.90%
Operating Expense to
  Average Assets                             2.53%          2.66%           3.25%           2.88%          2.56%
Return on Average Equity                    13.52%         12.70%           5.91%           9.50%          8.95%
Net Interest Margin                          3.66%          3.92%           3.93%           3.98%          3.60%
Efficiency Ratio                            56.61%         57.61%          73.61%          64.05%         62.88%

Other Data:
Number of Full Service Branches                11             10              10               9              9
Number of ATMs                                 10              9               8               7              7



                      MANAGEMENT'S DISCUSSION AND ANALYSIS


        OVERVIEW. Net income for the year ended December 31, 1998, was a record $2.7 million ($1.55 diluted earnings per share), an increase of 21% over earnings of $2.2 million ($1.33 diluted earnings per share) for the year ended December 31, 1997. Total assets increased 14% to $258.8 million at December 31, 1998, from $226.6 million at December 31, 1997. Total loans outstanding and loans held for sale increased to $132.2 million from $130.4 million at December 31, 1997. Investment securities rose from $85.2 million at December 31, 1997, to $112.6 million at December 31, 1998, an increase of 32%. Deposits increased 15%, rising to $231.9 million at December 31, 1998, from $202.2 million at December 31, 1997. Since December 31, 1997, the number of deposit accounts has increased from 22,319 to 23,382, or 5%.
        BALANCE SHEET. Total assets were $258.8 million at December 31, 1998, an increase of $32.2 million, or 14.2%, from $226.6 million at December 31, 1997. This growth was due to an increase in investment securities of $27.4 million, or 32.2%, to $112.6 million at December 31, 1998 from $85.2 million at December 31, 1997, and an increase in loans receivable of $2.7 million, or 2.1%, to $131.6 million at December 31, 1998 from $129 million at December 31, 1997. Total liabilities increased $29.9 million, or 14.4%, to $237.9 million at December 31, 1998 from $208.1 million at December 31, 1997.
        LOANS. Loans receivable, net of deferred fees and allowance for losses, were $131.6 million at December 31, 1998, an increase of $2.7 million, or 2.1%, from $129 million at December 31, 1997. During the year ended December 31, 1998, the Bancorp continued to emphasize loan originations connected with various lending programs of the U.S. Small Business Administration (SBA). In addition, the Bancorp sold for the first time the guaranteed portion of some of its SBA loans. These sales totaled $8.2 million. Also during 1998, new mortgage loan originations did not fully offset sales and prepayments of residential mortgage loans. As a result, the growth in the loan portfolio occurred in non-mortgage business loans, which increased by $3.5 million, and in loans secured by nonresidential property, which increased by $7.7 million, or 13.5% over 1997. Residential mortgage loans decreased from $30.4 million at December 31, 1997 to $26.0 million at December 31, 1998, a decrease of $4.4 million. The weighted average interest rate on total loans receivable decreased to 9.01% at December 31, 1998 from 9.37% at December 31, 1997.
        INVESTMENT SECURITIES. The portfolio of investment securities at December 31, 1998 consisted of $38.2 million in securities classified as held-to-maturity and $74.4 million classified as available-for-sale. The portfolio of securities held-to-maturity consisted of FNMA, GNMA and FHLMC mortgage-backed securities, collateralized mortgage obligations, and obligations of counties and municipalities. The investment securities classified as available-for-sale consisted of FNMA, GNMA, and FHLMC mortgage-backed securities, collateralized mortgage obligations, commercial mortgage-backed securities, obligations of counties and municipalities, corporate debt securities, and obligations of government-sponsored agencies. The Bancorp reclassified $18.2 million of investment securities from held-to-maturity to available-for-sale on October 1, 1998, in connection with the adoption of SFAS 133.
        LIABILITIES. The increase in assets was funded primarily by an increase in customer deposits. Deposits at December 31, 1998 were $231.9 million, an increase of $29.7 million, or 14.7%, over deposits of $202.2 million at December 31, 1997. The weighted average interest rate for all accounts decreased to 4.18% at December 31, 1998 from 4.79% at December 31, 1997. The increase in deposits reflects the April 1998 opening of a new branch in Sterling, as well as growth in the Bank's customer base at all branches.

        Advances from the Federal Home Loan Bank of Atlanta ("FHLB") totaled $3.5 million at December 31, 1998, a decrease of $.5 million from $4.0 million at December 31, 1997.

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

        The subsequent table presents information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by old volume). The dollar amount changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) have been allocated between rate and volume variances based on the percentage relationship of such variances to each other.

Average Balances, Yields and Rates
(in thousands)

                                    Year ended                 Year ended                   Year ended
                                    December 31                December 31                  December 31
                                       1998                       1997                         1996
                                   -----------------------------------------------------------------------------------
                                     Average        Average      Average       Average        Average        Average
                                     balance      yield/rate     balance      yield/rate      balance       yield/rate
                                   -----------------------------------------------------------------------------------
Interest-earning assets
    Loans receivable                 $ 128,602       9.61%     $ 118,809        9.74%      $ 106,254           9.70
    Investments                        105,072       6.06         83,900        6.48          67,910           6.35
----------------------------------------------------------------------------------------------------------------------
     Total interest-earning assets     233,674       8.02        202,709        8.39         174,164           8.39
----------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities
    Deposits                           214,370       4.63        184,296        4.73         158,151           4.70
    Borrowings                           4,907       5.50          5,979        5.59           6,077           5.63
----------------------------------------------------------------------------------------------------------------------
     Total interest-bearing
          liabilities                  219,277       4.65        190,275        4.76         164,228           4.73
----------------------------------------------------------------------------------------------------------------------
Average dollar difference
between interest-earning assets
and interest-bearing liabilities        14,397                    12,434                       9,936
----------------------------------------------------------------------------------------------------------------------
Interest rate spread                                 3.37                       3.63                           3.66
----------------------------------------------------------------------------------------------------------------------
Interest margin                                      3.66                       3.92                           3.93
----------------------------------------------------------------------------------------------------------------------


Rate /Volume Analysis
(in thousands)
                                   Year ended December 31, 1998 compared    Year ended December 31, 1997 compared
                                      to year ended December 31, 1997          to year ended December 31, 1996
                                   ------------------------------------------------------------------------------
                                        Volume       Rate          Total      Volume            Rate       Total
                                  ------------------------------------------------------------------------------

Interest income
    Loans Receivable                     $ 954     $ (156)         $ 798     $ 1,218            $ 42     $ 1,260
    Investments                          1,299       (371)           928       1,035              95       1,130
-----------------------------------------------------------------------------------------------------------------
        Total interest income            2,253       (527)         1,726       2,253             137       2,390
-----------------------------------------------------------------------------------------------------------------
Interest expense
    Deposits                             1,411       (186)         1,225       1,229              47       1,276
    Borrowings                             (59)        (5)           (64)         (6)             (2)         (8)
-----------------------------------------------------------------------------------------------------------------
        Total interest expense           1,352       (191)         1,161       1,223              45       1,268
-----------------------------------------------------------------------------------------------------------------
Net interest income                        901       (336)           565       1,030              92       1,122
-----------------------------------------------------------------------------------------------------------------

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1998 WITH THE YEAR ENDED DECEMBER 31, 1997
        Southern Financial's net income for the year ended December 31, 1998 was $2.7 million, an increase of 20.5% over net income of $2.2 million for the year ended December 31, 1997. The increase in net income was primarily due to an increase in net interest income of 7.1% and an increase of 35.8% in other income. Diluted earnings per share for the year ended December 31, 1998 was $1.55 as compared to $1.33 for the year ended December 31, 1997. The weighted average number of diluted shares of common stock outstanding were 1,713,815 for the year ended December 31, 1998 and 1,657,706 for the year ended December 31, 1997.
        NET INTEREST INCOME. Net interest income before provision for loan losses was $8.5 million for the year ended December 31, 1998, an increase of 7.1% over $8.0 million for the year ended December 31, 1997. This increase was due to the growth in the average level of earning assets from $202.7 million to $233.7 million. The interest rate spread decreased from 3.63% to 3.37% during the year ended December 31, 1998, and the interest margin went from 3.92% to 3.66% during the same period.
        TOTAL INTEREST INCOME. Total interest income was $18.7 million for the year ended December 31, 1998, an increase of 10.2% over $17.0 million for the year ended December 31, 1997. This increase resulted from growth in interest-earning assets. Average loans receivable increased by $9.8 million and average investment securities increased by $21.2 million over 1997.
        The yield on total interest-earning assets was 8.02% for the year ended December 31, 1998, which decreased from 8.39% for 1997. For the year ended December 31, 1998, the yield on average loans receivable was 9.61%, down from 9.74% for the year ended December 31, 1997, while the yield on average investment securities decreased from 6.48% during 1997 to 6.06% for the year ended December 31, 1998.
        TOTAL INTEREST EXPENSE. Total interest expense for the year ended December 31, 1998 was $10.2 million, an increase of 12.8% over $9.0 million for the year ended December 31, 1997. This increase was due primarily to growth in the average balance of deposits, which were $214.4 million for the year ended December 31, 1998 compared to $184.3 million for the prior year. The average effective rate paid on interest-bearing liabilities was 4.65% for the year ended December 31, 1998, a decrease of 11 basis points from 4.76% for the year ended December 31, 1997.
         PROVISION FOR LOAN LOSSES. The provision for loan losses amounted to $975 thousand for the year ended December 31, 1998, an increase over the provision of $880 thousand for the year ended December 31, 1997. The provision for loan losses is a current charge to earnings to increase the allowance for loan losses. The Bancorp has established the allowance for loan losses to absorb the inherent risk in lending after considering an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending and past loan experience. During the year ended December 31, 1998, the Bank's volume of nonresidential mortgages and commercial loans increased. These loans tend to carry a higher risk classification. The increase in the provision for loan losses reflects the growth in the portfolio as well as the change in the type of loans. The Bank's opinion is that the allowance for loan losses at December 31, 1998 remains adequate. Although the Bank believes that the allowance is adequate, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank's results of operations. The allowance for loan losses at December 31, 1998 was $2.1 million, or 1.52% of total loans receivable compared to $2.0 million, or 1.55% at December 31, 1997.
        OTHER INCOME. Other income totaled $2.3 million for the year ended December 31, 1998, an increase of 35.8%, from $1.7 million for the year ended December 31, 1997. The increase was attributable to gain on sale of loans, which increased by $605 thousand to $796 thousand for the year ended December 31, 1998 from $192 thousand for the prior year. This increase was primarily the result of selling the guaranteed portion of SBA loans.
        OTHER EXPENSES. Other expenses for the year ended December 31, 1998 were $6.2 million, an increase of 10.3% from $5.6 million for the year ended December 31, 1997.
        Employee compensation and benefits increased 15.4% to $2.9 million for the year ended December 31, 1998 from $2.5 million for the prior year. The increase reflects the cost of staffing the new branch opened in April 1998 and normal wage increases for existing personnel.
        Expenses for premises and equipment decreased $57 thousand during the year ended December 31, 1998 compared to the prior year. This reduction of expenses is primarily the result of moving the Fairfax branch to a location owned by the Bancorp and eliminating the rent expense.
        Advertising expense decreased 13.4% to $185 thousand for the year ended December 31, 1998 from $214 thousand for the prior year as a result of a changed marketing strategy.
        Other expenses increased 28.8% to $1.1 million for the year ended December 31, 1998 from $887 thousand for the prior year, reflecting higher miscellaneous expenses.

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

ASSET/LIABILITY MANAGEMENT

        Southern Financial, like most other banks, is engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments. Consequently, Southern Financial's earnings depend to a significant extent on its net interest income, which is the difference between (i) the interest income on loans and investments and (ii) the interest expense on deposits and borrowing. Southern Financial, to the extent that its interest-bearing liabilities do not reprice or mature at the same time as its interest-bearing assets, is subject to interest rate risk and corresponding fluctuations in its net interest income. Asset/liability management policies have been employed in an effort to manage Southern Financial's interest-earning assets and interest-bearing liabilities, thereby controlling the volatility of net interest income, without having to incur unacceptable levels of credit risk.
        With respect to the Bank's residential mortgage loan portfolio, it is Southern Financial's policy to keep in portfolio those mortgage loans which have an adjustable interest rate and to sell most fixed rate mortgage loans originated into the secondary market. In addition, the Bank's commercial loans generally have rates that are tied to the prime rate, the one-year CMT rate, or the three-year CMT rate. Both of these policies help control Southern Financial's exposure to rising interest rates.
        In late 1998, the Asset/Liability Management Committee elected to purchase and hold for sale fixed rate investment securities since the yield spread between fixed rate and adjustable rate securities substantially favored the former and the risk of substantial rises in interest rates was acceptably low. At year end, the Bank held approximately $11.6 million in 15-year fixed rate residential mortgage-backed securities, $18.2 million in fixed rate commercial mortgage-backed securities, $4.2 million in fixed rate municipal and corporate bonds, $1.5 million in fixed rate collaterized mortgage obligations, and $3.9 million in FHLMC preferred stock.
        As a result of the restructuring, the Bancorp's interest sensitivity increased. The Bancorp's interest rate sensitivity is primarily monitored by management through the use of a model which generates estimates of the change in the Bancorp's market value of portfolio equity ("MVPE") over a range of interest rate scenarios. Such analysis was prepared by a third party for Southern Financial. MVPE is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates, and deposit decay rates. The following table sets forth an analysis of the Bancorp's interest rate risk as measured by the estimated change in MVPE resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus 400 basis points, measured in 100 basis point increments) as of December 31, 1998.

          Sensitivity of Market Value of Portfolio Equity
                     (amounts in thousands)


  Change in       Market Value of Portfolio Equity        Market Value of
Interest Rate       Amount   $ Change  % Change     Portfolio Equity as a % of
 In Basis Points             From Base   From         Total       Portfolio
(Rate Shock)                             Base          Assets       Equity
                                                                  Book Value
-------------------------------------------------------------------------
Up 400        $18,296   ($7,308)  -28.54%              7.07%      87.44%
Up 300         20,448    (5,156)  -20.14%              7.90%      97.73%
Up 200         22,601    (3,003)  -11.73%              8.73%     108.01%
Up 100         24,102    (1,502)   -5.86%              9.31%     115.19%
Base           25,604         -     0.00%              9.89%     122.37%
Down 100       27,372     1,768     6.91%             10.58%     130.82%
Down 200       29,141     3,537    13.82%             11.26%     139.27%
Down 300       32,464     6,860    26.80%             12.54%     155.15%
Down 400       35,788    10,184    39.78%             13.83%     171.04%




        Southern Financial's interest rate sensitivity is also monitored by management through the use of a model that generates estimates of the change in the adjusted net interest income over a range of interest rate scenarios. Such analysis was also prepared by a third party for the Bancorp. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In this regard, the model assumes that the composition of the Bancorp's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.

                       Sensitivity of Net Interest Income
                             (amounts in thousands)





 Change in          Adjusted Net
Interest Rates    Interest Income                       Net Interest Margin
In Basis Points           % Change                                % Change
 (Rate Shock)    Amount   From Base                      Percent  From Base
---------------------------------------------------------------------------

Up 400         $7,105   -10.79%                         2.75%    -0.33%
Up 300          7,501    -5.83%                         2.90%    -0.18%
Up 200          7,896    -0.87%                         3.05%    -0.03%
Up 100          7,930    -0.43%                         3.06%    -0.01%
Base            7,965     0.00%                         3.08%     0.00%
Down 100        8,112     1.85%                         3.13%     0.06%
Down 200        8,260     3.70%                         3.19%     0.11%
Down 300        8,653     8.64%                         3.34%     0.27%
Down 400        9,046    13.58%                         3.50%     0.42%




        Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in MVPE and in Sensitivity of Net Interest Income require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the MVPE table and Sensitivity of Net Interest Income table provide an indication of the Bancorp's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bancorp's worth and net interest income.
        In January 1999, the Bank entered into four interest rate swaps with maturities from five to ten years in an aggregate notional amount of $20 million designed to offset part of the interest rate risk resulting from the increase in fixed-rate investment securities.

LIQUIDITY AND CAPITAL RESOURCES

        Southern Financial's principal sources of funds are deposits, loan repayments, proceeds from the sale of loans, repayments from mortgage-backed securities, repayments from federal agency bonds, FHLB advances, other borrowings and retained income.
        At December 31, 1998, Southern Financial had $6.5 million of undisbursed loan funds and $11.8 million of approved loan commitments. The amount of certificate of deposit accounts maturing in calendar year 1999 is $136.5 million. In addition, the $3.5 million of FHLB advances are scheduled to mature in calendar year 1999. It is anticipated that funding requirements for these commitments can be met from the normal sources of funds previously described.
        Southern Financial is subject to regulations of the Federal Reserve Board that impose certain minimum regulatory capital requirements. Under current Federal Reserve Board regulations, these requirements are (a) leverage capital of 4.0% of adjusted average total assets; (b) tier I capital of 4% of risk-weighted assets; (c) tier I and II capital of 8% of risk-weighted assets. At December 31, 1998, the Bank's capital ratios were 8% leverage capital; 13.4% tier I capital; and 14.8% tier I and II capital.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Bancorp, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in the Bancorp's market area, inflation, fluctuations in interest rates, changes in government regulations and competition, which will, among other things, impact demand for loans and banking services; the ability of the Bancorp to implement its business strategy; and changes in, or the failure to comply with, government regulations.
        Forward-looking statements are intended to apply only at the time they are made. Moreover, whether or not stated in connection with a forward-looking statement, the Bancorp undertakes no obligation to correct or update a forward-looking statement should the Bancorp later become aware that it is not likely to be achieved. If the Bancorp were to update or correct a forward-looking statement, investors and others should not conclude that the Bancorp will make additional updates or corrections thereafter.

                          Independent Auditors' Report


To the Board of Directors and Stockholders of Southern Financial Bancorp, Inc.:


        We have audited the accompanying consolidated balance sheets of Southern Financial Bancorp, Inc. (Bancorp) as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated financial statements of the Bancorp as of December 31, 1996, were audited by other auditors whose report thereon dated February 4, 1997, expressed an unqualified opinion on those statements.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Bancorp, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



Washington, D.C.,
February 2, 1999

Consolidated Balance Sheets
December 31, 1998 and 1997


Assets                                                    December 31, 1998   December 31, 1997
--------------------------------------------------------------------------------------------------------
Cash and due from banks                                        $ 5,374,945        $ 4,559,266
Overnight earning deposits                                         928,435            545,470
Investment securities, available-for-sale                       74,438,682          4,692,758
Investment securities, held-to-maturity (estimated market value
  of $37,794,344 and $80,795,929, respectively)                 38,151,121         80,468,952
Loans held for sale                                                602,500          1,414,445
Loans receivable, net                                          131,645,482        128,958,190
Federal Home Loan Bank stock, at cost                            1,082,500            930,500
Premises and equipment, net                                      2,370,711          2,398,541
Other assets                                                     4,248,673          2,629,813
--------------------------------------------------------------------------------------------------------
Total assets                                                 $ 258,843,049      $ 226,597,935
--------------------------------------------------------------------------------------------------------



Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------
Liabilities:
Deposits                                                     $ 231,925,592      $ 202,200,249
Advances from Federal Home Loan Bank                             3,500,000          4,000,000
Other liabilities                                                2,494,717          1,855,085
--------------------------------------------------------------------------------------------------------
Total liabilities                                              237,920,309        208,055,334
--------------------------------------------------------------------------------------------------------

Commitments
Stockholders' equity:
6% cumulative convertible preferred stock, $.01 par value,
  500,000 shares authorized, 13,621 and 15,634 shares issued
  and outstanding, respectively                                        136                156
Common stock, $.01 par value, 5,000,000 shares authorized,
  1,633,094 and 1,603,220 shares issued and outstanding,
  respectively                                                      16,331             16,216
Capital in excess of par value                                  15,648,527         15,556,882
Retained earnings                                                5,469,135          3,406,501
Accumulated other comprehensive income                             259,698             33,933
Treasury stock, at cost                                           (471,087)          (471,087)
--------------------------------------------------------------------------------------------------------
Total stockholders' equity                                      20,922,740         18,542,601
--------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                   $ 258,843,049      $ 226,597,935
--------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
For the Years Ended December 31, 1998, 1997, and 1996



                                                Year Ended      Year Ended      Year Ended
                                               December 31,    December 31,     December 31,
                                                   1998            1997            1996
--------------------------------------------------------------------------------------------
Interest income:
Loans                                           $12,365,456     $ 11,567,846    $10,308,273
Investment securities                             6,365,474        5,436,986      4,306,296
--------------------------------------------------------------------------------------------
Total interest income                            18,730,930       17,004,832     14,614,569
--------------------------------------------------------------------------------------------
Interest expense:
Deposits                                          9,934,551        8,709,000      7,433,334
Borrowings                                          270,099          334,346        342,078
--------------------------------------------------------------------------------------------
Total interest expense                           10,204,650        9,043,346      7,775,412
--------------------------------------------------------------------------------------------
Net interest income                               8,526,280        7,961,486      6,839,157
Provision for loan losses                           975,000          880,000        695,000
--------------------------------------------------------------------------------------------
Net interest income after provision for loan losse7,551,280        7,081,486      6,144,157
--------------------------------------------------------------------------------------------
Other income:
Fee income                                        1,432,924        1,447,545        950,376
Gain on sale of loans                               796,283          191,773        209,962
Gain  on sale of investment securities               67,817                -              -
Other                                                50,372           89,161         25,924
--------------------------------------------------------------------------------------------
Total other income                                2,347,396        1,728,479      1,186,262
--------------------------------------------------------------------------------------------
Other expense:
Employee compensation and benefits                2,920,727        2,531,851      2,147,974
Premises and equipment                            1,783,461        1,840,169      1,591,235
Deposit insurance assessments                       124,193          109,010      1,085,536
Advertising                                         185,042          213,763        142,633
Other                                             1,142,192          887,102        939,729
--------------------------------------------------------------------------------------------
Total other expense                               6,155,615        5,581,895      5,907,107
--------------------------------------------------------------------------------------------
Income before income taxes                        3,743,061        3,228,070      1,423,312
Provision for income taxes                        1,084,300        1,021,800        469,600
--------------------------------------------------------------------------------------------
Net income                                      $ 2,658,761      $ 2,206,270      $ 953,712
--------------------------------------------------------------------------------------------
Earnings per common share:
Basic*                                               $ 1.66           $ 1.39         $ 0.61
Diluted*                                               1.55             1.33           0.59
Weighted average shares outstanding:
Basic*                                            1,597,815        1,577,243      1,544,338
Diluted*                                          1,713,815        1,657,706      1,621,958
--------------------------------------------------------------------------------------------

*1996 amounts have been restated to conform with SFAS 128 , "Earnings per Share."




The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 1998, 1997, and 1996


                                               Year Ended        Year Ended        Year Ended
                                              December 31,      December 31,      December 31,
                                                  1998              1997              1996
----------------------------------------------------------------------------------------------------------
Net income                                      $ 2,658,761       $ 2,206,270         $ 953,712
Other comprehensive income, net of tax:
Unrealized gain on transfer of held-to-
  maturity securities                               151,544                 -                 -
Unrealized gain (loss) arising during period        118,980           109,939           (90,691)
Less:  Reclassification adjustment for gains
  included in net income                            (44,759)                -                 -
                                                    -------           -------           --------
Other comprehensive income                          225,765           109,939           (90,691)

Comprehensive income                            $ 2,884,526       $ 2,316,209         $ 863,021









The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 1998, 1997 and 1996



                                              Convertible                 Capital in
                                              Preferred      Common       Excess of        Retained       Treasury
                                                Stock        Stock        Par Value        Earnings        Stock
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                         $ 166     $ 13,912     $ 12,796,014    $ 3,050,284      $ (99,990)
 Dividends on preferred and common stock               -            -                -       (360,971)             -
 Conversion of preferred shares to common stock      (10)          16               (6)             -              -
 Options exercised                                     -          594          494,778              -              -
 Stock dividend of 10%                                 -        1,419        1,985,587     (1,987,006)             -
 Treasury stock                                        -            -                -           (444)      (371,097)
 Change in other comprehensive income                  -            -                -              -              -
 Net income                                            -            -                -        953,712              -
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                           156       15,941       15,276,373      1,655,575       (471,087)
 Dividends on preferred and common stock               -            -                -       (455,344)             -
 Options exercised                                     -          275          280,509              -              -
 Change in other comprehensive income                  -            -                -              -              -
 Net income                                            -            -                -      2,206,270              -
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                           156       16,216       15,556,882      3,406,501       (471,087)
 Dividends on preferred and common stock               -            -                -       (596,127)             -
 Conversion of preferred stock to common stock       (20)          32              (12)             -              -
 Options exercised                                     -           83           91,657              -              -
 Change in other comprehensive income                  -            -                -              -              -
 Net income                                            -                             -      2,658,761              -
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                         $ 136     $ 16,331     $ 15,648,527    $ 5,469,135     $ (471,087)
------------------------------------------------------------------------------------------------------------------------



Accumulated
   Other           Total
Comprehensive   Stockholders'
  Income           Equity
------------------------------

    $ 14,685     $ 15,775,071
           -         (360,971)
           -                -
           -          495,372
           -                -
           -         (371,541)
     (90,691)         (90,691)
           -          953,712
------------------------------
     (76,006)      16,400,952
           -         (455,344)
           -          280,784
     109,939          109,939
           -        2,206,270
-----------------------------
      33,933       18,542,601
           -         (596,127)
           -                -
           -           91,740
     225,765          225,765
           -        2,658,761
------------------------------
   $ 259,698     $ 20,922,740
------------------------------



 The accompanying notes are an integral part of these financial statements

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1998, 1997, and 1996




                                                    Year Ended      Year Ended       Year Ended
                                                   December 31,    December 31,     December 31,
                                                       1998            1997             1996
--------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                          $ 2,658,761      $ 2,206,270        $ 953,712
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization                           930,671          566,989          251,249
Provision for loan losses                               975,000          880,000          695,000
Provision for deferred income taxes                     222,323         (209,383)         (13,849)
Gain on sale of loans                                  (796,283)        (191,773)        (209,962)
Loss on real estate owned                                     -                -           17,000
Gain on sale of investment securities, net              (67,817)               -                -
Amortization of deferred loan fees                     (623,098)        (607,286)        (431,247)
Net funding of loans held for sale                    1,608,228         (778,172)         (64,538)
Decrease (increase) in other assets                  (1,793,183)         492,759         (255,565)
Increase in other liabilities                           685,565          491,891          430,522
--------------------------------------------------------------------------------------------------
      Net cash provided by operating activities       3,800,167        2,851,295        1,372,322
--------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Increase in loans receivable                         (3,049,902)     (21,421,747)      (4,299,175)
Purchases of investment securities,
     available-for-sale                             (79,587,904)               -                -
Purchases of investment securities, held-to-maturity (1,959,970)     (35,017,808)     (32,427,276)
Paydowns of investment securities                    36,800,004       20,020,684       11,844,529
Sale of investment securities, available-for-sale    16,965,806                -                -
Decrease (increase) in overnight earning deposits, net (382,965)       1,850,104         (599,672)
Increase in premises and equipment, net                (338,513)        (911,095)        (592,142)
(Increase) decrease in Federal Home Loan Bank stock    (152,000)         (62,900)          82,400
--------------------------------------------------------------------------------------------------
      Net cash used in investing activities         (31,705,444)     (35,542,762)     (25,991,336)
--------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Net increase in deposits                             29,725,343       37,921,144       20,465,419
Increase (decrease) in advances from Federal Home
   Loan Bank                                           (500,000)      (4,500,000)       4,500,000
Net proceeds from stock options exercised                91,740          280,784          495,372
Repurchase of common stock                                    -                -         (371,541)
Dividends on preferred and common stock                (596,127)        (455,344)        (360,971)
--------------------------------------------------------------------------------------------------
      Net cash provided by financing activities      28,720,956       33,246,584       24,728,279
--------------------------------------------------------------------------------------------------
Net increase in cash and due from banks                 815,679          555,117          109,265
Cash and due from banks, beginning of period          4,559,266        4,004,149        3,894,884
--------------------------------------------------------------------------------------------------
Cash and due from banks, end of period              $ 5,374,945      $ 4,559,266      $ 4,004,149
--------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these financial statements.

                        SOUTHERN FINANCIAL BANCORP, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997




1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:
        Southern Financial Bancorp, Inc. (the "Bancorp") was incorporated in the state of Virginia on December 1, 1995. On December 1, 1995, Bancorp acquired all of the outstanding shares of the Southern Financial Bank (the "Bank"). The Bank, formerly Southern Financial Federal Savings Bank, converted from a savings bank to a state chartered commercial bank effective December 1, 1995.
        The principal activities of the Bank are to attract deposits, originate loans and conduct mortgage banking as permitted for state chartered banks by applicable regulations. The Bank conducts full-service banking operations in Fairfax, Herndon, Leesburg, Middleburg, Warrenton, Winchester and Woodbridge, Virginia, which are managed as a single business segment.
        The accounting and reporting policies of Bancorp are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are discussed below. Certain reclassifications were made to the prior year financial statements to conform to the current year presentation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION
        The accompanying consolidated financial statements include the accounts of the Bancorp and the Bank as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996. All significant intercompany accounts and transactions have been eliminated.

CASH AND DUE FROM BANKS AND OVERNIGHT EARNING DEPOSITS
        Amounts represent actual cash balances held by or due to the Bancorp. For purposes of the consolidated statements of cash flows, the Bancorp defines cash and due from banks as cash and cash equivalents.

INVESTMENT SECURITIES

        The Bancorp accounts for its investment securities in three categories: held-to-maturity, available-for-sale, and trading. Investments in debt securities are classified as held-to-maturity when the Bancorp has the positive intent and ability to hold those securities to maturity. Held-to-maturity securities are measured at amortized cost. The amortization of premiums and accretion of discounts are computed using a method that approximates the level yield method. Investment securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of other comprehensive income in stockholders' equity on an after-tax basis. Trading securities are reported at fair value with unrealized gains and losses included in earnings. The specific identification method is used to determine gains or losses on sales of investment securities.


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

REAL ESTATE OWNED
        Bancorp records and carries real estate acquired through foreclosure at the lower of the recorded investment in the loan or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, provided that the resulting carrying value does not exceed fair value. Costs relating to holding the assets are expensed as incurred.

INCOME TAXES
        Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

EARNINGS PER SHARE
        In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully-diluted earnings per share with basic and diluted earnings per share. Basic earnings per common share is computed by dividing net income, less dividends on preferred stock, by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per common share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods. Common stock equivalents include the number of shares issuable on exercise of outstanding options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the period plus the number of shares issuable on conversion of the convertible preferred shares to common shares.

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

NEW ACCOUNTING STANDARDS

        Effective October 1, 1998, the Bancorp adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Adoption of SFAS 133 had no cumulative effect on earnings. Concurrent with this adoption the Bancorp reclassified certain investment securities, consisting of mortgage-backed securities with original maturities of 15 and 30 years, from the Held to Maturity category to the Available for Sale category. These investments had a book value of $18.2 million and a market value of $18.4 as of October 1, 1998, which increased Stockholders' Equity by $151.5 thousand.

        Effective January 1, 1998, the Bancorp adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (SFAS 130). This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.



2.      INVESTMENT SECURITIES:

The portfolio consists of the following securities:

                                                                          December 31, 1998
                                                                         Gross          Gross
                                                      Amortized        Unrealized     Unrealized      Estimated Fair
                                                         Cost            Gains          Losses           Value
------------------------------------------------------------------------------------------------------------------------

Available-for-sale:
FHLMC preferred stock                             $   3,807,585       $   80,939      $     -       $    3,888,524
FHLMC MBS                                            11,996,172           46,261        36,766          12,005,667
GNMA MBS                                              3,825,601             -         $ 54,153           3,771,448
FNMA MBS                                             29,671,448          178,016        35,814          29,813,650
Collateralized mortgage obligations                   1,526,527            2,568           -             1,529,095
Commercial MBS                                       18,043,819          222,332        19,901          18,246,250
Obligations of counties and municipalities            3,234,489           11,602        25,593           3,220,498
Corporate obligations                                   989,319            2,981           _               992,300
U.S. Governmental ageny obligations                     949,066           22,184           _               971,240
 -------------------------------------------------------------------------------------------------------------------
                                                    $74,044,026         $556,883       172,227          74,438,682
--------------------------------------------------------------------------------------------------------------------

                                                                            December 31, 1997
                                                                         Gross          Gross
                                                      Amortized        Unrealized     Unrealized      Estimated Fair
                                                         Cost            Gains          Losses           Value
-------------------------------------------------------------------------------------------------------------------------
Available-for-sale:                                   $ 3,865,985      $  480,630     $   39,054      $  3,907,561
FHLMC preferred stock                                     782,186           3,011           -              785,197
-------------------------------------------------------------------------------------------------------------------------
FHLMC MBS                                             $ 4,648,171      $   83,641     $   39,054      $  4,692,758
-------------------------------------------------------------------------------------------------------------------------

                                                                          December 31, 1998
                                                                         Gross          Gross
                                                      Amortized        Unrealized     Unrealized      Estimated Fair
                                                         Cost            Gains          Losses           Value
----------------------------------------------------------------------------------------------------------------------
Held-to-maturity:
FHLMC MBS                                             $ 4,091,316       $    6,484    $   27,668       4,070,132
GNMA MBS                                               24,305,052            1,150       301,533          24,004
FNMA MBS                                                6,779,894          577,253        53,996       6,731,670
Collateralized mortgage obligations                     1,015,264                -         1,699       1,013,565
Obligations of counties and municipalities              1,959,595           17,813         3,100       1,974,308
-----------------------------------------------------------------------------------------------------------------------
                                                     $ 38,151,121       $   31,219    $  387,996    $ 37,794,344
-----------------------------------------------------------------------------------------------------------------------

                                                                            December 31, 1997
                                                                         Gross          Gross
                                                      Amortized        Unrealized     Unrealized      Estimated Fair
                                                         Cost            Gains          Losses           Value
---------------------------------------------------------------------------------------------------------------------
Held-to-maturity:
FHLMC MBS                                             6,077,859          69,247         37,836         6,109,270
GNMA MBS                                            $42,471,075         226,020        $39,186       $42,657,909
FNMA MBS                                             27,075,234         191,349         80,392        27,186,191
Collateralized mortgage obligations                   4,202,852          32,176         32,469         4,202,559
Obligations of counties and municipalities              641,932            -             1,932           640,000
---------------------------------------------------------------------------------------------------------------------
                                                    $80,468,952        $518,792       $191,815       $80,795,929
---------------------------------------------------------------------------------------------------------------------



        Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Held-to-maturity securities totaling $36,191,526 have adjustable rates of interest while the remaining held-to-maturity securities totaling $1,959,595 have fixed interest rates.

        Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity, net of the tax effect. Available-for-sale securities totaling $34,760,501 have fixed interest rates, and the remaining available-for-sale securities totaling $39,678,181 have adjustable rates of interest.
        Gross gains of $80,958 and gross losses of $13,141 were realized on the sale of investment securities during the year ended December 31, 1998. There were no sales of investment securities during the years ended December 31, 1997 and 1996.

        As of December 31, 1998 and December 31, 1997, securities having a book value of $63,569,352 and $71,324,504, respectively, were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta ("FHLB") and as collateral for escrow deposits in accordance with Federal and state requirements.

        The following table sets forth information regarding maturity and average yields of the investment portfolio:




                                                                                December 31, 1998
                                                           Available-for-sale                     Held-to-maturity
                                                     Fair     Amortized    Weighted        Fair     Amortized   Weighted
                                                    Value       Cost    Average Yield      Value      Cost     Average Yield
----------------------------------------------------------------------------------------------------------------------------
FHLMC preferred stock                       $ 3,888,524     $ 3,807,585      7.62%      $     -      $     -          - %
Mortgage-backed securities:
  Maturing after 10 years                    45,590,765      45,493,221      6.30        34,806,471    35,176,262    5.99
Collateralized mortgage obligations:
  Maturing after 5 years through 10 years     1,529,095       1,526,527      6.40             -            -          -
  Maturing after 10 years                         -                -           -          1,013,565     1,015,264   11.31
Commercial MBS:
  Maturing after 5 years through 10 years     8,012,500       7,926,211      6.87             -             -         -
  Maturing after 10 years                    10,233,750      10,117,608      6.89             -             -         -
Obligations of counties and municipalities:
  Maturing after 5 years through 10 years       195,000         195,000      8.00           348,880      346,359     4.45
  Maturing after 10 years                     3,025,498       3,039,489      4.96         1,625,428    1,613,236     4.73
Corporate obligations:
  Maturing after 5 years through 10 years       992,300         989,319      6.71             -             -        -
U.S. Government agency obligations:
  Maturing after 10 years                       971,250         949,066      6.25             -             -        -
                                                           ------------                             ------------
                                           $ 74,438,682    $ 74,044,026                $ 37,794,344 $ 38,151,121
----------------------------------------------------------------------------------------------------------------------------



        Contractual maturity of mortgage-backed securities is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.


3.  LOANS RECEIVABLE:

        Loans receivable consist of the following:



                                                December 31,        December 31,
                                                    1998                1997
-----------------------------------------------------------------------------------
Mortgage:
    Residential                                  $ 26,046,289         $ 30,421,147
    Nonresidential                                 64,890,406           57,160,286
Construction:
    Residential                                     5,184,844            6,534,271
    Nonresidential                                 11,213,848           13,160,542
Non-Mortgage:
    Business                                       24,773,003           21,252,681
    Consumer                                        2,424,602            3,092,938
-----------------------------------------------------------------------------------
Total loans receivable                            134,532,992          131,621,865
Less:
     Deferred loan fees, net                          836,898              627,143
     Allowance for loan losses                      2,050,612            2,036,532
-----------------------------------------------------------------------------------

Loans receivable, net                           $ 131,645,482        $ 128,958,190
-----------------------------------------------------------------------------------


        The following sets forth information regarding the allowance for loan losses:




                                                           December 31,
                                                     1998             1997
--------------------------------------------------------------------------------
Allowance at beginning of period                   $ 2,036,532      $ 1,500,941
Provision for losses charged to income                 975,000          880,000
Charge-offs, net                                      (960,920)        (344,409)
--------------------------------------------------------------------------------
Allowance at end of period                         $ 2,050,612      $ 2,036,532
--------------------------------------------------------------------------------


       Bancorp's loan portfolio is concentrated in the Northern Virginia area. At December 31, 1998 and 1997, the average yield on loans receivable was 9.01 percent and 9.37 percent, respectively. The amount of loans being serviced for others was $8,102,931 and $137,208 at December 31, 1998 and 1997, respectively. At December 31, 1998, there were 12 loans with balances totaling approximately $236,101 that had payments ninety days or more past due on which interest was still accruing. At December 31, 1997, there was one loan with a balance of approximately $1,000 that had payments ninety days or more past due on which interest was still accruing.

       Impaired loans were as follows:

                                           December 31,
                                  1998                    1997
--------------------------------------------------------------------------------
Carrying value                  $ 1,982,938             $ 1,444,861
Allocation of general reserve       297,441                 204,313


        The average carrying balances and interest income earned on impaired loans were as follows:


                                                  December 31,
                                  1998            1997                1996
--------------------------------------------------------------------------------
Average carrying value          $ 1,332,091     $ 1,373,997         $ 1,322,450
Income anticipated under
    original loan agreements        192,224         165,400             220,461
Income recorded                           -           5,000              44,700


3.       PREMISES AND EQUIPMENT:

Premises and equipment consists of the following:



                                                     December 31,
                                            1998                   1997
-----------------------------------------------------------------------------
Land                                       $ 568,500               $ 568,500
Building and improvements                    980,848                 951,028
Furniture and equipment                    2,031,257               1,748,500
Leasehold improvements                     1,034,361               1,008,393
-----------------------------------------------------------------------------
                                           4,614,966               4,276,421
Less:  Accumulated depreciation
    and amortization                      (2,244,255)             (1,877,880)
-----------------------------------------------------------------------------
Premises and equipment, net              $ 2,370,711             $ 2,398,541
-----------------------------------------------------------------------------



        Depreciation and amortization expense aggregated $366,343, $327,340, and $251,249 for the years ended December 31, 1998, 1997, and 1996, respectively.

5.   DEPOSITS:

        Deposits consist of the following:




                                                               Decembr 31,
                                                 1998                             1997
                                      Weighted                         Weighted
                                      Average                          Average
                                    Interest Rate     Amount         Interest Rate     Amount
---------------------------------------------------------------------------------------------------
Demand accounts                           -%          $ 21,371,737          -%        $ 13,001,697
Interest checking accounts              0.81            19,473,014       1.16           16,570,989
Money market and savings accounts       2.76            27,410,132       3.46           23,443,684
Certificates of deposit                 5.36           163,670,709       5.82          149,183,879
--------------------------------------------------------------------------------------------------
                                       4.18%         $ 231,925,592      4.79%        $ 202,200,249
--------------------------------------------------------------------------------------------------


   As of December 31, 1998, certificates of deposit mature as follows:



                                        1999         $ 138,360,136
                                        2000            14,036,787
                                        2001             6,359,301
                                        2002             4,498,593
                                     Thereafter            415,892
                                                     -------------
                                                     $ 163,670,709
                                                     -------------

        Deposits with balances greater than $100,000 totaled approximately $45,947,283 and $33,541,040 at December 31, 1998 and 1997, respectively, of which $24,060,064 and $17,962,855 represented certificates of deposit at December 31, 1998 and 1997, respectively.

        Interest expense by deposit category follows:


                                                      December 31,
                                        1998            1997             1996
--------------------------------------------------------------------------------
Interest checking accounts            $ 213,990          $ 185,000   $   211,746
Money market and savings accounts       774,965            761,000       710,372
Certificates of deposit               8,945,596          7,763,000     6,511,216
--------------------------------------------------------------------------------
                                     $ 9,934,551       $ 8,709,000   $ 7,433,334
--------------------------------------------------------------------------------




        Total cash paid for interest aggregated approximately $3,044,796, $3,017,413, and $2,628,853 for the years ended December 31, 1998, 1997,and 1996, respectively.


6.  ADVANCES FROM FEDERAL HOME LOAN BANK:

        The Bancorp has a credit availability agreement with FHLB totaling $45,000,000. The agreement does not have a maturity date and advances are made at FHLB's discretion. At December 31, 1998 and 1997, advances from

FHLB totaled $3,500,000 and $4,000,000, respectively. The advances at December 31, 1998 were made at variable interest rates. The weighted average rates of interest were 5.15 percent and 5.95 percent at December 31, 1998 and 1997, respectively. Advances outstanding at December 31, 1998, mature on October 19, 1999, and are secured by investment securities having a book value of $59,316,280.

7.     STOCKHOLDERS' EQUITY:

        Each share of the Bancorp's preferred stock is convertible to 1.6 shares of common stock. The preferred stock has an annual dividend rate of six percent. Dividends are payable quarterly and are cumulative.

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


                                                           December 31,
                                             1998             1997             1996
---------------------------------------------------------------------------------------

Net income:
    As reported                           $ 2,658,761      $ 2,206,270        $ 953,712
    Pro forma                               2,379,101        2,045,266          603,344
----------------------------------------------------------------------------------------
Basic earnings per share:
    As reported                                  1.66             1.39             0.61
    Pro forma                                    1.49             1.30             0.39
Diluted earnings per share:
    As reported                                  1.55             1.33             0.59
    Pro forma                                    1.39             1.23             0.37
---------------------------------------------------------------------------------------
Weighted-average assumptions:
    Expected lives (years)                        10               10               10
    Risk-free interest rate (%)                 4.50%            5.76%            6.06%
    Expected volatility (%)                    25.07%           23.39%           45.00%
    Expected dividends (annual per share)       0.13%            0.13%                -
----------------------------------------------------------------------------------------

        The fair values of the stock options outstanding used to determine the pro forma impact of the options to compensation expense, and thus, net income and earnings per share, were calculated using an option pricing model for each grant made in 1998,1997 and 1996, using the key assumptions detailed above.
        A summary of the status of the Bancorp's stock option plan as of December 31, 1998, 1997 and 1996, respectively, and changes during the years ended December 31, 1998, 1997and 1996 is presented below. Average prices and shares subject to options have been adjusted to reflect stock dividends.




                                            1998                   1997                   1996
                                               Weighted               Weighted               Weighted
                                               Average                Average                Average
                                               Exercise               Exercise               Exercise
                                    Shares      Price      Shares      Price      Shares      Price
------------------------------------------------------------------------------------------------------
Outstanding at beginning of period  174,314     $ 11.97    177,327     $ 11.02    188,792      $ 9.94
Granted                              51,000       22.47     31,500       15.79     66,029       13.43
Exercised                             8,301       11.05     27,431       10.24     65,373        8.18
Expired                               3,000       19.50      7,082       11.74     12,121       13.04
-----------------------------------------------------------------------------------------------------
Outstanding at end of period        214,013       14.40    174,314       11.97    177,327       11.02
------------------------------------------------------------------------------------------------------
Options exercisable at end of
     period                         165,013                142,814                112,127
------------------------------------------------------------------------------------------------------
Weighted average fair value of
    options granted during the period           $ 10.29                 $ 7.74                 $ 5.92
------------------------------------------------------------------------------------------------------



        The following table summarizes information about stock options outstanding at December 31, 1998:



                                           Remaining
                                           Contractual
 Exercise       Options       Options        Life
   Price       Outstanding   Exercisable   (months)
-----------------------------------------------------
     $ 7.49         7,260         7,260       18
       8.83        29,039        29,039       66
       9.30         6,453         6,453        6
       9.61        16,133        16,133       52
      11.98        29,039        29,039       79
      12.73         9,902         9,902       91
      13.64        37,687        37,687       85
      13.75         3,000         3,000       97
      16.00        26,500        26,500       103
      21.25        35,000             -       109
      24.00         1,000             -       117
      25.25         3,000             -       113
      26.00        10,000             -       113
-----------------------------------------------------
                  214,013       165,013
-----------------------------------------------------

        There were 18 option holders at December 31, 1998. Options exercised during 1998 had exercise prices ranging from $8.99 to $16.00. Options exercised during 1997 had exercise prices ranging from $7.49 to $13.64. Options exercised during 1996 had exercise prices ranging from $6.81 to $10.57. The closing price of the Bancorp's stock at December 31, 1998 was $22.89 per share.
        On May 28. 1996, the Bancorp acquired 9,374 shares of its own stock at a market price of $16.00 in a stock swap transaction with the Chief Executive Officer. The shares acquired were accepted as payment to redeem 22,026 options to purchase common stock. The Bancorp accounted for this purchase as treasury stock.
        On July 30, 1996, the Bancorp acquired 14,771 shares of its own stock at a market price of $15.31 in a stock swap transaction with the Controller. The shares acquired were accepted as payment to redeem 22,000 options to purchase common stock. The Bancorp accounted for the purchase as treasury stock.

8.        REGULATORY MATTERS:

        The Bancorp's primary supervisory agent is the Federal Reserve Bank. The Federal Reserve Bank has mandated certain minimum capital standards for the industry. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") outlines various levels of capital adequacy for the industry.
        Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulation that, if undertaken, could have a direct material effect on the Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bancorp must meet specific capital guidelines that involve quantitative measures of the Bancorp's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bancorp's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.
        Quantitative measures established by regulation to ensure capital adequacy require the Bancorp to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).
        As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized the Bancorp as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bancorp must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.
        The Bancorp's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in thousands.)





                                                               For               To Be Well Capitalized
                                                          Captial Adequacy       Under Prompt Corrective
                                 Actual                      Purposes             Action Provisions
---------------------------------------------------------------------------------------------------------
                                 Amount      Ratio       Amount       Ratio       Amount      Ratio
---------------------------------------------------------------------------------------------------------
As of December 31, 1998
      Total Capital             $ 22,594        14.8 %   $ 12,256        8.0 %   $ 15,320        10.0 %
        (to risk-weighted assets)
      Tier I Capital              20,496        13.4        6,128        4.0        9,192         6.0
        (to risk-weighted assets)
      Tier I Capital              20,496         8.0       10,249        4.0       12,811         5.0
        (to average assets)
As of December 31, 1997
      Total Capital               20,161        15.3       10,543        8.0       13,179        10.0
        (to risk-weighted assets)
      Tier I Capital              18,343        13.9        5,271        4.0        7,907         6.0
        (to risk-weighted assets)
      Tier I Capital              18,343         8.1        9,067        4.0       11,333         5.0
        (to average assets)

        During 1996, the Bancorp paid an additional $830,270 one-time SAIF assessment required by legislation to recapitalize the SAIF.

9.      PARENT COMPANY ACTIVITY:


        The Bancorp owns all of the outstanding shares of the Bank. Accordingly, the balance sheets and statements of income for the Bancorp only, are as follows:



                                 Balance Sheets
                                                     December 31,
                                                1998              1997
----------------------------------------------------------------------------
Assets:
    Investment in bank                       $ 20,923,860      $ 18,480,334
    Other assets                                    1,843            65,668
----------------------------------------------------------------------------
Total assets                                 $ 20,925,703      $ 18,546,002
----------------------------------------------------------------------------
Liabilities:
    Other liabilities                             $ 2,963           $ 3,401
----------------------------------------------------------------------------
Stockholders' equity:
    Convertible preferred stock                       136               156
    Common stock                                   16,331            16,216
    Capital in excess of par                   15,648,527        15,556,882
    Retained earnings                           5,469,135         3,406,501
    Accumulated other comprehensive income        259,698            33,933
    Treasury stock                               (471,087)         (471,087)
----------------------------------------------------------------------------
Total stockholders' equity                     20,922,740        18,542,601
----------------------------------------------------------------------------
Total liabilities and stockholders' equity   $ 20,925,703      $ 18,546,002
----------------------------------------------------------------------------






                              Statements of Income

                                             Year Ended        Year Ended
                                            December 31,      December 31,
                                                1998              1997
----------------------------------------------------------------------------

Equity in earnings of Bank                    $ 2,658,761       $ 2,206,270
----------------------------------------------------------------------------


10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

        The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of December 31, 1998. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.
        Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that the Bancorp would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Bancorp's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Bancorp. The estimated fair values of the Bancorp's financial instruments at December 31, 1998 and 1997 are as follows:





          ($ in thousands)                       December 31, 1998                 December 31, 1997
----------------------------------------------------------------------------------------------------------
                                         Carrying Amount     Fair Value    Carrying Amount     Fair Value
----------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and amounts due from banks               $ 5,375       $ 5,375             $ 4,559       $ 4,559
    Available-for-sale securities                  74,439        74,439               4,693         4,693
    Held-to-maturity securities                    38,151        37,794              80,469        80,796
    Loans receivable, net of allowance            131,645       133,637             128,958       132,597
    Loans held for sale                               603           612               1,414         1,441
Financial liabilities:
    Deposits:
      Checking accounts                            40,845        37,398              29,573        26,710
      Money market and savings accounts            27,410        26,897              23,444        22,859
      Certificates of deposit                     163,671       164,559             149,184       149,563





The following methods and assumptions were used to estimate the fair value amounts at December 31, 1998 and 1997:

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

DEPOSITS
        Fair value of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts is estimated using discounted cash flow analyses based on an assumed decay of core balances over time. The indicated fair value does not consider the value of the Bancorp's estimated deposit customer relationships. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities.

OFF-BALANCE SHEET INSTRUMENTS
        The difference between the original fees charged by the Bank for commitments to extend credit and letters of credit and the current fees charged to enter into similar agreements is immaterial.
11.   SAVINGS PLAN:


                In fiscal year 1993, the Bancorp began an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under
Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Bancorp matches one half of each employee's contributions on a discretionary basis based on Bancorp profit, such match not to exceed 3 percent of the employee's earnings. The Bancorp's matching contributions to the Savings Plan were $37,700, $24,000, and $20,000 for the years ended December 31, 1998, 1997, and 1996, respectively.


12. PROVISION FOR INCOME TAXES:

The provision for income taxes consists of the following:

                                                Year Ended
                                                December 31,
                                 1998             1997              1996

------------------------------------------------------------------------------
Current provision:
    Federal                      $ 861,977      $ 1,231,183         $ 483,449
    State                                -                -                 -
------------------------------------------------------------------------------
                                   861,977        1,231,183           483,449
------------------------------------------------------------------------------
Deferred (benefit) provision:
    Federal                        222,323         (209,383)          (13,849)
    State                                -                -                 -
------------------------------------------------------------------------------
                                   222,323         (209,383)          (13,849)
------------------------------------------------------------------------------
                               $ 1,084,300      $ 1,021,800         $ 469,600
------------------------------------------------------------------------------

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

        Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 1998 and 1997:

                                                                 1998             1997
--------------------------------------------------------------------------------------------
Assets:
    Provision for losses on loans and real estate owned          $269,986         $ 602,857
    Deferred loan fees                                           (213,565)         (186,538)
    Depreciation                                                  131,726           111,006
    Other                                                           4,947             4,947
--------------------------------------------------------------------------------------------
    Gross deferred tax assets                                     193,094           532,272
--------------------------------------------------------------------------------------------
Liabilities:
    FHLB dividend                                                  35,771            35,771
    Valuation of loans and securities                            (134,183)          (17,328)
--------------------------------------------------------------------------------------------
    Gross deferred tax liabilities                                (98,412)           18,443
--------------------------------------------------------------------------------------------
    Net deferred tax assets                                      $291,506         $ 513,829
--------------------------------------------------------------------------------------------

        The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:



                                                  Year Ended
                                                  December 31,
                                     1998             1997             1996
--------------------------------------------------------------------------------
Pretax income                         34%              34%              34%
Adjustment for prior year accrual    (3%)              --               --
Dividends received deduction         (2%)             (2%)             (1%)
--------------------------------------------------------------------------------
Effective tax rate                    29%              32%              33%
--------------------------------------------------------------------------------


        Cash paid for income taxes was $1,175,000, $725,000, and $919,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

13. COMMITMENTS:

        The Bank leases its corporate headquarters and branch facilities under operating lease agreements expiring in fiscal years through 2002. As of December 31, 1998, future minimum lease payments required under these arrangements, assuming no extension options are exercised, are as follows:




            Years Ending              Minimum Lease
            December 31,                Payments
            -------------           ---------------
                1999                     $ 527,047
                2000                       540,265
                2001                       493,200
                2002                       372,912
                2003                       312,326
             Thereafter                  1,506,520


        Rent expense aggregated $485,792, $558,704, and $504,647 for the years ended December 31, 1998, 1997, and 1996, respectively.


        Outstanding loan commitments amounted to $11,842,340 (of which $3,887,840 had fixed interest rates) and $5,393,550 (of which $413,550 had fixed interest rates) at December 31, 1998 and 1997, respectively. The Bank had commitments from investors of $1,171,500 and $1,825,395 to purchase loans from the Bank at December 31, 1998 and 1997, respectively.
        At December 31, 1998, the Bank had commercial letters of credit outstanding in the amount of approximately $537,078.
        At December 31, 1998, the Bank had unfunded lines of credit of $9,212,327 and undisbursed construction loan funds of $6,491,231.

        14.  EARNINGS PER SHARE

             The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock has no effect on income available to common stockholders. Earnings per share amounts for prior periods have been restated to give effect to the application of SFAS 128 which was adopted in 1997.



                                               1998                      1997                      1996
                                        ---------------------    ----------------------    ----------------------
                                                        Per                      Per                       Per
                                                       Share                     Share                     Share
                                         Shares        Amount       Shares       Amount       Shares      Amount
                                        ---------       ------    ---------      ------     ---------      ------
Basic EPS                               1,597,815       $ 1.66    1,577,243      $ 1.39     1,544,338      $ 0.61
                                                        ======                   ======                    ======
Effect of dilutive
   Securities:
        Stock Options                      92,343                    55,240                    50,960
        Convertible Preferred Stock        23,657                    25,223                    26,660
                                        ---------                 ---------                 ---------
        Diluted EPS                     1,713,815       $ 1.55    1,657,706      $ 1.33     1,621,958      $ 0.59
                                        =========       ======    =========      ======     =========      ======


15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED - IN THOUSANDS, EXCEPT PER SHARE
DATA):


                           Quarter Ended    Quarter Ended    Quarter Ended   Quarter Ended
                           Dec. 31, 1998    Sep. 30, 1998    Jun. 30, 1998   Mar. 31, 1998
------------------------------------------------------------------------------------------
Net interest income              $ 2,243          $ 2,085         $ 2,120         $ 2,078
Provision for loan losses            300              225             225             225
Total other income                   752              667             438             489
Total other expense                1,687            1,571           1,487           1,411
Net income                           697              658             674             630
Earnings per share:
  Basic                             0.43             0.41            0.42            0.39
  Diluted                           0.41             0.38            0.39            0.37
Weighted average shares
outstanding:
  Basic                        1,603,220        1,602,066       1,593,260       1,592,548
  Diluted                      1,707,793        1,717,428       1,720,913       1,709,010
------------------------------------------------------------------------------------------

                           Quarter Ended    Quarter Ended    Quarter Ended   Quarter Ended
                           Dec. 31, 1997    Sep. 30, 1997    Jun. 30, 1997   Mar. 31, 1997
------------------------------------------------------------------------------------------
Net interest income              $ 2,128          $ 2,081         $ 1,944         $ 1,809
Provision for loan losses            320              255             175             130
Total other income                   462              463             401             402
Total other expense                1,429            1,452           1,355           1,346
Net income                           579              568             556             503
Earnings per share:
  Basic                             0.36             0.36            0.35            0.32
  Diluted                           0.34             0.34            0.34            0.31
Weighted average shares
outstanding:
  Basic                        1,590,232        1,587,153       1,566,943       1,564,248
  Diluted                      1,691,107        1,669,150       1,631,054       1,627,704
------------------------------------------------------------------------------------------

CORPORATE INFORMATION

ADDRESS:
37 East Main Street
Warrenton, Virginia 20186
(540) 349-3900
FAX: (540) 349-3904

FORM 10-K:
The Bank's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to:

         MAGGIE BROMENSHENKEL
         INVESTOR RELATIONS
         37 E. MAIN STREET
         WARRENTON, VIRGINIA 20186

REGISTRAR & TRANSFER AGENT:
Chase Mellon Shareholder Services
450 West 33rd Street
15th Floor
New York, New York 10001
(800) 526-0801

ANNUAL MEETING:
The Annual Meeting of stockholders of Southern Financial Bancorp, Inc. will be held on April 29, 1999 at the Fauquier Springs Country Club, Springs Road, Warrenton, Virginia commencing at 2:00 pm.

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

As of December 1, 1998, there were approximately 252 stockholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brockerage firms or banks. The following table sets forth the high and low stock prices for the periods indicated:

                           1998
                    HIGH              LOW
1ST Quarter        $30.00            $20.00
2nd Quarter         28.00             25.25
3rd Quarter         27.00             24.00
4th Quarter         24.75             21.00

                                  MARKET MAKERS

Ferris, Baker, Watts, Inc.          Friedman, Billings, Ramsey & Co.            Scott & Stringfellow
(202) 429-3545                      (703) 312-9531                              (800) 552-7757

Herzog, Heine, Geduld, Inc.         Ryan, Lee & Company, Inc.                   McKinnon & Co.
(800) 221-3600                      (703) 847-3100                              (703) 623-4636