Form 10-K, Exhibit 13
period 1999-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 2000-03-30
CIK 914789

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

     Net Income. Net income for the year ended December 31, 1999, was $961,000 ($0.35 diluted earnings per share), a decrease of 71.3% from earnings of $3.4 million ($1.22 diluted earnings per share) for the year ended December 31, 1998. Excluding non-recurring special charges and expenses related to the merger on October 1, 1999 with The Horizon Bank of Virginia, net income totaled $3.8 million ($1.41 diluted earnings per share) for the year ended December 31, 1999, an increase of 14.3% over the $3.4 million income ($1.22 diluted earnings per share) in 1998.

     Balance Sheet. Total assets were $406.2 million at December 31, 1999, a small increase of $1.9 million from $404.3 million at December 31, 1998. While the increase in total assets was small, there were significant changes in the composition of the assets. Cash and overnight deposits declined 59.8% from $42.6 million to $17.1 million as we reinvested Horizon Bank's low yielding overnight deposits into higher yielding loans. As noted below, loans receivable increased 13.4% to $234.1 million. Investment securities declined from $141.8 million at December 31, 1998, to $134.8 million at December 31, 1999, a decrease of 4.9%. Deposits increased to $367.2 million at December 31, 1999, from $366.9 million at December 31, 1998. At December 31, 1999, Southern Financial had 29,021 deposit accounts.

     Loans. Loans receivable, net of deferred fees and allowance for losses, were $234.1 million at December 31, 1999, an increase of $27.7 million, or 13.4%, from $206.4 million at December 31, 1998. During the year ended December 31, 1999, we continued to emphasize loan originations connected with various lending programs of the U.S. Small Business Administration. In addition, we continued to sell the guaranteed portion of some of our Small Business Administration loans. These sales totaled $9.1 million. In 1999, we continued to de-emphasize our residential mortgage lending. During 1999, new residential mortgage loan originations did not fully offset sales and prepayments of residential mortgage loans, continuing a pattern in effect for several years. As a consequence, residential mortgage loans outstanding declined 11.3% to $48.6 million at December 31, 1999 from $54.8 million a year earlier. The growth in the loan portfolio occurred in non-mortgage business loans, which increased by $13.4 million or 32.7% to $54.2 million, and in loans secured by nonresidential property, which increased by $24.7 million, or 29.1% over 1998.

     Investment Securities. After the consummation of the merger with The Horizon Bank on October 1, 1999, we sold Horizon's entire investment securities portfolio and incurred a portfolio restructuring loss of $781,000. Following the sale, we purchased other investment securities with the proceeds that had a higher yield and were in accordance with our investment policy. The portfolio of investment securities at December 31, 1999 consisted of $37.1 million in securities classified as held-to-maturity and $97.7 million classified as available-for-sale. The portfolio of securities held-to-maturity consisted of Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Association mortgage-backed securities, collateralized mortgage obligations, and obligations of counties and municipalities. The investment securities classified as available-for-sale consisted of the same types of mortgage-backed securities, collateralized mortgage obligations, commercial mortgage-backed securities, obligations of counties and municipalities, corporate debt securities, and obligations of government-sponsored agencies.

     Liabilities. Deposits at December 31, 1999 were $367.2 million, an increase of $282 thousand over deposits of $366.9 million at December 31, 1998. The weighted average interest rate for all accounts increased to 3.99% at December 31, 1999 from 3.93% at December 31, 1998.

     Advances from the Federal Home Loan Bank of Atlanta totaled $5.0 million at December 31, 1999, an increase of $1.5 million from $3.5 million at December 31, 1998.

Results of Operations

     Our operating results depend primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of its noninterest income, including income or loss from the sale of loans and fees and service charges on deposit accounts, and by the level of operating expenses, including compensation, premises and equipment, deposit insurance assessments and income taxes. The following tables provide information regarding changes in interest income and interest expense, as well as the underlying components of interest-earning assets and interest-bearing liabilities.

     The following table presents, for the periods indicated, average monthly balances of and weighted average yields on interest-earning assets and average balances and weighted average effective interest paid on interest bearing liabilities.

Average Balances, Yields and Rates

(in thousands)


                                                               Year ended December 31,
                                                  1999                 1998                     1997
                                          -------------------------------------------------------------------
                                           Average     Average   Average    Average      Average    Average
                                           balance   yield/rate  balance   yield/rate    balance   yield/rate
-------------------------------------------------------------------------------------------------------------
Interest-earning assets
 Loans receivable                         $219,286        9.11%  $205,208     9.53%      $193,094        9.63%
 Investments                               161,517        6.05    137,746     6.03        109,398        6.35
                                          --------        ----   --------     ----       --------        ----
Total interest-earning assets              380,803        7.82    342,954     8.12        302,492        8.44
                                          --------        ----   --------     ----       --------        ----
Interest-bearing liabilities
 Deposits                                  354,230        3.83    322,119     4.33        282,070        4.36
 Borrowings                                 13,159        5.56      4,907     5.50          5,979        5.59
                                          --------        ----   --------     ----       --------        ----
Total interest-bearing liabilities         367,389        3.89    327,026     4.35        288,049        4.39
                                          --------        ----   --------     ----       --------        ----
Average dollar difference
between interest-earning assets
and interest-bearing liabilities            13,414                 15,928                  14,443
                                          ========               ========                ========
Interest rate spread                                      3.94                3.77                       4.05
Interest margin                                           4.07                3.97                       4.26

     The following table presents information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by old volume). The dollar amount changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) have been allocated between rate and volume variances based on the percentage relationship of such variances to each other.

Rate/Volume Analysis
(in thousands)


                                        Year ended December 31, 1999                Year ended December 31, 1998
                                                 compared to                                  compared to
                                          year ended December, 1998                  year ended December 31, 1997
                                   ---------------------------------------------------------------------------------------
                                      Volume         Rate         Total            Volume           Rate         Total
                                   ---------------------------------------------------------------------------------------
Interest income
  Loans Receivable                  $   1,309        $   (882)     $   427         $  1,160         $  (195)     $   965
  Investments                           1,443              28        1,471            1,722            (365)       1,357
                                    ---------        --------      -------         --------         -------      -------
    Total interest income               2,752            (854)       1,898            2,882            (560)       2,322
                                    ---------        --------      -------         --------         -------      -------

Interest expense
  Deposits                              1,359          (1,733)        (374)           1,743             (85)       1,658
  Borrowings                              459               3          462              (59)             (5)         (64)
                                    ---------        --------      -------         --------         -------      -------
    Total interest expense              1,818          (1,730)          88            1,684             (90)       1,594
                                    ---------        --------      -------         --------         -------      -------

Net interest income                       934             876        1,810            1,198            (470)         728
                                    =========        ========      =======         ========         =======      =======

Comparison of the Year Ended December 31, 1999 with the Year Ended December 31, 1998

     Southern Financial's net income for the year ended December 31, 1999 was $961,000, a decrease of 71.3% over net income of $3.4 million for the year ended December 31, 1998. The decrease in net income was attributable to non-recurring special charges and expenses related to Southern Financial's merger with The Horizon Bank of Virginia on October 1, 1999. Excluding non-recurring special charges and expenses related to the merger, net income totaled $3.8 million for the year ended December 31, 1999, an increase of 14.3% over net income during the year ended December 31, 1998. Diluted earnings per share for the year ended December 31, 1999 were $0.35 (or $1.41 excluding non-recurring special charges and expenses relating to the merger) as compared to $1.22 for the year ended December 31, 1998. The weighted average number of diluted shares of common stock outstanding were 2,722,251 for the year ended December 31, 1999 and 2,747,726 for the year ended December 31, 1998.

     Net Interest Income. Net interest income before provision for loan losses was $15.4 million for the year ended December 31, 1999, an increase of 13.3% over $13.6 million for the year ended December 31, 1998. This increase was due to the growth in the average level of earning assets from $343.0 million to $380.8 million and an improvement in the interest rate spread to 3.94% in 1999 from 3.77% during the year ended December 31, 1998. In addition, the interest margin grew from 3.97% in 1998 to 4.07% during 1999.

     Total Interest Income. Total interest income was $29.8 million for the year ended December 31, 1999, an increase of 6.8% over $27.9 million for the year ended December 31, 1998. This increase resulted from growth in interest-earning assets. Average loans receivable increased by $14.1 million and average investment securities increased by $23.8 mil lion over 1998.

     The yield on total interest-earning assets was 7.82% for the year ended December 31, 1999, which decreased from 8.12% for 1998. For the year ended December 31, 1999, the yield on average loans receivable was 9.11%, down from 9.53% for the year ended December 31, 1998, while the yield on average investment securities increased from 6.03% during 1998 to 6.05% for the year ended December 31, 1999.

     Total Interest Expense. Total interest expense for the year ended December 31, 1999 was $14.3 million, an increase of 0.6% over $14.2 million for the year ended December 31, 1998. This increase was due primarily to growth in the average balance of deposits, which were $354.2 million for the year ended December 31, 1999 compared to $322.1 million for the prior year. The average effective rate paid on interest-bearing liabilities was 3.89% for the year ended December 31, 1999, a decrease of 46 basis points from 4.35% for the year ended December 31, 1998.

     Provision for Loan Losses. The provision for loan losses amounted to $2.1 million for the year ended December 31, 1999, an increase over the provision of $1.3 million for the year ended December 31, 1998. The provision for 1999 included a special provision of $756,000 taken by the Horizon Bank of Virginia as a result of an examination earlier in 1999, and an enhanced approach to setting their reserves. The provision for loan losses is a current charge to earnings to increase the allowance for loan losses. We have established the allowance for loan losses to absorb the inherent risk in lending after considering an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending and past loan experience. Our opinion is that the allowance for loan losses at December 31, 1999 remains adequate. Although we believe that the allowance is adequate, there can be no assurances that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. The allowance for loan losses at December 31, 1999 was $3.5 million, or 1.45% of total loans receivable compared to $3.1 million, or 1.45% at December 31, 1998.

     Other Income. Other income totaled $2.8 million for the year ended December 31, 1999, a decrease of 9.9%, from $3.1 million for the year ended December 31, 1998. The decline was attributable to the sale of the investments formerly held by The Horizon Bank of Virginia which resulted in a loss of $781,000.

     Other Expenses. Other expenses for the year ended December 31, 1999 were $14.6 million, an increase of 36.5% from $10.7 million for the year ended December 31, 1998. Other expenses in the year ended December 31, 1999 included non-recurring restructuring charges and merger expenses of $685,000 and $1.8 million respectively.

     Employee compensation and benefits increased 19.9% to $6.4 million for the year ended December 31, 1999 from $5.4 million for the prior year. The increase reflects the cost of staffing the two new branches opened in early 1999, normal wage increases for existing personnel and the costs of the human infrastructure necessary to operate a larger and more complex institution.

     Expenses for premises and equipment increased $641 thousand to $3.4 million during the year ended December 31, 1999 compared to the prior year. This increase in expenses is primarily attributable to opening branches in Fredericksburg and Manassas during the first quarter of 1999.

     Other expenses decreased to $2.3 million for the year ended December 31, 1999 from $2.6 million for the prior year.

Comparison of the Year Ended December 31, 1998 with the Year Ended December 31, 1997

     Southern Financial's net income for the year ended December 31, 1998 was $3.4 million, an increase of 19.4% over net income of $2.8 million for the year ended December 31, 1997. The increase in net income was primarily due to an increase in net interest income of 5.6% and an increase of 39.3% in other income. Diluted earnings per share for the year ended December 31, 1998 increased 15.1% to $1.22 from $1.06 for the year ended December 31, 1997. The weighted average number of diluted shares of common stock outstanding were 2,747,726 for the year ended December 31, 1998 and 2,647,717 for the year ended December 31, 1997

     Net Interest Income. Net interest income before provision for loan losses was $13.6 million for the year ended December 31, 1998, an increase of 5.6% over $12.9 million for the year ended December 31, 1997. This increase was due to the growth in the average level of earning assets from $302.5 million to $343.0 million, offset partly by declines in the interest rate spread from 4.05% to 3.77%, and the interest margin from 4.26% to 3.97% when comparing the year ended December 31, 1997 to the year ended December 31, 1998.

     Total Interest Income. Total interest income was $27.9 million for the year ended December 31, 1998, an increase of 9.1% over $25.5 million for the year ended December 31, 1997. This increase resulted primarily from growth in interest-earning assets. Average loans receivable increased by $12.1 million, and average investment securities increased by $28.3 million over 1997.

     The yield on total interest-earning assets was 8.12% for the year ended December 31, 1998, down from 8.44% in 1997. For the year ended December 31, 1998, the yield on average loans receivable was 9.53%, down from 9.63% for the year ended December 31, 1997, while the yield on average investment securities decreased from 6.35% during 1997 to 6.03% for the year ended December 31, 1998.

     Total Interest Expense. Total interest expense for the year ended December 31, 1998 was $14.2 million, an increase of 12.6% over $12.6 million for the year ended December 31, 1997. This increase was due primarily to growth in the average balance of deposits, which were $322.1 million for the year ended December 31, 1998 compared to $282.1 million for the prior year. The average effective rate paid on interest-bearing liabilities was 4.35% for the year ended December 31, 1998, a decrease of 4 basis points from 4.39% for the year ended December 31, 1997.

     Provision for Loan Losses. The provision for loan losses amounted to $1.3 million for the year ended December 31, 1998, approximately the same as the provision for the year ended December 31, 1997.

     Other Income. Other income totaled $3.1 million for the year ended December 31, 1998, an increase of 39.3%, from $2.3 million for the year ended December 31, 1997. The increase was attributable primarily to an increased gain on sale of loans which increased 278.3% to $1.1 million for the year ended December 31, 1998 from $268 thousand for the year ended December 31, 1997, reflecting the decision to sell the guaranteed portion of Small Business Administration loans rather than holding them in portfolio.

     Other Expenses. Other expenses for the year ended December 31, 1998 were $10.7 million, an increase of 9.5% from $9.8 million for the year ended December 31, 1997, primarily reflecting an increase in employee compensation and benefits which increased 12.4% to $5.4 million for the year ended December 31, 1998 from $4.8 million for the prior year. The increase reflects the cost of staffing the new branch opened in July 1997 for a full year, as well as increased staffing levels to accommodate growth in our customer base and normal wage increases for existing personnel.

     Expenses for premises and equipment decreased 1.3% to $2.7 million for the year ended December 31, 1998 from $2.8 million for the year ended December 31, 1997.

     Other expenses increased 16.5% from $2.2 million in 1997 to $2.6 million in 1998, due partially to a branch operating loss, write off of repossessed assets, and other increases associated with normal growth.

Asset/Liability Management

     Southern Financial, like most other banks, is engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments. Consequently, Southern Financial's earnings depend to a significant extent on its net interest income, which is the difference between the interest income on loans and investments and the interest expense on deposits and borrowing. Southern Financial, to the extent that its interest-bearing liabilities do not reprice or mature at the same time as its interest-bearing assets, is subject to interest rate risk and corresponding fluctuations in its net interest income. Asset/liability management policies have been employed in an effort to manage Southern Financial's interest-earning assets and interest-bearing liabilities, thereby controlling the volatility of net interest income, without having to incur unacceptable levels of credit risk.

     With respect to the our residential mortgage loan portfolio, it is Southern Financial's policy to keep those mortgage loans which have an adjustable interest rate and to sell most fixed rate mortgage loans originated to the secondary market. In addition, our commercial loans generally have rates that are tied to the prime rate, the one-year constant maturity treasury rate, or the three-year constant maturity treasury rate. Both of these policies help control Southern Financial's exposure to rising interest rates.

     Our interest rate sensitivity is primarily monitored by management through the use of a model which generates estimates of the change in our market value of portfolio equity over a range of interest rate scenarios. That analysis was prepared by a third party for Southern Financial. Market value of portfolio equity is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates, and deposit decay rates. The following table sets forth an analysis of our interest rate risk as measured by the estimated change in market value of portfolio equity resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus 300 basis points, measured in 100 basis point increments) as of December 31, 1999.

Sensitivity of Market Value of Portfolio Equity



(amounts in thousands)


     Change in                                                                  Market Value of
  Interest Rates            Market Value of Portfolio Equity              Portfolio Equity as a % of
  In Basis Points                          % Change        % Change                     Portfolio Equity
   (Rate Shock)         Amount            From Base        From Base      Total Assets     Book Value
--------------------------------------------------------------------------------------------------------
Up 300                  $37,391             (7,235)         -16.21%            9.20%         128.60%
Up 200                   39,806             (4,820)         -10.80%            9.80%         136.91%
Up 100                   42,343             (2,283)          -5.12%           10.42%         145.63%
Base                     44,626                  -            0.00%           10.99%         153.49%
Down 100                 46,758              1,952            4.37%           11.47%         160.20%
Down 200                 48,580              3,954            8.86%           11.96%         167.09%
Down 300                 51,150              6,524           14.62%           12.59%         175.92%

     Southern Financial's interest rate sensitivity is also monitored by management through the use of a model that generates estimates of the change in the adjusted net interest income over a range of interest rate scenarios. That analysis was also prepared by a third party. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In this regard, the model assumes that the composition of our interest sensitive assets and liabilities at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.

Sensitivity of Net Interest Income

(amounts in thousands)


       Change in                 Adjusted Net
     Interest Rates             Interest Income       Net Interest Margin
    In Basis Points                       % Change               % Change
      (Rate Shock)            Amount      From Base   Percent    From Base
--------------------------------------------------------------------------
Up 300                        $14,620      -1.73%      3.60%      -1.64%
Up 200                         14,837      -0.27%      3.65%      -0.27%
Up 100                         14,989       0.75%      3.69%       0.82%
Base                           14,877       0.00%      3.66%       0.00%
Down 100                       14,645      -1.56%      3.61%      -1.37%
Down 200                       14,449      -2.88%      3.56%      -2.73%
Down 300                       14,431      -3.00%      3.55%      -3.01%



     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in market value of portfolio equity and in sensitivity of net interest income require us to make assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the market value of portfolio equity table and sensitivity of net interest income table provide an indication of our interest rate risk exposure at a particular point in time, those measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our worth and net interest income.

Liquidity and Capital Resources

     Southern Financial's principal sources of funds are deposits, loan repayments, proceeds from the sale of securities and loans, repayments from mortgage-backed securities, Federal Home Loan Bank advances, other borrowings and retained income.

     At December 31, 1999, Southern Financial had $8.2 million of undisbursed loan funds and $11.9 million of approved loan commitments. The amount of certificate of deposit accounts maturing in calendar year 2000 is $183.0 million. Southern Financial anticipates that most maturing certificates of deposit will renew. Other sources of liquidity include payments on loans, securities available for sale, which totaled $97.7 million at December 31, 1999, and available lines of credit with the Federal Home Loan Bank of Atlanta, which total approximately $81 million.

     Southern Financial is subject to regulations of the Federal Reserve Board that impose minimum regulatory capital requirements. Under current Federal Reserve Board regulations, these requirements are (a) leverage capital of 4.0% of adjusted average total assets; (b) tier 1 capital of 4% of risk-weighted assets; (c) tier 1 and 2 capital of 8% of risk-weighted assets. At December 31, 1999, the Bank's capital ratios were 7.5% leverage capital; 10.9% tier 1 capital; and 12.2% tier 1 and 2 capital.

Impact of Inflation and Changing Prices

     The financial statements and related notes presented herein have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of Southern Financial are monetary in nature. As a result, interest rates changes have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other expenses do reflect general levels of inflation.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATON

     Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Bancorp, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in the Bancorp's market area, inflation, fluctuations in interest rates, changes in government regulations and competition, which will, among other things, impact demand for loans and banking services; the ability of the Bancorp to implement its business strategy; and changes in, or the failure to comply with, government regulations.

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

                         Independent Auditors' Report


To the Board of Directors and Stockholders of Southern Financial Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Southern Financial Bancorp, Inc. and subsidiaries (Bancorp) as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of The Horizon Bank of Virginia (Horizon) which was acquired during 1999 in a transaction accounted for as a pooling of interests, as discussed in note 1. Such statements are included in the consolidated financial statements of the Bancorp and reflect total assets constituting 36% at December 31, 1998, and total interest income constituting 33% in both 1998 and 1997 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Horizon, is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



Richmond, Virginia
February 10, 2000

Consolidated Balance Sheets

Assets                                                                      December 31, 1999   December 31, 1998
                                                                            -----------------   -----------------
Cash and due from banks                                                          $ 12,667,620        $ 10,820,765
Overnight earning deposits                                                          4,464,338          31,774,435
Investment securities, available-for-sale                                          97,721,012          84,075,537
Investment securities, held-to-maturity (estimated market value
  of $36,445,749 and $57,347,692, respectively)                                    37,110,889          57,682,992
Loans held for sale                                                                   442,000             602,500
Loans receivable, net                                                             234,086,432         206,355,076
Premises and equipment, net                                                         6,445,589           5,523,304
Other assets                                                                       13,283,684           7,419,507
                                                                                 ------------        ------------
Total assets                                                                     $406,221,564        $404,254,116
                                                                                 ------------        ------------

Liabilities and Stockholders' Equity

Liabilities:
Deposits                                                                         $367,187,558        $366,905,334
Advances from Federal Home Loan Bank                                                5,000,000           3,500,000
Other liabilities                                                                   5,169,909           3,222,915
                                                                                 ------------        ------------
Total liabilities
                                                                                  377,357,467         373,628,249
                                                                                 ------------        ------------
Commitments
Stockholders' equity:
6% cumulative convertible preferred stock, $.01 par value, 500,000 shares
  authorized, 13,621 shares issued and outstanding, respectively                          136                 136
Common stock, $.01 par value, 5,000,000 shares authorized, 2,656,196 and
  2,636,249 shares issued and outstanding, respectively                                26,562              26,363
Capital in excess of par value                                                     23,662,935          23,490,506
Retained earnings                                                                   6,898,249           6,822,119
Accumulated other comprehensive income (loss)                                      (1,723,785)            286,743
                                                                                 ------------        ------------
Total stockholders' equity
                                                                                   28,864,097          30,625,867
                                                                                 ------------        ------------
Total liabilities and stockholders' equity                                       $406,221,564        $404,254,116
                                                                                 ============        ============

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

                                                                                    Year Ended December 31,
                                                                               1999          1998          1997
                                                                            -----------   -----------   -----------
INTEREST INCOME:
Loans                                                                        $ 19,982,224   $19,554,490   $18,589,810
Investment securities                                                           9,773,796     8,303,057     6,946,388
                                                                             ------------   -----------   -----------

TOTAL INTEREST INCOME                                                          29,756,020    27,857,547    25,536,198
                                                                              -----------   -----------   -----------

INTEREST EXPENSE:
Deposits                                                                       13,576,177    13,950,093    12,292,289
Borrowings                                                                        731,801       270,099       334,346
                                                                              -----------   -----------   -----------

TOTAL INTEREST EXPENSE                                                         14,307,978    14,220,192    12,626,635
                                                                              -----------   -----------   -----------

NET INTEREST INCOME                                                            15,448,042    13,637,355    12,909,563

Provision for loan losses                                                       2,129,660     1,300,801     1,265,314
                                                                              -----------   -----------   -----------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                               13,318,382    12,336,554    11,644,249

OTHER INCOME:
Fee income                                                                      2,154,923     1,898,188     1,889,040
Gain on sale of loans                                                           1,115,351     1,116,650       268,445
Gain (loss) on investment securities, net                                        (692,419)      (67,817)            -
Other                                                                             256,162       198,006       100,453
                                                                              -----------   -----------   -----------

TOTAL OTHER INCOME                                                              2,834,017     3,145,027     2,257,938
                                                                              -----------   -----------   -----------

OTHER EXPENSE:
Employee compensation and benefits                                              6,448,960     5,379,683     4,785,083
Premises and equipment                                                          3,362,410     2,721,603     2,757,955
Restructuring charges                                                             685,336             -             -
Merger expenses                                                                 1,751,657             -             -
Other                                                                           2,340,607     2,585,817     2,219,285
                                                                              -----------   -----------   -----------

TOTAL OTHER EXPENSE                                                            14,588,970    10,687,103     9,762,323
                                                                              -----------   -----------   -----------

INCOME BEFORE INCOME TAXES                                                      1,563,429     4,794,478     4,139,864

Provision for income taxes                                                        602,700     1,442,075     1,331,800
                                                                              -----------   -----------   -----------

NET INCOME                                                                    $   960,729   $ 3,352,403   $ 2,808,064
                                                                              ===========   ===========   ===========


Earnings Per Common Share:
Basic                                                                         $      0.36   $      1.28   $      1.10
Diluted                                                                       $      0.35   $      1.22   $      1.06

Weighted average shares outstanding:
Basic                                                                           2,648,643     2,618,930     2,558,622
Diluted                                                                         2,722,251     2,747,726     2,647,717

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income


                                                                        Year Ended December 31,
                                                                    1999         1998         1997
                                                                 -----------   ----------   ----------
Net income                                                       $   960,729   $3,352,403   $2,808,064
Other comprehensive income:
Cash flow hedge:
 Unrealized holding gain                                           1,260,465            0            0
 Reclassification adjustment for net interest
  income included in net income                                       (4,165)           0            0
Available-for-sale securities:
 Unrealized holding gain/(loss)                                   (4,303,729)     215,803      188,091
 Unrealized gain on transfer of held-to-
  maturity securities                                                      0      229,612            0
 Reclassification adjustment for net (gains)/losses
  included in net income                                               1,175      (67,817)           0
                                                                 -----------   ----------   ----------
Other comprehensive income (loss) before tax                      (3,046,254)     377,598      188,091
Income tax expense (benefit) related to items of other
 comprehensive income                                             (1,035,726)     128,383       63,951
                                                                 -----------   ----------   ----------
Other comprehensive income (loss), net of tax                     (2,010,528)     249,215      124,140

Comprehensive income (loss)                                      $(1,049,799)  $3,601,618   $2,932,204
                                                                 ===========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 1999, 1998, 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                               Convertible                 Capital in                        Other         Total
                                               Preferred        Common     Excess of       Retained     Comprehensive  Stockholders
                                                 Stock          Stock      Par Value       Earnings        Income         Equity
                                               ---------     -----------  ------------   -------------  -------------  -----------
Balance, December 31, 1996                     $    156      $    25,455   $22,253,736     $2,556,886    $   (86,612)  $24,749,621
 Dividends on preferred and
  ($0.2175 per common stock preferred
   share)                                                                                   (455,344)                     (455,344)
  ($0.17 per common share)
 Options exercised                                                   276       281,308       281,584
 Change in other
  comprehensive income                                                                       124,140                       124,140
 Net income                                                                                2,808,064       2,808,064
                                               ---------     -----------  ------------  ------------     -----------   -----------
Balance, December 31, 1997                          156           25,731    22,535,044     4,909,606          37,528    27,508,065
 Dividends on preferred and
 ($0.2175 per common stock preferred                                                        (596,127)                     (596,127)
  share)
 ($0.22 per common share)
 Conversion of preferred
  stock to common stock                             (20)              32           (12)
 Options exercises                                                   109       112,202       112,311
 Stock dividend of 5%                                                491       843,272      (843,763)
 Change in other
  comprehensive income                                                                       249,215                       249,215
 Net income                                                                                 3,352,403                    3,352,403
                                              ---------      -----------  ------------  -------------    -----------   -----------
Balance, December 31, 1998                          136           26,363    23,490,506      6,822,119        286,743    30,625,867
 Dividends on preferred and
 ($0.2175 per common stock preferred
  share)                                                                                     (884,599)                    (884,599)
 ($0.33 per common share)
Options exercised                                     -              199       172,429              -              -       172,628
Change in other
 comprehensive income                                 -                -             -              -     (2,010,528)   (2,010,528)
Net income                                            -                -             -        960,729              -       960,729
Balance December 31, 1999                      $    136      $    26,562   $23,662,935     $6,898,249    $(1,723,785)  $28,864,097
                                               ========      ===========   ===========     ==========    ===========   ===========

The accompanying notes are an integral part of these financial statements.

Consolidate Statements of Cash Flows

                                                               Year Ended     Year Ended    Year Ended
For the Years Ended December 31, 1999, 1998, 1997             December 31,   December 31,   December 31,
---------------------------------------------------------------------------------------------------------
                                                                  1999           1998           1997
                                                              ------------   ------------   ------------
Cash flows from operating activities:
Net Income                                                    $    960,729   $  3,352,403   $  2,808,064
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                                    919,377      1,210,678        830,861
  Provision for loan losses                                      2,129,660      1,300,801      1,265,314
  Gain on sale of loans                                         (1,115,351)    (1,116,650)      (268,445)
  (Gain) loss on sale of securities                                692,419        (67,817)             -
  Amortization of deferred loan fees                              (787,294)      (623,098)      (607,286)
  Net funding of loans held for sale                               583,820      1,928,595       (701,500)
  (Increase) decrease in other assets                           (2,378,692)    (1,984,651)     1,289,823
  Increase in other liabilities                                  1,960,441      1,125,299        195,554
                                                              ------------   ------------   ------------

Net cash provided by operating activities                        2,965,109      5,125,560      4,812,385
                                                              ------------   ------------   ------------

Cash flows from investing activities:
  Increase in loans receivable                                 (28,513,323)    (2,483,168)   (27,448,177)
  Purchase of investment securities, held-to-maturity          (11,462,105)   (19,077,011)   (36,829,014)
  Purchase of investment securities, available-for-sale        (61,056,211)   (83,887,904)    (8,563,636)
  Sale of investment securities available-for-sale              37,455,059     16,965,806              -
  Paydowns of investment securities                             35,966,620     49,200,004     29,758,676
  (Increase) decrease in overnight earning deposits             27,310,097    (10,920,965)    (3,572,896)
  Increase in premises and equipment, net                       (1,628,444)      (533,278)    (1,271,779)
  Increase in Federal Home Loan Bank stock                        (260,200)      (152,000)       (62,900)
                                                              ------------   ------------   ------------

Net cash used in investing activities                           (2,188,507)   (50,888,516)   (47,989,726)
                                                              ------------   ------------   ------------

Cash flows from financing activities:
  Net increase in deposits                                         282,224     46,540,850     45,392,986
  Increase (decrease) in advances from FHLB                      1,500,000       (500,000)    (4,500,000)
  Proceeds from stock options exercised                            172,628        112,311        281,584
  Dividends on preferred and common stock                         (884,599)      (596,127)      (455,344)
                                                              ------------   ------------   ------------

Net cash provided by financing activities                        1,070,253     45,557,034     40,719,226
                                                              ------------   ------------   ------------

Net increase (decrease) in cash and due from banks               1,846,855       (205,922)    (2,458,115)

Cash and due from banks, beginning of period                    10,820,765     11,026,687     13,484,802
                                                              ------------   ------------   ------------

Cash and due from banks, end of period                        $ 12,667,620   $ 10,820,765   $ 11,026,687
                                                              ============   ============   ============


The accompanying notes are an integral part of these financial statements.

                  Notes to Consolidated Financial Statements
                       December 31, 1999, 1998, and 1997

1.       Organization and Significant Accounting Policies:

     Southern Financial Bancorp, Inc. (the "Bancorp" or "Southern Financial") was incorporated in the Commonwealth of Virginia on December 1, 1995. On December 1, 1995, Bancorp acquired all of the outstanding shares of Southern Financial Bank (the "Bank"). The Bank, formerly Southern Financial Federal Savings Bank, converted from a savings bank to a state chartered commercial bank effective December 1, 1995.

     In October of 1999, the Bancorp incorporated Southern WebTech.com, 70% of which is owned by the Bancorp. The accounts of Southern WebTech.com are included in the Bancorp's Consolidated Financial Statements.

     On October 1, 1999, the Bancorp completed its merger with The Horizon Bank of Virginia ("Horizon"). The merger qualified as a tax-free exchange and was accounted for as a pooling of interests. Southern Financial issued 0.63 shares of its common stock for each share of Horizon stock outstanding. A total of 1,045,523 shares (after adjustments for fractional shares) of Southern Financial's common stock was issued as a result of the merger. Horizon had no stock options outstanding prior to the merger. Southern Financial and Horizon incurred $3,973,530 of merger-related costs which were charged to operations during the year ended December 31, 1999. All financial statements and amounts included herein have been restated due to the merger.

The following table presents the combined results of operations based on the audited financial statements of Southern Financial and Horizon for the two years ended December 31:



         (dollars in thousands, except per share data)                              1998     1997
                                                                                 -------  -------
         Net Interest Income:
              Southern Financial                                                 $ 8,526  $ 7,962
              Horizon                                                              5,111    4,948
                                                                                 -------  -------
                Combined                                                          13,637   12,910
                                                                                 =======  =======
         Net Income:
              Southern Financial                                                   2,658    2,206
              Horizon                                                                694      602
                                                                                 -------  -------
                Combined                                                           3,352    2,808
                                                                                 =======  =======
         Diluted Net Income per Share:
              Southern Financial                                                    1.55     1.33
              Horizon                                                               0.42     0.38
                                                                                 -------  -------
                Combined                                                            1.22     1.06
                                                                                 =======  =======

     The principal activities of the Bank are to attract deposits, originate loans and conduct mortgage banking as permitted for state chartered banks by applicable regulations. The Bank conducts full-service banking operations in Fairfax, Herndon, Leesburg, Middleburg, Warrenton, Winchester, Woodbridge, Manassas, Fredericksburg, Fairfax Circle, Vienna, Annandale, and Merrifield, Virginia, which are managed as a single business segment.

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

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Bancorp and the Bank as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997. Additionally, as of and for the year ended December 31, 1999, the accounts of Southern WebTech.com, Inc. have been included in the accompanying consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

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

Recent Accounting Developments

     Effective October 1, 1998, the Bancorp adopted Statement of Financial Accounting Standards, No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). Concurrent with this adoption the Bancorp reclassified certain investments, consisting of mortgage backed securities with original maturities of 15 and 30 years, from the Held to Maturity category to the Available for Sale category. These investments had a book value as of October 1, 1998 of $18.2 million and a market value as of October 1, 1998 of $18.4 million, and the Bancorp recognized an addition to Stockholders' Equity of the difference between book value and market value amounting to $229.6 thousand. During the first quarter of 1999, the Bancorp entered into four interest rate swap agreements that are accounted for as cash flow hedges. In accordance with SFAS 133, the Bancorp records the change in fair value of the swaps in comprehensive income. To the extent that the hedge is not completely effective, the ineffective portion is charged or credited to other income or expense. The amounts recorded in comprehensive income subsequently are reclassified into interest expense as a yield adjustment in the same period in which the related interest on the certificates of deposit (CD's) affects earnings. Each of the four swap agreements has a notional amount of $5 million, and the Bancorp agreed to pay a rate fixed for the period of the swap and receive 3 month LIBOR. Three of the swaps are for a period of five years and have fixed rates ranging from 5.23% to 5.29%; the fourth swap is for a period of ten years and has a fixed rate of 5.45%. The purpose of all four of these swaps was to hedge the variability of cash flows resulting from changes in interest rates in the Bancorp's floating rate liabilities, specifically the Bancorp's CD's in amounts greater than $90,000, which have maturities of one month to six months. The Bancorp performed a regression analysis using monthly averages of both 3 month LIBOR and the Bancorp's hedged CD's and determined that there was a highly effective correlation. The Bancorp designated CD's that were outstanding on the inception dates of the swaps as being hedged by the swaps, and as the hedged CD's mature, the Bancorp has identified other individual CD's to replace them. During the year ended December 31, 1999, approximately $5,000 of gains in accumulated other comprehensive income related to the interest rate swaps were reclassified into interest expense as a yield adjustment of the hedged CD's.

2.   Investment Securities:

     The portfolio consists of the following securities:

                                                                        December 31, 1999
                                             ----------------------------------------------------------------
                                                                      Gross          Gross
                                                 Amortized         Unrealized      Unrealized  Estimated Fair
                                                   Cost               Gains          Losses        Value
                                             -----------------  -----------------  ----------  --------------
Available-for-sale:
FHLMC MBS                                         $ 16,361,253           $ 39,461  $   31,497     $16,369,217
GNMA MBS                                             2,633,942                  -      44,995       2,588,947
FNMA MBS                                            25,509,631            255,832      87,642      25,677,821
Collateralized mortgage obligations                 27,275,536                  -   1,972,447      25,303,089
Commercial MBS                                      24,102,513                  -   1,607,513      22,495,000
Obligations of counties and
  municipalities                                     3,924,186                  -     352,713       3,571,473
Corporate obligations                                  990,745                  -      45,374         945,371
U.S. Treasury securities                               791,301                780      21,987         770,094
                                                  ------------           --------  ----------     -----------

                                                  $101,589,107           $296,073  $4,164,168     $97,721,012
                                                  ============           ========  ==========     ===========

                                                                       December 31, 1998
                                             ----------------------------------------------------------------
                                                                      Gross          Gross
                                                 Amortized         Unrealized      Unrealized  Estimated Fair
                                                   Cost               Gains          Losses        Value
                                             -----------------  -----------------  ----------  --------------
Available-for-sale:
FHLMC preferred stock                             $  3,807,585           $ 80,939  $        -     $ 3,888,524
FHLMC MBS                                           11,996,172             46,261      36,766      12,005,667
GNMA MBS                                             3,825,601                  -      54,153       3,771,448
FNMA MBS                                            29,671,448            178,016      35,814      29,813,650
Collateralized mortgage obligations                  1,526,527              2,568           -       1,529,095
Commercial MBS                                      18,043,819            222,332      19,901      18,246,250
Obligations of counties and
  municipalities                                     3,234,489             11,602      25,593       3,220,498
Corporate obligations                                  989,319              2,981           -         992,300
U.S. Treasury and agency obligations                10,544,943             69,257       6,095      10,608,105
                                                  ------------           --------  ----------     -----------

                                                  $ 83,639,903           $613,956  $  178,322     $84,075,537
                                                  ============           ========  ==========     ===========

                                                                       December 31, 1999
                                              ---------------------------------------------------------------
                                                                      Gross          Gross
                                                 Amortized         Unrealized      Unrealized  Estimated Fair
                                                    Cost              Gains          Losses        Value
                                              ----------------  -----------------  ----------  --------------
Held-to-maturity:
FHLMC MBS                                          $ 3,837,207            $10,235    $ 41,612     $ 3,805,831
GNMA MBS                                            17,177,221              1,080     244,458      16,933,843
FNMA MBS                                             6,764,242              1,914     142,246       6,623,910
Collateralized mortgage obligations                  4,073,233                  -      67,718       4,005,515
Commercial MBS                                       2,864,392                  -      67,695       2,796,697
Obligations of counties and
  municipalities                                     2,394,594                682     115,322       2,279,954
                                                   -----------            -------    --------     -----------

                                                   $37,110,889            $13,911    $679,051     $36,445,749
                                                   ===========            =======    ========     ===========

                                                                      December 31, 1998
                                              ---------------------------------------------------------------
                                                                      Gross          Gross
                                                 Amortized         Unrealized      Unrealized  Estimated Fair
                                                    Cost              Gains          Losses        Value
                                              ----------------  -----------------  ----------  --------------
Held-to-maturity:
FHLMC MBS                                          $ 4,091,316            $ 6,484    $ 27,668     $ 4,070,132
GNMA MBS                                            24,305,052              1,150     301,533      24,004,669
FNMA MBS                                             6,779,894              5,772      53,996       6,731,670
Collateralized mortgage obligations                  1,015,264                  -       1,699       1,013,565
Obligations of counties and
  municipalities                                     1,959,595             17,813       3,100       1,974,308
U.S. Treasury and agency obligations                19,531,871             59,187      37,710      19,553,348
                                                   -----------            -------    --------     -----------

                                                   $57,682,992            $90,406    $425,706     $57,347,692
                                                   ===========            =======    ========     ===========

     At December 31, 1999, held-to-maturity securities totaling $24,858,354 have adjustable rates of interest while the remaining held-to-maturity securities totaling $12,252,536 have fixed interest rates.

     At December 31, 1999, available-for-sale securities totaling
$67,570,492 have fixed interest rates, and the remaining available-for-sale securities totaling $30,150,519 have adjustable rates of interest.

     Gross gains of $88,117 and gross losses of $780,536 were realized on the sale of investment securities during the year ended December 31, 1999. The losses realized during 1999 were related to the restructuring of the investment securities portfolio following the merger with The Horizon Bank. Gross gains of $80,958 and gross losses of $13,141 were realized on the sale of investment securities during the year ended December 31, 1998. There were no sales of investment securities during the year ended December 31, 1997.

     As of December 31, 1999 and December 31, 1998, securities having a book value of $63,951,147 and $88,024,504, respectively, were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta ("FHLB") and as collateral for escrow deposits in accordance with Federal and state requirements.

      The following table sets forth information regarding maturity and average yields of the investment portfolio:

                                                                                December 31, 1999
                                               ------------------------------------------------------------------------------------
                                                            Available-for-sale                          Held-to-maturity
                                                                                Weighted                                  Weighted
                                                  Fair          Amortized        Average      Fair         Amortized       Average
                                                  Value            Cost           Yield       Value           Cost          Yield
-----------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities:
  Maturing after 10 years                      $44,635,985        $ 44,504,826      6.55%  $27,363,584       $27,778,670      6.11%
Collateralized mortgage obligations:
  Maturing after 5 years through 10 years        2,015,127           2,089,491      6.65             -                 -         -
  Maturing after 10 years                       23,287,962          25,186,045      7.28     4,005,515         4,073,233      7.67
Commercial MBS:
  Maturing after 5 years through 10 years       11,325,000          12,018,195      6.95     1,987,500         2,037,909      7.41
  Maturing after 10 years                       11,170,000          12,084,318      6.82       809,197           826,484      8.00
Obligations of counties and municipalities:
  Maturing in less than 1 year                     194,756             195,000      8.00             -                 -         -
  Maturing after 1 year through 5 years                  -                   -         -       198,821           199,827      4.60
  Maturing after 5 years through 10 years                -                   -         -       328,245           346,246      4.45
  Maturing after 10 years                        3,376,716           3,729,186      4.91     1,752,887         1,848,520      4.73
Corporate obligations:
  Maturing after 5 years through 10 years          945,371             990,745      6.71             -                 -         -
U.S. Treasury obligations:
  Maturing in less than 1 year                     300,563             299,783      6.39             -                 -         -
  Maturing after 1 year through 5 years            469,532             491,518      5.21             -                 -         -
                                               -----------        ------------             -----------       -----------

                                               $97,721,012        $101,589,107             $36,445,749       $37,110,889
                                               ===========        ============             ===========       ===========

     Contractual maturity of mortgage-backed securities is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.

3.   Loans Receivable:

     Loans receivable consist of the following:

                                                                     December 31,
                                                             ---------------------------
                                                                 1999           1998
                                                             ------------   ------------
              Mortgage:
                  Residential                                $ 48,604,205   $ 54,822,289
                  Nonresidential                              109,871,210     85,124,406
              Construction:
                  Residential                                   7,852,907      6,948,844
                  Nonresidential                                8,270,290     11,213,848
              Non-Mortgage:
                  Business                                     54,175,076     40,814,003
                  Consumer                                      9,994,326     11,559,188
                                                             ------------   ------------

              Total loans receivable                          238,768,014    210,482,578
              Less:
                   Deferred loan fees, net                      1,229,451      1,065,871
                   Allowance for loan losses                    3,452,131      3,061,631
                                                             ------------   ------------

              Loans receivable, net                          $234,086,432   $206,355,076
                                                             ============   ============

     The following sets forth information regarding the allowance for loan losses:

                                                            December 31,
                                                    ---------------------------
                                                        1999           1998
                                                    ------------   ------------
Allowance at beginning of period                    $  3,061,631   $  2,743,369

  Provisions for losses charged to income              2,129,660      1,300,801
  Charge-offs, net                                    (1,739,160)      (982,539)
                                                    ------------   ------------

Allowance at end of period                          $  3,452,131   $  3,061,631
                                                    ============   ============

     The Bancorp's loan portfolio is concentrated in the Northern Virginia area. The amount of loans being serviced for others was $17,106,340 and $13,513,792 at December 31, 1999 and 1998, respectively. At December 31, 1999, there were 6 loans with balances totaling approximately $87,230 that had payments ninety days or more past due on which interest was still accruing. At December 31, 1998, there were 20 loans with balances totaling approximately $678,700 that had payments ninety days or more past due and on which interest was still accruing. The Bancorp had foreclosed properties on its books at December 31, 1999 and 1998 in the following amounts respectively, $2,296,269 and $498,087. The Bancorp had nonaccruing loans on its books at December 31, 1999 and 1998 in the following amounts respectively, $521,801 and $2,905,398.

     Impaired loans were as follows:

                                                         December 31,
                                                  -------------------------
                                                      1999          1998
                                                  -----------   -----------
          Carrying value                          $   521,801   $ 2,905,398
          Allocation of general reserve                78,648       684,148

     The average carrying balances and interest income earned on impaired loans were as follows:

                                                              1999          1998         1997
                                                          -----------   -----------   ----------
Average carrying value                                    $ 1,239,805   $ 2,500,091   $2,291,997
Income anticipated under original loan agreements              21,845       296,367      211,849
Income recorded                                                     -             -        5,000

4.   Premises and Equipment:

     Premises and equipment consists of the following:

                                                                                December 31,
                                                                         -------------------------
                                                                             1999         1998
                                                                         -----------   -----------
Land                                                                      $1,872,533   $ 1,872,533
Building and improvements                                                  1,977,794     1,969,169
Furniture and equipment                                                    4,123,461     3,772,676
Leasehold improvements                                                     2,395,524     1,626,023
                                                                         -----------   -----------
                                                                          10,369,312     9,240,401
Less: Accumulated depreciation and amortization                           (3,923,723)   (3,717,097)
                                                                         -----------   -----------
Premises and equipment, net                                              $ 6,445,589   $ 5,523,304
                                                                         ===========   ===========

     Depreciation and amortization expense aggregated $919,377, $1,210,678 and $830,861 for the years ended December 31, 1999 and December 31, 1998 and, respectively.

5.   Deposits:

     Deposits consist of the following:

                                                                 December 31,
                                            ----------------------------------------------------
                                                        1999                      1998
                                           ----------------------------  -----------------------
                                              Weighted                    Weighted
                                              Average                     Average
                                               Rate           Amount       Rate        Amount
                                           -------------   ------------  --------   ------------
Demand                                         0.00%       $ 50,325,239    0.00%    $ 50,446,120
Interest checking                              1.11%         25,747,713    1.12%      27,085,841
Money market and savings accounts              3.32%         75,725,516    3.19%      74,325,104
Certificates of accounts                       5.51%        215,389,090    5.46%     215,048,269
                                               ----        ------------    ----     ------------
                                               3.99%       $367,187,558    3.93%    $366,905,334
                                                           ============             ============

     As of December 31, 1999, certificates of deposit mature as follows:

          2000                                   $180,370,346
          2001                                     17,062,049
          2002                                      6,470,695
          2003                                     10,307,267
          2004                                        983,232
          Therafter                                   195,501
                                                 ------------
                                                 $215,389,090
                                                 ============

     Deposits with balances greater than $100,000 totaled approximately $131,919,748 and $99,168,283 at December 31, 1999 and 1998, respectively, of which $59,100,300 and $49,167,931 represented certificates of deposit at December 31, 1999 and 1998, respectively.

     Interest expense by deposit category follows:

                                                         December 31,
                                            -------------------------------------
                                               1999          1998         1997
                                           -----------   -----------  -----------
Interest checking accounts                 $   324,004   $   362,763  $   316,751
Money market and savings accounts            1,929,025     1,929,199    1,860,190
Certificates of deposit                     11,323,148    11,658,131   10,115,348
                                           -----------   -----------  -----------
                                           $13,576,177   $13,950,093  $12,292,289
                                           ===========   ===========  ===========

     Total cash paid for interest aggregated approximately $3,640,548, $3,373,871, and $3,344,903 for the years ended December 31, 1999, 1998, and
1997, respectively.

6.   Advances from Federal Home Loan Bank:

     The Bancorp has a credit availability agreement with FHLB totaling 20% of Southern Financial's assets. At December 31, 1999, this amount was approximately $81,000,000. The agreement does not have a maturity date and advances are made at FHLB's discretion. At December 31, 1999 and 1998, advances from FHLB totaled $5,000,000 and $3,500,000, respectively. The advance outstanding at December 31, 1999 was made at a fixed rate of 6.32%, matures September 8, 2009, and is callable September 8, 2004. The advances at December 31, 1998 were made at variable interest rates, and the weighted average interest rate was 5.15%.

Investment securities totaling $64.0 million and $88.0 million were pledged to secure these advances at December 31, 1999 and 1998, respectively.

7.   Stockholders' Equity:

     Each share of the Bancorp's preferred stock is convertible to 1.6 shares of common stock. The preferred stock has an annual dividend rate of six percent. Dividends are payable quarterly and are cumulative.

     In fiscal year 1987, the Bancorp's stockholders approved an incentive stock option plan under which options to purchase up to 83,660 shares of common stock could be granted. During each of the years 1994, 1997 and 1999, this plan was amended to allow an additional 100,000 shares of common stock to be granted. In accordance with the plan agreement, the exercise price for stock options equals the stock's market price on the date of grant. The maximum term of all options granted under the plans is ten years and vesting occurs after one year.

     On April 9, 1991, the Horizon shareholders approved a stock option plan authorizing options for 160,000 shares, of which 154,000 shares were granted to eligible directors. In 1997 and 1996, the remaining 6,000 shares were granted to officers and employees. The purchase price of the stock is $5.00 and all options expired April 9, 1999. Compensation expense has benn recognized for options granted at less than the market price at the measurement date.

     The Bancorp accounts for its stock option plan under APB Opinion No.
25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Bancorp's net income and earnings per share in the Consolidated Statements of Income, would have been reduced to the following pro forma amounts:

                                                                                     December 31,
                                                                         ------------------------------------
                                                                           1999          1998         1997
                                                                         --------     ----------   ----------
Net income:
 As reported                                                             $960,729     $3,352,403   $2,808,064
 Pro forma                                                                668,412      3,072,743    2,646,481
                                                                         --------     ----------   ----------
Basic earnings per share:
 As reported                                                                 0.36           1.28         1.10
 Pro forma                                                                   0.25           1.17         1.03
Diluted earnings per share:
 As reported                                                                 0.35           1.22         1.06
 Pro forma                                                                   0.25           1.12         1.00
                                                                         --------     ----------   ----------
Weighted-average assumptions:
 Expected lives (years)                                                        10             10           10
 Risk-free interest rate (%)                                                 6.48%          4.50%        5.76%
 Expected volatility (%)                                                    21.43%         25.07%       23.39%
 Expected dividends (annual per share)                                       0.13%          0.13%        0.13%
                                                                         ========     ==========   ==========

     The Bancorp did not record any compensation costs in 1999, 1998, or 1997 related to its stock option plan. In addition, no significant modifications to the plan were made during the periods. The fair values of the stock options outstanding used to determine the pro forma impact of the options to compensation expense, and thus, net income and earnings per share, were calculated using an acceptable option pricing model using the key assumptions detailed above.

     A summary of the status of the Bancorp's stock option plan as of December 31, 1999, 1998 and 1997, respectively, and changes during the years shares subject to options have been adjusted to reflect stock dividends.

                                                                           1999                   1998                   1997
                                                                   ---------------------  --------------------   -------------------
                                                                                Weighted             Weighted               Weighted
                                                                                 Average             Average                 Average
                                                                                Exercise             Exercise               Exercise
                                                                     Shares       Price   Shares      Price       Shares     Price
                                                                   -----------  --------  -------  -----------   ---------  --------
Outstanding at beginning of period                                     235,889    $13.53  200,304       $11.07     202,127    $10.28
Granted                                                                 88,500             51,000                   32,850
                                                                                   20.31                 22.47                 15.35
Exercised                                                               27,618             12,415                   27,591
                                                                                    6.40                  9.05                 10.21
Expired                                                                                                              7,082
                                                                         7,711     17.94    3,000        19.50                 11.74
                                                                       -------    ------  -------  -----------              --------
Outstanding at end of period                                           289,060     16.16  235,889        13.53     200,304     11.07
                                                                       -------    ------  -------  -----------   ---------  --------
Options exercisable at end of period                                   200,560            186,889                  168,804
                                                                       =======            =======                =========
Weighted average fair value of
 options granted during the period                                                $ 7.23                $10.29                $ 7.74
                                                                                  ======           ===========              ========

     The following table summarizes information about stock options outstanding December 31, 1999:

Remaining
                                                                      Contractual
             Exercise              Options            Options            Life
              Price              Outstanding        Exercisable        (months)
          ----------------------------------------------------------------------------
              $  7.490                 7,260              7,260            6
              $  8.830                29,039             29,039           54
              $  9.610                16,133             16,133           40
              $ 11.980                29,039             29,039           67
              $ 12.730                 9,902              9,902           79
              $ 13.640                37,687             37,687           73
              $ 13.750                 3,000              3,000           85
              $ 16.000                25,500             25,500           91
              $ 21.250                31,000             31,000           97
              $ 25.250                 2,000              2,000          101
              $ 26.000                10,000             10,000          101
              $ 21.000                51,500                  -          110
              $ 20.625                12,000                  -          111
              $ 20.250                 3,000                  -          114
              $ 20.000                 7,000                  -          116
              $ 17.875                15,000                  -          118
          ----------------------------------------------------------------------------
                                     289,060            200,560
          ============================================================================

     There were 21 option holders at December 31, 1999. Options exercised during 1999 had exercise prices ranging from $9.30 to $16.00. Options exercised during 1998 had exercise prices ranging from $8.99 to $16.00. Options exercised during 1997 had exercise prices ranging from $7.49 to $13.64. The closing price of the Bancorp's stock at December 31, 1999 was $16.50 per share.

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

     As of December 31, 1999, the Federal Reserve Bank categorized the
Bancorp as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bancorp must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bancorp's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in thousands.)

                                                                             For                  To Be Well Capitalized
                                                                       Capital Adequacy           Under Prompt Corrective
                                               Actual                      Purposes                  Action Provisions
                                           -----------------         ---------------------         ---------------------
                                            Amount    Ratio           Amount        Ratio           Amount        Ratio
                                           -------    ------         -------        ------         -------        ------
As of December 31, 1999
   Total Capital                           $33,704      12.2%        $22,142        8.0%           $27,677        10.0%
    (to risk-weighted assets)
   Tier I Capital                           30,252      10.9          11,071        4.0             16,606         6.0
    (to risk-weighted assets)
   Tier I Capital                           30,252       7.5          16,140        4.0             20,175         5.0
    (to average assets)
As of December 31, 1998
   Total Capital                            33,188      14.1          18,841        8.0             23,551        10.0
    (to risk-weighted assets)
   Tier I Capital                           30,079      12.8           9,420        4.0             14,131         6.0
    (to risk-weighted assets)
   Tier I Capital                           30,079       7.8          15,340        4.0             19,175         5.0
    (to average assets)

9.   Parent Company Activity:

     The Bancorp owns all of the outstanding shares of the Bank. Summary financial statements of the Bancorp follow:

                              BALANCE SHEETS                           December 31,
                                                          -------------------------------------
                                                             1999                      1998
                                                          -----------               -----------
Assets:
   Cash                                                   $     3,047               $     1,843
   Investment in subsidiaries                              28,663,963                30,626,987
   Other assets                                               200,050                         -
Total assets                                              $28,867,060               $30,628,830
                                                          -----------               -----------

Liabilities:
   Other liabilities                                      $     2,963               $     2,963
Total stockholders' equity                                 28,864,097                30,625,867
Total liabilities and stockholders' equity                $28,867,060               $30,628,830
                                                          ===========               ===========


                      STATEMENT OF INCOME                            Year Ended December 31,
                                                         ------------------------------------------------
                                                            1999               1998               1997
                                                         -----------        -----------       -----------
Equity in earnings of Southern Financial Bank            $   955,539        $ 3,352,403       $ 2,808,064
Equity in earnings of Southern Web Tech                        5,190                  -                 -
                                                         $   960,729        $ 3,352,403       $ 2,808,064
                                                         ===========        ===========       ===========

         STATEMENT OF CASH FLOWS                                      Year Ended December 31,
                                                          -----------------------------------------------
                                                              1999             1998              1997
                                                          -----------       -----------       -----------
Operating activities:
 Net income                                               $   960,729       $ 3,352,403       $ 2,808,064
 Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
     Equity in undistributed income of subsidiaries           202,446        (2,932,412)       (2,605,511)
       Other operating activities                            (200,050)                -             3,385
                                                          -----------       -----------       -----------
     Net cash provided by operating activities                963,125           419,991           205,938
                                                          -----------       -----------       -----------
Net cash used by investing activities:
  Investment in Southern WebTech and P/S Web
    Services                                                 (249,950)                -                 -
                                                          -----------       -----------       -----------
Financing activities:
  Issuance of common stock                                    172,628           112,311           281,584
  Dividends on preferred and common stock                    (884,599)         (596,127)         (455,344)
                                                          -----------       -----------       -----------
      Net cash used by financing activities                  (711,971)         (483,816)         (173,760)
           Increase (decrease) in cash                          1,204           (63,825)           32,178
Cash, beginning of year                                         1,843            65,668            33,490
                                                          -----------       -----------       -----------
Cash, end of year                                         $     3,047       $     1,843       $    65,668
                                                          ===========       ===========       ===========

10.  Estimated Fair Value of Financial Instruments:

     The assumptions used and the estimates disclosed below in connection with the fair value of the Bancorp's financial statements represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of December 31, 1999. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

     Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that the Bancorp would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Bancorp's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Bancorp. The estimated fair values of the Bancorp's financial instruments at December 31, 1999 and 1998 are as follows:

                                                                                          December 31,
                                                                     -----------------------------------------------------
(dollars in thousands)                                                         1999                          1998
                                                                     -----------------------       -----------------------
                                                                     Carrying                      Carrying
                                                                      Amount      Fair Value       Amount       Fair Value
                                                                     --------     ----------       ------       ----------
Financial assets:
 Cash and amounts due from banks                                     $ 17,132       $ 17,132      $ 42,595      $ 42,595
 Available-for-sale securities                                         97,721         97,721        84,076        84,076
 Held-to-maturity securities                                           37,111         36,446        57,683        57,348
 Loans receivable, net of allowance                                   234,086        231,761       206,355       208,604
 Loans held for sale                                                      442            442           603           603

Financial liabilities:
 Deposits
  Checking accounts                                                    76,073         70,026        97,579        94,244
  Money market and savings accounts                                    75,726         69,707        54,278        53,818
  Certificates of deposit                                             215,389        214,577       215,048       216,038
Off balance sheet instruments
Interest rate swaps                                                       440          1,395             -             -

     The following methods and assumptions were used to estimate the fair value amounts at December 31, 1999 and 1998:

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

11.  Savings Plan:

     The Bancorp began an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Bancorp matches one half of each employee's contributions on a discretionary basis based on Bancorp profit, such match not to exceed 3 percent of the employee's earnings. The Bancorp's matching contributions to the Savings Plan were $70,275, $60,213 and $40,308 for the years ended December 31, 1999, 1998, and 1997, respectively.

12.  Provision for Income Taxes:

     The provision for income taxes consists of the following

                                                     Year Ended December 31,
                                              -----------------------------------
                                                 1999         1998        1997
                                              ----------   ----------  ----------
Current benefit provision:
 Federal                                      $ (463,160)  $1,400,752  $1,517,683
Deferred (benefit) provision:
 Federal                                       1,065,860       41,323    (185,883)
                                              ----------   ----------  ----------
                                              $  602,700   $1,442,075  $1,331,800
                                              ==========   ==========  ==========

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

     Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 1999 and 1998:

                                                                                    1999           1998
                                                                                 ----------     ----------
Assets:
    Provision for losses on loans and real estate owned                            $479,423     $  547,275
    Valuation of loans and securities                                                     -        134,183
    Depreciation                                                                    155,380        136,731
    Nonaccrual interest                                                              93,981         33,572
    Real estate owned                                                                77,655              -
    Lease                                                                            51,000              -
    Other                                                                            22,062          2,110
                                                                                  ---------     ----------
    Gross deferred tax assets                                                       879,501        853,871
                                                                                  ---------     ----------
Liabilities:
    FHLB dividend                                                                    15,858         35,771
    Deferred loan fees                                                              368,055        144,662
    Valuation of loans and securities                                               888,010              -
                                                                                  ---------     ----------
    Gross deferred tax liabilities                                                1,271,923        180,433
                                                                                  ---------     ----------
    Net deferred tax assets (liability) attributable to operations                 (392,422)       673,438
                                                                                  =========     ==========

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

                                                                         December 31,
                                                             ---------------------------------
                                                               1999          1998        1997
                                                             --------     ----------   -------
               Statutory Federal Income tax rate                   34%            34%       34%
               Dividend received deduction                          -             -2        -2
               Merger expenses                                     12              -         -
               Prior year adjustment                               -4             -2         -
               Other                                               -3              -         -
                                                             --------     ----------   -------
               Effective tax rate                                  39%            30%       32%
                                                             --------     ----------   -------

     Cash paid for income taxes was $1,218,000, $1,432,000, and $1,004,040 for the years ended December 31, 1999, 1998, and 1997, respectively.

13.  Commitments:

     The Bank leases its corporate headquarters and branch facilities under operating lease agreements. Most of the leases provide for the payment of property taxes and other costs by the Bank and include one or more renewal options ranging up to ten years. Annual rental commitments under all lease agreements consist of the following at December 31, 1999:

                                       Real
                                     Property      Sublease
                                      Leases        Income       Total
                                   -----------    ----------   ----------
2000                               $ 1,130,015    $  171,708   $  958,307
2001                                 1,097,177       181,186      915,991
2002                                   992,139       163,806      828,333
2003                                   947,279       164,132      783,147
2004                                   716,201        83,908      632,293
2005 and Thereafter                  1,802,714             -    1,802,714
                                   -----------    ----------   ----------
                                   $ 6,685,525    $  764,740   $5,920,785
                                   -----------    ----------   ----------

     Rent expense aggregated $1,071,905, $905,792, and $960,204 for the years ended December 31, 1999, 1998, and 1997, respectively.

     Outstanding loan commitments amounted to $11,945,081 (of which $1,100,000 had fixed interest rates) and $11,842,340 (of which $3,887,840 had fixed interest rates) at December 31, 1999 and 1998, respectively. The Bank had commitments from investors of $542,000 and $1,171,500 to purchase loans from the Bank at December 31, 1999 and 1998, respectively.

     At December 31, 1999, the Bank had commercial letters of credit outstanding in the amount of approximately $1,930,000.

     At December 31, 1999, the Bank had unfunded lines of credit of $31,606,535 and undisbursed construction loan funds of $8,171,067.

14.  Earnings Per Share:

     The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential diluted common stock. Potential dilutive common stock has no effect on income available to common stockholders. Income attributable to preferred stock is immaterial. Earnings per share amounts for prior periods have been restated to give effect to the application of SFAS 128 which was adopted in 1997.

                                                     1999                       1998                  1997
                                          ------------------------    ----------------------   ------------------
                                                          Per                       Per                     Per
                                                         Share                     Share                   Share
                                           Shares        Amount        Shares       Amount      Shares     Amount
                                          ---------     ----------    ---------   ----------   ---------   ------
Basic EPS                                 2,648,643     $     0.36    2,618,930   $     1.28   2,558,622   $1.10
                                          =========     ==========    =========   ==========   =========   =====

Effect of dilution
 Securities:
  Stock Options                              51,633                     105,139                   63,872
  Convertible Preferred Stock                21,975                      23,657                   25,223
                                          ---------                  ----------               ----------

  Diluted EPS                             2,722,251     $     0.35    2,747,726   $     1.22   2,647,717   $1.06
                                          =========     ==========   ==========   ==========  ==========  ======

15. Quarterly Financial Information (Unaudited - in thousands, except per share data):

                                                Quarter      Quarter      Quarter     Quarter
                                                 Ended        Ended        Ended       Ended
                                                Dec. 31,    Sept. 30,     June 30,   March 31,
                                                  1999         1999         1999        1999
                                               ----------   ----------   ----------  ----------
    Net interest income                        $    4,096   $    3,944   $    3,876  $    3,532
    Provision for loan losses                         300        1,049          440         341
    Total other income                                (79)         918          975       1,020
    Total other expense                             3,749        4,870        3,040       2,930
    Net income                                       (205)        (710)         989         887
    Earnings per share:
     Basic                                          (0.08)       (0.27)        0.37        0.34
     Diluted                                        (0.08)       (0.27)        0.36        0.32

    Weighted average shares outstanding:
     Basic                                      2,658,587    2,652,163    2,644,415   2,636,544
     Diluted                                    2,658,587    2,652,163    2,722,633   2,734,200

                                                       Quarter       Quarter        Quarter       Quarter
                                                        Ended         Ended          Ended         Ended
                                                       Dec. 31,     Sept. 30,       June 30,     March 31,
                                                         1998          1998           1998          1998
                                                      ----------    ----------     ----------    ----------
      Net interest income                             $    3,749    $    3,386     $    3,187    $    3,315
      Provision for loan losses                              300           384            328           289
      Total other income                                     756           883            753           753
      Total other expense                                  2,860         2,777          2,484         2,566
      Net income                                             917           760            857           818

      Earnings per share:
       Basic                                                0.35          0.29           0.33          0.32
       Diluted                                              0.34          0.28           0.31          0.30

     Weighted average shares outstanding
       Basic                                           2,624,335     2,619,639      2,603,813     2,583,108
       Diluted                                         2,736,928     2,743,051      2,739,487     2,715,945