Form 10-K, Exhibit 13
period 2000-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 2001-03-30
CIK 914789

                                  Exhibit 13



                        Southern Financial Bancorp, Inc.
                 December 31, 2000 Annual Report to Stockholders

                                                                       Southern Financial Bancorp, Inc.
                                                --------------------------------------------------------------------------------

                                                                              FINANCIAL HIGHLIGHTS
                                                --------------------------------------------------------------------------------
(dollars in thousands, except per share data)
                                                                                  Year Ended
                                                                                  December 31,
                                                    2000           1999             1998            1997                1996
                                                --------------------------------------------------------------------------------
Earnings Data:
Interest Income                                 $   37,810     $    29,756       $    27,857     $   25,536          $   22,295
Interest Expense                                    20,009          14,308            14,220         12,626              11,343
Net Interest Income                                 17,801          15,448            13,637         12,910              10,952
Provision for Loan Losses                            1,335           1,374             1,301          1,265                 906
Noninterest Income                                   4,553           3,615             3,145          2,257               1,593
Noninterest Expense                                 13,440          12,152            10,687          9,762               8,769
Income before Income Taxes                           7,579           5,537             4,794          4,140               2,870
Income Tax Expense                                   2,429           1,705             1,442          1,332                 954

Net Income before nonrecurring items            $    5,150     $     3,832 *     $     3,352     $    2,808          $    1,916 **
Net income                                      $    5,150     $       961       $     3,352     $    2,808          $    1,360

Per Share Data:
Basic Earnings per Share                        $     1.84     $      1.45 *     $      1.28     $     1.10          $     0.76 **
Diluted Earnings per Share                      $     1.82     $      1.41 *     $      1.22     $     1.06          $     0.73 **
Cash Basis Diluted Earnings Per Share           $     1.87     $      1.42 *     $      1.22     $     1.06          $     0.73 **
Book Value per Share (Period End)               $    13.17     $     10.87       $     11.62     $    10.69          $     9.72
Tangible Book Value per Share (Period End)      $    11.96     $     10.76       $     11.62     $    10.69          $     9.72
Average Shares Outstanding (Basic)               2,786,529       2,648,643         2,618,643      2,558,622           2,530,260
Average Shares Outstanding (Diluted)             2,836,386       2,722,251         2,747,726      2,647,717           2,607,881
Shares Outstanding (Period End)                  3,014,720       2,656,196         2,636,249      2,573,079           2,545,547

Cumulative Convertible Preferred Stock
Actual Shares Outstanding                           13,621          13,621            13,621         15,634              15,634

Period End Balances:
Total Assets                                   $   609,936     $   406,222       $   404,254        354,016          $  310,169
Total Loans, net of deferred fees                  318,912         237,980           209,417        207,303             180,636
Allowance for Loan Losses                            4,921           3,452             3,062          2,743               2,374
Total Earning Assets                               546,492         373,824           380,491        325,325             287,692
Total Intangible Assets                              3,639             284                 -              -                   -
Total Non-interest Bearing Deposits                 66,821          50,325            50,446         35,709              28,106
Total Interest Bearing Deposits                    448,291         316,863           316,459        284,655             246,865
Total Deposits                                     515,112         367,188           366,905        320,364             274,971
Capital Trust Borrowings                            13,000               -                 -              -                   -
Total Interest-Bearing Liabilities                 495,291         321,863           319,959        323,864             278,471
Total Liabilities                                  570,247         377,358           373,628        326,508             285,419
Total Stockholders' Equity                          39,689          28,864            30,626         27,508              24,750
Total Liabilities and Equity                       609,936         406,222           404,254        354,016             310,169

________________________________________________________________________________

* Net income and selected ratios exclude the following charges related to the Horizon merger: $756,000 special loan loss provision, $781,000 portfolio restructuring expenses, merger-related and other restructuring expenses totaling $2,347,000 before taxes.

** Net income and selected ratios exclude one-time charge for FSLIC insurance premium.

                                                                       Southern Financial Bancorp, Inc.
                                                 -------------------------------------------------------------------------------

                                                                              FINANCIAL HIGHLIGHTS
                                                 -------------------------------------------------------------------------------
(dollars in thousands, except per share data)
                                                                                  Year Ended
                                                                                  December 31,
                                                              2000          1999            1998          1997        1996
                                                 -------------------------------------------------------------------------------
% change in Equity                                             37.50%         -5.75%          11.32%        11.15%        5.00%
% change in Assets                                             50.15%          0.49%          14.19%        14.14%       14.90%
% change in Loans                                              34.01%         13.44%           0.88%        14.75%       14.15%
Stockholders' Equity to Tangible Assets
  (Period End)                                                  5.95%          7.04%           7.58%         7.77%        7.98%
Return on Average Assets                                        1.09%          0.95% *         0.92%         0.88%        0.69% **
Return on Average Equity                                       15.96%         12.44% *        11.62%        10.92%        7.83% **
Net interest Margin                                             4.05%          4.07%           3.97%         4.26%        4.12%
Efficiency Ratio                                               60.12%         63.75% *        63.68%        64.36%       69.90% **

Selected Average Balances:
Loans                                                     $  267,186      $ 219,286       $ 205,208     $ 193,094    $ 170,322
Investments                                                  172,890        161,517         137,746       109,398       95,603
Earning Assets                                               440,076        380,803         342,954       302,492      265,925
Total Assets                                                 473,126        404,373         364,348       319,091      278,086
Interest Bearing Deposits                                    338,435        303,729         282,750       252,014      223,166
Borrowings                                                    34,505         13,159           4,907         5,979        6,077
Total Interest Bearing Liabilities                           372,940        316,888         287,657       257,993      229,243
Noninterest Bearing Deposits                                  58,188         50,501          39,369        30,056       26,670
Total Deposits                                               396,623        354,230         322,119       282,070      249,836
Total Liabilities                                            440,858        373,563         335,281       292,963      253,616
Stockholders' Equity                                          32,268         30,810          29,067        26,128       24,469

Allowance for Credit Losses:
Balance-Beginning of Period                               $    3,452      $   3,062       $   2,743     $   2,374    $   2,041
Provision for Loan Losses                                      1,335          2,130  ***      1,301         1,265          906
Allowance acquired in First Savings merger                       594              -               -             -            -
Charge-offs                                                     (874)        (2,046)         (1,005)         (934)        (592)
Recoveries                                                       414            306              23            38           19
                                                         --------------------------      -------------------------------------
Balance-End of Period                                     $    4,921      $   3,452       $   3,062     $   2,743        2,374

Asset Quality
90 Days Past Due                                          $        9      $     235       $     886     $      77    $     207
Nonaccrual Loans                                          $    1,872      $     522       $   2,906     $   2,408    $   2,831
Other Real Estate Owned                                   $       17      $   2,296       $     498     $     722    $   1,307
Total Nonperforming Assets                                $    1,898      $   3,053       $   4,290     $   3,207    $   4,345
Provision for Loan Losses to net charge-offs                     290%           122%            132%          141%         158%
Nonperforming Assets to Total Assets                            0.31%          0.75%           1.06%         0.91%        1.40%
Allowance for Loan Losses to Nonperforming Assets             259.27%        113.07%          71.38%        85.53%       54.64%
Allowance for Loan Losses to Total Loans                        1.54%          1.45%           1.46%         1.32%        1.31%

____________________________________________________________________________

*** Provision includes $756,000 special loan loss provision recorded by Horizon Bank in 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                                   Overview
NET INCOME

Net income for the year ended December 31, 2000, was $5.2 million ($1.82 diluted earnings per share), a 34.4% increase compared with earnings of $3.8 million ($1.41 diluted earnings per share) for the year ended December 31, 1999 before including non-recurring special charges and expenses related to the merger on October 1, 1999 with The Horizon Bank of Virginia. Net income including merger-related charges and expenses totaled $961 thousand ($0.35 diluted earnings per share) for the year ended December 31, 1999. The increase in net income before non-recurring expenses was attributable to increases in net interest income and non-interest income which more than offset the increase in non-interest expenses. Net income, excluding non-recurring special charges and expenses has increased consistently over the last five years. Return on average assets reached 16.0% for the year ended December 31, 2000.

Net income -bar graph         Return on Average Equity-bar graph
1996            1,916**        7.83%**
1997            2,808         10.92%
1998            3,352         11.62%
1999            3,832*        12.44%*
2000            5,150         15.96%

*1999 net income and return on average equity exclude non-recurring special charges and expenses related to the Horizon merger
**1996 net income and return on average equity exclude one-time charge for FSLIC insurance premium

BALANCE SHEET

Total assets increased 50.2% to $609.9 million at December 31, 2000, from $406.2 million at December 31, 1999. On September 1, 2000, Southern Financial merged with First Savings Bank of Virginia. The merger with First Savings, accounted for as a purchase transaction, resulted in an increase of $74.8 million in total assets, including goodwill acquired of $3.5 million. The remaining increase in assets resulted primarily from growth in investment securities and loans. Deposits and borrowings, including issues of trust preferred securities, or capital trust borrowings, funded the earning asset growth. The total number of deposit accounts increased to 30,668, or 5.7% over the prior year. The capital trust borrowings, which qualify as regulatory capital, provide Southern Financial the ability to grow the balance sheet.

LOANS

Loans receivable, net of deferred fees, and allowance for loan losses were $314.0 million at December 31, 2000, an increase of 33.9% compared with December 31, 1999. Southern Financial's principal lending activity is the origination of commercial mortgage and non-mortgage loans to small and medium-sized businesses, including loans through various lending programs of the Small Business Administration (SBA). During the year ended December 31, 2000, Southern Financial continued to grow the commercial loan portfolio. Overall, commercial loans increased 43.5%, or $74.9 million compared with the prior yearend. Commercial loan originations totaled $84.9 million, including undisbursed lines of credit, and individual loan purchases totaled $25.2 million during 2000. This growth is a continuation of a trend since mid 1995. In fact, as of December 31, 1995, commercial business loans and non-residential mortgage loans were 15% and 32%, respectively, of gross loans at December 31, 1995. By December 31, 2000, they had grown to 32% and 46%, respectively, of gross loans. The increase in commercial loans, including SBA loans, reflects Southern Financial's growth strategy and focus on small and middle size business lending.

Commercial Real Estate Lending

     At December 31, 2000 commercial real estate loans totaled $146.2 million, of which $130.3 were permanent loans and $15.9 million were construction loans. Of Southern Financial's permanent commercial real estate loans, $41.1 million and $4.8 million, respectively, were made under the Small Business Administration 7(a) and 504 loan programs. The Small Business Administration 7(a) and 504 loan programs are economic development programs. The SBA in cooperation with banks and other lending institutions finances the expansion of small businesses. Commerical real estate loans made under the SBA 7(a) and 504 loan programs totaled $46.9 million for permanent and construction loans combined. Southern Financial also offers an extensive array of commercial real estate loans outside of Small Business Administration programs. These loans, which totaled $99.2 million at December 31, 2000, included $73.2 million which serve both the investor and owner occupied facility market. These loans are secured by real estate with loan-to-values averaging less than 70%.

Commercial Business Lending

     In general, commercial business loans involve more credit risk than do residential mortgage loans and real estate backed commercial loans and, therefore, usually yield a higher return to Southern Financial. The increased risk for commercial business loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced principally from the business operations conducted, and such operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than mortgage loans. Therefore, Southern Financial utilizes the Small Business Administration 7(a) program (7(a) Program) to reduce the inherent risk associated with this type of lending. At December 31, 2000, Southern Financial had $101 million in commercial business loans, which represent 32% of Southern Financial's total loans receivable. Of the $101 million, 12% are 7(a) Program loans. During the year ended December 31, 2000, Southern Financial originated and closed $15.9 million in loans under the 7(a) Program and sold $11.9 million on the secondary market.

     Other types of commercial business lending include loans originated under Southern WebTech.com's ARTS program, discussed in the Technology section. At December 31, 2000, $13.2 million, or 13% of commercial business loans were part of the ARTS loan program. Also included in commercial business loans are $5.6 million of loans for equipment leases to small and medium sized companies.

(Commercial loan growth-bar graph)
1996              113.3
1997              138.1
1998              148.7
1999              177.6
2000              248.2

INVESTMENTS

The increase in investment securities is attributable to purchases of residential mortgage-backed securities and corporate bonds. The investment securities were purchased to provide interest income to offset the cost of the capital trust borrowings while Southern Financial's management grows the loan portfolio. The capital trust borrowings provide a vehicle to grow the balance sheet because of its capital qualifications; therefore, significant purchases of investments available for sale were made. During the year ended December 31, 2000, purchases of investment securities totaled $124.2 million. During the fourth quarter of 2000, all of Southern Financial's investment securities were classified as available for sale to allow for more active management of the securities portfolio. Sales of investment securities totaled $20.4 million during 2000, generating net losses of $168 thousand. The securities sold were replaced with higher yielding residential mortgage-backed securities and corporate bonds.

LIABILITIES

Deposits, which represent 91.6 % of interest-rate sensitive liabilities as of December 31, 2000, have consistently been the largest source of funding Southern Financial's asset growth. Other debt used to fund asset growth includes overnight and term borrowings with the Federal Home Loan Bank of Atlanta, and capital trust borrowings. Two separate trust preferred offerings generated proceeds of $5 million and $8 million, respectively, during the year ended December 31, 2000. The $13 million of capital trust borrowings, classified as subordinated debt securities of Southern Financial Bancorp, qualify as capital for regulatory banking purposes.

 (Total asset growth -bar graph)      (Total capital growth-bar graph)
1996     310,169                      24,750
1997     354,016                      27,508
1998     404,254                      30,626
1999     406,222                      28,864
2000     609,936                      52,689*
* 2000 capital includes $13 million capital trust borrowings

     Results of Operation

     The operating results of the Bank depend primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of its non-interest income, including income or loss from the sale of loans and fees and service charges on deposit accounts, and by the level of its operating expenses, including compensation, premises and
equipment, deposit insurance assessments and income taxes.   The following
tables provide information regarding changes in interest income and interest expense, as well as the underlying components of interest-earning assets and interest-bearing liabilities.

The following table also presents, for the periods indicated, average monthly balances of and weighted average yields on interest-earning assets and average balances and weighted average effective interest paid on interest bearing liabilities.

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

Average Balances, Yields and Rates
(in thousands)

                                                    Year ended                  Year ended                       Year ended
                                                    December 31                 December 31                      December 31
                                                        2000                        1999                             1998
                                           -----------------------------------------------------------------------------------------
                                                Average        Average       Average        Average           Average      Average
                                                balance       yield/rate     balance      yield/rate          balance     yield/rate
                                           -----------------------------------------------------------------------------------------
Interest-earning assets
    Loans receivable                            $267,186        9.53  %     $219,286             9.11  %     $205,208         9.53 %
    Investments                                  172,890        7.16         161,517             6.06         137,746         6.03
------------------------------------------------------------------------------------------------------------------------------------
        Total interest-earning assets            440,076        8.60         380,803             7.82         342,954         8.12
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities
    Deposits                                     396,623        4.41         354,230             3.83         322,119         4.33
    Borrowings                                    34,505        6.96          13,159             5.56           4,907         5.50
------------------------------------------------------------------------------------------------------------------------------------
        Total interest-bearing
         liabilities                             431,128        4.64         367,389             3.89         327,026         4.35
------------------------------------------------------------------------------------------------------------------------------------
Average dollar difference
between interest-earning assets
and interest-bearing liabilities                   8,948                      13,414                           15,928
====================================================================================================================================
Interest rate spread                                            3.96                             3.93                         3.77
====================================================================================================================================
Interest margin                                                 4.05                             4.07                         3.97
====================================================================================================================================







Rate /Volume Analysis
(in thousands)

                                              Year ended December 31, 2000 compared         Year ended December 31, 1999 compared
                                                 to year ended December 31, 1999               to year ended December 31, 1998
                                              ----------------------------------------------------------------------------------
                                                Volume        Rate           Total           Volume            Rate        Total
                                              ----------------------------------------------------------------------------------
Interest income
    Loans Receivable                            $4,557      $  962        $  5,519           $1,309        $   (882)      $  427
    Investments                                    708       1,827           2,535            1,443              28        1,471
--------------------------------------------------------------------------------------------------------------------------------
        Total interest income                    5,265       2,789           8,054            2,752            (854)       1,898
--------------------------------------------------------------------------------------------------------------------------------
Interest expense
    Deposits                                     1,780       2,253           4,033            1,359          (1,733)        (374)
    Borrowings                                   1,398         270           1,668              459               3          462
--------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                   3,178       2,523           5,701            1,818          (1,730)          88
================================================================================================================================
Net interest income                              2,087         266           2,353              934             876        1,810
================================================================================================================================

Comparison of the year ended December 31, 2000 with the year ended December 31, 1999

Net income for the year ended December 31, 2000, was $5.2 million ($1.82 diluted earnings per share), a 34.4% increase compared with earnings of $3.8 million ($1.41 diluted earnings per share) for the year ended December 31, 1999 before including non-recurring special charges and expenses related to the merger on October 1, 1999 with The Horizon Bank of Virginia. Net income including merger-related charges and expenses totaled $961 thousand ($0.35 diluted earnings per share) for the year ended December 31, 1999. The increase in net income before non-recurring expenses was primarily attributable to growth in earning assets which contributed to net interest income. In addition, non-interest income increased due to fees generated both from Southern Financial's deposit and commercial product services, as well as income generated from Southern WebTech.com, a wholly owned subsidiary.

     Net interest income. Net interest income before provision for loan losses was $17.8 million for the year ended December 31, 2000, an increase of 15.2% over $15.4 million for the year ended December 31, 1999. The increase in net interest income is attributable to the income generated from the earning asset growth during 2000. The capital trust borrowings, while a higher cost of debt, allowed Southern Financial to grow the balance sheet, increasing primarily interest earning assets. The higher cost of debt associated with the capital trust borrowings, however, had an adverse impact on the net interest margin, which decreased to 4.05% for the year ended December 31, 2000 compared with 4.07% for the year ended December 31, 1999.

     Total interest income. Total interest income was $37.8 million for the year ended December 31, 2000, an increase of 27.1% over $29.8 million for the year ended December 31, 1999. The higher interest income is attributable to growth in interest earning assets and higher yields on both loan receivables and investment securities compared with the prior year. The improved yield on loans
is due to the growth in the commercial loan portfolio.   The higher yield on
investment securities is due to purchases of investment securities during 2000, some of which replaced lower yielding securities sold during the fourth quarter.

     Total interest expense. Total interest expense for the year ended December 31, 2000 was $20.0 million, an increase of 39.8% over $14.3 million for the year ended December 31, 1999. This increase was due primarily to growth in the average balance of deposits, and an increase in the cost of those deposits. Interest expense includes offsetting interest income of $392 thousand generated from interest rate swaps, which effectively convert fixed rate cost to floating rate based on LIBOR. Southern Financial also has entered into interest rate swaps that convert floating rates to fixed. Interest rate swaps totaled $90 million as of December 31, 2000. The capital trust borrowings, which averaged $5.5 million, with a cost of 11.05%, contributed to the higher cost of borrowings during 2000.

     Provision for loan losses. The provision for loan losses totaled $1.3 million for the year ended December 31, 2000, a decrease over the provision of $2.1 million for the year ended December 31, 1999 after the special provision taken in 1999 related to the Horizon merger. The provision for 1999 included a special provision of $756 thousand taken by the Horizon Bank of Virginia as a result of an examination earlier in 1999 and an enhanced approach to setting their reserves.

     The provision for loan losses is a current charge to earnings to increase the allowance for loan losses. The Bancorp has established the allowance for loan losses to absorb the inherent risk in lending after considering an evaluation of the loan portfolio, current economic conditions, changes in the
nature and volume of lending and past loan experience.   The Bancorp's opinion
is that the allowance for loan losses at December 31, 2000 remains adequate. Although the Bank believes that the allowance is adequate, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank's results of operations. The allowance for loan losses at December 31, 2000 was $4.9 million, or 1.54% of total loans receivable, net of deferred fees compared to $3.5 million, or 1.45% at December 31, 1999.

     Other income. Other income totaled $4.6 million for the year ended December 31, 2000, an increase of 60.6%, from $2.8 million for the year ended December 31, 1999. The increase in non-interest income was 25.9% compared with 1999 before the non-recurring charges related to the Horizon merger. The increase is due, in part, to fees generated from deposits, electronic banking activities, and loan fees.

     Also included in non-interest income are gains from the sale of real estate owned totaling $200 thousand, which offset losses on sales of investment securities totaling $168 thousand. The remaining increase in non-interest income is due to fees generated from commercial service products and from Southern WebTech.com. Further, in October, Southern Financial purchased $15 million of bank owned life insurance, which replaced interest earning assets, generating non-interest income of $217 thousand, representing the increase in its current value.

     Other expenses. Other expenses for the year ended December 31, 2000 were $13.4 million, a decrease of 7.9% from $14.6 million for the year ended December 31, 1999. Other expenses in the year ended December 31, 1999 included non-recurring restructuring charges and merger expenses of $685 thousand and $1.8 million, respectively. Other expenses for the year ended December 31, 2000 increased by 10.6% when compared to other expenses during 1999 before merger and restructuring expenses.

     Employee compensation and benefits increased 8.8% to $7.0 million for the year ended December 31, 2000 from $6.4 million for the prior year. The increase reflects the cost of staffing the two branches acquired from First Savings; normal wage increases for existing personnel and the costs of the human infrastructure necessary to operate a larger and more complex institution.

     Expenses for premises and equipment increased $378 thousand, or 11.25% compared to the prior year. This increase in expenses is primarily attributable to office occupancy expenses related to the First Savings merger and service bureau expenses associated with the loan and deposit accounts acquired from the two First Savings Bank branches. The growth in loan and deposit accounts of the remaining 17 branches also contributed to the increase in expenses.

     Other expenses increased 14.5% to $2.7 million for the year ended December 31, 2000 from $2.3 million for the prior year. These expenses included professional services related to audit and legal, advertising, telephone, supplies and other general operating expenses. The increase is primarily attributable to Southern Financial's increased staffing as well as increases in accounts serviced. While the total other expenses has increased, the efficiency ratio improved for the year ended December 31, 2000, demonstrating Southern Financial's ability to effectively merge both Horizon and First Savings into one organization.

(Efficiency Ratio-bar graph)
1996                     69.90*
1997                     64.36
1998                     63.68
1999                     63.75**
2000                     60.12
2001

 *1996 efficiency ratio has been restated to exclude SAIF special assessment **1999 efficiency ratio has been restated to exclude Restructuring and Merger Expenses

Comparison of the year ended December 31, 1999 with the year ended December 31, 1998

     Southern Financial's net income for the year ended December 31, 1999 was $961 thousand, a decrease of 71.3% over net income of $3.4 million for the year ended December 31, 1998. The decrease in net income was attributable to non-recurring special charges and expenses related to Southern Financial's merger with the Horizon Bank of Virginia on October 1, 1999. Excluding non-recurring special charges and expenses related to the merger, net income totaled $3.8 million for the year ended December 31, 1999 an increase of 14.3% over net income during the year ended December 31, 1998. Diluted earnings per share for the year ended December 31, 1999 were $0.35 (or $1.41 excluding non-recurring special charges and expenses relating to the merger) as compared to $1.22 for the year ended December 31, 1998. The weighted average number of diluted shares of common stock outstanding were 2,722,251 for the year ended December 31, 1999 and 2,747,726 for the year ended December 31, 1998.

     Net interest income. Net interest income before provision for loan losses was $15.5 million for the year ended December 31, 1999, an increase of 13.3% over $13.6 million for the year ended December 31, 1998. This increase was due to the growth in the average level of earning assets from $343.0 million to $380.8 million and an improvement in the interest rate spread to 3.94% in 1999 from 3.77% during the year ended December 31, 1998. In addition, the interest margin grew from 3.97% in 1998 to 4.07% during 1999.

     Total interest income. Total interest income was $29.8 million for the year ended December 31, 1999, an increase of 6.8% over $27.9 million for the year ended December 31, 1998. This increase resulted from growth in interest-earning assets. Average loans receivable increased by $14.1 million and average investment securities increased by $23.8 million over 1998.

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

     Total interest expense. Total interest expense for the year ended December 31, 1999 was $14.3 million, an increase of 0.6% over $14.2 million for the year ended December 31, 1998. This increase was due primarily to growth in the average balance of deposits, which were $354.2 million for the year ended December 31, 1999 compared to $322.1 million for the prior year. The average effective rate paid on interest-bearing liabilities was 3.89% for the year ended December 31, 1999; a decrease of 46 basis points from 4.35% for the year ended December 31, 1998.

     Provision for loan losses. The provision for loan losses amounted to $2.1 million for the year ended December 31, 1999; an increase over the provision of $1.3 for the year ended December 31, 1998. The provision for 1999 included a special provision of $756 thousand taken by the Horizon Bank of Virginia as a result of an examination earlier in 1999 and an enhanced approach to setting their reserves. The provision for loan losses is a current charge to earnings to increase the allowance for loan losses. The Bancorp has established the allowance for loan losses to absorb the inherent risk in lending after considering an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending and past loan experience. The Bancorp's opinion is that the allowance for loan losses at December 31, 1999 remains adequate. Although Southern Financial believes that the allowance is adequate, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank's results of operations. The allowance for loan losses at December 31, 1999 was $3.5 million, or 1.45% of total loans receivable compared to $3.1 million, or 1.45% at December 31, 1998.

     Other income. Other income totaled $2.8 million for the year ended December 31, 1999, a decrease of 9.9%, from $3.1 million for the year ended December 31, 1998. The decline was attributable to the sale of the investments formerly held by the Horizon Bank of Virginia, which resulted in a loss of $781 thousand.

     Other expenses. Other expenses for the year ended December 31, 1999 were $14.6 million, an increase of 36.5% from $10.7 million for the year ended December 31, 1998. Other expenses in the year ended December 31, 1999 included non-recurring restructuring charges and merger expenses of $685 thousand and $1.8 million respectively.

     Employee compensation and benefits increased 19.9% to $6.4 million for the year ended December 31, 1999 from $5.4 million for the prior year. The increase reflects the cost of staffing the two new branches opened in early 1999; normal wage increases for existing personnel and the costs of the human infrastructure necessary to operate a larger and more complex institution.

     Expenses for premises and equipment increased $641 thousand to $3.4 million during the year ended December 31, 1999 compared to the prior year. This increase in expenses is primarily attributable to opening branches in Fredericksburg and Manassas during the first quarter of 1999 and to the former Horizon Bank of Virginia having excess, unused space for much of the year.

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

     The Bancorp's interest rate sensitivity is primarily monitored by management through the use of a model which generates estimates of the change in the Bancorp's market value of portfolio equity ("MVPE") over a range of interest rate scenarios. A third party prepared such analysis for Southern Financial. MVPE is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates, and deposit decay rates. The following table sets forth an analysis of the Bancorp's interest rate risk as measured by the estimated change in MVPE resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus 300 basis points, measured in 100 basis point increments) as of December 31, 2000.

                Sensitivity of Market Value of Portfolio Equity
                            (amounts in thousands)

              Change in                 Market Value of Portfolio Equity                          Market Value of
           Interest Rates          Amount         $ Change      % Change                    Portfolio Equity as a % of
           In Basis Points                       From Base        From                        Total        Portfolio
            (Rate Shock)                                          Base                       Assets          Equity
                                                                                                           Book Value
          --------------------------------------------------------------------------------------------------------------
          Up 300                  35,488         (9,871)         -21.76%                          5.82%          89.42%
          Up 200                  40,706         (4,653)         -10.26%                          6.67%         102.56%
          Up 100                  42,502         (2,857)          -6.30%                          6.97%         107.09%
          Base                    45,359              -            0.00%                          7.44%         114.29%
          Down 100                47,492          2,133            4.70%                          7.79%         119.66%
          Down 200                48,809          3,450            7.61%                          8.00%         122.98%
          Down 300                50,867          5,508           12.14%                          8.34%         128.16%

     Southern Financial's interest rate sensitivity is also monitored by management through the use of a model that generates estimates of the change in the adjusted net interest income over a range of interest rate scenarios. A third party also prepared such analysis for the Bancorp. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In this regard, the model assumes that the composition of the Bancorp's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.

                      Sensitivity of Net Interest Income
                            (amounts in thousands)

                   Change in                     Adjusted Net
                Interest Rates                  Interest Income                       Net Interest Margin
                In Basis Points                    % Change                                        % Change
                 (Rate Shock)        Amount        From Base                        Percent        From Base
                --------------------------------------------------              ----------------------------------
                Up 300               20,588               -3.66%                         3.38%          -3.70%
                Up 200               21,069               -1.41%                         3.46%          -1.42%
                Up 100               21,234               -0.64%                         3.48%          -0.85%
                Base                 21,370                0.00%                         3.51%           0.00%
                Down 100             21,655                1.33%                         3.55%           1.14%
                Down 200             21,936                2.65%                         3.60%           2.56%
                Down 300             22,654                6.01%                         3.72%           5.98%

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

Liquidity and Capital Resources

     Southern Financial's principal sources of funds are deposits, loan repayments, proceeds from the sale of securities and loans, repayments from mortgage-backed securities, FHLB advances, other borrowings and retained income.

     At December 31, 2000, Southern Financial had $36.0 million of undisbursed loan funds and $17.2 million of approved loan commitments. The amount of certificate of deposit accounts maturing in calendar year 2001 is $215.5 million. It is anticipated that funding requirements for these commitments can be met from the normal sources of funds previously described.

     Southern Financial is subject to regulations of the Federal Reserve Board that impose certain minimum regulatory capital requirements. Under current Federal Reserve Board regulations, these requirements are (a) leverage capital of 4.0% of adjusted average total assets; (b) tier I capital of 4% of risk-weighted assets; (c) tier I and II capital of 8% of risk-weighted assets. At December 31, 2000, the Bank's capital ratios were 8.4% leverage capital; 11.4% tier I capital; and 12.6% tier I and II capital.

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

                         Independent Auditors' Report


To the Board of Directors and Stockholders of Southern Financial Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Southern Financial Bancorp, Inc. and subsidiaries (Bancorp) as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of the Horizon Bank of Virginia (Horizon) which was acquired during 1999 in a transaction accounted for as a pooling of interests, as discussed in note 1. Such statements are included in the consolidated financial statements of the Bancorp and reflect total interest income constituting 33% in 1998 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Horizon, is based solely on the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



KPMG LLP
Richmond, VA,
January 25,  2001

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000 and 1999

Assets                                                                        December 31, 2000            December 31, 1999
--------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                              $  22,036,524                $  12,667,620
Overnight earning deposits                                                               2,479,728                    4,464,338
Investment securities, available-for-sale                                              230,022,663                   97,721,012
Investment securities, held-to-maturity (estimated market
  value of $36,445,749)                                                                          -                   37,110,889
Loans held for sale                                                                        220,000                      442,000
Loans receivable, net                                                                  313,770,584                  234,086,432
Cash surrender value of life insurance                                                  15,217,987                            -
Premises and equipment, net                                                              6,687,190                    6,445,589
Other assets                                                                            19,501,410                   13,283,684
--------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                         $ 609,936,086                $ 406,221,564
================================================================================================================================

Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------------------

Liabilities:
Deposits                                                                             $ 515,111,665                $ 367,187,558
Advances from Federal Home Loan Bank - short term                                       19,000,000                            -
Advances from Federal Home Loan Bank - long term                                        15,000,000                    5,000,000
Capital trust borrowings                                                                13,000,000                            -
Other liabilities                                                                        8,135,260                    5,169,909
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                      570,246,925                  377,357,467
--------------------------------------------------------------------------------------------------------------------------------

Commitments
Stockholders' equity:
6% cumulative convertible preferred stock, $.01 par value,
  500,000 shares authorized, 13,621 shares issued and
  outstanding, respectively                                                                    136                          136
Common stock, $.01 par value, 5,000,000 shares authorized,
  3,014,710 and 2,656,196 shares issued and outstanding,
  respectively                                                                              30,147                       26,562
Capital in excess of par                                                                28,713,010                   23,662,935
Retained earnings                                                                       10,709,742                    6,898,249
Accumulated other comprehensive income (loss)                                              236,126                   (1,723,785)
--------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                              39,689,161                   28,864,097
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                           $ 609,936,086                $ 406,221,564
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, and 1998

                                                                      Year Ended        Year Ended         Year Ended
                                                                     December 31,      December 31,       December 31,
                                                                         2000              1999               1998
------------------------------------------------------------------------------------------------------------------------
Interest income:
Loans                                                                $  25,500,811     $  19,982,224      $  19,554,490
Investment securities                                                   12,309,257         9,773,796          8,303,057
------------------------------------------------------------------------------------------------------------------------
Total interest income                                                   37,810,068        29,756,020         27,857,547
------------------------------------------------------------------------------------------------------------------------
Interest expense:
Deposits                                                                17,608,760        13,576,177         13,950,093
Borrowings                                                               2,399,924           731,801            270,099
------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                  20,008,684        14,307,978         14,220,192
------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     17,801,384        15,448,042         13,637,355
Provision for loan losses                                                1,335,000         2,129,660          1,300,801
------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     16,466,384        13,318,382         12,336,554
------------------------------------------------------------------------------------------------------------------------
Other income:
Fee income                                                               2,894,090         2,154,923          1,898,188
Gain on sale of loans                                                    1,274,033         1,115,351          1,116,650
Gain (Loss) on sale of investment securities, net                         (167,467)         (692,419)            67,817
Other                                                                      551,925           256,162             62,372
------------------------------------------------------------------------------------------------------------------------
Total other income                                                       4,552,581         2,834,017          3,145,027
------------------------------------------------------------------------------------------------------------------------
Other expense:
Employee compensation and benefits                                       7,019,287         6,448,960          5,379,683
Premises and equipment                                                   3,740,679         3,362,410          2,721,603
Restructuring charges                                                            -           685,336                  -
Merger expenses                                                                  -         1,751,657                  -
Other                                                                    2,679,997         2,340,607          2,585,817
------------------------------------------------------------------------------------------------------------------------
Total other expense                                                     13,439,963        14,588,970         10,687,103
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               7,579,002         1,563,429          4,794,478
Provision for income taxes                                               2,428,900           602,700          1,442,075
------------------------------------------------------------------------------------------------------------------------
Net income                                                           $   5,150,102     $     960,729      $   3,352,403
========================================================================================================================
Earnings per common share:
Basic                                                                $        1.84     $        0.36      $        1.28
Diluted                                                                       1.82              0.35               1.22
Weighted average shares outstanding:
Basic                                                                    2,786,529         2,648,643          2,618,930
Diluted                                                                  2,836,386         2,722,251          2,747,726
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2000, 1999, and 1998

                                                              Year Ended          Year Ended          Year Ended
                                                             December 31,        December 31,        December 31,
                                                                 2000                1999                1998
----------------------------------------------------------------------------------------------------------------
Net income                                                   $  5,150,102       $     960,729        $ 3,352,403
Other comprehensive income:
Cash flow hedge:
  Unrealized holding gain/(loss)                                 (689,079)          1,260,465                  -
  Reclassification adjustment for net interest
    income included in net income                                (229,589)             (4,165)                 -
Available-for-sale securities:
  Unrealized holding gain/(loss)                                3,385,998          (4,994,973)           215,803
  Unrealized gain on transfer of held-to-
    maturity securities                                           334,770                   -            229,612
  Reclassification adjustment for net (gains)/losses
    included in net income                                        167,467             692,419            (67,817)
----------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax                    2,969,567          (3,046,254)           377,598
Income tax expense (benefit) related to items of other
    comprehensive income (loss)                                 1,009,656          (1,035,726)           128,383
----------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                   1,959,911          (2,010,528)           249,215

Comprehensive income (loss)                                  $  7,110,013       $  (1,049,799)       $ 3,601,618
================================================================================================================





The accompanying notes are an integeral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, 1998

                                                                         Convertible                     Capital in
                                                                          Preferred       Common         Excess of
                                                                           Stock           Stock          Par Value
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                               $       156     $      25,731   $  22,535,044
   Dividends on preferred and common stock ($0.87 per preferred share)
                                             ($0.22 per common share)
   Conversion of preferred stock to common stock                                 (20)               32             (12)
   Options exercised                                                                               109         112,202
   Stock dividend of 5%                                                                            491         843,272
   Change in other comprehensive income
   Net income
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                       136            26,363      23,490,506
   Dividends on preferred and common stock ($0.87 per preferred share)
                                             ($0.33 per common share)
   Options exercised                                                                               199         172,429
   Change in other comprehensive income
   Net income
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                       136            26,562      23,662,935
   Dividends on preferred and common stock ($0.87 per preferred share)
                                             ($0.48 per common share)
   Issuance of common stock                                                                      4,270       6,069,361
   Repurchase of common stock                                                                     (757)     (1,073,590)
   Options exercised                                                                                72          54,304
   Change in other comprehensive income
   Net income
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                               $       136     $      30,147   $  28,713,010
=========================================================================================================================
                                                                                           Accumulated
                                                                                               Other            Total
                                                                            Retained       Comprehensive    Stockholders'
                                                                            Earnings       Income (Loss)       Equity
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                               $ 4,909,606     $      37,528   $  27,508,065
   Dividends on preferred and common stock ($0.87 per preferred share)      (596,127)                         (596,127)
                                             ($0.22 per common share)
   Conversion of preferred stock to common stock                                                                     -
   Options exercised                                                                                           112,311
   Stock dividend of 5%                                                     (843,763)                                -
   Change in other comprehensive income                                                        249,215         249,215
   Net income                                                              3,352,403                         3,352,403
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                 6,822,119           286,743      30,625,867
   Dividends on preferred and common stock ($0.87 per preferred share)      (884,599)                         (884,599)
                                             ($0.33 per common share)
   Options exercised                                                                                           172,628
   Change in other comprehensive income                                                     (2,010,528)     (2,010,528)
   Net income                                                                960,729                           960,729
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                 6,898,249        (1,723,785)     28,864,097
   Dividends on preferred and common stock ($0.87 per preferred share)    (1,338,609)                       (1,338,609)
                                             ($0.48 per common share)
   Issuance of common stock                                                                                  6,073,631
   Repurchase of common stock                                                                               (1,074,347)
   Options exercised                                                                                            54,376
   Change in other comprehensive income                                                      1,959,911       1,959,911
   Net income                                                              5,150,102                         5,150,102
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                               $10,709,742     $     236,126   $  39,689,161
=========================================================================================================================


The accompanying notes are an integeral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998

                                                                                      Year Ended       Year Ended      Year Ended
                                                                                      December 31,     December 31,    December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          2000             1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net Income                                                                          $   5,150,102    $    960,729      $  3,352,403
Adjustments to reconcile net income to
    net cash provided by operating activities:
Depreciation and amortization                                                           1,151,668         919,377         1,210,678
Provision for loan losses                                                               1,335,000       2,129,660         1,300,801
Gain on sale of loans                                                                  (1,274,033)     (1,115,351)       (1,116,650)
(Gain) loss on sale of securities                                                         167,467         692,419           (67,817)
Amortization of deferred loan fees                                                       (533,778)       (787,294)         (623,098)
Net funding of loans held for sale                                                        427,458         583,820         1,928,595
Increase in other assets                                                               (3,054,786)     (2,378,692)       (1,984,651)
Increase in other liabilities                                                           2,239,159       1,960,441         1,125,299
-----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                               5,608,257       2,965,109         5,125,560
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Increase in loans receivable                                                          (31,973,177)    (28,513,323)       (2,483,168)
Purchase of investment securities, held-to-maturity                                    (7,776,346)    (11,462,105)      (19,077,011)
Purchase of investment securities, available-for-sale                                (116,457,714)    (61,056,211)      (83,887,904)
Sale of investment securities available-for-sale                                       20,399,172      37,455,059        16,965,806
Paydowns of investment securities, held-to-maturity                                     4,698,270      16,205,058        31,407,212
Paydowns of investment securities, available-for-sale                                  19,486,818      19,761,562        17,792,792
Purchase of bank owned life insurance                                                 (15,000,000)              -                 -
Cash acquired from merger                                                              11,080,705               -                 -
Increase in premises and equipment                                                       (701,726)     (1,628,444)         (533,278)
Increase in Federal Home Loan Bank stock                                                 (733,500)       (260,200)         (152,000)
-----------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                                (116,977,498)    (29,498,604)      (39,967,551)
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Net increase in deposits                                                               90,972,915         282,224        46,540,850
Increase (decrease) in advances from FHLB                                              17,139,200       1,500,000          (500,000)
Proceeds from Capital Trust Borrowings                                                 13,000,000               -                 -
Proceeds from stock options exercised                                                      54,376         172,628           112,311
Repurchase of common stock                                                             (1,074,347)              -                 -
Dividends on preferred and common stock                                                (1,338,609)       (884,599)         (596,127)
-----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                             118,753,535       1,070,253        45,557,034
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                    7,384,294     (25,463,242)       10,715,043

Cash and cash equivalents, beginning of period                                         17,131,958      42,595,200        31,880,157
-----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                            $  24,516,252    $ 17,131,958      $ 42,595,200
===================================================================================================================================

SUPPLEMENTAL DATA

Southern Financial purchased all the capital stock of First Savings Bank of Virginia. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired                              $  74,812,129
Capital stock issued                                           5,816,566
                                                           -------------
Liabilities assumed                                        $  68,995,563
                                                           =============

   The accompanying notes are an integral part of these financial statements

                        Southern Financial Bancorp, Inc.

                   Notes to Consolidated Financial Statements
                       December 31, 2000, 1999, and 1998

1.  Organization and Significant Accounting Policies

     Southern Financial Bancorp, Inc. (the "Bancorp" or "Southern Financial") was incorporated in the state of Virginia on December 1, 1995. On December 1, 1995, Bancorp acquired all of the outstanding shares of the Southern Financial Bank (the "Bank"). The Bank, formerly Southern Financial Federal Savings Bank, converted from a savings bank to a state chartered commercial bank effective December 1, 1995.

     On September 1, 2000, Southern Financial acquired all the outstanding common stock of First Savings Bank of Virginia for 409,906 shares of Southern Financial common stock. The acquisition has been accounted for by the purchase method, and accordingly, the results of operations of First Savings Bank have been included in Southern Financial's consolidated financial statements from September 1, 2000. The excess of the purchase price over the fair value of the net identifiable assets acquired of $1,646,651 has been recorded as goodwill and is being amortized on a straight-line basis over 15 years.

     The following unaudited pro forma financial information presents the combined results of operations of Southern Financial and First Savings Bank as if the acquisition had occurred as of the beginning of 1999 and 2000, after giving effect to certain adjustments, including amortization of goodwill. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Southern Financial and First Savings Bank constituted a single entity during both periods.

                                                 December 31,

                                            2000                1999
                                        ----------------------------------

Total revenue                            $46,718,398         $39,261,124
Net income                                 2,898,179           1,097,239

Earnings per share:
    Basic                                $      0.92         $      0.36
    Diluted                                     0.90                0.35



     On December 28, 1999, Southern Financial Capital Trust I, a wholly owned subsidiary of the Bancorp, was formed for the purpose of issuing redeemable capital securities. On May 24, 2000, a $5 million offering of redeemable capital securities was completed, and on September 7, 2000, $8 million of trust preferred securities were issued through a pooled underwriting totaling approximately $300 million.

     In October 1999, Southern Financial incorporated Southern WebTech.com, 100% (70% at December 31, 1999) of which is owned by Southern Financial.

     On October 1, 1999, Southern Financial completed its merger with The Horizon Bank of Virginia ("Horizon"). The merger qualified as a tax-free exchange and was accounted for as a pooling of interests. Southern Financial issued .63 shares of its common stock for each share of Horizon stock outstanding. A total of 1,045,523 shares (after adjustment for fractional shares) of Southern Financial's common stock was issued as a result of the merger. Horizon had no stock options outstanding prior to the merger. Southern Financial and Horizon incurred $3,973,530 of merger-related costs which were charged to operations during the year ended December 31, 1999. All financial statements and amounts included herein have been restated due to the merger.

     The following table presents the combined results of operations based on the audited financial statements of Southern Financial and Horizon for the year ended December 31, 1998:

               (dollars in thousands, except per share data)
               -----------------------------------------------------------
               Net interest income:
                   Southern Financial                              $ 8,526
                   Horizon                                           5,111
               -----------------------------------------------------------
                    Combined                                        13,637
               -----------------------------------------------------------
               Net  income:
                   Southern Financial                                2,658
                   Horizon                                             694
               -----------------------------------------------------------
                    Combined                                         3,352
               -----------------------------------------------------------
               Diluted net  income per share:
                   Southern Financial                                 1.55
                   Horizon                                            0.42
               -----------------------------------------------------------
                    Combined                                          1.22
               -----------------------------------------------------------


     The principal activities of the Bank are to attract deposits, originate loans and conduct mortgage banking as permitted for state chartered banks by applicable regulations. The Bank conducts full-service banking operations in Fairfax, Herndon, Leesburg, Middleburg, Warrenton, Winchester, Woodbridge, Manassas, Fredericksburg, Fairfax City, Vienna, Annandale, Merrifield, and Springfield, Virginia, which are managed as a single business segment.

     The accounting and reporting policies of Southern Financial are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The more significant of these policies are discussed below. Certain reclassifications were made to the prior year financial statements to conform to the current year presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Bancorp and subsidiaries as of December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999 and 1998. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

     Amounts represent actual cash balances held by or due to the Bancorp. For purposes of the consolidated statements of cash flows, the Bancorp defines cash, due from banks, and overnight earning assets as cash and cash equivalents.

Investment Securities

     The Bancorp accounts for its investment securities in three categories: held-to-maturity, available-for-sale, and trading. Investments in debt securities are classified as held-to-maturity when the Bancorp has the positive intent and ability to hold those securities to maturity. Held-to-maturity securities are measured at amortized cost. The amortization of premiums and accretion of discounts are computed using a method that approximates the level yield method. Investment securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of other comprehensive income (loss) in stockholders' equity on an after-tax basis. Trading securities are reported at fair value with unrealized gains and losses included in earnings. The specific identification method is used to determine gains or losses on sales of investment securities.

Federal Home Loan Bank Stock

     The Bancorp, as a member of the Federal Home Loan Bank (FHLB) of Atlanta is required to hold shares of capital stock in the FHLB in an amount equal to at least 1% of the aggregate principal amount of its residential mortgage loans or
5% of its borrowings from the FHLB, whichever is larger.   This investment is
recorded at cost, and it
is pledged as collateral for advances from the FHLB. The amount of FHLB stock was $2,700,000 and $1,725,000 at December 31, 2000 and 1999, respectively, and was included in other assets in the consolidated balance sheets.

Loans Held for Sale

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value.

Loans Receivable

     Interest income is accrued on loans as earned on the outstanding principal balances on the level yield method. Nonrefundable loan fees and direct origination costs are deferred and recognized over the lives of the related loans as adjustments of yield. Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any accrued interest considered uncollectible is charged against current income.

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

Real Estate Acquired through Foreclosure

     Southern Financial records and carries real estate acquired through foreclosure at the lower of the recorded investment in the loan or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, provided that the resulting carrying value does not exceed fair value. Costs relating to holding the assets are expensed as incurred.

Goodwill and Other Intangible Assets

  Goodwill and the core deposit intangible assets are amortized on a straight-line basis over fifteen years. Other software-related intangible assets are amortized on a straight-line basis over periods ranging from three to ten years. Unamortized goodwill and other intangibles are periodically reviewed to determine that the recorded amount is recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Derivative Financial Instruments

     As part of its interest rate risk management, Southern Financial uses interest rate swaps that are accounted for as both cash flow and fair value hedges in accordance with SFAS 133. Cash flow hedges are used to hedge variable interest rate assets or liabilities and fair value hedges are used to hedge fixed rate assets or liabilities. At the inception of the hedge, the risk management objective and strategy, the hedged risk, the derivative instrument, the hedged item and how hedge effectiveness will be assessed initially and on an ongoing basis are documented. At inception of the hedge and on an ongoing basis, the hedge must be deemed to be highly effective in hedging the hedged risk in order to qualify for hedge accounting. Effectiveness is measured by comparing the change in LIBOR (which the interest rate swap is priced from) to the change in the rate underlying the hedged asset or liability. If high correlation is not achieved, the hedging designation is discontinued with the change in the fair value of the interest rate swap recorded as other income or expense. In the event that any derivative or hedged item is terminated or sold, the gain or loss on the derivative will be amortized over the remaining life of the item hedged. Interest to be received or paid on the interest rate swaps is accrued monthly.

     Southern Financial uses interest rate swaps that are accounted for as cash flow hedges to hedge the issuance of pools of certificates of deposit (CD's) which reprice with changes in market interest rates. Under the terms of these interest rate swaps, Southern Financial is the fixed rate payer and the floating rate receiver. The floating rate on the interest rate swaps is tied to three-month LIBOR, which approximates the issuance rate on the pool of CD's. The combination of the swaps and the issuance of the pool of CD's operates to produce long-term fixed rate deposits. The fair value of the interest rate swap is recorded in other assets in the consolidated balance sheets with changes in the fair value included in other comprehensive income. To the extent that the hedge is not completely effective, the ineffective portion is charged or credited to other income or expense in the consolidated statements of income. The ineffectivess charged to income during the years ended December 31, 2000 and 1999 was $50,700 and $38,200, respectively. The amounts recorded in other comprehensive income are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the CD's affect earnings. The estimated net amount of the existing gains or losses that are expected to be reclassified into earnings within the next 12 months is approximately $305,000 based upon interest rates in effect during December 2000.

     Southern Financial also uses interest rate swaps that are accounted for as fair value hedges to hedge the issuance of individual fixed rate CD's. Under the terms of these interest rate swaps, Southern Financial is the fixed rate receiver and the floating rate payer. The floating rate on the interest rate swaps is generally tied to three-month LIBOR, which approximates the issuance rate on the individual CD's. The combination of the swaps and the issuance of the individual CD's operates to produce long-term floating rate deposits. The terms of the CD's and the interest rate swaps mirror each other and were committed to simultaneously. Both the interest rate swap (included in other assets in the consolidated balance sheets) and the CD's are recorded at fair
value, with   changes in fair value included in the statements of income as interest expense. No ineffectiveness was recognized during the year ended December 31, 2000 (there were no fair value hedges during the year ended December 31, 1999) as the hedge relationship is considered to be 100% effective.

     Southern Financial incorporates all items from its consolidated balance sheet as well as off-balance sheet items such as derivative items used to hedge balance sheet items in an overall assessment of its interest rate risk. All on-balance sheet items and off-balance sheet items are incorporated in a report that is generated quarterly by the Federal Home Loan Bank of Atlanta that assesses the interest rate risk in different interest rate environments. The report shows how the market value of Southern Financial's portfolio value of equity changes when interest rates rise or fall 1%, 2%, and 3%. The report also shows the change in net interest income in the same interest rate change scenarios.

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

2.   Investment Securities

The portfolio consists of the following securities:

                                                                                   December 31, 2000
                                                                                  Gross           Gross
                                                                Amortized      Unrealized      Unrealized    Estimated Fair
                                                                  Cost            Gains          Losses            Value
---------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
FHLMC MBS                                                      $ 31,913,818     $  372,593     $  158,892      $ 32,127,519
GNMA MBS                                                         13,526,517         78,848         29,072        13,576,293
FNMA MBS                                                         67,095,227        586,225        142,698        67,538,754
Collateralized mortgage obligations                              67,309,681        504,064        837,314        66,976,431
Commercial MBS                                                   28,356,580        482,738         51,052        28,788,266
Obligations of counties and municipalities                        6,202,386         28,595        113,500         6,117,481
Corporate obligations                                            12,729,995        143,251        457,467        12,415,779
U.S. Treasury and agency securities                               2,449,319         32,821              -         2,482,140

---------------------------------------------------------------------------------------------------------------------------
Total classified as investment securities                       229,583,523      2,229,135      1,789,995       230,022,663

Corporate obligations classified as loans                        32,837,067        785,546      1,204,559        32,418,054
---------------------------------------------------------------------------------------------------------------------------
                                                               $262,420,590     $3,014,681     $2,994,554      $262,440,717
===========================================================================================================================

                                                                                   December 31, 1999
                                                                                  Gross          Gross
                                                              Amortized        Unrealized     Unrealized     Estimated Fair
                                                                Cost              Gains         Losses           Value
---------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
FHLMC MBS                                                      $ 16,361,253     $   39,461     $   31,497      $ 16,369,217
GNMA MBS                                                          2,633,942              -         44,995         2,588,947
FNMA MBS                                                         25,509,631        255,832         87,642        25,677,821
Collateralized mortgage obligations                              27,275,536              -      1,972,447        25,303,089
Commercial MBS                                                   24,102,513              -      1,607,513        22,495,000
Obligations of counties and municipalities                        3,924,186              -        352,713         3,571,473
Corporate obligations                                               990,745              -         45,374           945,371
U.S. Treasury securities                                            791,301            780         21,987           770,094

---------------------------------------------------------------------------------------------------------------------------
                                                               $101,589,107     $  296,073     $4,164,168      $ 97,721,012
---------------------------------------------------------------------------------------------------------------------------

                                                                            December 31, 1999
                                                                           Gross         Gross
                                                        Amortized        Unrealized    Unrealized    Estimated Fair
                                                          Cost             Gains         Losses          Value
-------------------------------------------------------------------------------------------------------------------
Held-to-maturity:
FHLMC MBS                                                 $ 3,837,207       $10,235      $ 41,612       $ 3,805,831
GNMA MBS                                                   17,177,221         1,080       244,458        16,933,843
FNMA MBS                                                    6,764,242         1,914       142,246         6,623,910
Collateralized mortgage obligations                         4,073,233             -        67,718         4,005,515
Commercial MBS                                              2,864,392             -        67,695         2,796,697
Obligations of counties and municipalities                  2,394,594           682       115,322         2,279,954

-------------------------------------------------------------------------------------------------------------------
                                                          $37,110,889       $13,911      $679,051       $36,445,749
-------------------------------------------------------------------------------------------------------------------


     Gross gains of $69,396 and gross losses of $236,863 were realized on the sale of investment securities during the year ended December 31, 2000. Gross gains of $88,117 and gross losses of $780,536 were realized on the sale of investment securities during the year ended December 31, 1999. The losses realized during 1999 were related to the restructuring of the investment securities portfolio following the merger with the Horizon Bank. Gross gains of $80,958 and gross losses of $13,141 were realized on the sale of investment securities during the year ended December 31, 1998.

     As of December 31, 2000 and December 31, 1999, securities having a book value of $118,377,497 and $63,951,147, respectively, were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta ("FHLB") and as collateral for deposits in accordance with Federal and state requirements.

     In December 2000, investment securities classified as held-to-maturity with an amortized cost of $48,269,175 were transferred to the available-for-sale classification in order to provide more flexibility in managing the interest-rate risk in the investment security portfolio. These investment securities had gross unrealized gains of $562,828 and gross unrealized losses of $228,058. Subsequent to the transfer, investment securities with an amortized cost of $9,557,649 were sold, and a loss of $158,970 was recognized in the fourth quarter of 2000.

 The following table sets forth information regarding maturity and average yields of the investment portfolio:

                                                                               December 31, 2000
                                                                               Available-for-sale
                                                                 Estimated         Amortized            Weighted
                                                                Fair Value            Cost           Average Yield
   ------------------------------------------------------------------------------------------------------------------
      Mortgage-backed securities:
       Maturing in 1 year or less                            $      49,047        $     48,714            8.90%
       Maturing after 1 year through 5 years                        59,477              59,421            7.10
       Maturing after 5 years through 10 years                     840,227             829,850            7.04
       Maturing after 10 years                                 112,293,815         111,597,577            7.45
      Collateralized mortgage obligations:
       Maturing after 1 year through 5 years                     2,012,360           2,023,802            8.00
       Maturing after 5 years through 10 years                   1,794,450           1,799,867            6.80
       Maturing after 10 years                                  63,169,621          63,486,012            7.57
      Commercial MBS:
       Maturing after 5 years through 10 years                  17,322,467          17,029,184            7.20
       Maturing after 10 years                                  11,465,799          11,327,396            7.18
      Obligations of counties and municipalities:
       Maturing after 1 year through 5 years                       251,520             249,870            5.28
       Maturing after 5 years through 10 years                     971,093             991,524            5.00
       Maturing after 10 years                                   4,894,868           4,960,992            4.82
      Corporate obligations:
       Maturing after 1 year through 5 years                       999,400             991,487            6.73
       Maturing after 5 years through 10 years                   1,041,900           1,001,182            7.77
       Maturing after 10 years                                  10,374,479          10,737,326            9.03
      U.S. Treasury and agency obligations:
       Maturing after 1 year through 5 years                       494,150             493,407            5.21
       Maturing after 5 years through 10 years                     489,800             476,030            7.32
       Maturing after 10 years                                   1,498,190           1,479,882            7.72
                                                             ---------------------------------

      Total classified as investment securities                230,022,663         229,583,523
                                                             ---------------------------------
      Corporate obligations classified as loans:
        Maturing in 1 year or less                               2,971,200           2,980,452            8.38
        Maturing after 1 year through 5 years                    2,860,000           2,948,970           11.83
        Maturing after 5 years through 10 years                  3,846,200           3,957,822           10.08
        Maturing after 10 years                                 22,740,654          22,949,823           10.18
                                                             ---------------------------------

      Total classified as loans                                 32,418,054          32,837,067
                                                             ---------------------------------

                                                             $ 262,440,717       $ 262,420,590
   -------------------------------------------------------------------------------------------------------------------

 Contractual maturity of mortgage-backed securities is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.

3. Loans Receivable

      Loans receivable consist of the following:

                                                                            December 31,

                                                                  2000                    1999
                                                              ------------            ------------
             Mortgage:                                        $ 53,164,832            $ 48,604,205
                 Residential                                   130,270,765             109,871,210
                 Nonresidential
             Construction:                                      12,394,108               7,852,907
                 Residential                                    15,913,069               8,270,290
                 Nonresidential
             Non-Mortgage:                                     101,002,182              54,175,076
                 Business                                        7,617,423               9,994,326
                 Consumer                                     ------------            ------------

             Total loans receivable                            320,362,379             238,768,014
             Less:
                 Deferred loan fees, net                         1,670,453               1,229,451
                 Allowance for loan losses                       4,921,342               3,452,131
                                                              ------------            ------------

             Loans receivable, net                            $313,770,584            $234,086,432
                                                              ------------            ------------


     The following sets forth information regarding the allowance for loan losses:

                                                                  2000                    1999
                                                              ------------            ------------
   Allowance at beginning of year                             $  3,452,131            $  3,061,631
        Provisions for losses charged to income                  1,335,000               2,129,660
        Acquired from First Savings Bank oF Virginia               594,233                       -
        Recoveries                                                 414,200                 306,660
        Charge-offs                                               (874,222)             (2,045,820)
                                                              ------------            ------------

   Allowance at end of year                                   $  4,921,342            $  3,452,131
                                                              ============            ============


   Southern Financial's loan portfolio is concentrated in the Northern Virginia area. The amount of loans being serviced for others was $30,667,707 and $17,106,340 at December 31, 2000 and 1999, respectively. At December 31, 2000, there were 2 loans with balances totaling approximately $9,236 that had payments ninety days or more past due on which interest was still accruing. At December 31, 1999, there were 6 loans with balances totaling approximately $87,230 that had payments ninety days or more past due on which interest was still accruing. Southern Financial had nonaccruing loans on it books at December 31, 2000 and 1999 in the following amounts respectively, $1,872,223 and $521,801. Loan balances transferred to foreclosed properties were $129,606, $2,124,334, and $107,296 for the years ended December 31, 2000, 1999, and 1998, respectively. The amount of real estate owned was $16,900 and $2,296,269 at December 31, 2000 and 1999, respectively, and was included in other assets in the consolidated balance sheets. Corporate obligations classified as loans totaling $32,418.054 as of December 31, 2000, are included in Non-mortgage Business Loans.

     Impaired loans were as follows:


                                                                          December 31,

                                                                   2000                  1999
               -----------------------------------------------------------------------------------
               Carrying value                                $    1,872,223          $    521,801
               Allocation of general reserve                        278,509                78,648


     The average carrying balances and interest income earned on impaired loans were as follows:


                                                                               Year Ended December 31,
                                                          2000                        1999                     1998
---------------------------------------------------------------------------------------------------------------------------
Average carrying value                                 $  879,080                  $  1,239,805             $  2,500,091
Income anticipated under
    original loan agreements                               54,989                        21,845                  296,367
Income recorded                                               -                             -                        -

4.   Premises and Equipment

Premises and equipment consists of the following:

                                                                                                 December 31,
                                                                                     2000                           1999
             --------------------------------------------------------------------------------------------------------------
             Land                                                                $ 1,883,389                    $ 1,872,533
             Building and improvements                                             2,335,525                      1,977,794
             Furniture and equipment                                               4,721,646                      4,123,461
             Leasehold improvements                                                2,559,864                      2,395,524
             --------------------------------------------------------------------------------------------------------------
                                                                                  11,500,424                     10,369,312
             Less:  Accumulated depreciation
                 and amortization                                                 (4,813,234)                    (3,923,723)
             --------------------------------------------------------------------------------------------------------------
             Premises and equipment, net                                         $ 6,687,190                    $ 6,445,589
             --------------------------------------------------------------------------------------------------------------


     Depreciation and amortization expense aggregated $889,078, $919,377, and $1,210,678 for the years ended December 31, 2000, 1999, and 1998, respectively.

5.   Intangible Assets

     The following sets forth information regarding intangible assets:

                                                               2000                  1999
                                                           -----------            ----------

               Balance at beginning of year                $   283,500            $        -

                   Additions                                 3,507,673               283,500
                   Amortization                               (152,095)                    -
                                                           -----------            ----------

               Balance at end of year                      $ 3,639,078            $  283,500
                                                           ===========            ==========

               Accumulated amortization
                   at end of year                          $   152,095            $        -
                                                           ===========            ==========



6.   Deposits

          Deposits consist of the following:

                                                                          December 31,
                                                                 2000                      1999
---------------------------------------------------------------------------------------------------
Demand accounts                                            $  66,820,526              $  50,325,239
Interest checking accounts                                    35,415,714                 25,747,713
Money market and savings accounts                             94,167,967                 75,725,516
Certificates of deposit                                      318,707,458                215,389,090
---------------------------------------------------------------------------------------------------
                                                           $ 515,111,665              $ 367,187,558
---------------------------------------------------------------------------------------------------


          As of December 31, 2000, certificates of deposit mature as follows:

                                                                2001          $ 215,453,958
                                                                2002             15,155,068
                                                                2003             11,159,826
                                                                2004              2,959,927
                                                                2005             22,999,833
                                                             Thereafter          50,978,846
                                                                              -------------
                                                                              $ 318,707,458
                                                                              -------------


          Deposits with balances greater than $100,000 totaled approximately $239,719,966 and $131,919,748 at December 31, 2000 and 1999, respectively, of which $128,797,552 and $59,100,300 represented certificates of deposit.

          Total cash paid for interest aggregated approximately $4,791,460, $3,640,548, and $3,373,871 for the years ended December 31, 2000, 1999,and 1998, respectively.

          The following table presents information regarding the interest rate swaps used to hedge certain certificates of deposit as of December 31, 2000 and 1999:

                                                   December 31,
                                              2000            1999                                           Rate Paid
                            Notional       Estimated        Estimated        Maturity          Call         by Southern
                             Amount        Fair Value      Fair Value          Date            Date          Financial
                          ---------------------------------------------------------------------------------------------
Cash flow hedges:         $  5,000,000     $    84,924     $   285,000        1/8/2004         None            Fixed
                             5,000,000          81,214         280,000       1/15/2004         None            Fixed
                             5,000,000          88,379         290,000       1/29/2004         None            Fixed
                             5,000,000         171,115         540,000        2/2/2009         None            Fixed
                          --------------------------------------------

                            20,000,000         425,632       1,395,000
                          --------------------------------------------

Fair value hedges:          10,000,000          12,000               -       3/29/2005        3/1/2001       Variable
                            10,000,000         294,392               -       7/12/2010       7/12/2001       Variable
                            10,000,000         248,078               -       7/26/2005       7/26/2001       Variable
                            10,000,000         216,741               -       9/21/2015       9/21/2001       Variable
                            10,000,000          40,416               -      10/26/2007      10/26/2001       Variable
                            10,000,000          48,906               -      11/30/2007      11/30/2001       Variable
                            10,000,000           1,961               -      12/28/2010      12/28/2001       Variable
                          --------------------------------------------

                            70,000,000         862,494               -
                          --------------------------------------------

Total                     $ 90,000,000     $ 1,288,126     $ 1,395,000
                          --------------------------------------------


7.   Borrowings

          Southern Financial's borrowings consist of the following:

                                                                                     December 31,
                                                                 2000                                         1999
                                         -------------------------------------------------------------------------------------------
                                                                                Weighted                                    Weighted
                                                         Maturity     Call       Average                Maturity    Call     Average
                                            Amount         Date       Date        Rate       Amount       Date      Date      Rate
                                         -------------------------------------------------------------------------------------------
Advances from FHLB of Atlanta:
     Overnight borrowings                $ 19,000,000                             6.35%             -                             -%
     Term borrowings:                       5,000,000     Sep-09     Sep-04       6.32      5,000,000    Sep-09    Sep-04      6.32
                                            5,000,000     Sep-10     Sep-03       6.04              -                             -
                                            5,000,000     Sep-10     Sep-02       5.84              -                             -
-----------------------------------------------------------------------------------------------------------------------------------

Total advances from FHLB of Atlanta        34,000,000                             6.23      5,000,000                          6.32
-----------------------------------------------------------------------------------------------------------------------------------
Trust preferred borrowings:
                                            5,000,000     Jul-30                 11.00              -                             -
                                            8,000,000     Sep-30                 10.60              -                             -
-----------------------------------------------------------------------------------------------------------------------------------

Total trust preferred borrowings           13,000,000                            10.75              -                             -
-----------------------------------------------------------------------------------------------------------------------------------

Total borrowings                         $ 47,000,000                             7.48%   $ 5,000,000                          6.32%
-----------------------------------------------------------------------------------------------------------------------------------

8.   Stockholders' Equity

     Each share of Southern Financial's preferred stock is convertible to 1.6 shares of common stock. The preferred stock has an annual dividend rate of six percent. Dividends are payable quarterly and are cumulative.

     In 1987, Southern Financial's stockholders approved an incentive stock option plan under which options to purchase up to 83,660 shares of common stock could be granted. During each of the years 1994 and 1997, this plan was amended to allow an additional 100,000 shares of common stock to be granted, respectively. In 1999, the plan was amended to allow an additional 150,000 shares of common stock to be granted. In accordance with the plan agreement, the exercise price for stock options equals the stock's market price on the date of grant. The maximum term of all options granted under the plans is ten years and vesting occurs after one year.

     Southern Financial accounts for its stock option plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," Southern Financial's net income and earnings per share in the Consolidated Statements of Income, would have been reduced to the following pro forma amounts:

                                                                                           December 31,
                                                                    2000                       1999                       1998
------------------------------------------------------------------------------------------------------------------------------
Net income:
    As reported                                               $5,150,102                   $960,729                 $3,352,403
    Pro forma                                                  5,006,489                    668,412                  3,072,743
------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
    As reported                                                     1.84                       0.36                       1.28
    Pro forma                                                       1.79                       0.25                       1.17
Diluted earnings per share:
    As reported                                                     1.82                       0.35                       1.22
    Pro forma                                                       1.77                       0.25                       1.12
------------------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions:
    Expected lives (years)                                            10                         10                         10
    Risk-free interest rate (%)                                     6.12%                      6.48%                      4.50%
    Expected volatility (%)                                        23.00%                     21.43%                     25.07%
    Expected dividends (annual per share)                           0.13%                      0.13%                      0.13%
------------------------------------------------------------------------------------------------------------------------------

     Southern Financial did not record any compensation costs in 2000, 1999, or 1998 related to its stock option plan. In addition, no significant modifications to the plan were made during the periods. The fair values of the stock options outstanding used to determine the pro forma impact of the options tso compensation expense, and thus, net income and earnings per share, were calculated using an acceptable option pricing model using the key assumptions detailed above.

     A summary of the status of the Bancorp's stock option plan as of December 31, 2000, 1999 and 1998, respectively, and changes during the years ended December 31, 2000, 1999 and 1998 is presented below. Average prices and shares subject to options have been adjusted to reflect stock dividends.

                                                    2000                          1999                             1998
                                                            Weighted                        Weighted                       Weighted
                                                             Average                         Average                       Average
                                                            Exercise                        Exercise                       Exercise
                                            Shares            Price       Share              Price        Shares             Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of period          289,060           $16.16      235,889             $13.53       200,304          $11.07
Granted                                      49,250            16.19       88,500              20.31        51,000           22.47
Exercised                                     7,260             7.49       19,900               6.40        10,900            9.05
Expired                                           -                -       15,429              17.94         4,515           19.50
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                331,050            16.35      289,060              16.16       235,889           13.53
----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of period        281,800            16.38      200,560              14.32       186,889           11.99
===================================================================================================================================
  Weighted average fair value of
    options granted during the period                         $ 5.42                          $ 7.23                        $10.29
-----------------------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at December 31, 2000:

                                                         Remaining
                                                        Contractual
            Exercise       Options           Options        Life
              Price      Outstanding       Exercisable    (months)
            ------------------------------------------------------
             $ 8.830         29,039            29,039          42
               9.610         16,133            16,133          28
              11.980         29,039            29,039          55
              12.730          9,902             9,902          67
              13.640         37,687            37,687          61
              13.750          3,000             3,000          73
              16.000         25,500            25,500          79
              21.250         31,000            31,000          85
              25.250          2,000             2,000          89
              26.000         10,000            10,000          89
              21.000         51,500            51,500          98
              20.625         12,000            12,000          99
              20.250          3,000             3,000         102
              20.000          7,000             7,000         104
              17.875         15,000            15,000         106
              16.438         43,250                 -         109
              14.438          6,000                 -         118
            -----------------------------------------------------
                            331,050           281,800
            =====================================================

     There were 27 option holders at December 31, 2000. Options exercised during 2000 had an exercise price of $7.49. Options exercised during 1999 had exercise prices ranging from $9.30 to $16.00. Options exercised during 1998 had exercise prices ranging from $8.99 to $16.00. The closing price of Southern Financial's stock at December 31, 2000 was $12.75 per share.

     In  2000, Southern Financial acquired 65,760 shares of its own stock.

9.   Regulatory Matters

     Southern Financial's primary supervisory agent is the Federal Reserve Bank. The Federal Reserve Bank has mandated certain minimum capital standards for the industry. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") outlines various levels of capital adequacy for the industry.

     Failure to meet minimum capital requirements can initiate certain mandatory
- and possibly additional discretionary - actions by regulation that, if undertaken, could have a direct material effect on Southern Financial's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Southern Financial must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Southern Financial's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Southern Financial to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

     As of December 31, 2000, the most recent notification from the Federal Reserve Bank categorized Southern Financial as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized Southern Financial must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     Southern Financial's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in thousands.)

                                                                          For            To Be Well Capitalized
                                                                    Captial Adequacy     Under Prompt Corrective
                                              Actual                    Purposes            Action Provisions
----------------------------------------------------------------------------------------------------------------
                                        Amount      Ratio         Amount       Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------
As of December 31, 2000
      Total Capital                    $53,679       12.6 %        $34,230       8.0 %      $42,787         10.0 %
        (to risk-weighted assets)
      Tier I Capital                    48,716       11.4          17,115        4.0         25,672          6.0
        (to risk-weighted assets)
      Tier I Capital                    48,716        8.4          23,294        4.0         29,117          5.0
        (to average assets)
As of December 31, 1999
      Total Capital                     33,704       12.2          22,142        8.0         27,677         10.0
        (to risk-weighted assets)
      Tier I Capital                    30,252       10.9          11,071        4.0         16,606          6.0
        (to risk-weighted assets)
      Tier I Capital                    30,252        7.5          16,140        4.0         20,175          5.0
        (to average assets)

10.    Parent Company Activity

        The Bancorp owns all of the outstanding shares of the Bank. Summary financial statements of the Bancorp follow:

                                                                           December 31,
                                                                   2000                    1999
---------------------------------------------------------------------------------------------------
Assets:
Cash                                                         $      19,457           $       3,047
Investment in subsidiaries                                      52,497,891              28,663,963
Other assets                                                       987,182                 200,050
--------------------------------------------------------------------------------------------------
Total assets                                                 $  53,504,530           $  28,867,060
==================================================================================================

--------------------------------------------------------------------------------------------------
Liabilities:
Capital trust borrowings                                     $  13,000,000           $           -
Other liabilities                                                  815,369                   2,963
--------------------------------------------------------------------------------------------------
Total liabilities                                               13,815,369                   2,963
--------------------------------------------------------------------------------------------------
Total stockholders' equity                                      39,689,161              28,864,097
--------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                   $  53,504,530           $  28,867,060
==================================================================================================

                             STATEMENTS OF INCOME

                                                                                              Year Ended December 31,
                                                                              2000                     1999                 1998
-----------------------------------------------------------------------------------------------------------------------------------
Income:
Equity in earnings of Southern Financial Bank                             $ 5,617,473             $   955,539           $ 3,352,403
Equity in earnings of Southern Web Tech                                        30,064                   5,190                     -
Other                                                                         (75,000)                      -                     -
-----------------------------------------------------------------------------------------------------------------------------------
Total income                                                                5,572,537                 960,729             3,352,403
-----------------------------------------------------------------------------------------------------------------------------------

Expense:
Interest expense                                                              623,159                       -                     -
Other                                                                          82,676                       -                     -
-----------------------------------------------------------------------------------------------------------------------------------
Total expense                                                                 705,835                       -                     -
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  4,866,702                 960,729             3,352,403
Income tax benefit                                                           (283,400)                      -                     -
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                $ 5,150,102             $   960,729           $ 3,352,403
===================================================================================================================================

                           STATEMENTS OF CASH FLOWS

                                                                                         Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                          2000                    1999                  1998
===============================================================================================================================
Operating activities:
Net income                                                           $  5,150,102              $ 960,729            $ 3,352,403
Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
Equity in undistributed income of subsidiaries                         (4,700,386)               202,446             (2,932,412)
Other operating activities                                                 25,274               (200,050)                     -
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 474,990                963,125                419,991
-------------------------------------------------------------------------------------------------------------------------------
Investing activities:
Investment in subsidiaries                                            (11,000,000)              (249,950)                     -
Advance to subsidiary                                                    (100,000)                     -                      -
-------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                 (11,100,000)              (249,950)                     -
-------------------------------------------------------------------------------------------------------------------------------
Financing activities:
Increase in borrowings                                                 13,000,000                      -                      -
Issuance of common stock                                                   54,376                172,628                112,311
Repurchase of common stock                                             (1,074,347)                     -                      -
Dividends on preferred and common stock                                (1,338,609)              (884,599)              (596,127)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                       10,641,420               (711,971)              (483,816)
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                16,410                  1,204                (63,825)
Cash, beginning of period                                                   3,047                  1,843                 65,668
-------------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                                  $     19,457              $   3,047            $     1,843
===============================================================================================================================


11.   Estimated Fair Value of Financial Instruments

         The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of December 31, 2000. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

         Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that Southern Financial would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of Southern Financial's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of Southern Financial. The estimated fair values of Southern Financial's financial instruments at December 31, 2000 and 1999 are as follows:

             ($ in thousands)                              December 31, 2000                       December 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
                                                    Carrying Amount       Fair Value        Carrying Amount       Fair Value
-----------------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                         $   24,516         $   24,516           $   17,132         $   17,132
    Available-for-sale securities                        230,023            230,023               97,721             97,721
    Held-to-maturity securities                                -                  -               37,111             36,446
    Loans receivable, net of allowance                   313,771            315,561              234,086            231,761
    Loans held for sale                                      220                220                  442                442
    Other                                                  8,248              8,248                4,713              4,713
Financial liabilities:
    Deposits:
      Checking accounts                                  102,236            102,236               76,073             76,073
      Money market and savings accounts                   94,168             94,168               75,726             75,726
      Certificates of deposit                            318,708            328,426              215,389            214,577
    Borrowings:
      FHLB advances - short term                          19,000             19,000                    -                  -
      FHLB advances - long term                           15,000             14,483                5,000              4,853
      Trust preferred borrowings                          13,000             19,381                    -                  -
Off balance sheet instruments:
      Interest rate swaps                                  1,288              1,288                1,395              1,395


The following methods and assumptions were used to estimate the fair value amounts at December 31, 2000 and 1999:

Cash and Cash Equivalents
     Carrying amount approximates fair value.

Available-for-Sale Securities
     Fair value is based on quoted market prices.

Held-to-Maturity Securities
     Fair value is based on quoted market prices.

Loans Receivable, Net of Allowance
     Fair value of loans is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs or the interest rates currently offered by Southern Financial for loans with similar terms to borrowers of similar credit quality.

Loans Held for Sale
     Fair value is based on selling prices arranged by arms-length contracts with third parties.

Other
     Other financial assets consist of FHLB stock, Federal Reserve Bank stock, and accrued interest receivable. Carrying amount approximates fair value.

Deposits
     The carrying amount of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts approximates fair value. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities.

Borrowings
     The carrying amount of short-term FHLB advances approximates fair value. Fair value of all other borrowings is estimated based on discounted cash flow analyses using the remaining maturity of the borrowings and interest rates currently in effect on borrowings with similar original maturities.

Off-Balance Sheet Instruments
          Fair value of the interest rate swaps reflects the estimated current replacement cost of the instrument as determined by a third party.

          The difference between the original fees charged by the Bank for commitments to extend credit and letter of credit and the current fees charged to enter into similar agreements is immaterial.

12.  Savings Plan

          Southern Financial has an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Southern Financial matches one half of each employee's contributions on a discretionary basis based on its profit, such match not to exceed 3 percent of the employee's earnings. Southern Financial's matching contributions to the Savings Plan were $96,758, $70,275, and $60,213 for the years ended December 31, 2000, 1999, and 1998, respectively.

13.  Provision for Income Taxes

The provision for income taxes consists of the following:

                                                                           Year Ended
                                                                           December 31,
                                                   2000                       1999                      1998
-----------------------------------------------------------------------------------------------------------------
Current (benefit) provision:
    Federal                                     $ 4,337,338                 $ (463,160)               $ 1,400,752
-----------------------------------------------------------------------------------------------------------------
Deferred (benefit) provision:
    Federal                                      (1,908,438)                 1,065,860                     41,323
-----------------------------------------------------------------------------------------------------------------
                                                $ 2,428,900                 $  602,700                $ 1,442,075
=================================================================================================================


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

     Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 2000 and 1999:

                                                          2000        1999
           -----------------------------------------------------------------
           Assets:
              Net operating loss carry forward        $  749,684  $        -
              Provision for losses on loans            1,100,323     479,423
              Valuation of loans and securities            6,844           -
              Depreciation                               184,081     155,380
              Nonaccrual interest                         93,981      93,981
              Real estate owned                           37,592      77,655
              Lease                                       11,573      51,000
              Stock base compensation                     34,068           -
              Other                                            -      22,062
           -----------------------------------------------------------------
              Gross deferred tax assets                2,218,146     879,501
           -----------------------------------------------------------------
           Liabilities:
              FHLB dividend                               70,152      15,858
              Deferred loan fees                         457,257     368,055
              Valuation of loans and securities                -     888,010
              Other                                        8,678           -
           -----------------------------------------------------------------
              Gross deferred tax liabilities             536,087   1,271,923
           -----------------------------------------------------------------
              Net deferred tax assets                 $1,682,059  $ (392,422)
           =================================================================

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

                                                          Year Ended
                                                         December 31,
                                                    2000     1999     1998
           ---------------------------------------------------------------
           Statutory Federal income tax rate         34%      34%      34%
           Dividends received deduction               -        -       -2
           Merger expenses                            -       12        -
           Prior year adjustment                      -       -4       -2
           Life insurance                            -1        -        -
           Municipal interest                        -1        -        -
           Other                                      -       -3        -
           ---------------------------------------------------------------
           Effective tax rate                        32%      39%      30%
           ===============================================================

     Cash paid for income taxes was $2,846,000, $1,218,000, and $1,462,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

14.  Commitments

          The Bank leases its corporate headquarters and most of its branch facilities under non-cancelable lease agreements. Most of these leases provide for the payment of property taxes and other costs by the Bank and include one or more renewal options ranging up to ten years. Annual rental commitments under all long-term non-cancelable operating lease agreements consist of the following at December 31, 2000:

                                                            Real
                                                          Property                 Sublease
                                                           Leases                   Income                       Total
               ===========================================================================================================
               2001                                       $   1,254,098             $  172,766                $  1,081,332
               2002                                           1,234,833                177,944                   1,056,889
               2003                                           1,176,626                183,286                     993,340
               2004                                             930,953                103,636                     827,317
               2005                                             594,567                  1,652                     592,915
               2006 and Thereafter                            2,470,549                      -                   2,470,549
               -----------------------------------------------------------------------------------------------------------
                                                          $   7,661,626             $  639,284                $  7,022,342


          Rent expense aggregated $1,129,939, $1,071,905, and $905,792 for the years ended December 31, 2000, 1999, and 1998, respectively.

          Outstanding loan commitments amounted to $17,173,149 (of which $67,900 had fixed interest rates) and $11,945,081 (of which $1,100,000 had fixed interest rates) at December 31, 2000 and 1999, respectively. The Bank had commitments from investors of $478,700 and $542,000 to purchase loans from the Bank at December 31, 2000 and 1999, respectively.

          At December 31, 2000, the Bank had commercial letters of credit outstanding in the amount of $2,569,064.

          At December 31, 2000, the Bank had unfunded lines of credit of $22,135,533 and undisbursed construction loan funds of $13,894,551.

          On August 29, 2000, a Fauquier County jury returned an unfavorable verdict against Southern Financial Bank in a lender liability suit filed by a former customer of the Bank. On October 31, 2000, a Fauquier County Circuit Court judge set aside the jury verdict and ordered that the case be retried. A new trial is scheduled for July 24, 2001.

15.  Earnings Per Share

          The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential diluted common stock. Potential dilutive common stock has no effect on income available to common stockholders. Income attributable to preferred stock was $11,850, $11,850, and $12,726 for the years ended December 31, 2000, 1999, and 1998, respectively.

                                                   2000                        1999                       1998
                                          ----------------------      ----------------------      ----------------------
                                                          Per                         Per                         Per
                                                         Share                       Share                       Share
                                           Shares        Amount        Shares        Amount        Shares        Amount
                                          ---------     --------      ---------     --------      ---------     --------
Basic earnings per share                  2,786,529      $ 1.84       2,648,643      $ 0.36       2,618,930      $ 1.28
                                                         ======                      ======                      ======

Effect of dilutive securities:
        Stock options                        27,882                      51,633                     105,139
        Convertible preferred stock          21,975                      21,975                      23,657
                                          ---------                   ---------                   ---------
Diluted earnings per share                2,836,386      $ 1.82       2,722,251      $ 0.35       2,747,726      $ 1.22
                                          =========      ======       =========      ======       =========      ======


16. Quarterly Financial Information (Unaudited - in thousands, except share data)

                                         Quarter Ended           Quarter Ended           Quarter Ended          Quarter Ended
                                         Dec. 31, 2000           Sep. 30, 2000           Jun. 30, 2000          Mar. 31, 2000
------------------------------------------------------------------------------------------------------------------------------
Interest income                             $   11,747                $   9,455               $   8,569              $   8,039
Net interest income                              4,759                    4,442                   4,402                  4,198
Provision for loan losses                          360                      300                     325                    350
Income before income taxes                       2,014                    1,912                   1,903                  1,750
Net income                                       1,414                    1,288                   1,272                  1,176
Earnings per share:
  Basic                                           0.46                     0.46                    0.48                   0.44
  Diluted                                         0.46                     0.45                    0.47                   0.44
==============================================================================================================================

                                         Quarter Ended           Quarter Ended           Quarter Ended          Quarter Ended
                                         Dec. 31, 1999           Sep. 30, 1999           Jun. 30, 1999          Mar. 31, 1999
------------------------------------------------------------------------------------------------------------------------------
Interest income                             $    7,769                $   7,522               $   7,233              $   7,232
Net interest income                              4,151                    3,924                   3,752                  3,620
Provision for loan losses                          300                    1,049                     440                    341
Income (loss) before income taxes                 (152)                    (937)                  1,371                  1,281
Net income (loss)                                 (325)                    (590)                    989                    887
Earnings (loss) per share:
  Basic                                          (0.12)                   (0.22)                   0.37                   0.34
  Diluted                                        (0.12)                   (0.22)                   0.36                   0.32
==============================================================================================================================