Form 10-K, Exhibit 13
period 2001-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 2002-03-29
CIK 914789

                                   Exhibit 13


                        Southern Financial Bancorp, Inc.
                 December 31, 2001 Annual Report to Stockholders

                              FINANCIAL HIGHLIGHTS

      (dollars in thousands, except per share data)                                As of and for the
                                                                                Years Ended December 31,
                                                       ---------------------------------------------------------------------------
                                                          2001            2000            1999            1998            1997
                                                       ---------------------------------------------------------------------------
Income Statement Data:
      Interest income                                  $   54,179      $   37,810      $   29,756      $   27,857      $   25,536
      Interest expense                                     27,147          20,009          14,308          14,220          12,626
      Net interest income                                  27,032          17,801          15,448          13,637          12,910
      Provision for loan losses                             4,470           1,335           1,374  (2)      1,301           1,265
      Net interest income after
        provision for loan losses                          22,562          16,466          14,074  (2)     12,336          11,645
      Gain on sales of SBA loans                              252             905             692             495               -
      Other income                                          4,454  (1)      3,435  (1)      2,834  (2)      2,582  (1)      2,257
      Other expense                                        16,992          13,440          12,152  (2)     10,687           9,762
      Income before income taxes                           10,276  (1)      7,366  (1)      5,448  (2)      4,726  (1)      4,140
      Income taxes                                          3,360  (1)      2,361  (1)      1,678  (2)      1,442  (1)      1,332
      Net income  (excluding gains/losses on
         securities and non-recurring items)                6,916  (1)      5,005  (1)      3,771  (2)      3,284  (1)      2,808
      Net income                                            8,414           5,150             961           3,352           2,808

Per Share Data:
      Earnings per share, basic                        $     1.98  (3) $     1.63  (3) $     1.29  (4) $     1.14  (3) $     1.00
      Earnings per share, diluted                            2.32            1.65            0.32            1.11            0.96
      Earnings per share, diluted (excluding gains/          1.91            1.60            1.26            1.09            0.96
        losses on securities and non-recurring items)
      Cash basis diluted earnings per
         share                                               2.00  (3)       1.65  (3)       1.27  (4)       1.09  (3)       0.96
      Cash dividends                                         0.44            0.44            0.30            0.20            0.15
      Book value per share (5)                              15.01           11.97            9.88           10.56            9.72
      Tangible book value per share (5)                     14.31           10.79            9.70           10.47            9.64
      Weighted average shares
         outstanding (basic)                            3,500,949       3,065,248       2,913,507       2,880,823       2,814,484
      Weighted average shares
         outstanding (diluted)                          3,628,582       3,120,025       2,994,476       3,022,499       2,912,489
      Shares outstanding at end of
         period                                         4,284,594       3,316,192       2,921,816       2,899,874       2,830,387

Selected Performance Ratios and
      Other Data:
      Return on average assets                               0.96% (6)       1.06% (6)       0.93% (7)       0.90% (6)       0.88%
      Return on average stockholders'
        equity                                              14.80% (6)      15.51% (6)      12.24% (7)      11.30% (6)      10.92%
      Efficiency ratio (8)                                  53.54%          60.70%          64.04%          63.94%          64.36%
      Net interest margin                                    3.98%           4.05%           4.07%           3.97%           4.26%
      Dividend payout ratio                                 18.16%          25.99%          92.08%          17.78%          16.22%
      Number of branches                                       20              19              17              15              13

--------------------------------------------------------------------------------

(1) Total other income for the years ended December 31, 2001, 2000 and 1998, excludes non-recurring items, and gains/losses on securities. Gains on sales of SBA loan are reported separately above. Management believes that net income excluding non-recurring items and gains/loss on securities is a useful measure of operating performance as it more closely reflects the core operations of the bank on an ongoing basis. If these items had been included in other income, the income statement data would have been as follows (in thousands):

                                                   2001            2000          1998
                                                 ---------      ---------      ---------
            Total other income                    $ 6,934        $ 4,553        $ 3,145
            Income before taxes                    12,504          7,579          4,794
            Income taxes                            4,090          2,429          1,442
            Net income                              8,414          5,150          3,352

(2) Certain income statement data for the year ended December 31, 1999 excludes the following one-time charges related to the merger with Horizon: (a) a special loan loss provision of $756 thousand, (b) a portfolio restructuring expense of $781 thousand and (c) pretax merger-related expenses of $2.4 million (collectively, the one-time merger-related charges and expenses). In addition, gains on securities of $89 thousand have also been excluded from other income. If these one-time charges and expenses and gains on securities were included the income statement data would have been as follows (in thousands):

            Provision for loan losses                            $ 2,130
            Net interest income after provision for loan losses   13,318
            Other income                                           2,834
            Other expense                                         14,589
            Income before income taxes                             1,563
            Income taxes                                             602
            Net income                                               961

                              FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)


                                                                              As of and for the
                                                                           Years Ended December 31,
                                                  --------------------------------------------------------------------------
                                                    2001            2000              1999          1998            1997
                                                  --------------------------------------------------------------------------
Period-End Balance Sheet Data:
      Total assets                                 $ 784,977       $ 609,936        $ 406,222     $ 404,254       $ 354,016
      Total loans (net of deferred fees)             418,328         318,912          237,980       209,417         207,303
      Allowance for loan losses                        7,354           4,921            3,452         3,062           2,743
      Total Securities                               306,612         233,407          136,919       143,569         106,296
      Total Deposits                                 633,326         515,112          367,188       366,905         320,364
      Other Borrowings                                55,500          34,000            5,000         3,500           4,000
      Company-obligated mandatorily
        redeemable preferred securities
        of subsidiary trusts                          13,000          13,000                -             -               -
      Stockholders' equity                            64,668          39,689           28,864        30,626          27,508

Period-end Consolidated Capital
      Ratios:
      Tier 1 risk-based capital                        13.99%          11.39%           10.93%        12.77%          12.98%
      Total  risk-based capital                        15.24%          12.55%           12.18%        14.09%          14.19%
      Leverage                                          8.82%           8.37%            7.50%         7.84%           8.14%
      Stockholders'equity to total
        assets                                          8.24%           6.51%            7.11%         7.58%           7.77%

Asset Quality Ratios:
      Net charge-offs to average loans                  0.58%           0.17%            0.79%         0.48%            .46%
      Allowance for loan losses to
         period-end loans                               1.76%           1.54%            1.45%         1.46%           1.32%
      Allowance for loan losses to
         nonperforming loans                          499.25%         262.87%          661.30%       105.37%         113.91%
      Nonaccrual loans to total
         loans                                          0.35%           0.59%            0.22%         1.39%           1.16%
      Nonperforming assets to total
         loans and other real estate
         owned                                          0.35%           0.61%            1.20%         1.62%           1.50%


      --------------------------------------------------------------------------
      (3) Earnings per share amounts for the years ended December 31, 2001, 2000 and 1998 exclude nonrecurring items, and gains/ losses on securities. If these income items were included, basic earnings per share would have $2.40, $1.68 and $1.16 for the ended December 31, 2001, 2000 and 1998, respectively and cash basis diluted earnings per share would have been $2.41, $1.70 and $1.11 for the same years.

      (4) Earnings per share for the year ended December 31, 1999 exclude the one-time merger-related charges and expenses, and gains on securities. If these one-time merger-related charges and expenses and gains on securities had been included, basic earnings per share would have been $.33 and cash basis diluted earnings per share would have been $.34.

      (5) Calculated using shares of common stock outstanding plus 24,173 shares of common stock which were issuable upon the consversion of preferred stock at period end.

      (6) Selected performance ratios for the years ended December 31, 2001, 2000 and 1998 exclude nonrecurring gains, gains/losses on on securities. If these income items had been included, return on average assets would have been 1.16%, 1.09%, and .92% and return on average equity would have been 18.00%, 15.96% and 11.62%.

      (7) Selected performance ratios for the year ended December 31, 1999 exclude the one-time merger-related charges and expenses, and gains on securities. If these one-time merger-related charges and expenses were included, the return on average assets would have been .24% and the return on average equity would have been 3.11%.

      (8) Calculated by dividing total noninterest expense, net of goodwill and intangible amortization, by net interest income plus noninterest income, excluding securities gains and losses

                              Corporate Information

Corporate Address

37 East Main Street
Warrenton, Virginia 20186
540-349-3900
FAX: 540-349-3904

Form 10-K

The Bank's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to:

Investor Relations
37 East Main Street
Warrenton, Virginia 20186

Annual Meeting

The Annual Meeting of stockholders of Southern Financial Bancorp, Inc. will be held on April 25, 2002 at Fauquier Springs County Club, Springs Road, Warrenton, Virginia commencing at 2:00 pm.

Stock Data

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

As of December 31, 2001, there were 618 stockholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks. The following table sets forth the high and low stock prices for the periods indicated:

                              2001
                    High              Low
1/st/ Quarter       $16.65            $11.71
2/nd/ Quarter       $23.18            $15.46
3/rd/ Quarter       $24.10            $20.14
4/th/ Quarter       $26.57            $19.74

Transfer Agent & Registrar

Inquiries regarding stock transfer, lost certificates or changes in name and/or address should be directed to the stock transfer agent and registrar:

Mellon Investor Services, L.L.C.
Overpeck Centre
83 Challenger Road
Ridgefield Park, NJ 07660
800-851-9677

Market Makers

Scott & Stringfellow  800-552-7757
Ferris, Baker, Watts, Inc. 202-429-3545
Ryan, Hartley & Co., Inc. 703-847-3100
McKinnon & Company, Inc. 703-623-4636
Sandler O'Neill  212-466-7800
Anderson & Strudwick, Inc. 800-767-2424

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our balance sheets and statements of income. This section should be read in conjunction with the audited consolidated financial statements and related notes as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 included in this annual report and the Form 10-K.

         On October 1, 1999, we completed our merger with The Horizon Bank of Virginia whereby Horizon was merged with the bank. As a result of the merger, we issued 0.63 shares of our common stock for each share of Horizon stock outstanding. Based on this exchange ratio, we issued a total of 1,045,523 shares of our common stock to shareholders of Horizon. In connection with the merger, we incurred approximately $3.9 million of pretax merger-related expenses and other charges which were charged to operations during the year ended December 31, 1999, including a special loan loss provision of $756 thousand, a portfolio restructuring expense of $781 thousand and expenses of $2.4 million. The merger was accounted for as a pooling of interests and therefore, our historical financial data has been restated to include the accounts and operations of Horizon for all periods prior to the effective date of the merger.

Overview

         2001 versus 2000
         Net income for the year ended December 31, 2001 was $8.4 million compared with $5.2 million for the year ended December 31, 2000, an increase of 63.4%. Diluted earnings per share were $2.32 for the year ended December 31, 2001 compared with $1.65 for the year ended December 31, 2000, an increase of $0.67 or 40.6%. The increase was primarily due to growth in earning assets, gains on securities, an increase in fee income, and gains on a non-recurring real estate sale offset by a higher loan loss provision and increased operating expenses. Net income excluding net gains and losses on securities, and non-recurring items included in other income was $6.9 million for the year ended December 31, 2001, an increase of 38.2% compared with $5.0 million for the year ended December 31, 2000.

         During the year ended December 31, 2001, we recognized gains on securities sales totaling $1.3 million compared with losses on securities totaling $167 thousand during the year ended December 31, 2000. During the first quarter of 2001, in order to take advantage of opportunities in the small business lending market created, in part, by the introduction of Small Business Administration (SBA) loan prepayment penalties, we elected to no longer sell the guaranteed portion of our SBA loans into the secondary market. For the year ended December 31, 2001, 2000, and 1999 SBA loan sale gains totaled $252 thousand, $905 thousand, and $692 thousand, respectively. After the first quarter of 2001, we have not sold any SBA loans and intend to retain the SBA loans that we originate in order to build our loan portfolio and increase our overall yield.

         Our decision to sell some of our investment securities during 2001 is directly related to our decision to retain our SBA loans. We used our investment securities portfolio as a vehicle to fully leverage our balance sheet as we grew our loan portfolio. During the first quarter of 2001, when interest rates were declining, we sold primarily fixed rate securities and recognized net gains of $1.3 million. During the fourth quarter of 2001 we did not replace all of the securities that were sold or paid-off as a result of prepayments. Instead, the investment securities balance declined in an effort to reduce the securities balance to reduce our interest rate risk sensitivity in a rising interest rate environment. During the fourth quarter of 2001, we also increased our loan portfolio through originations and purchases, increasing interest income and reducing our ratio of investment securities to loans.

         Total assets increased $175.0 million or 28.7% to $785.0 million at December 31, 2001, from $609.9 million at December 31, 2000 primarily due to growth in loans and investment securities. Deposits and borrowings, as well as the issuance of an aggregate of $13.0 million of trust preferred securities by our subsidiary trusts in May and September of 2000, funded the earning asset growth. The trust preferred securities, which qualify as regulatory capital, provide us with the ability to grow our balance sheet while maintaining strong capital ratios. Deposits increased 22.9% to $633.3 million at December 31, 2001 compared with December 31, 2000. Demand, interest checking, money market and savings account balances increased $23.3 million, or 11.9% for the year ended December 31, 2001 compared with the same period in 2000 and certificates of deposits increased $94.9 million, or 29.8% to $413.6 million. Of the $94.9 million increase in certificates of deposits, $75 million, or 79.0% was represented by callable certificates of deposits hedged by interest rate swaps with the same maturities and call features. We posted returns on average assets of .96%, and 1.09%, for the years ended December

31, 2001 and 2000, respectively, excluding merger-related charges and expenses in 2000. Returns on average equity on the same basis were 14.80% and 15.51% for the years ended December 31, 2001 and 2000, respectively.

         2 Bar Graphs of net income and return on average equity

                           Net income*               Return on Average Equity*
         1997               $2,808                   10.92%
         1998                3,284                   11.30
         1999                3,771                   12.24
         2000                5,005                   15.51
         2001                6,916                   14.80

         *Net income and return on average equity excludes gains/losses on securities and non-recurring items for all years presented, including merger-related charges and expenses related to the Horizon merger in 1999.

         2000 versus 1999
         Net income for the year ended December 31, 2000 was $5.2 million, a 34.4% increase compared with net income of $3.8 million for the year ended December 31, 1999, excluding charges and expenses related to the merger with Horizon. Diluted earnings per share on the same basis were $1.60 for the year ended December 31, 2000 compared with $1.26 for the year ended December 31, 1999, an increase of $0.34 or 27.0%. Net income, including merger-related charges and expenses, was $961 thousand or $0.32 per diluted share for the year ended December 31, 1999. The increase in net income before non-recurring charges and expenses was primarily attributable to growth in earning assets which increased net interest income. In addition, other income increased due to fees generated both from our deposit and commercial product services, as well as income generated by Southern WebTech.com, our wholly-owned subsidiary.

         Total assets at December 31, 2000 were $609.9 million, an increase of $203.7 million or 50.1% from total assets of $406.2 million at December 31, 1999. The increase was primarily due to the acquisition of First Savings combined with growth in our earning assets associated with the issuance of trust preferred securities. Deposits and borrowings funded the earning asset growth. Not including merger-related charges and expenses, we posted returns on average assets of 1.06% and 0.93% for the years ended December 31, 2000 and 1999, respectively. Not including merger-related charges and expenses, returns on average equity were 15.51% and 12.24% for the years ended December 31, 2000 and 1999, respectively.

Results of Operations

         Our operating results depend primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of our noninterest income, including income or loss from the sale of loans and fees and service charges on deposit accounts, and by the level of our operating expenses, including compensation, premises and equipment, deposit insurance assessments and income taxes.

         Net Interest Income

         2001 versus 2000
         Net interest income before the provision for loan losses for the year ended December 31, 2001 was $27.0 million, an increase of 51.9% from $17.8 million for the year ended December 31, 2000. The increase in net interest income was mainly due to the growth in earning assets resulting from loan originations and purchases of investment securities. Average earning assets increased 54.4% to $679.4 million for the year ended December 31, 2001 compared with $440.1 million for the year ended December 31, 2000. The declining interest rates during 2001 also contributed to the increase in net interest income as the cost of funds declined at a faster rate than our yield on earning assets.

         Our yield on total interest-earning assets was 7.97% for the year ended December 31, 2001; a decrease compared with 8.60% for the year ended December 31, 2000. For the year ended December 31, 2001, the yield on average loans receivable was 8.71%, down from 9.53% for the year ended December 31, 2000, while the yield on average securities increased from 7.13% for the year ended December 31, 2000 to 7.25% for the same period in 2001 as a result of higher than normal discount accretion from prepayments of securities in 2001.

         Our net interest margin was 3.98% for the year ended December 31, 2001, down slightly from 4.05% for the year ended December 31, 2000. The net interest margin has improved each prospective quarter during 2001 due to a sharper decline in our cost of funds versus the decline in yield on earning assets. The net interest margin increased to 4.29% for the quarter ended December 31, 2001 from 3.51% for the quarter ended December 31, 2000. The cost of funds declined to 3.56% from 6.45% for the quarters ended December 31, 2001 and 2000, respectively. The yield on earning assets only declined to 7.42% from 8.66% for the quarters ended December 31, 2001 and 2000, respectively.

         2000 vs. 1999.
         Net interest income before the provision for loan losses was $17.8 million for the year ended December 31, 2000, an increase of 15.2% over $15.4 million for the year ended December 31, 1999. The increase in net interest income is primarily attributable to the income generated from the growth in the average level of earning assets during 2000 and higher yields on loans and investment securities compared with 1999. The average balance of total interest-earning assets increased $59.3 million or 15.6% to $440.1 million for 2000 compared with $380.8 million for 1999 primarily due to the growth in loans and investment securities as part of our leveraging strategy. Our yield on total interest-earning assets was 8.60% for the year ended December 31, 2000, which increased 78 basis points from 7.82% for 1999

         Our net interest margin for the year ended December 31, 2000 was 4.05% compared with 4.07% for the year ended December 31, 1999. While our capital trust borrowings in the form of $13.0 million in trust preferred securities issued by our subsidiary trusts in 2000 are a higher cost of debt, they allowed us to grow our balance sheet, increasing primarily interest-earning assets. This higher cost of debt, however, had an adverse impact on our net interest margin. The cost of funds increased to 5.37% in 2000 from 4.52% in 1999. The cost of borrowings, not including the trust preferred securities, increased from 5.56% in 1999 to 6.49% in 2000. The cost of funds on total average deposits also increased during the same period, from 3.83% in 1999 to 4.41% in 2000.

         The following tables present for the periods indicated the average balances, the interest earned or paid on such amounts and the weighted average yields for each major category of interest-earning assets and interest-bearing liabilities. Calculations for all periods ending after December 31, 1999 have been made utilizing daily average balances. Calculations for the year ended December 31, 1999 have been made utilizing month-end average balances for loans and investment securities and daily average balances for borrowings and deposits, and the effect of the interest rate swaps is reflected in the average rate on deposits. Loan balances do not include nonaccrual loans.

                                                                        Years Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                                  2001                            2000                             1999
                                    ------------------------------  -------------------------------- -------------------------------

                                      Average   Interest  Average     Average   Interest   Average     Average   Interest   Average
                                    Outstanding Earned/    Yield/   Outstanding  Earned/    Yield/   Outstanding Earned/     Yield/
                                      Balance      Paid     Rate      Balance     Paid       Rate      Balance     Paid       Rate
                                    ----------  --------  --------- ----------  --------- ---------- ----------  --------   -------
                                                                         (dollars in thousands)
Assets:
   Interest-earning assets:
    Loans .........................  $353,147    $30,760     8.71%  $ 267,186    $ 25,501    9.53%   $ 219,286    $19,982     9.11%
    Securities ....................   320,007     23,189     7.25     169,248      12,074    7.13      159,013      9,676     6.09
    Investments ...................     6,213        230     3.69       3,642         235    6.45        2,504         98     3.91
                                     --------    -------            ---------    --------            ---------   --------
       Total interest-earning
             Assets ...............   679,367     54,179     7.97%    440,076      37,810    8.60%     380,803     29,756     7.82%
    Less allowance for loan
            losses ................     5,696                           4,186                            3,257
                                     --------                       ---------                        ---------
       Total interest-earning
         assets, net of
         allowance ................   673,671                         435,890                          377,546
   Noninterest-earning assets:
       Bank owned life insurance ..    15,639                           2,559                               --
       Other noninterest-earning
         assets ...................    34,809                          34,667                           26,833
                                     --------                       ---------                        ---------
    Total assets ..................  $724,119                       $ 473,126                        $ 404,379
                                     ========                       =========                        =========

Liabilities and Stockholders'
  Equity:
   Interest-bearing liabilities:
     Interest-bearing demand
        deposits ..................  $ 31,398    $   383     1.22%  $  27,124    $    184    0.68%   $  33,993   $    326     0.96%
     Savings and money
        market accounts ...........    84,410      2,507     2.97      68,605       2,680    3.91       59,743      1,924     3.22
     Time deposits ................   377,680     18,742     4.96     242,706      14,600    6.00      209,993     11,336     5.39
     Other borrowings .............    95,209      4,084     4.29      28,974       1,911    6.49       13,159        732     5.56
   Company-obligated
     mandatorily redeemable
     11.0% preferred securities
   of Southern Financial Capital
     Trust I ......................     5,000        572    11.44       3,014         351   11.64           --         --       --
   Company-obligated
   mandatorily redeemable
     10.60% preferred
     securities of Southern
     Financial Statutory
     Trust I ......................     8,000        859    10.74       2,517         272   10.81           --         --       --
                                     --------    -------            ---------    --------            ---------   --------
   Total interest-bearing
     Liabilities ..................   601,697     27,147     4.51%    372,940      20,009    5.37%     316,888     14,308     4.52%
   Noninterest-bearing
liabilities
     Demand deposits ..............    66,305                          58,188                           50,501
     Other liabilities ............     9,378                           9,730                            6,174
                                      -------                       ---------                        ---------
        Total liabilities .........   677,380                         440,858                          373,563
   Stockholders' equity ...........    46,739                          32,268                           30,810
                                      -------                       ---------                        ---------
     Total liabilities and
        stockholders' equity ......  $724,119                       $ 473,126                        $ 404,373
   Net interest income ............              $27,032                         $ 17,801                        $ 15,448
                                                 =======                         ========                        ========
   Net interest spread ............                          3.46%                           3.23%                            3.30%

   Net interest margin ............                          3.98%                           4.05%                            4.07%

          The following tables present information regarding changes in interest income and interest expense for the periods indicated for each major category of interest-earning asset and interest-bearing liability which distinguishes between the changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by old volume). The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) have been allocated between rate and volume variances based on the percentage relationship of such variances to each other.

                                          Year Ended December 31, 2001 compared     Year Ended December 31, 2000 compared
                                              to Year Ended December 31, 2000            to Year Ended December 31, 1999
                                        -----------------------------------------  ---------------------------------------
                                            Increase (decrease)                       Increase (decrease)
                                             Due to Change in                          Due to Change in
                                        --------------------------                 --------------------------
                                            Volume        Rate          Total        Volume         Rate           Total
                                        ------------   -----------   -----------   -----------   ------------  -----------
                                                                      (dollars in thousands)
Interest-earning assets:
   Loans .............................   $     7,607   $   (2,348)   $     5,259   $     4,557   $       962   $     5,519
   Securities and investments ........        11,006          103         11,109           708         1,827         2,535
                                         -----------   -----------   -----------   -----------   -----------   -----------
       Total increase (decrease)
         in interest income ..........        18,613       (2,245)        16,368         5,265         2,789         8,054

Interest-bearing liabilities:
   Interest-bearing deposits .........         6,996       (2,972)         4,024         1,780         2,253         4,033
   Other borrowings ..................         4,077         (963)         3,114         1,398           270         1,668
                                         -----------   ----------    -----------   -----------   -----------   -----------
       Total increase (decrease)
         in interest expense .........        11,073       (3,935)         7,138         3,178         2,253         5,701
                                         -----------   ----------    -----------   -----------   -----------   -----------
Increase in net interest
   income ............................   $     7,540   $    1,690    $     9,230   $     2,087   $       266   $     2,353
                                         ===========   ==========    ===========   ===========   ===========   ===========

Provision for Loan Losses

           The provision for loan losses is a current charge to earnings made in order to maintain the allowance for loan losses at a level deemed appropriate by management based on an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending, historical loan experience and other relevant factors. The provision for loan losses for the year ended December 31, 2001 was $4.5 million compared with $1.3 million for the year ended December 31, 2000. Recognizing that we have evolved from a small community bank to a larger, regional bank, during 2001 we refined our methodology of estimating our allowance for loan losses by considering the relevant loss experience since 1992 of banks headquartered in Virginia, D. C. and Maryland, with over $1 billion in assets. The higher provision called for by our refined methodology, combined with the loan growth during 2001 and the increase in charge-offs, resulted in an increased loan loss provision in 2001 compared with 2000. As of and for the year ended December 31, 2001, the allowance for loan losses was $7.4 million, or 1.76% of total loans receivable, while net charge-offs to average loans receivable were .58%. We continue to monitor the loan portfolio and make charge-offs we deems appropriate, particularly given the uncertainty in the U.S. economy. Due to the uncertainty of risks in the loan portfolio, management's judgment of the amount of the allowance necessary to absorb loan losses is approximate; however, management believes that the allowance for loan losses at December 31, 2001 is adequate to absorb probable and inherent losses in the loan portfolio at that date.

         The provision for loan losses for the year ended December 31, 2000 was $1.3 million compared with $2.1 million for the year ended December 31, 1999 The decrease in the provision in 2000 compared with 1999 was primarily due to a special provision of $756 thousand taken by Horizon in 1999 due to an enhanced approach to establishing its allowance for loan losses. The allowance for loan losses at December 31, 2000 was $4.9 million, or 1.54% of total loans receivable, net of deferred fees, compared with $3.5 million, or 1.45% at December 31, 1999.

Other Income

         2001 versus 2000
         Other income for the year ended December 31, 2001 was $6.9 million, an increase from $2.4 million for the year ended December 31, 2000. During 2001, gain on the sale of loans decreased by $671 thousand compared with 2000 primarily because we now retain the guaranteed portions of the SBA loans we originate rather than sell them into the secondary market. Consequently, we will no longer recognize gains on the sales of these loans, which averaged $205 thousand per quarter in 1999, 2000, and the first quarter of 2001. In part, to offset the foregoing gains on the sale of SBA loans, during the year ended December 31, 2001, we sold $224.4 million of investment securities and generated net gains of $1.3 million. Other income in 2001 also included non-recurring income related to the sale of real estate. Further, in October 2000, we purchased $15.0 million of bank owned life insurance, which replaced certain interest-earning assets and generated other noninterest income of $943 thousand for the year ended December 31, 2001, representing the increase in its current value. Account maintenance, electronic banking fees, and commercial service fees increased 21.9% for the year ended, 2001 compared with the year ended December 31, 2000.

         2000 versus 1999
         Other income totaled $4.6 million for the year ended December 31, 2000, an increase of 60.6% from $2.8 million for the year ended December 31, 1999. Excluding the non-recurring portfolio restructuring expense of $781 thousand related to the Horizon merger, the increase in other income was 25.9% compared with 1999. The increase is partially due to an increase in fee income. In addition, we had income totaling $218 thousand, which represents the increase in the current value of bank owned life insurance.

         Other Expense

         2001 versus 2000
         Other expense for the year ended December 31, 2001 was $17.0 million, an increase of 26.4% compared with $13.4 million for the year ended December 31, 2000. Employee compensation accounted for most of the increase and was primarily due to normal pay increases and a larger employee base resulting from the new Georgetown branch which opened in August and the loan production office in Charlottesville which opened in October. The Georgetown and Charlottesville operations as well as the acquisition of First Savings Bank in September of 2000, including goodwill amortization, accounted for most of the remaining increase in other expenses. The increase also includes costs associated with professional services related to audit and legal, advertising, telephone, supplies and other general operating expense associated with a larger organization. The efficiency ratio, the ratio of non-interest expense before amortization of intangibles, divided by net interest income plus non-interest income less gains and losses on securities and non-recurring items, improved to 53.5% from 60.7% for the year ended December 31, 2001 and 2000, respectively.

         2000 versus 1999
         Other expense for the year ended December 31, 2000 was $13.4 million, a decrease of 7.9% from $14.6 million for the year ended December 31, 1999. Other expense for the year ended December 31, 1999 included merger-related special charges and expenses of $2.4 million. Excluding merger-related charges and expenses, other expense for the year ended December 31, 2000 increased by 10.6% when compared with other expense for the year ended December 31, 1999. The increase in employee compensation reflects the cost of staffing the two branches acquired from First Savings, normal wage increases for existing personnel and the costs of the personnel infrastructure necessary to operate a larger and more complex institution. Other expenses, including data processing and occupancy, increased due to the addition of two branches from the First Savings acquisition in addition to increases in deposit and loan accounts in the other 17 branches.

         Bar Graph with efficiency ratio

                           Efficiency Ratio*
         1997              64.36%
         1998              63.94
         1999              64.04
         2000              60.70
         2001              53.54

         *Efficiency Ratio excludes gains/losses on securities and non-recurring items for all years presented, including merger-related charges and expenses related to the Horizon merger in 1999.

Financial Condition

Loan Portfolio

         Loans receivable increased $100.1 million or 31.2% from $320.4 million at December 31, 2000 to $420.4 million at December 31, 2001. This net increase was comprised of $213.9 million in new loan originations and net purchases of $36.5 million, offset by repayments totaling $150.8 million. Commercial mortgage loans increased 43.8%, while commercial and industrial loans increased 31.9%, representing most of the total increase in loans receivable. We continue to pursue our niche lending of small to medium-sized business clients as we have since our conversion from a federal savings bank to a commercial bank in 1995. As a result, the composition of our loan portfolio has changed dramatically since that time. At December 31, 1995, residential mortgage loans represented 32.2% of gross loans. By December 31, 2001, residential mortgage loans had declined to 18.4% of gross loans. In contrast, commercial mortgage and industrial loans, combined, which represented 47.8% of gross loans at December 31, 1995 have grown to 79.0% of gross loans at December 31, 2001.

         Our commercial real estate lending program includes construction and permanent loans closed both under the Small Business Administration (SBA) loan programs and loans closed outside of the SBA programs that serve both the investor and owner occupied facility markets. The 504 loan program under the SBA is used to finance long-term fixed assets, primarily real estate and heavy equipment and gives borrowers access to 90% financing for a project. Another SBA program, 7(a), includes loans that may be used for the purchase of real estate, construction, renovation or leasehold improvements, as well as machinery, equipment, furniture, fixtures, inventory and in some instances, working capital and debt refinancing. The SBA guarantees up to 80% of the loan balance in the 7(a) program and start-up businesses are eligible.

         At December 31, 2001, commercial real estate loans totaled $198.7 million; of which $185.4 million were permanent loans and $13.3 million were construction loans compared with $138.2 million at December 31, 2000, of which $127.7 million were permanent loans and $10.5 million were construction loans. The construction loans included owner occupied commercial real estate, low budget hotels and a shopping center. Permanent and construction commercial real estate loans made under the SBA 7(a) and 504 loan programs totaled $50.4 million at December 31, 2001.

         At December 31, 2001, we had $133.3 million in commercial and industrial loans, which represented 31.7% of our total loans receivable at that date compared with $101.0 million at December 31, 2000. Of the total commercial and industrial loans at December 31, 2001, 14.8% are loans made under the SBA 7(a) program. Also included in commercial business loans are $14.7 million of loans for equipment leases to small to medium-sized businesses. Commercial and industrial loans also include loans originated under our Accounts Receivable Tracking System, or ARTS. At December 31, 2001, $30.4 million, or 22.8% of commercial business loans were part of this program.

         Bar graph of commercial loan growth (in thousands)

                           Commercial Loan Growth
         1997              $124,547
         1998              $137,152
         1999              $172,316
         2000              $239,230
         2001              $331,974



         Investment Securities

         Our securities portfolio is managed by our President and our Treasurer, both of whom have significant experience in this area, with the concurrence of our Asset/Liability Committee. Investment management is performed in accordance with our investment policy, which is approved annually by the Asset/Liability Committee and the board of directors. Our investment policy addresses our investment strategies, approval process, approved securities dealers and authorized investments. At December 31, 2001 all of our investment securities were classified as available-for-sale and may be sold as part of our asset/liability management strategy in response to changes in interest rates and liquidity needs.

         Investment securities classified as available-for-sale increased 31.4% or $73.2 million during 2001, through purchases of $546.6 million, net of $224.4 million in sales and repayments totaling $253.7 million. The investment securities purchased consisted primarily of collateralized mortgage obligations and corporate bonds. During the year ended December 31, 2001, we recognized gains totaling $1.3 million from the sale or maturity of available-for-sale investment securities.

Deposits

         Deposits, which represent 90% of our interest-rate sensitive liabilities as of December 31, 2001, have historically been the primary source of funding our asset growth. In addition to deposits, we obtain funds from loan repayments, maturing investments, loan sales, cash flows generated from operations, capital trust borrowings and Federal Home Loan Bank advances. Borrowings may be used as an alternative source of lower cost funds or to fund the origination of certain assets.

         Total deposits increased to $633.3 million at December 31, 2001 from $515.1 million at December 31, 2000, an increase of $118.2 million or 22.9%. This increase was primarily a result of growth in certificates of deposit used as an alternative source to fund earning assets. At December 31, 2001, we had $73.8 million in noninterest-bearing deposits compared with $66.8 million at December 31, 2000, an increase of $7.0 million. Interest-bearing deposits totaled $559.5 million or 88.3% of total deposits at June 30, 2001 compared with $446.3 million or 86.6% of total deposits at December 31, 2000.

Borrowings

         Borrowings consist of short-term and long-term advances from the Federal Home Loan Bank of Atlanta and capital trust borrowings. Long-term borrowings totaled $15.0 million at December 31, 2001 and are comprised of three $5.0 million advances from the Federal Home Loan Bank of Atlanta. The long-term borrowings carry an average cost of 6.07% and have call dates ranging from September 2002 to 2004, with maturity dates ranging from September 2009 through 2010

         2 Bar graphs-total assets and Capital (in thousands)

                           Total Assets        Total Capital*
         1997              $ 354,016           27,508
         1998                404,254           30,626
         1999                406,222           28,864
         2000                609,936           52,689
         2001                784,977           77,668
          *Total capital includes stockholders' equity and capital trust borrowings

Interest Rate Sensitivity and Market Risk

         We are engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments. Consequently, our earnings depend to a significant extent on our net interest income, which is the difference between the interest income on loans and investments and the interest expense on deposits and borrowing. To the extent that our interest-bearing liabilities do not reprice or mature at the same time as our interest-bearing assets, we are subject to interest rate risk and corresponding fluctuations in net interest income. We have employed asset/liability management policies that attempt to manage our interest-earning assets and interest-bearing liabilities, thereby attempting to control the volatility of net interest income, without having to incur unacceptable levels of credit or investment risk.

         We actively manage our overall exposure to changes in interest rates. In managing our funding, we first attempt to gauge the direction of interest rates, which will determine how much sensitivity we are willing to take. If rates are decreasing, we seek to fund with liabilities that reprice in the near future. If rates are rising, we attempt to do the opposite. When necessary, we will enter into interest rate swaps, financial options or forward delivery contracts for the purpose of reducing interest rate risk.

         Management uses a duration gap of equity approach to manage our interest rate risk and reviews quarterly interest sensitivity reports prepared for us by the Federal Home Loan Bank of Atlanta. This approach uses a model which generates estimates of the change in our market value of portfolio equity ("MVPE") over a range of interest rate scenarios. MVPE is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates and deposit decay rates.

         With respect to our residential mortgage loan portfolio, it is our policy to retain those mortgage loans which have an adjustable interest rate and to sell most fixed rate mortgage loans originated into the secondary market. In addition, our commercial loans generally have rates that are tied to the prime rate, the one-year Constant Maturity Treasury ("CMT") rate as reported by the Federal Reserve Board, or the three-year CMT rate. Both of these actions help control our exposure to rising interest rates.

         The following table prepared by the Federal Home Loan Bank of Atlanta sets forth an analysis of our interest rate risk as measured by the estimated change in MVPE resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus 300 basis points, measured in 100 basis point increments) as of December 31, 2001 and 2000:

                 Sensitivity of Market Value of Portfolio Equity
                             As of December 31, 2001
                             (dollars in thousands)

                                                                                           Market Value of
                                  Market Value of Portfolio Equity                   Portfolio Equity as a % of
                       ------------------------------------------------------   -----------------------------------
     Change in
   Interest Rates                                                                                       Portfolio
  In Basis Points                             $ Change           % Change                                Equity
    (Rate Shock)           Amount            From Base           From Base          Total Assets        Book Value
    ------------           ------            ---------           ---------          ------------        ----------
Up 300                    $ 53,137           $ (29,175)             (35.44)%            6.77%              82.14%
Up 200                      65,736             (16,576)             (20.14)             8.37              101.62
Up 100                      77,441              (4,871)              (5.92)             9.87              119.71
Base                        82,312                  --                0.00             10.49              127.24
Down 100                    83,473               1,161                1.41             10.63              129.04
Down 200                    92,335              10,023               12.18             11.76              142.74
Down 300                   103,921              21,609               26.25             13.24              160.65

                 Sensitivity of Market Value of Portfolio Equity
                             As of December 31, 2000
                             (dollars in thousands)

                                                                     Market Value of
                         Market Value of Portfolio Equity        Portfolio Equity as a % of
                    ------------------------------------------
     Change in
   Interest Rates                                                                Portfolio
  In Basis Points                  $ Change      % Change                          Equity
    (Rate Shock)      Amount       From Base     From Base       Total Assets    Book Value
    ------------      ------       ---------     ---------       ------------    ----------
Up 300               $35,488        $(9,871)      (21.76)%          5.82%          89.42%
Up 200                40,706         (4,653)      (10.26)           6.67          102.56
Up 100                42,502         (2,857)       (6.30)           6.97          119.71
Base                  45,359             --         0.00            7.44          107.09
Down 100              47,492          2,133         4.70            7.79          114.29
Down 200              48,809          3,450         7.61            8.00          119.66
Down 300              50,867          5,508        12.14            8.34          128.16

         Our interest rate sensitivity is also monitored by management through the use of a model that generates estimates of the change in the adjusted net interest income over a range of interest rate scenarios. The Federal Home Loan Bank of Atlanta also prepares such analysis for us. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In this regard, the model assumes that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.

                       Sensitivity of Net Interest Income
                              As of December, 2001
                             (dollars in thousands)

                                  Adjusted Net Interest Income             Net Interest Margin
                        -----------------------------------------    --------------------------------
     Change in
  Interest Rates
 In Basis Points                             % Change                                      % Change
   (Rate Shock)             Amount          From Base                   Percent            From Base
   ------------             ------          ---------                   -------            ---------
Up 300                      $24,998          (15.93)%                     3.18%             (16.09)%
Up 200                       26,300          (11.55)                      3.35              (11.61)
Up 100                       22,653           (5.27)                      3.59               (5.28)
Base                         24,121            0.00                       3.79                0.00
Down 100                     25,618            4.93                       3.97                4.75
Down 200                     26,591            5.95                       4.01                5.80
Down 300                     26,925            4.08                       3.94                3.96


                       Sensitivity of Net Interest Income
                              As of December, 2000
                             (dollars in thousands)

                                 Adjusted Net Interest Income               Net Interest Margin
                       ------------------------------------------   ---------------------------------
     Change in
   Interest Rates
  In Basis Points                             % Change                                    % Change
    (Rate Shock)           Amount            From Base                 Percent            From Base
    ------------           ------            ---------                 -------            ---------
Up 300                      $20,588            (3.66)%                   3.38%               (3.70)%
Up 200                       21,069            (1.41)                    3.46                (1.42)
Up 100                       21,234            (0.64)                    3.48                (0.85)
Base                         21,370             0.00                     3.51                 0.00
Down 100                     21,655             1.33                     3.55                 1.14
Down 200                     21,936             2.65                     3.60                 2.56
Down 300                     22,654             6.01                     3.72                 5.98

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in MVPE requires the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the MVPE table and Sensitivity of Net Interest Income table provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our worth and net interest income.

         As part of our interest rate risk management, we use interest rate swaps that are accounted for as both cash flow and fair value hedges in accordance with Statement of Financial Accounting Standards No. 133. Cash flow hedges are used to hedge variable interest rate assets or liabilities and fair value hedges are used to hedge fixed rate assets or liabilities. At the inception of the hedge, we determine and document the risk management objective and strategy, the hedged risk, the derivative instrument, the hedged item and how hedge effectiveness will be assessed initially and on an ongoing basis. At the inception of the hedge and on an ongoing basis, the hedge must be deemed to be highly effective in hedging the hedged risk in order to qualify for hedge accounting. Effectiveness is measured by comparing the change in London InterBank Offer Rate, or LIBOR (which the interest rate swap is priced from) to the change in the rate underlying the hedged asset or liability. If high correlation is not achieved, the hedging designation is discontinued with the change in the fair value of the interest rate swap recorded as other income or expense. In the event that any derivative or hedged item is terminated or sold, the gain or loss on the derivative will be amortized over the remaining life of the item hedged. Interest to be received or paid on the interest rate swap is accrued monthly. Of our $165.0 million in interest rate swaps, $145.0 million are fair value hedges that are perfectly correlated and therefore, require no earnings adjustment.

Liquidity and Funds Management

         The objective of our liquidity management is to assure the ability to meet our financial obligations. These obligations include the payment of deposits on demand or at maturity, the repayment of borrowings at maturity and the ability to fund loan commitments and other new business opportunities. We obtain funding from a variety of sources, including customer deposit accounts, customer certificates of deposit and payments on our loans and investments. Historically, our level of core deposits has been insufficient to fully fund our lending activities. Therefore, we must seek funding from additional sources, including brokered certificates of deposit, available-for-sale investment securities, lines of credit from the Federal Home Loan Bank of Atlanta and reverse repurchase agreement borrowings from approved securities dealers.

         In addition, we use derivative products such as interest rate swaps to enhance our liquidity through the issuance of long-term liabilities to match with our long-term assets. We also enhance our liquidity by monitoring unfunded loan commitments, which reduces unexpected funding requirements.

         During the year ended December 31, 2001, we funded our financial obligations with deposits, borrowings from the Federal Home Loan Bank of Atlanta and sales of investment securities. At December 31, 2001, we had $ 41.6 million of unfunded lines of credit and undisbursed construction loan funds of $32.5 million. Approved loan commitments were $15.3 million at December 31, 2001. Management anticipates that funding requirements for these commitments can be met from the normal sources of funds.

Capital Resources

         Capital management consists of providing equity to support both current and future operations. We and the bank are subject to capital adequacy requirements imposed by the Federal Reserve. The Federal Reserve has adopted risk-based capital requirements for assessing bank holding company and member bank capital adequacy. Under current Federal Reserve Board regulations, these requirements are (a) leverage capital of 4.0% of adjusted average total assets;
(b) tier I capital of 4% of risk-weighted assets; (c) tier I and II capital of 8% of risk-weighted assets. At December 31, 2001, the Bank's capital ratios were 8.82% leverage capital; 13.97% tier I capital; and 15.22% tier I and tier II capital.

         Pursuant to FDICIA, each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. As a member of the Federal Reserve System, the bank is subject to capital adequacy guidelines of the Federal Reserve. Also pursuant to FDICIA, the Federal Deposit Insurance Corporation has promulgated regulations setting the levels at which an insured institution such as the bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is classified "well capitalized" for purposes of the FDIC's prompt corrective action regulations.

Impact of Inflation and Changing Prices

         Our financial statements and related notes included in this prospectus have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike many industrial companies, substantially all of our assets and virtually all of our liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other expenses do reflect general levels of inflation.

Impact on New Accounting Pronouncements

         In July 2001, Statement No. 141 (SFAS 141), Business Combinations, and Statement No. 142 (SFAS 142), Goodwill and Other Intangibles, were issued. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 adopts a more aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which the acquired entity is integrated. Furthermore, goodwill and intangible assets with indefinite useful lives will no longer be amortized, but instead it will be tested for impairment at least annually using specific guidelines. As a result of SFAS 142, we will no longer amortize goodwill, but we will be required to determine if the value of the goodwill is impaired. If such impairment exists, a write down of goodwill will be made at that time. Management has not evaluated impairment under SFAS 142. Beginning January 2002, annual amortization expense will be reduced by approximately $110 thousand.

                          Independent Auditors' Report

To the Board of Directors and Stockholders of Southern Financial Bancorp, Inc.:

         We have audited the accompanying consolidated balance sheets of Southern Financial Bancorp, Inc. and subsidiaries (Bancorp) as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


Richmond, VA,
January 23, 2002

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 and 2000

Assets                                                                           2001                  2000
--------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                    $  21,290,594         $  22,036,524
Overnight earning deposits                                                     7,167,963             2,479,728
Investment securities, available-for-sale                                    306,611,560           233,407,038
Loans held for sale                                                                    -               220,000
Loans receivable, net                                                        410,973,260           313,770,584
Cash surrender value of life insurance                                        16,160,787            15,217,987
Premises and equipment, net                                                    6,796,246             6,687,190
Other assets                                                                  15,976,548            16,117,035
--------------------------------------------------------------------------------------------------------------
Total assets                                                               $ 784,976,958         $ 609,936,086
==============================================================================================================

Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------------

Liabilities:
Deposits                                                                   $ 633,325,894         $ 515,111,665
Advances from Federal Home Loan Bank - short term                             40,500,000            19,000,000
Advances from Federal Home Loan Bank - long term                              15,000,000            15,000,000
Company-obligated mandatorily redeemable securities
  of subsidiary holding solely parent debentures                              13,000,000            13,000,000
Other liabilities                                                             18,482,865             8,135,260
--------------------------------------------------------------------------------------------------------------
Total liabilities                                                            720,308,759           570,246,925
--------------------------------------------------------------------------------------------------------------

Commitments
Stockholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares
  authorized, 13,621 shares of 6% cumulative convertible
  peferred stock issued and outstanding                                              136                   136
Common stock, $.01 par value, 5,000,000 shares authorized,
  4,284,594 and 3,014,710 shares issued and outstanding,
  respectively                                                                    42,846                30,147
Capital in excess of par                                                      54,628,316            28,713,010
Retained earnings                                                              7,986,380            10,709,742
Accumulated other comprehensive income                                         2,010,521               236,126
--------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                    64,668,199            39,689,161
--------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                 $ 784,976,958         $ 609,936,086
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

                                                                          2001              2000               1999
----------------------------------------------------------------------------------------------------------------------
Interest income:
Loans                                                                $ 30,759,954      $ 25,500,811       $ 19,982,224
Investment securities                                                  23,418,623        12,309,257          9,773,796
----------------------------------------------------------------------------------------------------------------------
Total interest income                                                  54,178,577        37,810,068         29,756,020
----------------------------------------------------------------------------------------------------------------------
Interest expense:
Deposits                                                               21,632,454        17,608,760         13,576,177
Borrowings                                                              5,514,565         2,399,924            731,801
----------------------------------------------------------------------------------------------------------------------
Total interest expense                                                 27,147,019        20,008,684         14,307,978
----------------------------------------------------------------------------------------------------------------------
Net interest income                                                    27,031,558        17,801,384         15,448,042
Provision for loan losses                                               4,470,000         1,335,000          2,129,660
----------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                    22,561,558        16,466,384         13,318,382
----------------------------------------------------------------------------------------------------------------------
Other income:
Account maintenance and electronic banking fees                         2,199,027         1,924,395          1,758,765
Commercial service fees                                                   329,730           150,900             15,674
Other loan fees                                                           412,016           512,127            404,376
System maintenance and license fees                                       213,422           281,668             63,134
Income from bank owned life insurance                                     942,800           217,987                  -
Gain on sale of loans                                                     603,052         1,274,033          1,115,351
Gain (loss) on investment securities, net                               1,265,774          (167,467)          (692,419)
Other                                                                     968,152           358,938            169,136
----------------------------------------------------------------------------------------------------------------------
Total other income                                                      6,933,973         4,552,581          2,834,017
----------------------------------------------------------------------------------------------------------------------
Other expense:
Employee compensation and benefits                                      8,775,143         7,019,287          6,448,960
Premises, equipment and data processing                                 4,477,086         3,740,679          3,362,410
Restructuring charges                                                           -                 -            685,336
Merger expenses                                                                 -                 -          1,751,657
Other                                                                   3,739,302         2,679,997          2,340,607
----------------------------------------------------------------------------------------------------------------------
Total other expense                                                    16,991,531        13,439,963         14,588,970
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                             12,504,000         7,579,002          1,563,429
Provision for income taxes                                              4,089,700         2,428,900            602,700
----------------------------------------------------------------------------------------------------------------------
Net income                                                           $  8,414,300      $  5,150,102       $    960,729
----------------------------------------------------------------------------------------------------------------------
Earnings per common share:
Basic                                                                $       2.40      $       1.68       $       0.33
Diluted                                                                      2.32              1.65               0.32
Weighted average shares outstanding:
Basic                                                                   3,500,949         3,065,248          2,913,507
Diluted                                                                 3,628,582         3,120,025          2,994,476
----------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2001, 2000 and 1999

                                                                     2001                2000                 1999
----------------------------------------------------------------------------------------------------------------------
Net income                                                       $ 8,414,300         $ 5,150,102          $   960,729
Other comprehensive income:
Cash flow hedge:
    Unrealized holding gain/(loss)                                (1,173,007)           (689,079)           1,260,465
    Reclassification adjustment for net interest
         (income) expense included in net income                     201,303            (229,589)              (4,165)
Available-for-sale securities:
    Unrealized holding gain/(loss)                                 4,925,955           3,385,998           (4,994,973)
    Unrealized gain on transfer of held-to-
         maturity securities                                               -             334,770                    -
    Reclassification adjustment for net (gains)/losses
         included in net income                                   (1,265,774)            167,467              692,419
----------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax                       2,688,477           2,969,567           (3,046,254)
Income tax expense (benefit) related to items of other
    comprehensive income (loss)                                      914,082           1,009,656           (1,035,726)
----------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                      1,774,395           1,959,911           (2,010,528)

Comprehensive income (loss)                                      $10,188,695         $ 7,110,013          $(1,049,799)
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999



                                                                                  Convertible                Capital in
                                                                                   Preferred     Common      Excess of
                                                                                     Stock       Stock       Par Value
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                           $ 136      $ 26,363    $ 23,490,506
     Dividends on preferred and common stock ($0.87 per preferred share)
                                             ($0.30 per common share)
     Options exercised, net                                                                          199         172,429
     Change in other comprehensive loss
     Net income
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                             136        26,562      23,662,935
     Dividends on preferred and common stock ($0.87 per preferred share)
                                             ($0.44 per common share)
     Issuance of common stock                                                                      4,270       6,069,361
     Repurchase of common stock                                                                     (757)     (1,073,590)
     Options exercised, net                                                                           72          54,304
     Change in other comprehensive income
     Net income
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                             136        30,147      28,713,010
     Dividends on preferred and common stock ($0.87 per preferred share)
                                             ($0.44 per common share)
     Stock dividend of 10%                                                                         3,847       9,572,008
     Issuance of common stock                                                                      8,758      16,335,172
     Options exercised, net                                                                           93           8,126
     Change in other comprehensive income
     Net income
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                           $ 136      $ 42,846    $ 54,628,316
---------------------------------------------------------------------------------------------------------------------------

                                                                                                   Accumulated
                                                                                                      Other             Total
                                                                                    Retained      Comprehensive     Stockholders'
                                                                                    Earnings      Income (Loss)        Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                                        $ 6,822,119      $   286,743      $ 30,625,867
     Dividends on preferred and common stock ($0.87 per preferred share)             (884,599)                          (884,599)
                                             ($0.30 per common share)
     Options exercised, net                                                                                              172,628
     Change in other comprehensive loss                                                             (2,010,528)       (2,010,528)
     Net income                                                                       960,729                            960,729
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                          6,898,249       (1,723,785)       28,864,097
     Dividends on preferred and common stock ($0.87 per preferred share)           (1,338,609)                        (1,338,609)
                                             ($0.44 per common share)
     Issuance of common stock                                                                                          6,073,631
     Repurchase of common stock                                                                                       (1,074,347)
     Options exercised, net                                                                                               54,376
     Change in other comprehensive income                                                            1,959,911         1,959,911
     Net income                                                                     5,150,102                          5,150,102
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                         10,709,742          236,126        39,689,161
     Dividends on preferred and common stock ($0.87 per preferred share)           (1,561,807)                        (1,561,807)
                                             ($0.44 per common share)
     Stock dividend of 10%                                                         (9,575,855)                                 -
     Issuance of common stock                                                                                         16,343,930
     Options exercised, net                                                                                                8,219
     Change in other comprehensive income                                                            1,774,395         1,774,395
     Net income                                                                     8,414,300                          8,414,300
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                        $ 7,986,380      $ 2,010,521      $ 64,668,199
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

                                                                                     2001            2000              1999
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                      $   8,414,300   $    5,150,102    $     960,729
Adjustments to reconcile net income to
    net cash provided by operating activities:
Depreciation and amortization                                                       1,510,826        1,062,788          706,159
(Accretion) amortization of discounts or premiums on investment
    securities and loans, net                                                      (1,202,401)          88,880          213,218
Provision for loan losses                                                           4,470,000        1,335,000        2,129,660
Gain on sale of loans                                                                (603,052)      (1,274,033)      (1,115,351)
(Gain) loss on sale of securities                                                  (1,265,774)         167,467          692,419
Accretion of deferred loan fees                                                      (880,761)        (533,778)        (787,294)
Loans originated - held for sale                                                   (7,224,176)      (5,310,641)     (12,559,282)
Loans sold - held for sale                                                          7,738,296        5,738,099       13,143,102
Increase in other assets                                                           (1,292,074)      (2,732,836)      (2,362,142)
Increase in other liabilities                                                       7,532,035        2,239,159        1,960,441
--------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                          17,197,219        5,930,207        2,981,659
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Increase in loans receivable                                                      (99,562,516)     (31,973,177)     (28,513,323)
Purchase of investment securities, held-to-maturity                                         -       (7,776,346)     (11,462,105)
Purchase of investment securities, available-for-sale                            (546,582,396)    (116,457,714)     (61,056,211)
Sale of investment securities available-for-sale                                  224,376,264       20,399,172       37,455,059
Paydowns of investment securities, held-to-maturity                                         -        4,698,270       16,205,058
Paydowns of investment securities, available-for-sale                             253,734,859       19,486,818       19,761,562
Purchase of bank owned life insurance                                                       -      (15,000,000)               -
Cash acquired from merger                                                                   -       11,080,705                -
Increase in premises and equipment, net                                            (1,232,120)        (701,726)      (1,628,444)
Increase in other equity securities                                                (1,704,654)      (1,055,450)        (276,750)
--------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                            (170,970,563)    (117,299,448)     (29,515,154)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Net increase in deposits                                                          121,425,307       90,972,915          282,224
Increase in advances from FHLB                                                     21,500,000       17,139,200        1,500,000
Proceeds from Capital Trust Borrowings                                                      -       13,000,000                -
Proceeds from issuance of common stock                                             16,352,149           54,376          172,628
Repurchase of common stock                                                                  -       (1,074,347)               -
Dividends on preferred and common stock                                            (1,561,807)      (1,338,609)        (884,599)
--------------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                         157,715,649      118,753,535        1,070,253
--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                3,942,305        7,384,294      (25,463,242)

Cash and cash equivalents, beginning of period                                     24,516,252       17,131,958       42,595,200
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                        $  28,458,557   $   24,516,252    $  17,131,958
================================================================================================================================

SUPPLEMENTAL DATA
   Cash payments for interest on deposits and borrowings                        $   6,987,580   $    7,447,731    $   4,403,197
   Cash payments for income taxes                                               $   5,325,000   $    2,846,000    $   1,218,000

Southern Financial purchased all the capital stock of First Savings Bank of Virginia. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired                                                                   $   74,812,129
Capital stock issued                                                                                 5,816,566
                                                                                                --------------
Liabilities assumed                                                                             $   68,995,563
                                                                                                ==============

The accompanying notes are an integral part of these consolidated financial statements.

                        Southern Financial Bancorp, Inc.

                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999

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

         On September 1, 2000, Southern Financial acquired all of the outstanding common stock of First Savings Bank of Virginia for 409,906 shares of Southern Financial common stock. The acquisition has been accounted for by the purchase method, and accordingly, the results of operations of First Savings Bank have been included in Southern Financial's consolidated financial statements from September 1, 2000. Goodwill of $1,646,651 was recorded, which is being amortized on a straight-line basis over 15 years, along with a core deposit premium of $1,566,163, which is being amortized over 10 years.

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

                                                 December 31,
                                            2000             1999
                                         --------------------------------

                Total revenue             $ 46,718,398     $  39,261,124
                Net income                   2,898,179         1,097,239

                Earnings per share:
                    Basic                 $       0.92     $       0.36
                    Diluted                       0.90             0.35

         On December 28, 1999, Southern Financial Capital Trust I, a wholly-owned subsidiary of the Bancorp, was formed for the purpose of issuing redeemable capital securities. On May 24, 2000, a $5 million offering of redeemable capital securities was completed, and on September 7, 2000, $8 million of trust preferred securities were issued through a pooled underwriting totaling approximately $300 million.

         In October 1999, Southern Financial incorporated Southern WebTech.com, 100% of which is owned by Southern Financial. Ownership of Southern WebTech.com was increased to 100% from 70% by December 31, 2000. The minority interest was acquired by issuing 7,118 shares of Southern Financial Bancorp common stock valued at $107,225 to Darien Consulting Group, Inc., who owned the minority interest. The purchase method of accounting was used, and no goodwill was recorded as a result of the transaction.

         On October 1, 1999, Southern Financial completed its merger with The Horizon Bank of Virginia ("Horizon"). The merger qualified as a tax-free exchange and was accounted for as a pooling of interests. Southern Financial issued .63 shares of its common stock for each share of Horizon stock outstanding. A total of 1,045,523 shares (after adjustment for fractional shares) of Southern Financial's common stock were issued as a result of the merger. Horizon had no stock options outstanding prior to the merger. Southern Financial and Horizon incurred $3,973,530 of merger-related costs that were charged to operations during the year ended December 31, 1999.

         The principal activities of the Bank are to attract deposits, originate loans and conduct mortgage banking as permitted for state chartered banks by applicable regulations. The Bank conducts full-service banking operations in Fairfax, Herndon, Leesburg, Middleburg, Warrenton, Winchester, Woodbridge, Sterling, Manassas, Fredericksburg, Fairfax City, Vienna, Annandale, Merrifield, Charlottesville, and Springfield in Virginia, and Georgetown in the District of Columbia. All the branches are managed as a single business segment.

         The accounting and reporting policies of Southern Financial are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The more significant of these policies are discussed below. Certain reclassifications were made to the prior year financial statements to conform to the current year presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The allowance for loan losses is a material estimate that is particularly susceptible to changes in the near term.

Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Southern Financial and subsidiaries as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

         Amounts represent actual cash balances held by or due to Southern Financial. For purposes of the consolidated statements of cash flows, Southern Financial defines cash, due from banks, and overnight earning assets as cash and cash equivalents.

Investment Securities

         Southern Financial accounts for its investment securities in three categories: held-to-maturity, available-for-sale, and trading. Investments in debt securities are classified as held-to-maturity when Southern Financial has the positive intent and ability to hold those securities to maturity. Held-to-maturity securities are measured at amortized cost. The amortization of premiums and accretion of discounts are computed using a method that approximates the level yield method. Investment securities classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of other comprehensive income (loss) in stockholders' equity on an after-tax basis. Trading securities are reported at fair value with unrealized gains and losses included in earnings. The specific identification method is used to determine gains or losses on sales of investment securities. Southern Financial currently classifies all investment securities as available-for-sale.

Federal Home Loan Bank Stock

         Southern Financial, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 1% of the aggregate principal amount of its residential mortgage loans or 5% of its borrowings from the FHLB, whichever is larger. This investment is recorded at cost, and it is pledged as collateral for advances from the FHLB. The amount of FHLB stock was $3,375,000 and $2,700,000 at December 31, 2001 and 2000, respectively, and was included in investment securities, available-for-sale in the consolidated balance sheets.

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

Real Estate Acquired through Foreclosure

         Southern Financial records and carries real estate acquired through foreclosure at the lower of the recorded investment in the loan or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, provided that the resulting carrying value does not exceed fair value less estimated selling costs. Costs relating to holding the assets are expensed as incurred.

Goodwill and Other Intangible Assets

         Goodwill and the core deposit intangible assets are amortized on a straight-line basis over 15 and 10 years, respectively. Unamortized goodwill and other intangibles are periodically reviewed to determine that the recorded amount is recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Derivative Financial Instruments

         As part of its interest rate risk management, Southern Financial uses interest rate swaps that are accounted for as both cash flow and fair value hedges in accordance with Statement of Financial Accounting Standards No. 133. Cash flow hedges are used to hedge variable interest rate assets or liabilities and fair value hedges are used to hedge fixed rate assets or liabilities. At the inception of the hedge, the risk management objective and strategy, the hedged risk, the derivative instrument, the hedged item and how hedge effectiveness will be assessed initially and on an ongoing basis are documented. At inception of the hedge and on an ongoing basis, the hedge must be deemed to be highly effective in hedging the hedged risk in order to qualify for hedge accounting. Effectiveness is measured by comparing the change in LIBOR (which the interest rate swap is priced from) to the change in the rate underlying the hedged asset or liability. If high correlation is not achieved, the hedging designation is discontinued with the change in the fair value of the interest rate swap recorded as other income or expense. In the event that any derivative or hedged item is terminated or sold, the gain or loss on the derivative will be amortized over the remaining life of the item hedged. Interest to be received or paid on the interest rate swaps is accrued monthly.

         Southern Financial uses interest rate swaps that are accounted for as cash flow hedges to hedge the issuance of pools of certificates of deposit (CD's) which reprice with changes in market interest rates. Under the terms of these interest rate swaps, Southern Financial is the fixed rate payer and the floating rate receiver. The floating rate on the interest rate swaps is tied to three-month LIBOR, which approximates the issuance rate on the pool of CD's. The combination of the swaps and the issuance of the pool of CD's operates to produce long-term fixed rate deposits. The fair value of the interest rate swap is recorded in other assets in the consolidated balance sheets with changes in the fair value included in other comprehensive income. To the extent that the hedge is not completely effective, the ineffective portion is charged or credited to other income or expense in the consolidated statements of income. The ineffectivess charged to income during the years ended December 31, 2001, 2000 and 1999 was $107,890, $50,700, and $38,200, respectively. The amounts recorded in other comprehensive income are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the CD's affect earnings. The estimated net amount of the existing gains or losses that are expected to be reclassified into earnings within the next 12 months is approximately $308,000 based upon interest rates in effect during December 2001.

         Southern Financial also uses interest rate swaps that are accounted for as fair value hedges to hedge the issuance of individual fixed rate CD's. Under the terms of these interest rate swaps, Southern Financial is the fixed rate receiver and the floating rate payer. The floating rate on the interest rate swaps is generally tied to three-month LIBOR, which approximates the issuance rate on the individual CD's. The combination of the swaps and the issuance of the individual CD's operates to produce long-term floating rate deposits. The terms of the CD's and the interest rate swaps mirror each other and were committed to simultaneously. Both the interest rate swap (included in other assets in the consolidated balance sheets) and the CD's are recorded at fair value, with changes in fair value included in the statements of income as interest expense. No ineffectiveness was recognized during the years ended December 31, 2001 and 2000 (there were no fair value hedges during the year ended December 31, 1999) as the hedge relationship is considered to be 100% effective.

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

Financial Instruments with Off-Balance Sheet Risk

         Southern Financial is a party to financial instruments with off-balance sheet risk in the normal course of business primarily to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk that are not recognized in the balance sheet.

     Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. Southern Financial generally requires collateral to support such financial instruments in excess of the contractual amount of those instruments and essentially uses the same credit policies in making commitments as it does for on-balance sheet instruments.

2.   Investment Securities

The portfolio consists of the following securities:

                                                                                  December 31, 2001
                                                                              Gross              Gross
                                                       Amortized            Unrealized        Unrealized        Estimated Fair
                                                         Cost                 Gains             Losses               Value
------------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
FHLMC mortgage-backed securities                     $  11,085,815        $   224,296        $    5,449         $  11,304,662
GNMA mortgage-backed securities                          4,513,930             90,085             1,285             4,602,730
FNMA mortgage-backed securities                         25,893,295            542,806             7,372            26,428,729
Collateralized mortgage obligations                    235,061,327          3,724,043           710,695           238,074,675
Obligations of counties and municipalities                 860,660              4,888             6,847               858,701
Corporate obligations                                   20,552,828             34,649           850,015            19,737,462
U.S. Treasury and agency securities                        495,400             20,172                 -               515,572
Federal Home Loan Bank stock                             3,375,000                  -                 -             3,375,000
Federal Reserve Bank stock                               1,229,950                  -                 -             1,229,950
Other equity securities                                    484,079                  -                 -               484,079
------------------------------------------------------------------------------------------------------------------------------
Total classified as investment securities              303,552,284          4,640,939         1,581,663           306,611,560
Corporate obligations classified as loans               36,592,310            833,137           212,092            37,213,355
------------------------------------------------------------------------------------------------------------------------------
                                                     $ 340,144,594        $ 5,474,076        $1,793,755         $ 343,824,915
------------------------------------------------------------------------------------------------------------------------------

                                                                                 December 31, 2000
                                                                              Gross              Gross
                                                        Amortized           Unrealized        Unrealized        Estimated Fair
                                                           Cost               Gains             Losses               Value
-----------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
FHLMC mortgage-backed securities                     $  31,913,818        $   372,593        $  158,892         $  32,127,519
GNMA mortgage-backed securities                         13,526,517             78,848            29,072            13,576,293
FNMA mortgage-backed securities                         67,095,227            586,225           142,698            67,538,754
Collateralized mortgage obligations                     95,666,261            986,802           888,366            95,764,697
Obligations of counties and municipalities               6,202,386             28,595           113,500             6,117,481
Corporate obligations                                   12,729,995            143,251           457,467            12,415,779
U.S. Treasury and agency securities                      2,449,319             32,821                 -             2,482,140
Federal Home Loan Bank stock                             2,700,000                  -                 -             2,700,000
Federal Reserve Bank stock                                 615,000                  -                 -               615,000
Other equity securities                                     69,375                  -                 -                69,375
-----------------------------------------------------------------------------------------------------------------------------
Total classified as investment securities              232,967,898          2,229,135         1,789,995           233,407,038
Corporate obligations classified as loans               32,837,067            785,546         1,204,559            32,418,054
-----------------------------------------------------------------------------------------------------------------------------
                                                     $ 265,804,965        $ 3,014,681        $2,994,554         $ 265,825,092
-----------------------------------------------------------------------------------------------------------------------------

     Gross gains of $3,210,045 and gross losses of $1,944,271 were realized on the sale of investment securities during the year ended December 31, 2001. Gross gains of $69,396 and gross losses of $236,863 were realized on the sale of investment securities during the year ended December 31, 2000. Gross gains of $88,117 and gross losses of $780,536 were realized on the sale of investment securities during the year ended December 31, 1999. The losses realized during 1999 were related to the restructuring of the investment securities portfolio following the merger with the Horizon Bank.

     As of December 31, 2001 and December 31, 2000, securities having a book value of $209,787,827 and $118,377,497, respectively, were pledged as collateral for advances from the FHLB and as collateral for deposits in accordance with Federal and state requirements.

     In December 2000, investment securities classified as held-to-maturity with an amortized cost of $48,269,175 were transferred to the available-for-sale classification in order to provide more flexibility in managing the interest-rate risk in the investment security portfolio. These investment securities had gross unrealized gains of $562,828 and gross unrealized losses of $228,058. Subsequent to the transfer, investment securities with an amortized cost of $9,557,649 were sold, and a loss of $158,970 was recognized in the fourth quarter of 2000. Because of the transfer, Southern Financial will be unable to classify investment securities as held-to-maturity in the foreseeable future.

     The following table sets forth information regarding contractual maturity of the investment security portfolio:

                                                                              December 31, 2001
                                                                              Available-for-sale
                                                                       Estimated            Amortized
                                                                       Fair Value              Cost
                 ---------------------------------------------------------------------------------------
                 Debt obligations:
                 One year or less                                    $      25,000        $      25,000
                 After one through five years                            2,513,222            2,485,504
                 After five through ten years                            6,144,956            6,197,140
                 After ten years                                        12,428,557           13,201,243
                 --------------------------------------------------------------------------------------
                 Total                                                  21,111,735           21,908,887
                 --------------------------------------------------------------------------------------
                 Mortgage-backed securities                             42,336,121           41,493,040
                 Collateralized mortgage obligations                   238,074,675          235,061,328
                 Equity securities                                       5,089,029            5,089,029
                 --------------------------------------------------------------------------------------
                 Total classified as investment securities             306,611,560          303,552,284
                 --------------------------------------------------------------------------------------
                 Debt obligations classified as loans:
                 After one through five years                            6,093,640            5,954,476
                 After five through ten years                            4,081,040            4,103,586
                 After ten years                                        27,038,675           26,534,248
                 --------------------------------------------------------------------------------------
                 Total classified as loans                              37,213,355           36,592,310
                 --------------------------------------------------------------------------------------
                                                                     $ 343,824,915        $ 340,144,594
                 ======================================================================================

     Contractual maturity of mortgage-backed securities and collaterized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.

3.   Loans Receivable

          Loans receivable consist of the following:

                                                         December 31,
                                                    2001             2000
-----------------------------------------------------------------------------
Construction and land development
     Residential                               $  15,711,005    $  17,815,735
     Commercial                                   13,349,270       10,491,442
     Other                                         1,734,515        2,534,779
Mortgage
     Residential                                  61,740,743       53,164,832
     Commercial                                  185,367,072      127,735,986
Commercial and industrial                        133,258,498      101,002,182
Consumer                                           9,271,808        7,617,423
-----------------------------------------------------------------------------
Total loans receivable                           420,432,911      320,362,379
Less:
     Deferred loan fees, net                       2,105,362        1,670,453
     Allowance for loan losses                     7,354,289        4,921,342
-----------------------------------------------------------------------------
Loans receivable, net                          $ 410,973,260    $ 313,770,584
=============================================================================

          The following sets forth information regarding the allowance for loan losses for the years ended December 31,

                                                                 2001            2000             1999
---------------------------------------------------------------------------------------------------------
Allowance at beginning of period                             $ 4,921,342     $ 3,452,131      $ 3,061,631
     Provisions for losses charged to income                   4,470,000       1,335,000        2,129,660
     Acquired from First Savings Bank of Virginia                      -         594,233                -
     Recoveries                                                  381,201         414,200          306,660
     Charge-offs                                              (2,418,254)       (874,222)      (2,045,820)
---------------------------------------------------------------------------------------------------------
Allowance at end of period                                   $ 7,354,289     $ 4,921,342      $ 3,452,131
=========================================================================================================

          Southern Financial's loan portfolio is concentrated in the Northern Virginia area. The amount of loans being serviced for others was $28,961,771 and $30,667,707 at December 31, 2001 and 2000, respectively. At December 31, 2001, there were no loans that had payments ninety days or more past due on which interest was still accruing. At December 31, 2000, there were 2 loans with balances totaling approximately $9,236 that had payments ninety days or more past due on which interest was still accruing. Loan balances transferred to foreclosed properties were $137,817, $129,606, and $2,124,334 for the years ended December 31, 2001, 2000, and 1999, respectively. Southern Financial had no real estate owned at December 31, 2001. The amount of real estate owned was $16,900 at December 31, 2000, and it was included in other assets in the consolidated balance sheets. Corporate obligations classified as loans totaling $37,213,355 and $32,418,054 as of December 31, 2001 and 2000, respectively, are included in commercial and industrial loans.

          Nonaccruing loans, all of which were impaired, were as follows:

                                                            December 31,
                                                       2001              2000
               -----------------------------------------------------------------
               Carrying value                     $  1,472,575      $  1,872,223
               Allocation of general reserve           226,877           278,509

          The average carrying balances and interest income earned on impaired loans were as follows:

                                         2001           2000            1999
--------------------------------------------------------------------------------
Average carrying value               $ 1,700,956     $  879,080     $ 1,239,805
Income anticipated under
    original loan agreements             114,514         54,989          21,845
Income recorded                          106,811              -               -

4.   Premises and Equipment

Premises and equipment consists of the following:

                                                         December 31,
                                                    2001              2000
------------------------------------------------------------------------------
Land                                            $ 1,096,244       $ 1,883,389
Building and improvements                         2,358,125         2,335,525
Furniture and equipment                           5,804,569         4,721,646
Leasehold improvements                            3,475,263         2,559,864
------------------------------------------------------------------------------
                                                 12,734,201        11,500,424
Less:  Accumulated depreciation
    and amortization                             (5,937,955)       (4,813,234)
------------------------------------------------------------------------------
Premises and equipment, net                     $ 6,796,246       $ 6,687,190
==============================================================================

          Depreciation and amortization expense aggregated $1,123,064, $889,078, and $706,159 for the years ended December 31, 2001, 2000 and 1999, respectively.

5.   Intangible Assets

     The following sets forth information regarding intangible assets:

                                            2001              2000
----------------------------------------------------------------------
Balance at beginning of year            $ 3,639,078        $   283,500
    Additions                                     -          3,507,673
    Amortization                           (371,167)          (152,095)
    Other, net                             (259,296)                 -
----------------------------------------------------------------------
Balance at end of year                  $ 3,008,615        $ 3,639,078
======================================================================
Accumulated amortization
    at end of year                      $   505,499        $   152,095
======================================================================

          Intangible assets include core deposit premiums totaling $1,356,563 and $1,531,363 at December 31, 2001 and 2000, respectively.

6.  Deposits

         Deposits consist of the following:

                                                                  December 31,
                                                             2001                2000
         --------------------------------------------------------------------------------------
         Demand accounts                               $  73,823,525        $  66,820,526
         Interest checking accounts                       33,394,397           35,415,714
         Money market and savings accounts               112,463,214           94,167,967
         Certificates of deposit                         413,644,758          318,707,458
         --------------------------------------------------------------------------------------
                                                       $ 633,325,894        $ 515,111,665
         ======================================================================================

         As of December 31, 2001, certificates of deposit mature as follows:

                                   2002               $ 244,310,858
                                   2003                  16,433,842
                                   2004                  15,806,130
                                   2005                   4,153,517
                                   2006                     704,634
                                Thereafter              132,235,777
                                                    ----------------
                                                      $ 413,644,758
                                                    ================

         Deposits with balances greater than $100,000 totaled $394,902,243 and $239,719,966 at December 31, 2001 and 2000, respectively, of which $265,626,301 and $128,797,552 represented certificates of deposit.

         The following table presents information regarding the interest rate swaps used to hedge certain certificates of deposit as of December 31, 2001:

                                          12/31/2001                            Pay                  Receive
                          Notional        Estimated     Maturity     Call      Fixed                 Floating
                           Amount         Fair Value      Date       Date      Rate                    Rate
----------------------------------------------------------------------------------------------------------------------------------
Cash flow hedges:         $   5,000,000   $  (209,725)  1/8/04      None        5.27%   3 month LIBOR
                              5,000,000      (209,406)  1/15/04     None        5.29%   3 month LIBOR
                              5,000,000      (197,019)  1/29/04     None        5.23%   3 month LIBOR
                              5,000,000       (46,695)   2/2/09     None        5.45%   3 month LIBOR
-----------------------------------------------------
                             20,000,000      (662,845)
-----------------------------------------------------

                                          12/31/2001                             Receive                   Pay
                          Notional        Estimated     Maturity     Call         Fixed                  Floating
                           Amount         Fair Value      Date       Date         Rate                     Rate
----------------------------------------------------------------------------------------------------------------------------------
Fair value hedges:           10,000,000        14,439    2/22/08   2/22/2002      6.00%   3 month LIBOR less 1 basis point
                             10,000,000      (214,290)    3/7/11    3/7/2002      6.25%   3 month LIBOR less 2 basis points
                             10,000,000       (90,232)  12/26/08   6/26/2002      6.00%   3 month LIBOR plus 1.5 basis points
                             10,000,000      (225,010)   6/28/11   6/28/2002      6.25%   3 month LIBOR
                             10,000,000      (179,549)   7/26/11   7/26/2002      6.50%   3 month LIBOR plus 1 basis point
                             10,000,000        207,880   2/27/04     None         4.50%   3 month LIBOR plus 2 basis points
                             10,000,000      (139,602)   8/28/09   8/28/2002      6.00%   3 month LIBOR plus 2 basis points
                             10,000,000        122,361   3/12/07   9/12/2002      5.00%   3 month LIBOR plus 2 basis points
                              5,000,000       (37,524)   9/19/16   9/19/2004      6.50%   3 month LIBOR plus 2 basis points
                             10,000,000      (532,766)  10/24/16   4/24/2003      6.00%   3 month LIBOR
                             10,000,000      (535,472)  10/26/16   4/26/2003      6.00%   3 month LIBOR
                             10,000,000      (274,952)   4/26/07  10/26/2002      4.00%   3 month LIBOR less 2 basis points
                             10,000,000       (73,892)   6/19/07  12/19/2002      5.00%   3 month LIBOR less 3 basis points
                             10,000,000      (224,266)  12/19/16  12/19/2002      6.50%   3 month LIBOR less 3 basis points
                             10,000,000      (165,709)  12/28/16  12/28/2002      6.75%   3 month LIBOR
-----------------------------------------------------
                            145,000,000    (2,348,584)
-----------------------------------------------------
Total                    $  165,000,000  $ (3,011,429)
==================================================================================================================================

7.   Borrowings

          Southern Financial's borrowings consist of the following:

                                                                         December 31,
                                                       2001                                        2000
---------------------------------------------------------------------------------------------------------------------------
                                                                    Weighted                                     Weighted
                                                   Maturity  Call    Average                   Maturity   Call    Average
                                        Amount       Date    Date     Rate         Amount        Date     Date     Rate
---------------------------------------------------------------------------------------------------------------------------
Advances from FHLB of Atlanta:
    Overnight borrowings              $ 35,500,000                       1.83 %  $ 19,000,000                        6.35 %
    Term borrowings:                     5,000,000  Jan-02     -         5.38       5,000,000  Sep-09    Sep-04      6.32
                                         5,000,000  Sep-09  Sep-04       6.32       5,000,000  Sep-10    Sep-03      6.04
                                         5,000,000  Sep-10  Sep-03       6.04       5,000,000  Sep-10    Sep-02      5.84
                                         5,000,000  Sep-10  Sep-02       5.84
---------------------------------------------------------------------------------------------------------------------------
Total advances from FHLB of Atlanta     55,500,000                       3.35      34,000,000                        6.23
---------------------------------------------------------------------------------------------------------------------------
Trust preferred borrowings:
                                         5,000,000  Jul-30  Jul-05      11.00       5,000,000  Jul-30    Jul-05     11.00
                                         8,000,000  Sep-30  Sep-10      10.60       8,000,000  Sep-30    Sep-10     10.60
---------------------------------------------------------------------------------------------------------------------------
Total trust preferred borrowings        13,000,000                      10.75      13,000,000                       10.75
---------------------------------------------------------------------------------------------------------------------------
Total borrowings                      $ 68,500,000                       4.80 %  $ 47,000,000                        7.48 %
===========================================================================================================================

8.   Stockholders' Equity

         Each share of Southern Financial's outstanding 6% cumulative convertible preferred stock is convertible to 1.77 shares of common stock. The preferred stock has an annual dividend rate of six percent. Dividends are payable quarterly and are cumulative.

         In 1987, Southern Financial's stockholders approved an incentive stock option plan under which options to purchase up to 83,660 shares of common stock could be granted. During each of the years 1994 and 1997, this plan was amended to allow an additional 100,000 shares of common stock to be granted. In 1999 and 2001, the plan was amended to allow an additional 150,000 and 70,000 shares, respectively, of common stock to be granted. In accordance with the plan agreement, the exercise price for stock options equals the stock's market price on the date of grant. The maximum term of all options granted under the plans is ten years and vesting occurs after one year.

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

                                                        2001             2000            1999
-------------------------------------------------------------------------------------------------
Net income:
    As reported                                    $  8,414,300     $  5,150,102     $   960,729
    Pro forma                                         7,857,338        5,006,489         668,412
-------------------------------------------------------------------------------------------------
Basic earnings per share:
    As reported                                            2.40             1.68            0.33
    Pro forma                                              2.24             1.63            0.23
Diluted earnings per share:
    As reported                                            2.32             1.65            0.32
    Pro forma                                              2.17             1.61            0.23
-------------------------------------------------------------------------------------------------
Weighted-average assumptions:
    Expected lives (years)                                   10               10              10
    Risk-free interest rate (%)                            5.02%            6.12%           6.48%
    Expected volatility (%)                               27.00%           23.00%          21.43%
    Expected dividends (annual per share)                  0.13%            0.13%           0.13%
=================================================================================================

         During 2001 Southern Financial issued a 10% stock dividend to stockholders. All share amounts and per share data are adjusted to reflect the stock dividend.

         Southern Financial did not record any compensation costs in 2001, 2000 or 1999 related to its stock option plan. In addition, no significant modifications to the plan were made during these periods. The fair values of the stock options outstanding used to determine the pro forma impact of the options were calculated using an acceptable option pricing model using the key assumptions detailed above.

         A summary of the status of Southern Financial's stock option plan as of December 31, 2001, 2000 and 1999, and changes during the years ended December 31, 2001, 2000 and 1999 is presented below. Average prices and shares subject to options have been adjusted to reflect the 2001 stock dividend.

                                                    2001                        2000                         1999
                                                          Weighted                     Weighted                    Weighted
                                                           Average                     Average                      Average
                                                          Exercise                     Exercise                    Exercise
                                             Shares         Price        Shares         Price         Shares         Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of period           364,155       $ 14.86       317,966       $ 14.69       259,478       $ 12.30
Granted                                       79,420         17.13        54,175         14.72        97,350         18.46
Exercised                                     14,367          8.44         7,986          6.81        21,890          5.82
Expired                                       13,537         20.67             -             -        16,972         16.31
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                 415,671         15.44       364,155         14.86       317,966         14.69
---------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of period         336,251         15.05       309,980         14.89       220,616         13.02
===========================================================================================================================
Weighted average fair value of
    options granted during the period                      $ 13.51                      $ 4.93                      $ 6.57
===========================================================================================================================

         The following table summarizes information about stock options outstanding at December 31, 2001:

                                        Weighted                    Weighted   Weighted Average
                                         Average                     Average      Remaining
Exercise Price             Options      Exercise      Options       Exercise   Contractual Life
     Range               Outstanding      Price     Exexcisable       Price        (months)
-----------------------------------------------------------------------------------------------
  $ 8.03    - $ 11.57        77,271      $ 9.79        77,271        $ 9.79           37
   12.40    -   16.25       195,950       14.37       138,530         14.14           85
   18.18    -   23.64       142,450       19.99       120,450         19.45           87
-----------------------------------------------------------------------------------------------
                            415,671      $15.44       336,251        $15.05
===============================================================================================

         There were 32 option holders at December 31, 2001. Options exercised during 2001 had exercise prices ranging from $8.03 to $16.44. Options exercised during 2000 had an exercise price of $7.49. Options exercised during 1999 had exercise prices ranging from $9.30 to $16.00. The closing price of Southern Financial's stock at December 31, 2001 was $26.47 per share.

         In 2000, Southern Financial acquired 65,760 shares of its own stock under its stock repurchase plan.

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

         As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized Southern Financial as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized Southern Financial must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         Southern Financial's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in thousands.)

                                                                       For                          To Be Well Capitalized
                                                                 Captial Adequacy                   Under Prompt Corrective
                                                Actual               Purposes                          Action Provisions
----------------------------------------------------------------------------------------------------------------------------
                                        Amount          Ratio         Amount         Ratio          Amount         Ratio
----------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001
      Total Capital                      $ 79,089         15.24%       $ 41,514          8.00%       $ 51,892         10.00%
        (to risk-weighted assets)
      Tier I Capital                       72,603         13.99          20,757          4.00          31,135          6.00
        (to risk-weighted assets)
      Tier I Capital                       72,603          8.82          32,941          4.00          41,177          5.00
        (to average assets)
As of December 31, 2000
      Total Capital                        53,679         12.55          34,230          8.00          42,787         10.00
        (to risk-weighted assets)
      Tier I Capital                       48,716         11.39          17,115          4.00          25,672          6.00
        (to risk-weighted assets)
      Tier I Capital                       48,716          8.37          23,294          4.00          29,117          5.00
        (to average assets)

10. Parent Company Activity

         The Bancorp owns all of the outstanding shares of the Bank. Summary financial statements of the Bancorp follow:

                                 BALANCE SHEETS

                                                                                  December 31,
                                                                            2001                2000
---------------------------------------------------------------------------------------------------------
Assets:
Cash                                                                    $  1,803,153        $     19,457
Investment in subsidiaries                                                75,071,491          52,497,891
Other assets                                                               1,596,333             987,182
---------------------------------------------------------------------------------------------------------
Total assets                                                            $ 78,470,977        $ 53,504,530
=========================================================================================================


Liabilities:
Capital trust borrowings                                                $ 13,000,000        $ 13,000,000
Other liabilities                                                            802,778             815,369
---------------------------------------------------------------------------------------------------------
Total liabilities                                                         13,802,778          13,815,369
---------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                64,668,199          39,689,161
---------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                              $ 78,470,977        $ 53,504,530
=========================================================================================================

                              STATEMENTS OF INCOME

                                                                                    Year Ended December 31,
                                                                             2001             2000             1999
-----------------------------------------------------------------------------------------------------------------------
Income:
Equity in earnings of Southern Financial Bank                           $  9,828,578     $  5,617,473      $   955,539
Equity in earnings (loss) of Southern Web Tech                              (455,973)          30,064            5,190
Other                                                                         24,760          (75,000)               -
-----------------------------------------------------------------------------------------------------------------------
Total income                                                               9,397,365        5,572,537          960,729
-----------------------------------------------------------------------------------------------------------------------
Expense:
Interest expense                                                           1,431,265          623,159                -
Other                                                                        126,800           82,676                -
-----------------------------------------------------------------------------------------------------------------------
Total expense                                                              1,558,065          705,835                -
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                 7,839,300        4,866,702          960,729
Income tax benefit                                                          (575,000)        (283,400)               -
-----------------------------------------------------------------------------------------------------------------------
Net income                                                              $  8,414,300     $  5,150,102      $   960,729
=======================================================================================================================

                            STATEMENTS OF CASH FLOWS

                                                                          Year Ended December 31,
----------------------------------------------------------------------------------------------------------------
                                                               2001                2000                 1999
----------------------------------------------------------------------------------------------------------------
Operating activities:
Net income                                                 $  8,414,300        $  5,150,102        $    960,729
Adjustments to reconcile net income to net cash
    provided by operating activities:
Equity in undistributed income of subsidiaries               (6,824,205)         (4,700,386)            202,446
Other operating activities                                     (321,741)             25,274            (200,050)
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     1,268,354             474,990             963,125
----------------------------------------------------------------------------------------------------------------
Investing activities:
Investment in subsidiaries                                  (14,000,000)        (11,000,000)           (249,950)
Advance to subsidiary                                          (275,000)           (100,000)                  -
----------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                       (14,275,000)        (11,100,000)           (249,950)
----------------------------------------------------------------------------------------------------------------
Financing activities:
Increase in borrowings                                                -          13,000,000                   -
Issuance of common stock                                     16,352,149              54,376             172,628
Repurchase of common stock                                            -          (1,074,347)                  -
Dividends on preferred and common stock                      (1,561,807)         (1,338,609)           (884,599)
----------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities             14,790,342          10,641,420            (711,971)
----------------------------------------------------------------------------------------------------------------
Increase in cash                                              1,783,696              16,410               1,204
Cash, beginning of period                                        19,457               3,047               1,843
----------------------------------------------------------------------------------------------------------------
Cash, end of period                                        $  1,803,153        $     19,457        $      3,047
================================================================================================================

SUPPLEMENTAL DATA
   Cash payments for interest on borrowings                $  1,431,265        $    216,944        $          -

11.  Estimated Fair Value of Financial Instruments

         The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of December 31, 2001. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

         Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that Southern Financial would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of Southern Financial's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of Southern Financial. The estimated fair values of Southern Financial's financial instruments at December 31, 2001 and 2000 are as follows (all dollar amounts are in thousands):

                                                         December 31, 2001                    December 31, 2000
                                                  Carrying Amount     Fair Value     Carrying Amount       Fair Value
---------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                         $ 28,459         $ 28,459           $ 24,516          $ 24,516
    Available-for-sale securities                      306,612          306,612            233,407           233,407
    Loans receivable, net of allowance                 410,973          412,938            313,771           315,561
    Loans held for sale                                      -                -                220               220
    Other                                                4,551            4,551              4,933             4,933
Financial liabilities:
    Deposits:
      Checking accounts                                107,218          107,218            102,236           102,236
      Money market and savings accounts                112,463          112,463             94,168            94,168
      Certificates of deposit                          413,645          423,130            318,708           328,426
    Borrowings:
      FHLB advances - short term                        40,500           40,500             19,000            19,000
      FHLB advances - long term                         15,000           16,353             15,000            14,483
      Trust preferred borrowings                        13,000           13,402             13,000            15,014
Off balance sheet instruments:
      Interest rate swaps                               (3,011)          (3,011)             1,288             1,288

         The following methods and assumptions were used to estimate the fair value amounts at December 31, 2001 and 2000:

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

Other

         Other financial assets consist of accrued interest receivable. Carrying amount approximates fair value.

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

12.  Savings Plan

          Southern Financial has an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Southern Financial matches one half of each employee's contributions on a discretionary basis based on its profit; such match is not to exceed 3 percent of the employee's earnings. Southern Financial's matching contributions to the Savings Plan were $119,458, $96,758, and $70,275 for the years ended December 31, 2001, 2000 and 1999, respectively.

13.  Provision for Income Taxes

          The provision for income taxes consists of the following:

                                                      Year Ended
                                                     December 31,
                                           2001          2000           1999
-------------------------------------------------------------------------------
Current (benefit) provision:
    Federal                           $ 4,981,379    $ 4,337,338    $  (463,160)
-------------------------------------------------------------------------------
Deferred (benefit) provision:
    Federal                              (891,679)    (1,908,438)     1,065,860
-------------------------------------------------------------------------------
                                      $ 4,089,700    $ 2,428,900    $   602,700
===============================================================================

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

          Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 2001 and 2000:

                                                         2001            2000
--------------------------------------------------------------------------------
Assets:
    Provision for losses on loans                    $ 1,743,190     $ 1,100,323
    Net operating loss carryforward                      663,684         749,684
    Depreciation                                         238,966         184,081
    FHLB dividends                                       256,096               -
    Unrealized loss on interest rate swaps               231,996               -
    Nonaccrual interest                                  154,521          93,981
    Lease                                                 13,545          11,573
    Real estate owned                                     53,371          37,592
    Stock based compensation                              70,140          34,068
    Other                                                      -           6,844
--------------------------------------------------------------------------------
    Gross deferred tax assets                          3,425,509       2,218,146
--------------------------------------------------------------------------------
Liabilities:
    Deferred loan fees                                   653,077         457,257
    Unrealized gain on interest rate swaps                     -         144,715
    FHLB dividends                                             -          70,152
    Other                                                 47,365           8,678
--------------------------------------------------------------------------------
    Gross deferred tax liabilities                       700,442         680,802
--------------------------------------------------------------------------------
    Net deferred tax assets                          $ 2,725,067     $ 1,537,344
================================================================================

          The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

                                                        Year Ended
                                                        December 31,
                                              2001          2000          1999
--------------------------------------------------------------------------------
Statutory Federal income tax rate              35%           34%           34%
Merger expenses                                 -             -            12
Prior year adjustment                           -             -            -4
Life insurance                                 -3            -1             -
Municipal interest                              -            -1             -
Other                                           1             -            -3
--------------------------------------------------------------------------------
Effective tax rate                             33%           32%           39%
================================================================================

14.  Commitments

          The Bank leases its corporate headquarters and most of its branch facilities under non-cancelable lease agreements. Most of these leases provide for the payment of property taxes and other costs by the Bank and include one or more renewal options ranging up to ten years. Annual rental commitments under all long-term non-cancelable operating lease agreements consist of the following at December 31, 2001:

                                         Real
                                       Property       Sublease
                                        Leases         Income            Total
--------------------------------------------------------------------------------
2002                                 $ 1,541,944      $ 204,824      $ 1,337,120
2003                                   1,494,662        210,166        1,284,496
2004                                   1,260,052        126,036        1,134,016
2005                                     934,910          1,652          933,258
2006                                     811,761              -          811,761
2007 and Thereafter                    3,177,151              -        3,177,151
--------------------------------------------------------------------------------
                                     $ 9,220,480      $ 542,678      $ 8,677,802
================================================================================

          Rent expense aggregated $1,340,221, $1,129,939, and $1,071,905 for the years ended December 31, 2001, 2000 and 1999, respectively.

          Outstanding loan commitments amounted to $15,327,580 (of which $1,358,000 had fixed interest rates) and $17,173,149 (of which $67,900 had fixed interest rates) at December 31, 2001 and 2000, respectively. The Bank had commitments from investors of $1,245,000 and $478,700 to purchase loans from the Bank at December 31, 2001 and 2000, respectively.

          At December 31, 2001, the Bank had commercial letters of credit outstanding in the amount of $3,465,589.

          At December 31, 2001, the Bank had unfunded lines of credit of $41,643,667 and undisbursed construction loan funds of $32,457,766.

15.  Earnings Per Share

          The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential diluted common stock. Potential dilutive common stock has no effect on income available to common stockholders. Income attributable to preferred stock was $11,850, $11,850, and $11,850 for the years ended December 31, 2001, 2000, and 1999, respectively.

                                                    2001                        2000                        1999
                                                           Per                         Per                          Per
                                                          Share                       Share                        Share
                                            Shares        Amount       Shares         Amount         Shares        Amount
-------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                   3,500,949      $ 2.40      3,065,248       $ 1.68       2,913,507       $ 0.33
                                                          ======                      ======                       ======
Effect of dilutive securities:
        Stock options                        103,460                     30,604                       56,796
        Convertible preferred stock           24,173                     24,173                       24,173
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                 3,628,582      $ 2.32      3,120,025       $ 1.65       2,994,476       $ 0.32
=========================================================================================================================

16. Quarterly Financial Information (Unaudited - in thousands, except share data)

                                          Quarter Ended       Quarter Ended       Quarter Ended      Quarter Ended
                                          Dec. 31, 2001       Sep. 30, 2001       Jun. 30, 2001      Mar. 31, 2001
------------------------------------------------------------------------------------------------------------------
Interest income                             $    14,437          $   14,338          $   13,059         $   12,345
Net interest income                               8,354               7,298               6,147              5,233
Provision for loan losses                         2,050               1,150                 750                520
Income before income taxes                        3,711               3,339               3,162              2,292
Net income                                        2,381               2,277               2,158              1,598
Earnings per share:
  Basic                                            0.59                0.68                0.65               0.48
  Diluted                                          0.57                0.65                0.63               0.47
==================================================================================================================

                                          Quarter Ended       Quarter Ended       Quarter Ended      Quarter Ended
                                          Dec. 31, 2000       Sep. 30, 2000       Jun. 30, 2000      Mar. 31, 2000
------------------------------------------------------------------------------------------------------------------
Interest income                             $    11,747          $    9,455          $    8,569         $    8,039
Net interest income                               4,759               4,442               4,402              4,198
Provision for loan losses                           360                 300                 325                350
Income before income taxes                        2,014               1,912               1,903              1,750
Net income                                        1,414               1,288               1,272              1,176
Earnings per share:
  Basic                                            0.42                0.42                0.44               0.40
  Diluted                                          0.42                0.41                0.43               0.40
==================================================================================================================