Form 10-K, Exhibit 13
period 2002-12-31
SOUTHERN FINANCIAL BANCORP INC /VA/
filed 2003-03-28
CIK 914789

                                   EXHIBIT 13

                        Southern Financial Bancorp, Inc.

                              FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)         2002          2001          2000          1999         1998
                                                 ------------------------------------------------------  -----------
Income Statement Data:
Interest income                                 $    51,130    $   54,179    $   37,810     $   29,756   $   27,857
Interest expense                                     17,375        27,147        20,009         14,308       14,220
Net interest income                                  33,755        27,032        17,801         15,448       13,637
Provision for loan losses                             5,050         4,470         1,335          2,130        1,301
Net interest income after
provision for loan losses                            28,705        22,562        16,466         13,318       12,336
Other income                                          4,369         6,934         4,553          2,834        3,145
Other expense                                        18,401        16,992        13,440         14,589       10,687
Income before income taxes                           14,674        12,504         7,579          1,563        4,794
Income taxes                                          4,661         4,090         2,429            602        1,442
Net income                                           10,012         8,414         5,150            961        3,352

Reconciliation to Pro forma Net Income
 (excluding gains (losses) on securities
   and other assets)
Income before taxes                                  14,674        12,504         7,579          1,563        4,794
Merger-related expenses and provision                     -             -             -         (3,885)           -
Gains (losses) on securities                         (1,603)        1,266          (167)             -           68
Gains (losses) on other assets                          (17)          962            46              -            -
Pro forma income before income taxes                 16,294        10,276         7,700          5,448        4,726
Pro forma income taxes                                5,176         3,361         2,468          1,678        1,422
Pro forma net income                                 11,118         6,915         5,232          3,770        3,304

Per Share Data:
Earnings per basic share                        $      1.96    $     2.09    $     1.46     $     0.29   $     1.01
Earnings per diluted share                      $      1.88    $     2.02    $     1.44     $     0.28   $     0.96

Per Share Data (excluding gains (losses) on
                 securities and other assets):
       Earnings per basic share                 $      2.18    $     1.72    $     1.48     $     1.13   $     1.00
       Earnings per diluted share               $      2.08    $     1.66    $     1.46     $     1.09   $     0.95

Cash dividends                                  $      0.42    $     0.38    $     0.38     $     0.26   $     0.17
Dividend payout ratio
Book value per share                            $     13.01    $    11.20    $     8.99     $     8.95   $     8.36
Tangible book value per share                   $     10.34    $    10.48    $     8.15     $     8.95   $     8.36

Weighted average shares outstanding:              5,103,868     4,026,091     3,525,035      3,350,533    3,312,946
       Basic
       Diluted                                    5,334,630     4,172,869     3,588,029      3,443,647    3,475,874
Shares outstanding at end of period               5,441,180     4,927,283     3,813,621      3,360,088    3,334,855


Selected Performance Ratios and Other Data:

Return on Average Assets                               1.18%         1.16%         1.09%          0.24%        0.92%
Return on Average Equity                              14.14%        18.00%        15.96%          3.12%       11.53%
Selected performance ratios (excluding gains
         (losses) on securities and other assets):

          Return on Average Assets                     1.31%         0.95%         1.11%          0.93%        0.91%
          Return on Average Equity                    15.70%        14.80%        16.21%         12.24%       11.37%
Efficiency Ratio (1)                                  46.30%        53.54%        60.70%         64.04%       63.94%
Net Interest Margin                                    4.25%         3.98%         4.05%          4.07%        3.97%
Number of branches                                       26            21            19             17           15

                        Southern Financial Bancorp, Inc.

                              FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)         2002          2001          2000           1999         1998
                                                 ------------------------------------------------------  -----------
Period-end Balance Sheet Data:
Total assets                                    $   970,227    $  784,977    $  609,936     $  406,222   $  404,254
Loans receivable, net of deferred fees              605,094       418,328       318,912        237,980      209,417
Allowance for loan losses                            10,257         7,354         4,921          3,452        3,062
Investment securities                               203,563       306,612       233,407        136,919      143,569
Total deposits                                      776,083       633,326       515,112        367,188      366,905
Other borrowings                                     83,456        55,500        34,000          5,000        3,500
Company-obligated mandatorily redeemable
   preferred securities of subsidiary trusts         13,000        13,000        13,000              -            -
Total Stockholders' Equity                           81,303        64,668        39,689         28,864       30,626
Total Capital (2)                                    94,303        77,668        52,689         28,864       30,626

Selected Average Balances:

Total assets                                    $   851,118    $  724,119    $  473,126     $  404,373   $  364,348
Total earning assets                                793,354       679,367       440,076        380,803      342,954
Loans receivable, net of deferred fees              524,271       353,147       267,186        219,286      205,208
Investment securities and overnight deposits        269,083       326,220       172,890        161,517      137,746
Total Deposits                                      687,795       559,793       396,623        354,230      322,119
Non-interest bearing deposits                        74,161        66,304        58,188         50,501       39,369
Interest-bearing deposits                           613,634       493,489       338,435        303,729      282,750
Other debt (2)                                       80,769       108,209        34,505         13,159        4,907
Total interest-bearing liabilities                  694,403       601,698       372,940        316,888      287,657
Total Stockholders' Equity                           70,812        46,739        32,268         30,810       29,067


Period-end Consolidated Capital Ratios:

Tier 1 risk-based capital                             11.27%        13.99%        11.39%         10.93%       12.77%
Total risk-based capital                              12.52%        15.24%        12.55%         12.18%       14.09%
Leverage                                               8.39%         8.82%         8.37%          7.50%        7.84%
Stockholders' equity to total assets                   8.38%         8.24%         6.51%          7.11%        7.58%
Stockholders' equity to total tangible assets          6.98%         7.98%         8.95%          7.11%        7.58%

Asset Quality

Net charge-offs to average loans                       0.67%         0.58%         0.17%          0.79%        0.48%
Nonaccrual loans to total loans                        0.28%         0.35%         0.59%          0.22%        1.39%
Nonperforming assets to total loans and
    other real estate owned                            0.28%         0.35%         0.61%          1.20%        1.62%
Allowance for Loan Losses
    to Nonperforming Assets                          707.89%       499.25%       262.87%        661.30%      105.37%
Allowance for Loan Losses to Total Loans               1.70%         1.76%         1.54%          1.45%        1.46%
=======================================================================================================  ===========

(1) Calculated by dividing total other expense, net of goodwill and intangibles, by net interest income plus total other income, excluding securities gains and losses and non-recurring items.

(2) Includes company-obligated mandatorily redeemable preferred securities of subsidiary trusts.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations analyze the major elements of our balance sheets and statements of income. This section should be read in conjunction with the audited consolidated financial statements and related notes as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002 included in this annual report and the Form 10-K.

Overview

     2002  versus 2001
     Net income for the year ended December 31, 2002 was $10.0 million compared with $8.4 million for the year ended December 31, 2001, an increase of 19.0%. The increase in net income was positively impacted by an increase in loans and deposits and net interest margin. The increase was offset by an increase in the loan loss provision and by a change from net gains to net losses on investment securities and other assets and an increase in other expenses. Diluted earnings per share were $1.88 for the year ended December 31, 2002 compared with $2.02 for the year ended December 31, 2001. The diluted earnings per share was adversely impacted by additional shares issued in association with the Metro-County Bank acquisition in August 2002, and from the secondary common stock offering in mid-October 2001. Management estimates that the incremental shares associated with the Metro acquisition and the 2002 secondary common stock offering reduced the 2002 earnings by $.39 per share. Pro forma net income excluding net gains and losses on investment securities and other assets was $11.1 million ($2.08 diluted earnings per share) and $6.9 million ($1.66 diluted earnings per share) for the years ended December 31, 2002 and 2001, respectively, an increase of 60.8%. Net interest income and non-interest income combined, excluding gains and losses on securities and other assets, increased 24.9% during 2002 compared with 2001, while non-interest expenses increased only 8.3% during the respective periods.

     During the year ended December 31, 2002 and 2001, respectively, we recognized securities losses totaling $1.6 million compared with securities gains totaling $1.3 million, a negative change of $2.9 million. The negative change in gains and losses on investment securities was largely attributable to the $4.5 million impairment write downs of residential interest-only strips included in investment securities which were offset by gains on sales of investment securities. The higher prepayments on residential mortgages due to the low interest rate environment resulted in a decline in value of the residential interest only strips during 2002.

     Total assets increased to $970.2 million at December 31, 2002, from $785.0 million at December 31, 2001, an increase of 23.6%. During 2002, loans receivable increased 44.6% including the Metro-County loans totaling $71 million. Excluding the Metro-County acquisition, loans increased 27.6% and loans closed for the year totaled $240.3 million. For 2002, investment securities declined to $203.6 million, or 33.6% as we continue to shorten the duration of the investment securities portfolio. Deposits and borrowings combined with proceeds from investment security repayments and sales funded the loan growth.

     For the years ended December 31, 2002 and 2001, returns on average equity excluding gains and losses on securities and other assets were 15.7% and 14.8%, respectively.

     2001 versus 2000
     Net income for the year ended December 31, 2001 was $8.4 million compared with $5.2 million for the year ended December 31, 2000, an increase of 63.4%. Diluted earnings per share were $2.02 for the year ended December 31, 2001 compared with $1.44 for the year ended December 31, 2000, an increase of $0.58 or 40.3%. The increases were primarily due to growth in earning assets, gains on securities, an increase in fee income, and gains on a non-recurring real estate sale offset by a higher loan loss provision and increased operating expenses. Net income excluding net gains and losses on securities, and other assets included in other income was $6.9 million for the year ended December 31, 2001, an increase of 38.2% compared with $5.0 million for the year ended December 31, 2000.

     During the year ended December 31, 2001, we recognized gains on securities sales totaling $1.3 million compared with losses on securities totaling $167 thousand during the year ended December 31, 2000. Historically, we have used our investment securities portfolio as a vehicle to fully leverage our balance sheet as we grew our loan portfolio. During the first quarter of 2001, when interest rates were declining, we sold primarily fixed rate securities and recognized net gains of $1.3 million. During the fourth quarter of 2001 we did not replace all of the securities that were sold or paid-off as a result of prepayments. Instead, the investment securities balance declined in an effort to reduce the securities balance to reduce our interest rate risk sensitivity in a rising interest rate environment. During the fourth quarter of 2001, we also increased our loan portfolio through originations and purchases, increasing interest income and reducing our ratio of investment securities to loans.

     2 Bar Graphs of net income and return on average equity

                 Net income*         Return on Average Equity*

     1993          1,541             10.72%
     1994          1,605              8.83
     1995          1,881              8.38
     1996          1,916              7.97
     1997          2,808             10.92
     1998          3,284             11.30
     1999          3,770             12.24
     2000          5,232             16.21
     2001          6,915             14.80
     2002         11,118             15.70
     *Net income and return on average equity presented above are based on pro forma net income, which excludes gains and losses on securities and other assets. For the years 1998 to 2002, the reconciliation from GAAP net income to pro forma net income is included in the financial highlights on page 2. From 1993 to 1997 there were no adjustments to GAAP net income except for 1996, when the FSLIC one-time charge totaling $556,000 after tax was added back to compute pro forma net income.

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

     Net Interest Income

     2002 versus 2001

     Net interest income before the provision for loan losses for the year ended December 31, 2002, was $33.8 million, an increase of 24.9% over the prior year. The increase in net interest income was primarily due to growth in earning assets resulting from loan originations and purchases and an increase in net interest margin. Average earning assets increased 16.8% to $793.4 million for the year ended December 31, 2002 compared with 2001. The net interest margin was 4.25% and 3.98% for the years ended December 31, 2002 and 2001, respectively, as the cost of funds declined more than the yield on earning assets due to the series of federal interest rate cuts which began in 2001.

     Interest income decreased 5.6% to $51.1 million for the year ended December 31, 2002 compared with $54.2 million for the year ended December 31, 2001. The yield on earning assets declined to 6.44% from 7.97% for the years ended December 31, 2002 and 2001, respectively. During 2002, the mix of earning assets shifted to a higher proportion of average loans than investment securities as evidenced by the ratios of average loans to investment securities which improved to 51.3% from 92.4% for 2002 and 2001, respectively. The increase in average earning assets coupled with the change in the earning asset mix was more than offset by the impact of declining interest rates which began in 2001, causing a reduction in interest income. The reduction in the investment securities yield resulting from the lower interest rates compounded by increased amortization of premiums on mortgage-related securities due to higher prepayments compared with the prior year, also contributed to the decline in interest income and the yield on earning assets.

     Interest expense decreased by 36.0% to $17.4 million from $27.1 million for the years ended December 31, 2002 and 2001, respectively. The cost of funds declined to 2.50% from 4.51% for the respective years due to the reduction in interest rates, which began in 2001. Average deposits increased 24.4% to $613.6 million for the year ended December 31, 2002 compared with the prior year.

     2001 versus 2000

     Net interest income before the provision for loan losses for the year ended December 31, 2001 was $27.0 million, an increase of 51.9% from $17.8 million for the year ended December 31, 2000. The increase in net interest income was mainly due to the growth in earning assets resulting from loan originations and purchases of investment securities. Average earning assets increased 54.4% to $679.4 million for the year ended December 31, 2001 compared with $440.1 million for the year ended December 31, 2000. The declining interest rates during 2001 also contributed to the increase in net interest income as the cost of funds decreased at a faster rate than our yield on earning assets.

     Our yield on total interest-earning assets was 7.97% for the year ended December 31, 2001 a decrease compared with 8.60% for the year ended December 31, 2000. For the year ended December 31, 2001, the yield on average loans receivable was 8.71%, down from 9.53% for the year ended December 31, 2000, while the yield on securities increased from 7.13% for the year ended December 31, 2000 to 7.25% for the same period in 2001 as a result of higher than normal discount accretion from prepayments of securities in 2001.

     Our net interest margin was 3.98% for the year ended December 31, 2001, down slightly from 4.05% for the year ended December 31, 2000. The net interest margin has improved each prospective quarter during 2001 due to a sharper decline in our cost of funds versus the decline in yield on earning assets. The net interest margin increased to 4.29% for the quarter ended December 31, 2001 from 3.51% for the quarter ended December 31, 2000. The cost of funds declined to 3.56% from 6.45% for the quarters ended December 31, 2001 and 2000, respectively. During the respective periods, the yield on earning assets only declined to 7.42% from 8.66% for the quarters ended December 31, 2001 and 2000, respectively.

     The following tables present for the periods indicated the average balances, the interest earned or paid on such amounts and the weighted average yields for each major category of interest-earning assets and interest-bearing liabilities. Calculations for all periods have been made utilizing daily average balances. Loan balances do not include nonaccrual loans.

                                                                          Years Ended December 31,
                                        -------------------------------------------------------------------------------------------
                                                      2002                           2001                           2000
                                        -----------------------------  -----------------------------  -----------------------------
                                          Average   Interest  Average    Average   Interest  Average    Average   Interest  Average
                                        Outstanding  Earned/   Yield/  Outstanding  Earned/   Yield/  Outstanding  Earned/   Yield/
                                          Balance     Paid      Rate     Balance     Paid      Rate     Balance     Paid     Rate
                                        ----------- --------  -------  ----------- --------  -------  ----------- --------  -------
                                                                          (dollars in thousands)
Assets:
   Interest-earning assets:
    Loans ............................  $  524,271  $ 37,111    7.08%   $  353,147 $ 30,760    8.71%   $  267,186 $ 25,501    9.53%
    Securities .......................     258.535    13,877    5.37       320,007   23,189    7.25       169,248   12,074    7.13
    Investments ......................      10,548       142    1.35         6,213      230    3.69         3,642      235    6.45
                                        ----------  --------            ---------- --------            ---------- --------
       Total interest-earning
             Assets ..................     793,354    51,130    6.44%      679,367   54,179    7.97%      440,076   37,810    8.60%
    Less allowance for loan
            losses ...................       8,948                           5,696                          4,186
                                        ----------                      ----------                     ----------
       Total interest-earning
         assets, net of
         allowance ...................     784,406                         673,671                        435,890
   Noninterest-earning assets:
       Bank owned life insurance .....      20,870                          15,639                          2,559
       Other noninterest-earning
         assets ......................      45,842                          34,809                         34,667
                                        ----------                      ----------                     ----------
    Total assets .....................  $  851,118                      $  724,119                     $  473,126
                                        ==========                      ==========                     ==========

Liabilities and Stockholders'
  Equity:
   Interest-bearing liabilities:
     Interest-bearing demand
        deposits .....................  $   40,471  $    445    1.10%   $   31,398 $    383    1.22%   $   27,124 $    184    0.68%
     Savings and money
        market accounts ..............     111,337     1,520    1.37        84,410    2,507    2.97        68,605    2,680    3.91
     Time deposits ...................     461,826    12,137    2.63       377,680   18,742    4.96       242,706   14,600    6.00
     Other borrowings ................      67,769     1,842    2.72        95,209    4,084    4.29        28,974    1,911    6.49
   Company-obligated
     mandatorily redeemable
     11.0% preferred securities
     of Southern Financial Capital
     Trust I .........................       5,000       572   11.44         5,000      572   11.44         3,014      351   11.64
   Company-obligated
     mandatorily redeemable
     10.60% preferred
     securities of Southern
     Financial Statutory
     Trust I .........................       8,000       859   10.74         8,000      859   10.74         2,517      272   10.81
                                        ----------  --------            ---------- --------            ---------- --------

   Total interest-bearing
     Liabilities .....................     694,403    17,375    2.50%      601,697   27,147    4.51%      372,940   20,009    5.37%
   Noninterest-bearing liabilities ...
     Demand deposits .................      74,161                          66,305                         58,188
     Other liabilities ...............      11,742                           9,378                          9,730
                                        ----------                      ----------                     ----------
        Total liabilities ............     780,306                         677,380                        440,858
   Stockholders' equity ..............      70,812                          46,739                         32,268
                                        ----------                      ----------                     ----------
     Total liabilities and
        stockholders' equity .........  $  851,118                      $  724,119                     $  473,126

   Net interest income ...............              $ 33,755                       $ 27,032                       $ 17,801
                                                    ========                       ========                       ========

   Net interest spread ...............                          3.94%                          3.46%                          3.23%

   Net interest margin ...............                          4.25%                          3.98%                          4.05%

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

                                                  Year Ended December 31, 2002 compared  Year Ended December 31, 2001 compared
                                                     to Year Ended December 31, 2001          to Year Ended December 31, 2000
                                                 -------------------------------------   -------------------------------------
                                                    Increase (decrease)                   Increase (decrease)
                                                      Due to Change in                     Due to Change in
                                                 ------------------------                ---------------------
                                                   Volume         Rate        Total        Volume        Rate         Total
                                                  ----------   ----------   ----------   ---------    --------      ---------
                                                                            (dollars in thousands)
Interest-earning assets:
   Loans ......................................   $  12,887    $  (6,536)   $   6,351    $   7,607    $ (2,348)     $   5,259
   Securities and Investments .................      (3,662)      (5,738)      (9,400)      11,006         103         11,109
                                                  ---------   ----------   ----------    ---------    --------      ---------
       Total increase (decrease) in
          interest income .....................       9,225      (12,274)      (3,049)      18,613      (2,245)        16,368

Interest-bearing liabilities:
   Interest-bearing deposits ..................       4,406      (11,936)      (7,530)       6,996      (2,972)         4,024
   Other borrowings ...........................      (1,237)      (1,005)      (2,242)       4,077        (963)         3,114
                                                  ---------    ---------    ---------    ---------    --------      ---------
       Total increase (decrease) in
          Interest expense ....................       3,169      (12,941)      (9,772)      11,073      (3,935)         7,138
                                                  ---------    ---------    ---------    ---------    --------      ---------
Increase in net interest
  income .....................................    $   6,056    $     667    $   6,723    $   7,540    $  1,690      $   9,230
                                                  =========    =========    =========    =========    ========      =========

Provision for Loan Losses

     2002 versus 2001
     The provision for loan losses is a current charge to earnings made in order to increase the allowance for loan losses to a level deemed appropriate by management based on an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending, historical loan experience and other relevant factors. Our loan loss allowance is calculated by stratifying the loan portfolio by risk classifications and applying risk factors to each category. The risk factors are derived by considering relevant loss experience since 1992 of banks headquartered in Virginia, D.C., and Maryland, with $1 billion or more in assets as well as applying management judgment. The provision for loan losses for the year ended December 31, 2002 was $5.1 million compared with $4.5 million for the year ended December 31, 2001. As of and for the years ended December 31, 2002 the allowance for loan losses was $10.3 million, or 1.70% of total loans receivable, while net charge-offs to average loans receivable were .67% We continue to monitor the loan portfolio and make charge-offs we deem appropriate, particularly given the uncertainty in the U.S. economy. Due to the uncertainty of risks in the loan portfolio, management's judgment of the amount of the allowance necessary to absorb loan losses is approximate; however, the allowance for loan losses at December 31, 2002 represents management's best estimate of inherent probable losses in the loan portfolio at that date.

     2001 versus 2000

     The provision for loan losses for the year ended December 31, 2001 was $4.5 million compared with $1.3 million for the year ended December 31, 2000. The allowance for loan losses at December 31, 2001 was $7.4 million, or 1.76% of total loans receivable, net of deferred fees. Recognizing that we have evolved from a small community bank to a larger, regional bank, during 2001 we refined our methodology of estimating our allowance for loan losses by considering the relevant loss experience since 1992 of banks headquartered in Virginia, D. C. and Maryland, with over $1 billion in assets. The higher provision called for by our refined methodology, combined with the loan growth during 2001 and the increase in charge-offs, resulted in an increased loan loss provision in 2001 compared with 2000.

Other Income

     2002 versus 2001
     Total other income decreased to $4.4 million from $6.9 million for the years ended December 31, 2002 and 2001, respectively. During the years 2002 and 2001, Southern Financial recognized net securities losses totaling $1.6 million and net gains of $1.3 million, respectively. Securities losses for 2002 are comprised of net securities gains on sales totaling $2.9 million offset by $4.5 million of write-downs of residential interest-only strips included in our investment securities portfolio. At December 31, 2002, the remaining balance of residential interest only strips was reduced to $2.6 million. Net gains on other assets totaled $840 thousand in 2001 and included a gain on sale of real estate offset by write-downs of intangible assets associated with software development. There were no gains or losses on other assets in 2002. Excluding the impact of net gains and losses on investment securities and other assets, non-interest income increased 27.2% for the years ended December 31, 2002 and 2001, respectively. Areas of increase during 2002 included account maintenance and electronic banking fees, and fees generated from commercial service products including lockbox fees and gains on sale of loans.

     2001 versus 2000
     Other income for the year ended December 31, 2001 was $6.9 million, an increase from $2.4 million for the year ended December 31, 2000. During 2001, gain on the sale of loans decreased by $671 thousand compared with 2000 primarily because we retained the guaranteed portions of the SBA loans we originated rather than selling them into the secondary market. In part, to offset the foregone gains on the sale of SBA loans, during the year ended December 31, 2001, we sold $224.4 million of investment securities and generated net gains of $1.3 million. Other income in 2001 also included non-recurring income related to the sale of real estate. Further, in October 2000, we purchased $15.0 million of bank owned life insurance, which replaced certain interest-earning assets and generated other non-interest income of $943 thousand for the year ended December 31, 2001, representing the increase in its current value. Account maintenance, electronic banking fees, and commercial service fees increased 21.9% for the year ended, 2001 compared with the year ended December 31, 2000.

Other Expense

     2002 versus 2001
     Total non-interest expenses for the year ended December 31, 2002 were $18.4 million, an increase of 8.3% when compared with the year ended December 31, 2001. This increase was largely due to operating expenses associated with the Metro-County Bank acquisition. Excluding the operating expenses associated with Metro-County, non-interest expenses increased 3.9%. Compensation and benefits, which represents 54.4% of total non-interest expenses, increased 14.0%. New employees from Metro-County Bank, as well as increased head count from the Georgetown and Charlottesville branches that opened during the second half of 2001, contributed to the increase. The efficiency ratio was 46.3% for the year ended December 31, 2002; an improvement compared with 53.5% for the year ended December 31, 2001. The efficiency ratio remained below 50% for each of the four quarters of 2002.

     2001 versus 2000
     Other expense for the year ended December 31, 2001 was $17.0 million, an increase of 26.4% compared with $13.4 million for the year ended December 31, 2000. Employee compensation accounted for most of the increase and was primarily due to normal pay increases and a larger employee base resulting from the new Georgetown branch which opened in August and the loan production office in Charlottesville which opened in October. The Georgetown and Charlottesville operations as well as the acquisition of First Savings Bank in September of 2000, including goodwill amortization, accounted for most of the remaining increase in other expenses. The increase also includes costs associated with professional services related to audit and legal, advertising, telephone, supplies and other general operating expense associated with a larger organization. The efficiency ratio, improved to 53.5% from 60.7% for the year ended December 31, 2001 and 2000, respectively.

     Bar Graph with efficiency ratio

                       Efficiency Ratio*
     1998              63.94
     1999              64.04
     2000              60.70
     2001              53.54

     2002              46.30

     *Efficiency Ratio excludes gains/losses on other assets and other assets for all years presented, including merger-related charges and expenses related to the Horizon merger in 1999.

Financial Condition

Loan Portfolio

     Loans receivable increased $187.0 million or 44.5% from $420.4 million at December 31, 2001 to $607.4 million at December 31, 2002. This net increase was comprised of $240.3 million in new loan originations, net purchases of $51.7 million and loans added through the Metro-County acquisition totaling $71.0 million, offset by repayments totaling $176.0 million. Commercial mortgage loans increased 56.9%, while commercial and industrial loans increased 28.2%, representing most of the total increase in loans receivable. We continue to pursue our niche lending of small to medium-sized business clients and, as a result, the growth in the loan portfolio is primarily in the commercial loan product lines. Residential loans increased 32.6% as the level of residential construction loans to builders increased during the year. In addition, the acquisition of Metro-County Bank of Virginia in August 2002, increased the level of residential mortgage loans outstanding at December 31, 2002 compared with December 31, 2001.

     Our commercial real estate lending program includes construction and permanent loans closed both under the Small Business Administration (SBA) loan programs and loans closed outside of the SBA programs that serve both the investor and owner occupied facility market. The 504 loan program is used to finance long-term fixed assets, primarily real estate and heavy equipment and gives borrowers access to 90% financing for a project. Another SBA loan program, 7(a), includes loans that may be used for the purchase of real estate, construction, renovation or leasehold improvements, as well as machinery, equipment, furniture, fixtures, inventory and in some instances, working capital and debt refinancing. The SBA guarantees up to 80% of the loan balance in the 7(a) program and start-up businesses are eligible.

     At December 31, 2002, commercial real estate loans totaled $296.0 million of which $254.0 million were permanent loans and $42.1 million were construction loans compared with $188.7 million at December 31, 2001, of which $171.9 million were permanent loans and $16.8 million were construction loans. The construction loans included owner occupied commercial real estate, low budget hotels and a shopping center. Permanent and construction commercial real estate loans outstanding under the SBA 7(a) and 504 loan programs totaled $48.9 million at December 31, 2002.

     At December 31, 2002, we had $170.8 million in commercial and industrial loans, which represented 28.1% of our total loans receivable at that date compared with $133.3 million at December 31, 2001. Of the total commercial and industrial loans, 14.6% are loans made under the SBA 7(a) program. Commercial and industrial loans also include loans originated under our Accounts Receivable Tracking System, or ARTS. At December 31, 2002, $44.3 million, or 26.0% of commercial business loans were part of this program.

     Bar graph of commercial loan growth (in millions)

                       Commercial Loan Growth

     1998              $137,152
     1999              $172,316
     2000              $239,230
     2001              $331,974

     2002              $466,786

     Investment Activities

     Our securities portfolio is managed by our President and our Senior Vice President/Treasurer, both of whom have significant experience in this area, with the concurrence of our Asset/Liability Committee. Investment management is performed in accordance with our investment policy, which is approved annually by the Asset/Liability Committee and the board of directors. Our investment policy addresses our investment strategies, approval process, approved securities dealers and authorized investments. At December 31, 2002 all of our investment securities were classified as available-for-sale and may be sold as part of our asset/liability management strategy in response to changes in interest rates and liquidity needs.

     Investment securities classified as available-for-sale decreased 33.6% to $203.6 million as of December 31, 2002 compared with December 31, 2001. We decreased investment securities through principal sales and repayments totaling $338.0 million which was partially offset by principal purchases totaling $244.9 million during the year ended December 31, 2002, with the remaining change attribute to changes in premiums and discounts on investment securities, as well as, investment securities acquired through the Metro-County merger. Investment securities purchased during 2002 consisted primarily of collateralized mortgage obligations and corporate bonds. In addition, investment securities purchased includes a $10. 0 million tax exempt municipal bond that we structured and underwrote to fund infrastructure development for a new mixed-use redevelopment in Fredericksburg. During the year ended December 31, 2002, we realized recognized gains totaling $2.9 million from the sale of available-for-sale investment securities.

Deposits

     Deposits, which represent 89% of our interest-rate sensitive liabilities as of December 31, 2002, have historically been the primary source of funding our asset growth. In addition to deposits, we obtain funds from loan repayments, maturing investments, loan sales, cash flows generated from operations, capital trust borrowings and Federal Home Loan Bank advances. Borrowings may be used as an alternative source of lower cost funds or to fund the origination of certain assets.

     Total deposits increased to $776.1 million at December 31, 2002 from $633.3 million at December 31, 2001, an increase of $142.8 million or 22.5%. Demand deposits, including demand accounts, interest checking, money market and savings accounts, increased 37.0%, while time deposits increased 14.9%. This increase was primarily a result of growth in certificates of deposit used as an alternative source to fund earning assets. At December 31, 2002, we had $92.6 million in noninterest-bearing deposits compared with $73.8 million at December 31, 2001, an increase of 25%. Interest-bearing deposits totaled $683.5 million or 88.1% of total deposits at December 31, 2002 compared with $559.5 million or 88.3% of total deposits at December 31, 2001.

     As of December 31, 2002, total interest rate swaps employed to hedge certificates of deposits, totaled $287.5 million compared with $165 million as of December 31, 2001. For both years, all but $20 million of the interest rate swaps were in the form of fair value hedges. Under the terms of these interest rate swaps, we are the fixed rate receiver and the floating rate payer. The floating rate on these interest rate swaps is generally tied to the three-month LIBOR, which approximates the issuance rate on individual certificates of deposit.

Borrowings

     Borrowings consist of overnight and term advances from the Federal Home Loan Bank of Atlanta, securities sold under agreements to repurchase and capital trust borrowings. Term borrowings totaled $65.0 million at December 31, 2002 and represent advances from the Federal Home Loan Bank of Atlanta with call dates throughout 2003 and maturity dates ranging from September 2003 to September 2010. These borrowings are comprised of three $5.0 million advances that carry an average cost of 6.07% and two $25.0 million advances that carry an average cost of 1.14%.

     2 Bar graphs-total assets and Capital (in thousands)

                  Total Assets         Total Capital*

     1998           404,254            30,626
     1999           406,222            28,864
     2000           609,936            52,689
     2001           784,977            77,668
     2002           970,227            94,303

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

     We actively manage our overall exposure to changes in interest rates. In managing our funding, we first attempt to gauge the direction of interest rates, which will determine how much sensitivity we are willing to take. If rates are decreasing, we seek to fund with liabilities that reprice in the near future. If rates are rising, we attempt to do the opposite. When necessary, we will enter into interest rate swaps, financial options or forward delivery contracts for the purpose of reducing interest rate risk. Our interest rate sensitivity and market analysis includes the effect of these interest rate swap hedges.

     Management uses a duration gap of equity approach to manage our interest rate risk and reviews quarterly interest sensitivity reports. Beginning with the third quarter of 2002 these reports were prepared using a model created by a third party. This approach uses a model which generates estimates of the change in our market value of portfolio equity ("MVPE") over a range of interest rate scenarios. MVPE is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates and deposit decay rates.

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

     The following table prepared by a third party sets forth an analysis of our interest rate risk as measured by the estimated change in MVPE resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus 300 basis points, measured in 100 basis point increments) as of December 31, 2002 and 2001:

                                   Sensitivity of Market Value of Portfolio Equity
                                               As of December 31, 2002
                                               (dollars in thousands)

                                                                                Market Value of
                                  Market Value of Portfolio Equity        Portfolio Equity as a % of
                        ---------------------------------------------   ------------------------------
     Change in
   Interest Rates                                                                                       Portfolio
  In Basis Points                             $ Change           % Change                                Equity
    (Rate Shock)           Amount            From Base           From Base         Total Assets        Book Value
    ------------           ------            ---------           ---------         ------------        ----------
Up 300                      $77,014           $(19,033)            (19.82)%            7.94%               94.72%
Up 200                       85,031            (11,016)            (11.47)             8.76               104.59
Up 100                       93,808             (2,239)             (2.33)             9.67               115.38
Base                         96,047                 --               0.00              9.90               118.13
Down 100                    100,057               4,010              4.18             10.31               123.07
Down 200                     99,367               3,320              3.46             10.24               122.22
Down 300                     97,493               1,446              1.51             10.05               119.91

                                   Sensitivity of Market Value of Portfolio Equity
                                               As of December 31, 2001
                                               (dollars in thousands)

                                                                                Market Value of
                                  Market Value of Portfolio Equity        Portfolio Equity as a % of
                        ---------------------------------------------   ------------------------------
     Change in
   Interest Rates                                                                                       Portfolio
  In Basis Points                             $ Change           % Change                                Equity
    (Rate Shock)           Amount            From Base           From Base         Total Assets        Book Value
    ------------           ------            ---------           ---------         ------------        ----------
Up 300                      $53,137           $(29,175)            (35.44)%            6.77%               82.14%
Up 200                       65,736            (16,576)            (20.14)             8.37               101.62
Up 100                       77,441             (4,871)             (5.92)             9.87               119.71
Base                         82,312                 --               0.00             10.49               127.24
Down 100                     83,473              1,161               1.41             10.63               129.04
Down 200                     92,335             10,023              12.18             11.76               142.74
Down 300                    103,921             21,609              26.25             13.24               160.65


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

                                         Sensitivity of Net Interest Income
                                                As of December, 2002
                                               (dollars in thousands)

                                    Adjusted Net Interest Income           Net Interest Margin
                        ---------------------------------------------   ------------------------------
     Change in
   Interest Rates
  In Basis Points                            % Change                                       Change
    (Rate Shock)           Amount           From Base                      Percent         From Base
    ------------           ------           ---------                      -------         ---------
Up 300                     $37,009             8.42%                        3.81%              0.29%
Up 200                      37,613            10.19                         3.88               0.36
Up 100                      37,668            10.35                         3.88               0.36
Base                        34,134             0.00                         3.52               0.00
Down 100                    34,296             0.47                         3.53               0.02
Down 200                    32,449            (4.94)                        3.34              (0.17)
Down 300                    28,868           (15.43)                        2.98              (0.54)


                                         Sensitivity of Net Interest Income
                                                As of December, 2001
                                               (dollars in thousands)

                                    Adjusted Net Interest Income            Net Interest Margin
                        ---------------------------------------------   ------------------------------
     Change in
   Interest Rates
  In Basis Points                            % Change                                       Change
    (Rate Shock)           Amount           From Base                      Percent         From Base
    ------------           ------           ---------                      -------         ---------
Up 300                     $24,998           (15.93)%                       3.18%            (0.60)%
Up 200                      26,300            (11.55)                       3.35             (0.44)
Up 100                      28,167            (5.27)                        3.59             (0.20)
Base                        29,734             0.00                         3.79              0.00
Down 100                    31,201              4.93                        3.97              0.19
Down 200                    31,504              5.95                        4.01              0.22
Down 300                    30,947              4.08                        3.94              0.15

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

Liquidity and Funds Management

     The objective of our liquidity management is to assure the ability to meet our financial obligations. These obligations include the payment of deposits on demand or at maturity, the repayment of borrowings at maturity and the ability to fund loan commitments and other new business opportunities. We obtain funding from a variety of sources, including customer deposit accounts, customer certificates of deposit and payments on our loans and investments. Historically, our level of core deposits has been insufficient to fully fund our lending activities. Therefore, we must seek funding from additional sources, including brokered certificates of deposit, available-for-sale investment securities and maintaining lines of credit from the Federal Home Loan Bank of Atlanta and reverse repurchase agreement borrowings from approved securities dealers.

     In addition, we use derivative products such as interest rate swaps which enhance our liquidity through the issuance of long-term liabilities to match with our long-term assets. We also enhance our liquidity by monitoring unfunded loan commitments, which reduces unexpected funding requirements.

     During the year ended December 31, 2002, we funded our financial obligations with deposits, borrowings from the Federal Home Loan Bank of Atlanta and sales of investment securities. At December 31, 2002, we had $59.5 million of unfunded lines of credit and undisbursed construction loan funds of $45.9 million. Approved loan commitments were $23.7 million at December 31, 2002. Management anticipates that funding requirements for these commitments can be met from the normal sources of funds.

Capital Resources

     Capital management consists of providing equity to support both current and future operations. We and the Bank are subject to capital adequacy requirements imposed by the Federal Reserve. The Federal Reserve has adopted risk-based capital requirements for assessing bank holding company and member bank capital adequacy. Under current Federal Reserve Board regulations, these requirements are (a) leverage capital of 4.0% of adjusted average total assets; (b) tier I capital of 4% of risk-weighted assets; (c) tier I and II capital of 8% of risk-weighted assets. At December 31, 2002, the Bank's capital ratios were 8.39% leverage capital; 11.27% tier I capital; and 12.52% tier I and tier II capital.

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

Impact on New Accounting Pronouncements

     Statement of Financial Accounting Standard, (SFAS) No. 143, Accounting for Asset Retirement Obligations, was issued in June 2001. SFAS No. 143 addresses accounting and reporting for legal obligations and related costs associated with the retirement of long-lived assets. The Statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period incurred if a reasonable estimate of fair value can be made. The estimated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not determined the impact, if any, SFAS No. 143 will have on the company.

     SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, was issued in October 2001. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that statement. We adopted SFAS No. 144 effective January 1, 2002, and the adoption of this standard had no impact on our financial position or results of operations.

     SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB No. Statement 13, and Technical Correction, was issued in May 2002. SFAS No. 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, as well as an amendment of that Statement, FASB Statement 64, Extinguishments of Debt made to Satisfy Sinking-Fund Requirements SFAS No. 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers, and amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is not expected to have a material impact on the Company.

     SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued in June 2002. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force EITF Issue 94-3 (EITF 94-3), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Unlike EITF 94-3, SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when that liability is incurred rather than at the date of an entity's commitment to an exit plan. This statement is not expected to have a material impact on the Company.

     SFAS No. 147, Acquisitions of Certain Financial Institutions, amends FASB Statements No. 72 and 144 and FASB Interpretation No. 9, and was issued in July 2002. It removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9, except for transactions between two or more mutual enterprises. Instead, it requires that acquisitions of financial institutions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. This statement has not had an impact on the Company.

     SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, was issued in December 2002. It amends SFAS No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for an entity that voluntarily adopts the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This statement has not had an impact on the Company.

Critical Accounting Policies

     Our accounting and reporting policies are in accordance with the accounting principles generally accepted in the United States of America and conform with general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements and could differ from actual results. The more critical of the accounting policies involves the determination of the allowance for loan losses and accounting for derivative financial instruments.

     Allowance for Loan Losses

     The allowance for loan losses is established through a provision for loan losses, which is charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is a current estimate of the known and inherent losses in the present portfolio based upon management's evaluation of the loan portfolio. Estimates of losses inherent in the portfolio involve the exercise of judgment and the use of assumptions. The evaluations take into consideration such factors as changes in the nature, volume and quality of the loan portfolio, prior loss experience, level of nonperforming loans, current and anticipated general economic conditions and the value and adequacy of collateral. Changes in the estimate of losses may occur due to changing economic conditions and the economic conditions of borrowers.

     A loan is considered impaired when, based on all current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Such impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, impairment may be measured based on the loan's observable market price, or if, the loan is collateral - dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be accounted for as loans.

     Each impaired loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a reduction of principal.

     Derivative Financial Instruments

     As part of our interest rate risk management, we use interest rate swaps that are accounted for as both cash flow and fair value hedges in accordance with Statement of Financial Accounting Standards No. 133. Cash flow hedges are used to hedge variable interest rate assets or liabilities and fair value hedges are used to hedge fixed rate assets or liabilities. At the inception of the hedge, the risk management objective and strategy, the hedged risk, the derivative instrument, the hedged item and how hedge effectiveness will be assessed initially and on an ongoing basis are documented. At inception of the hedge and on an ongoing basis, the hedge must be deemed to be highly effective in hedging the hedged risk in order to qualify for hedge accounting. Effectiveness is measured by comparing the change in LIBOR (which the interest rate swap is priced from) to the change in the rate underlying the hedged asset or liability. If high correlation is not achieved, the hedging designation is discontinued with the change in the fair value of the interest rate swap recorded as other income or expense. In the event that any derivative that meets the requirements for hedge accounting or hedged item is terminated or sold, the gain or loss on the derivative will be amortized over the remaining life of the item hedged. Interest to be received or paid on the interest rate swaps is accrued monthly.

     We use interest rate swaps that are accounted for as cash flow hedges to hedge the issuance of pools of certificates of deposit (CD's) which reprice with changes in market interest rates. Under the terms of these interest rate swaps, we are the fixed rate payer and the floating rate receiver. The floating rate on the interest rate swaps is tied to three-month LIBOR, which approximates the issuance rate on the pool of CD's. The combination of the swaps and the issuance of the pool of CD's operates to produce long-term fixed rate deposits. The fair value of the interest rate swap is recorded in other assets in the consolidated balance sheets with changes in the fair value included in other comprehensive income. To the extent that the hedge is not completely effective, the ineffective portion is charged or credited to other income or expense in the consolidated statements of income. The amounts recorded in other comprehensive income are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the CD's affect earnings.

     We also use interest rate swaps that are accounted for as fair value hedges to hedge the issuance of individual fixed rate CD's. Under the terms of these interest rate swaps, we are the fixed rate receiver and the floating rate payer. The floating rate on the interest rate swaps is generally tied to three-month LIBOR, which approximates the issuance rate on the individual CD's. The combination of the swaps and the issuance of the individual CD's operates to produce long-term floating rate deposits. The terms of the CD's and the interest rate swaps mirror each other and were committed to simultaneously. Both the interest rate swap (included in other assets in the consolidated balance sheets) and the CD's are recorded at fair value, with changes in fair value included in the statements of income as interest expense.

     We incorporate all items from the consolidated balance sheet as well as off-balance sheet items such as derivative items used to hedge balance sheet items in an overall assessment of its interest rate risk. All on-balance sheet items and off-balance sheet items are incorporated in a report that is generated quarterly by the Federal Home Loan Bank of Atlanta that assesses the interest rate risk in different interest rate environments. The report shows how the market value of our portfolio value of equity changes when interest rates rise or fall 1%, 2%, and 3%. The report also shows the change in net interest income in the same interest rate change scenarios.

                          INDEPENDENT AUDITORS' REPORT

Southern Financial Bancorp, Inc.


To the Board of Directors and Stockholders of Southern Financial Bancorp, Inc.:

         We have audited the accompanying consolidated balance sheets of Southern Financial Bancorp, Inc. and subsidiaries (Bancorp) as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Richmond, VA,
January 22, 2003

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 and 2001

                                                                                     2002                 2001
--------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                         $   28,705,185       $   21,290,594
Overnight earning deposits                                                          64,692,873            7,167,963
Investment securities, available-for-sale                                          203,562,648          306,611,560
Loans held for sale                                                                    513,784                    -
Loans receivable, net                                                              594,323,270          410,973,260
Cash surrender value of life insurance                                              22,287,418           16,160,787
Premises & equipment, net                                                            8,264,400            6,796,246
Intangible assets, net                                                              14,557,779            3,008,615
Other assets                                                                        33,319,634           12,967,933
--------------------------------------------------------------------------------------------------------------------

Total assets                                                                    $  970,226,991       $  784,976,958
====================================================================================================================


Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------

Liabilities:
Deposits                                                                        $  776,082,670       $  633,325,894
Advances from Federal Home Loan Bank - short term                                            -           40,500,000
Advances from Federal Home Loan Bank - long term                                    65,000,000           15,000,000
Company-obligated mandatorily redeemable securities
  of subsidiary holding solely parent debentures                                    13,000,000           13,000,000
Securities sold under agreements to repurchase                                      18,455,614                    -
Other liabilities                                                                   16,385,601           18,482,865
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                  888,923,885          720,308,759
--------------------------------------------------------------------------------------------------------------------


Stockholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, 12,858 and 13,621 shares of 6% cumulative convertible
  preferred stock issued and outstanding, respectively                                     129                  136
Common stock, $.01 par value, 20,000,000 shares authorized,
  4,731,461 and 4,284,594 shares issued and outstanding,
  respectively                                                                          54,412               42,846
Capital in excess of par                                                            81,166,827           54,628,316
Retained earnings                                                                            -            7,986,380
Accumulated other comprehensive income                                                  81,738            2,010,521
--------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                          81,303,106           64,668,199
--------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                      $  970,226,991       $  784,976,958
====================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, and 2000

                                                                         2002              2001               2000
------------------------------------------------------------------------------------------------------------------------
Interest income:
Loans                                                                 $ 37,110,660      $ 30,759,954       $ 25,500,811
Investment securities                                                   14,019,674        23,418,623         12,309,257
------------------------------------------------------------------------------------------------------------------------
Total interest income                                                   51,130,334        54,178,577         37,810,068
------------------------------------------------------------------------------------------------------------------------
Interest expense:
Deposits                                                                14,102,364        21,632,454         17,608,760
Borrowings                                                               3,272,651         5,514,565          2,399,924
------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                  17,375,015        27,147,019         20,008,684
------------------------------------------------------------------------------------------------------------------------
Net interest income                                                     33,755,319        27,031,558         17,801,384
Provision for loan losses                                                5,050,000         4,470,000          1,335,000
------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     28,705,319        22,561,558         16,466,384
------------------------------------------------------------------------------------------------------------------------
Other income:
Account maintenance and electronic banking fees                          2,706,607         2,199,027          1,924,395
Commercial service fees                                                    543,829           329,730            150,900
Other loan fees                                                            427,133           412,016            512,127
System maintenance and license fees                                        254,601           213,422            281,668
Income from bank owned life insurance                                    1,126,631           942,800            217,987
Gain on sale of loans                                                      917,862           603,052          1,274,033
Gain (loss) on investment securities, net                               (1,603,306)        1,265,774           (167,467)
Other                                                                       (4,241)          968,152            358,938
------------------------------------------------------------------------------------------------------------------------
Total other income                                                       4,369,116         6,933,973          4,552,581
------------------------------------------------------------------------------------------------------------------------
Other expense:
Employee compensation and benefits                                      10,000,581         8,775,143          7,019,287
Premises, equipment and data processing                                  5,295,384         4,477,086          3,740,679
Other                                                                    3,104,844         3,739,302          2,679,997
------------------------------------------------------------------------------------------------------------------------
Total other expense                                                     18,400,809        16,991,531         13,439,963
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                              14,673,626        12,504,000          7,579,002
Provision for income taxes                                               4,661,300         4,089,700          2,428,900
------------------------------------------------------------------------------------------------------------------------
Net income                                                            $ 10,012,326       $ 8,414,300        $ 5,150,102
========================================================================================================================
Earnings per common share:
Basic                                                                 $       1.96       $      2.09        $      1.46
Diluted                                                                       1.88              2.02               1.44
Dividends declared per common share                                           0.42              0.38               0.38
Weighted average shares outstanding:
Basic                                                                    5,103,868         4,026,091          3,525,035
Diluted                                                                  5,334,630         4,172,869          3,588,029
------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2002, 2001 and 2000

                                                                     2002             2001            2000
-------------------------------------------------------------------------------------------------------------
Net income                                                     $ 10,012,326      $ 8,414,300     $ 5,150,102
Other comprehensive income:
Cash flow hedge:
    Unrealized holding loss                                      (1,370,543)      (1,173,007)       (689,079)
    Reclassification adjustment for net interest
         (income) expense included in net income                    694,103          201,303        (229,589)
Available-for-sale securities:
    Unrealized holding gain/(loss)                               (3,894,225)       4,925,955       3,385,998
    Unrealized gain on transfer of held-to-
         maturity securities                                              -                -         334,770
    Reclassification adjustment for net (gains)/losses
         included in net income                                   1,603,306       (1,265,774)        167,467
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax                     (2,967,359)       2,688,477       2,969,567
Income tax expense (benefit) related to items of other
    comprehensive income (loss)                                  (1,038,576)         914,082       1,009,656
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                    (1,928,783)       1,774,395       1,959,911

Comprehensive income                                            $ 8,083,543     $ 10,188,695     $ 7,110,013
=============================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, 2000

                                                                             Convertible                Capital in
                                                                              Preferred     Common       Excess of       Retained
                                                                                Stock        Stock       Par Value       Earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                   $      136    $ 26,562    $ 23,662,935    $  6,898,249
     Dividends on preferred and common stock ($0.87 per preferred share)                                                 (1,338,609)
                                             ($0.38 per common share)
     Issuance of common stock                                                                 4,270       6,069,361
     Repurchase of common stock                                                                (757)     (1,073,590)
     Options exercised                                                                           72          54,304
     Change in other comprehensive income
     Net income                                                                                                           5,150,102
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                          136      30,147      28,713,010      10,709,742
     Dividends on preferred and common stock ($0.87 per preferred share)                                                 (1,561,807)
                                             ($0.38 per common share)
     Stock dividend of 10%                                                                    3,847       9,572,008      (9,575,855)
     Issuance of common stock                                                                 8,758      16,335,172
     Options exercised                                                                           93           8,126
     Change in other comprehensive income
     Net income                                                                                                           8,414,300
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                          136      42,846      54,628,316       7,986,380
     Dividends on preferred and common stock ($0.87 per preferred share)                                                 (2,125,911)
                                              ($0.42 per common share)
     Conversion of preferred stock to common stock                                   (7)         13              (6)
     Stock dividend of 15%                                                                    7,097      15,744,633     (15,751,730)
     Issuance of common stock                                                                 4,037      10,700,639        (121,065)
     Options exercised                                                                          419          93,245
     Change in other comprehensive income
     Net income                                                                                                          10,012,326
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                   $      129    $ 54,412    $ 81,166,827    $          -
====================================================================================================================================

                                                                              Accumulated
                                                                                 Other              Total
                                                                             Comprehensive      Stockholders'
                                                                             Income (Loss)         Equity
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                   $ (1,723,785)      $ 28,864,097
     Dividends on preferred and common stock ($0.87 per preferred share)                          (1,338,609)
                            ($0.38 per common share)
     Issuance of common stock                                                                      6,073,631
     Repurchase of common stock                                                                   (1,074,347)
     Options exercised                                                                                54,376
     Change in other comprehensive income                                       1,959,911          1,959,911
     Net income                                                                                    5,150,102
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                        236,126         39,689,161
     Dividends on preferred and common stock ($0.87 per preferred share)                          (1,561,807)
                            ($0.38 per common share)
     Stock dividend of 10%                                                                                 -
     Issuance of common stock                                                                     16,343,930
     Options exercised                                                                                 8,219
     Change in other comprehensive income                                       1,774,395          1,774,395
     Net income                                                                                    8,414,300
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                      2,010,521         64,668,199
     Dividends on preferred and common stock ($0.87 per preferred share)                          (2,125,911)
                            ($0.42 per common share)
     Conversion of preferred stock to common stock                                                         -
     Stock dividend of 15%                                                                                 -
     Issuance of common stock                                                                     10,583,611
     Options exercised                                                                                93,664
     Change in other comprehensive income                                      (1,928,783)        (1,928,783)
     Net income                                                                                   10,012,326
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                   $     81,738       $ 81,303,106
==============================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

                                                                                   2002              2001              2000
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                    $   10,012,326    $    8,414,300    $    5,150,102
Adjustments to reconcile net income to
    net cash provided by operating activities:
Depreciation and amortization                                                      1,669,080         1,510,826         1,062,788
(Accretion) amortization of discounts or premiums on investment
    securities and loans, net                                                      6,686,342        (1,202,401)           88,880
Provision for loan losses                                                          5,050,000         4,470,000         1,335,000
Gain on sale of loans                                                               (917,862)         (603,052)       (1,274,033)
(Gain) loss on sale of securities                                                  1,603,306        (1,265,774)          167,467
Accretion of deferred loan fees                                                   (1,769,573)         (880,761)         (533,778)
Loans originated - held for sale                                                  (8,471,084)       (7,224,176)       (5,310,641)
Loans sold - held for sale                                                         8,117,295         7,738,296         5,738,099
Increase in other assets                                                          (7,102,674)       (1,292,074)       (2,732,836)
Increase (decrease) in other liabilities                                          (6,166,979)        7,532,035         2,239,159
---------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                          8,710,177        17,197,219         5,930,207
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Increase in loans receivable                                                    (115,409,955)      (99,562,516)      (31,973,177)
Purchase of investment securities, held-to-maturity                                        -                 -        (7,776,346)
Purchase of investment securities, available-for-sale                           (244,872,214)     (546,582,396)     (116,457,714)
Sale of investment securities available-for-sale                                 190,016,970       224,376,264        20,399,172
Paydowns of investment securities, held-to-maturity                                        -                 -         4,698,270
Paydowns of investment securities, available-for-sale                            147,997,776       253,734,859        19,486,818
Purchase of bank owned life insurance                                             (5,000,000)                -       (15,000,000)
Cash paid for merger                                                              (6,841,584)                -                 -
Cash acquired from merger                                                         13,719,290                 -        11,080,705
Increase in premises and equipment, net                                           (1,389,329)       (1,232,120)         (701,726)
Increase in other equity securities                                                 (442,764)       (1,704,654)       (1,055,450)
---------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                            (22,221,810)     (170,970,563)     (117,299,448)
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Net increase in deposits                                                          52,527,767       121,425,307        90,972,915
Increase (decrease) in advances from FHLB - short term                           (40,500,000)       21,500,000         7,139,200
Increase in advances from FHLB - long term                                        50,000,000                 -        10,000,000
Proceeds from Capital Trust Borrowings                                                     -                 -        13,000,000
Increase in securities sold under agreements to repurchase                        18,455,614                 -                 -
Proceeds from issuance of common stock                                                93,664        16,352,149            54,376
Repurchase of common stock                                                                 -                 -        (1,074,347)
Dividends on preferred and common stock                                           (2,125,911)       (1,561,807)       (1,338,609)
---------------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                         78,451,134       157,715,649       118,753,535
---------------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                         64,939,501         3,942,305         7,384,294

Cash and cash equivalents, beginning of period                                    28,458,557        24,516,252        17,131,958
---------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                      $   93,398,058    $   28,458,557    $   24,516,252
=================================================================================================================================
SUPPLEMENTAL DATA
   Cash payments for interest on deposits and borrowings, net of
      cash payments on interest rate swaps                                    $   (1,838,055)   $    6,987,580    $    7,447,731
   Cash payments for income taxes                                             $    7,480,000    $    5,325,000    $    2,846,000

Southern Financial purchased all the capital stock of Metro-County Bank of Virginia in 2002 and First Savings Bank of Virginia in 2000.

In conjunction with the acquisitions, liabilities were assumed as follows:

Fair value of assets acquired                                                 $   98,774,454                      $   74,812,129
Capital stock issued                                                              10,246,110                           5,816,566
Cash paid                                                                          6,841,584                                   -
                                                                              ---------------                     ----------------
Liabilities assumed                                                           $   81,686,760                      $   68,995,563
                                                                              ===============                     ================


The accompanying notes are an integral part of these consolidated financial statements.

                        Southern Financial Bancorp, Inc.

                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000

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

     On August 14, 2002, Southern Financial acquired all the outstanding common stock of Metro-County Bank of Virginia for 354,711 shares of Southern Financial common stock and cash in the amount of $6,841,584. The merger was accounted for in accordance with SFAS No. 141, Business Combinations, and the results of operations of Metro-County Bank have been included in our consolidated financial statements from August 15, 2002. The excess of the purchase price over the fair value of the net identifiable assets acquired has been recorded as goodwill in the amount of $9,439,408 and core deposit intangible assets in the amount of $2,400,000. The core deposit intangible assets are being amortized over ten years. The factors considered in the decision to acquire Metro-County Bank included the opportunity for future growth and an expanded geographic presence, as the acquisition of Metro-County's locations in the greater Richmond area is a natural extension of our geographic area and fits well into our expansion plans. The following table presents unaudited pro forma results of operations for the years ended December 31, 2002 and December 31, 2001 as though Southern Financial and Metro-County Bank of Virginia had combined at the beginning of the period. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Southern Financial and Metro-County Bank constituted a single entity during both periods.

                                                    Year Ended
                                                    December 31,
                                    2002                2001            2000
                           -----------------------------------------------------

        Total revenue       $    59,513,098      $   68,215,519  $    48,281,066
        Net income                8,403,923           8,667,876        5,380,454

        Earnings per share:
          Basic             $          1.12      $         1.35  $          0.94
          Diluted                      1.06                1.28             0.89


     The principal activities of the Bank are to attract deposits, originate loans and conduct mortgage banking as permitted for state chartered banks by applicable regulations. The Bank conducts full-service banking operations in Fairfax, Herndon, Leesburg, Middleburg, Warrenton, Winchester, Woodbridge, Sterling, Manassas, Fredericksburg, Fairfax City, Vienna, Annandale, Merrifield, Charlottesville, Richmond, and Springfield in Virginia, and Georgetown in the District of Columbia. All the branches are managed as a single business segment.

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

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Southern Financial and subsidiaries as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

     Amounts represent actual cash balances held by or due to Southern Financial. For purposes of the consolidated statements of cash flows, Southern Financial defines cash, due from banks, and overnight earning assets as cash and cash equivalents.

Investment Securities

     Southern Financial accounts for its investment securities in three categories: held-to-maturity, available-for-sale, and trading. Investments in debt securities are classified as held-to-maturity when Southern Financial has the positive intent and ability to hold those securities to maturity. Held-to-maturity securities are measured at amortized cost. The amortization of premiums and accretion of discounts are computed using a method that approximates the level yield method. Investment securities classified as available-for-sale (including interest-only strips) are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of other comprehensive income (loss) in stockholders' equity on an after-tax basis. Trading securities are reported at fair value with unrealized gains and losses included in earnings. The specific identification method is used to determine gains or losses on sales of investment securities. Southern Financial classifies all investment securities as available-for-sale as of December 31, 2002 and 2001.

Federal Home Loan Bank Stock

     Southern Financial, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 1% of the aggregate principal amount of its residential mortgage loans or 5% of its borrowings from the FHLB, whichever is larger. This investment is recorded at cost, and it is pledged as collateral for advances from the FHLB. The amount of FHLB stock was $3,500,000 and $3,375,000 at December 31, 2002 and 2001, respectively, and was included in investment securities, available-for-sale in the consolidated balance sheets.

Loans Held for Sale

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value.

Loans Receivable

     Interest income is accrued on loans as earned on the outstanding principal balances. Nonrefundable loan fees and direct origination costs are deferred and recognized over the lives of the related loans as adjustments of yield. Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any accrued interest considered uncollectible is charged against current income.

     The allowance for loan losses is established through a provision for loan losses, which is charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is a current estimate of the losses inherent in the present portfolio based upon management's evaluation of the loan portfolio. Estimates of losses inherent in the portfolio involve the exercise of judgment and the use of assumptions. The evaluations take into consideration such factors as changes in the nature, volume and quality of the loan portfolio, prior loss experience, level of nonperforming loans, current and anticipated general economic conditions and the value and adequacy of collateral. Changes in the estimate of losses may occur due to changing economic conditions and the economic conditions of borrowers.

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

Goodwill and Other Intangible Assets

     Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets" was issued in June 2001. It discontinues amortization of intangible assets unless they have finite useful lives, and, instead, requires that they be tested at least annually for impairment by comparing their fair values with their recorded amounts. SFAS No. 142 also requires disclosure of the changes in the carrying amounts of goodwill from period to period, the carrying amounts of intangible assets by major intangible asset class for those subject to and not subject to amortization, and the estimated intangible asset amortization expense for the next five years. Southern Financial adopted SFAS No. 142 as of January 1, 2002, and therefore, discontinued the amortization of goodwill on January 1, 2002. The core deposit intangible assets are amortized over ten years. An evaluation of impairment of goodwill under SFAS No. 142 as of September 30, 2002 determined there was no impairment of the goodwill.

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

     Southern Financial uses interest rate swaps that are accounted for as cash flow hedges to hedge the issuance of pools of certificates of deposit (CDs) which reprice with changes in market interest rates. Under the terms of these interest rate swaps, Southern Financial is the fixed rate payer and the floating rate receiver. The floating rate on the interest rate swaps is tied to three-month LIBOR, which approximates the issuance rate on the pool of CDs. The combination of the swaps and the issuance of the pool of CDs operates to produce long-term fixed rate deposits. The fair value of the interest rate swap is recorded in other assets in the consolidated balance sheets with changes in the fair value included in other comprehensive income. To the extent that the hedge is not completely effective, the ineffective portion is charged or credited to interest expense in the consolidated statements of income. The ineffectivess charged (credited) to interest expense during the years ended December 31, 2002, 2001 and 2000 was ($18,853), $107,890, and
$50,700, respectively. The amounts recorded in other comprehensive income are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the CDs affect earnings. The estimated net amount of the existing gains or losses that are expected to be reclassified into earnings within the next 12 months is approximately $778,000 based upon interest rates in effect during December 2002.

     Southern Financial also uses interest rate swaps that are accounted for as fair value hedges to hedge the issuance of individual fixed rate CDs. Under the terms of these interest rate swaps, Southern Financial is the fixed rate receiver and the floating rate payer. The floating rate on the interest rate swaps is generally tied to three-month LIBOR, which approximates the issuance rate on the individual CDs. The combination of the swaps and the issuance of the individual CDs operates to produce long-term floating rate deposits. The terms of the CDs and the interest rate swaps mirror each other and were committed to simultaneously. Both the interest rate swap (included in other assets in the consolidated balance sheets) and the CDs are recorded at fair value, with changes in fair value included in the statements of income as interest expense. No ineffectiveness was recognized during the years ended December 31, 2002, 2001, and 2000 as the hedge relationship is considered to be 100% effective.

     Southern Financial incorporates all items from its consolidated balance sheet as well as off-balance sheet items such as derivative items used to hedge balance sheet items in an overall assessment of its interest rate risk. All on-balance sheet items and off-balance sheet items are incorporated in a report that is generated quarterly by a third party that assesses the interest rate risk in different interest rate environments. The report shows how the market value of Southern Financial's portfolio value of equity changes when interest rates rise or fall 1%, 2%, and 3%. The report also shows the change in net interest income in the same interest rate change scenarios.

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

     We are exposed to credit and market risk as a result of our use of derivative instruments. If the fair value of the derivative contract is positive, the counterparty owes us and, hence, a repayment risk exists. If the fair value of the derivative contract is negative, we owe the counterparty and, therefore, there is no repayment risk. We minimize repayment risk by entering into transactions with financially stable counterparties that are specified by our policy and reviewed periodically by our credit committee. When we have multiple derivative transactions with the same counterparty, the net mark-to-market exposure represents the netting of positive and negative exposures with the same counterparty. The net mark-to-market exposure with a counterparty is a measure of credit risk when there is a legally enforceable master netting agreement between us and the counterparty. We use master netting agreements with the majority of our counterparties.

Stock-Based Compensation

     Southern Financial adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" and Statement of Financial Accounting Standards No. 148 (SFAS
148), "Accounting for Stock-Based Compensation - Transition and Disclosure." These statements allow an entity to continue to measure compensation cost for these plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Southern Financial has elected to follow APB 25 and related interpretations in accounting for its employee stock options.

     Pro forma information regarding net income and earnings per share as required by SFAS 123 AND SFAS 148 has been determined as if Southern Financial had accounted for its employee stock options under the fair value method. The fair value of all currently outstanding options was estimated at the date of the grant using a Black-Scholes option pricing model. Pro forma results and a summary of the assumptions used for 2002, 2001, and 2000 follow:

                                                2002               2001              2000
------------------------------------------------------------------------------------------------
Net income:
    As reported                           $   10,012,326     $    8,414,300      $    5,150,102
    Pro forma                                  9,452,773          7,857,338           5,006,489
------------------------------------------------------------------------------------------------
Basic earnings per share:
    As reported                                     1.96               2.09                1.46
    Pro forma                                       1.85               1.95                1.42
Diluted earnings per share:
    As reported                                     1.88               2.02                1.44
    Pro forma                                       1.77               1.89                1.40
------------------------------------------------------------------------------------------------
Weighted-average assumptions:
    Expected lives (years)                            10                 10                  10
    Risk-free interest rate (%)                     4.51%              5.02%               6.12%
    Expected volatility (%)                        25.00%             27.00%              23.00%
    Expected dividends (annual per share)           0.15%              0.13%               0.13%
------------------------------------------------------------------------------------------------

2.   Investment Securities

         The portfolio consists of the following securities:

                                                                              December 31, 2002
                                                                            Gross          Gross
                                                      Amortized          Unrealized     Unrealized        Estimated Fair
                                                         Cost               Gains          Losses              Value
--------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
FHLMC mortgage-backed securities                $     12,932,350    $       106,075   $     3,564      $      13,034,861
GNMA mortgage-backed securities                       11,041,324             80,480             -             11,121,804
FNMA mortgage-backed securities                       50,366,330            416,544        47,422             50,735,452
Collateralized mortgage obligations                   83,073,123          1,221,146       434,173             83,860,096
Obligations of counties and municipalities             9,900,275             99,725             -             10,000,000
Corporate obligations                                 28,046,561            198,873     1,248,863             26,996,571
U.S. Treasury and agency securities                    2,257,579             24,492             -              2,282,071
Federal Home Loan Bank stock                           3,500,000                  -             -              3,500,000
Federal Reserve Bank stock                             1,536,850                  -             -              1,536,850
Other equity securities                                  494,943                  -             -                494,943
--------------------------------------------------------------------------------------------------------------------------
Total classified as investment securities            203,149,335          2,147,335     1,734,022            203,562,648
Debt obligations classified as loans                  31,566,894          1,292,925       316,836             32,542,983
--------------------------------------------------------------------------------------------------------------------------
                                                $    234,716,229     $    3,440,260   $ 2,050,858      $     236,105,631
--------------------------------------------------------------------------------------------------------------------------

                                                                             December 31, 2001
                                                                           Gross           Gross
                                                      Amortized          Unrealized     Unrealized        Estimated Fair
                                                         Cost              Gains           Losses              Value
--------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
FHLMC mortgage-backed securities                $     11,085,815     $      224,296   $     5,449      $      11,304,662
GNMA mortgage-backed securities                        4,513,930             90,085         1,285              4,602,730
FNMA mortgage-backed securities                       25,893,295            542,806         7,372             26,428,729
Collateralized mortgage obligations                  235,061,327          3,724,043       710,695            238,074,675
Obligations of counties and municipalities               860,660              4,888         6,847                858,701
Corporate obligations                                 20,552,828             34,649       850,015             19,737,462
U.S. Treasury and agency securities                      495,400             20,172             -                515,572
Federal Home Loan Bank stock                           3,375,000                  -             -              3,375,000
Federal Reserve Bank stock                             1,229,950                  -             -              1,229,950
Other equity securities                                  484,079                  -             -                484,079
--------------------------------------------------------------------------------------------------------------------------
Total classified as investment securities            303,552,284          4,640,939     1,581,663            306,611,560
Debt obligations classified as loans                  36,592,310            833,137       212,092             37,213,355
--------------------------------------------------------------------------------------------------------------------------
                                                $    340,144,594     $    5,474,076   $ 1,793,755      $     343,824,915
--------------------------------------------------------------------------------------------------------------------------


     Gross gains of $3,854,525 and gross losses of $943,338 were realized on the sale of investment securities during the year ended December 31, 2002. Interest-only strips included in the investment securities portfolio were written down in the amount of $4,514,493 during the year ended December 31, 2002. Gross gains of $3,210,045 and gross losses of $1,944,271 were realized on the sale of investment securities during the year ended December 31, 2001. Gross gains of $69,396 and gross losses of $236,863 were realized on the sale of investment securities during the year ended December 31, 2000.

     As of December 31, 2002 and December 31, 2001, securities having a book value of $128,592,296 and $209,787,827, respectively, were pledged as collateral for advances from the FHLB and as collateral for deposits in accordance with Federal and state requirements.

     In December 2000, investment securities classified as held-to-maturity with an amortized cost of $48,269,175 were transferred to the available-for-sale classification in order to provide more flexibility in managing the interest-rate risk in the investment security portfolio. These investment securities had gross unrealized gains of $562,828 and gross unrealized losses of $228,058. Subsequent to the transfer, investment securities with an amortized cost of $9,557,649 were sold, and a loss of $158,970 was recognized in the fourth quarter of 2000. Because of the transfer, all investment securities have been classified as available-for-sale since that time.

     The following table sets forth information regarding contractual maturity of the investment security portfolio:

                                                   December 31, 2002
                                                   Available-for-sale
                                             Estimated          Amortized
                                             Fair Value            Cost
--------------------------------------------------------------------------------
Debt obligations:
One year or less                           $    508,683       $     506,877
After one through five years                  6,962,915           6,877,647
After five through ten years                  2,000,000           2,000,000
After ten years                              29,807,044          30,819,891
--------------------------------------------------------------------------------
Total                                        39,278,642          40,204,415
--------------------------------------------------------------------------------
Mortgage-backed securities                   74,892,117          74,340,004
Collateralized mortgage obligations          83,860,096          83,073,123
Equity securities                             5,531,793           5,531,793
--------------------------------------------------------------------------------
Total classified as investment securities   203,562,648         203,149,335
--------------------------------------------------------------------------------
Debt obligations classified as loans:
After one through five years                  3,478,440           3,444,421
After five through ten years                  5,348,530           5,017,226
After ten years                              23,716,013          23,105,247
--------------------------------------------------------------------------------
Total classified as loans                    32,542,983          31,566,894
--------------------------------------------------------------------------------
                                           $236,105,631       $ 234,716,229
--------------------------------------------------------------------------------

     Contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.

3.  Loans Receivable

         Loans receivable consist of the following:

                                            December 31,       December 31,
                                                2002               2001
                                      -------------------   ----------------
Construction and land development
     Residential                        $      40,574,606     $   27,460,819
     Commercial                                42,052,397         16,849,821
Mortgage
     Residential                               77,697,538         61,740,743
     Multifamily residential                    9,437,833                  -
     Commercial                               253,957,848        171,851,222

Commercial and industrial                     170,775,878        133,258,498
Consumer                                       12,889,502          9,271,808
                                      -------------------   ----------------
Total loans receivable                        607,385,602        420,432,911
Less:
     Deferred loan fees, net                    2,804,883          2,105,362
     Allowance for loan losses                 10,257,449          7,354,289
                                      -------------------   ----------------
Loans receivable, net                         594,323,270        410,973,260
                                      ===================   ================


     The following sets forth information regarding the allowance for loan losses for the years ended December 31,

                                                              2002            2001               2000
                                                        -------------   ---------------     --------------
Allowance at beginning of period                        $  7,354,289     $    4,921,342     $   3,452,131

     Provisions for losses charged to income               5,050,000          4,470,000         1,335,000
     Acquired from Metro County Bank of Virginia           1,350,194                  -                 -
     Acquired from First Savings Bank of Virginia                  -                  -           594,233
     Recoveries                                            1,028,603            381,201           414,200
     Charge-offs                                          (4,525,637)        (2,418,254)         (874,222)
                                                        -------------   ----------------    --------------
Allowance at end of period                              $ 10,257,449          7,354,289         4,921,342
                                                        =============   ================    ==============



     Southern Financial's loan portfolio is concentrated in the Northern Virginia area. The amount of loans being serviced for others was $27,911,123 and $28,961,771 at December 31, 2002 and 2001, respectively. At December 31, 2002, there was one loan with a balance of $153,792 that had payments ninety days or more past due on which interest was still accruing. At December 31, 2001, there were no loans that had payments ninety days or more past due on which interest was still accruing. There were no loan balances transferred to foreclosed properties for the year ended December 31, 2002. Loan balances transferred to foreclosed properties were $137,817 and $129,606 for the years ended December 31, 2001 and 2000, respectively. Southern Financial had no real estate owned at December 31, 2002 and 2001. Debt obligations classified as loans totaling $32,542,983 and $37,213,355 as of December 31, 2002 and 2001, respectively, are included in commercial and industrial loans.

     Nonaccruing loans, all of which were impaired, were as follows:

                                               December 31,
                                        2002                  2001
------------------------------------------------------------------------
Carrying value                     $   1,449,188        $   1,472,575
Allocation of general reserve            334,591              226,877


     The average carrying balances and interest income earned on impaired loans were as follows:

                                                    Year Ended December 31,
                                           2002             2001              2000
--------------------------------------------------------------------------------------
Average carrying value             $   1,576,608     $   1,700,956     $      879,080
Income anticipated under
    original loan agreements             110,360           114,514             54,989
Income recorded                           80,703           106,811                  -

4.  Premises and Equipment

     Premises and equipment consists of the following:

                                                   December 31,
                                               2002             2001
-------------------------------------------------------------------------
Land                                      $   1,255,364     $   1,096,244
Building and improvements                     3,512,856         2,358,125
Furniture and equipment                       6,841,227         5,804,569
Leasehold improvements                        3,925,940         3,475,263
-------------------------------------------------------------------------
                                             15,535,387        12,734,201
Less:  Accumulated depreciation
    and amortization                         (7,270,987)       (5,937,955)
-------------------------------------------------------------------------
Premises and equipment, net               $   8,264,400     $   6,796,246
-------------------------------------------------------------------------

     Depreciation and amortization expense aggregated $1,329,793, $1,123,064, and $889,078 for the years ended December 31, 2002, 2001 and 2000, respectively.

5.  Intangible Assets

     Data concerning various intangible assets is presented in the following tables:

                                                December 31, 2002            December 31, 2001
                                        Gross Carrying  Accumulated  Gross Carrying   Accumulated
                                            Value       Amortization      Value      Amortization
                                       -----------------------------------------------------------
Amortizable core deposit intangibles   $    3,966,163    (446,800)     1,566,163   $   (209,600)
Amortizable other intangibles                 361,300    (219,430)       442,763       (232,162)
Unamortizable goodwill                     11,041,746    (145,200)     1,586,651       (145,200)

Amortization expense:                                   Core Deposit
                                            Other        Intangibles   Goodwill
                                           -------------------------------------
12 months ended December 31, 2002           $  68,731    $  237,200   $      -
12 months ended December 31, 2001              92,367       174,800    104,000
12 months ended December 31, 2000              76,095        34,800     41,200


Estimated amortization expense:                         Core Deposit
                                               Other     Intangibles
                                           ----------------------------
Year ended December 31,
                  2003                      $  20,400       300,000
                  2004                         20,400       300,000
                  2005                         20,400       300,000
                  2006                         20,400       300,000
                  2007                         20,400       300,000

                                                         Year ended December 31,
                                                  2002            2001               2000
                                             -------------   ---------------    -------------
Reported net income                          $  10,012,326      $  8,414,300     $  5,150,102
Add back - goodwill amortization                         -           104,000           41,200
                                             -------------   ---------------    -------------
Adjusted net income                          $  10,012,326      $  8,518,300     $  5,191,302
                                             =============   ===============    =============

Reported basic earnings per share:           $        1.96      $       2.09     $       1.46
Add back - goodwill amortization per share               -              0.03             0.01
                                             -------------   ---------------    -------------
Adjusted basic earnings per share            $        1.96      $       2.12     $       1.47
                                             =============   ===============    =============

Reported diluted earnings per share:         $        1.88      $       2.02     $       1.44
Add back - goodwill amortization per share               -              0.02             0.01
                                             -------------   ---------------    -------------
Adjusted diluted earnings per share          $        1.88      $       2.04     $       1.45
                                             =============   ===============    =============

6. Deposits

     Deposits consist of the following:

                                                          December 31,
                                                      2002            2001
------------------------------------------------------------------------------

Demand accounts                                 $  92,620,717    $  73,823,525
Interest checking accounts                         46,095,510       33,394,397
Money market and savings accounts                 162,043,182      112,463,214
Certificates of deposit                           475,323,261      413,644,758
------------------------------------------------------------------------------
                                                $ 776,082,670    $ 633,325,894
------------------------------------------------------------------------------

     As of December 31, 2002, certificates of deposit mature as follows:

                             2003           $  173,548,528
                             2004               25,117,215
                             2005                7,004,058
                             2006                2,521,212
                             2007               90,643,747
                          Thereafter           176,488,501
                                            --------------
                                            $  475,323,261
                                            ==============

     Deposits with balances greater than $100,000 totaled $516,015,983 and $394,902,243 at December 31, 2002 and 2001, respectively, of which $320,527,003 and $265,626,301 represented certificates of deposit.

     Southern Financial uses interest rate swaps that are accounted for as cash flow hedges to hedge the issuance of pools of certificates of deposit (CDs) which reprice with changes in market interest rates. As of December 31, 2002 and 2001, the notional amount of these swaps was $20,000,000. Under the terms of these interest rate swaps, Southern Financial is the fixed rate payer and the floating rate receiver. The floating rate on the interest rate swaps is tied to three-month LIBOR, which approximates the issuance rate on the pool of CDs. Southern Financial pays fixed rates ranging between 5.23% and 5.45%, and the swaps expire at varying dates through February 2009. The fair value of the interest rate swaps accounted for as cash flow hedges was a loss of $1,310,280 and $662,845 at December 31, 2002 and 2001, respectively.

     Southern Financial also uses interest rate swaps that are accounted for as fair value hedges to hedge the issuance of individual fixed rate CDs. As of December 31, 2002 and 2001, the notional amount of these swaps was $267,500,000 and $145,000,000, respectively. Under the terms of these interest rate swaps, Southern Financial is the fixed rate receiver and the floating rate payer. The floating rate on the interest rate swaps is generally tied to three-month LIBOR, which approximates the issuance rate on the individual CDs. Southern Financial receives fixed rates ranging between 4.00% and 6.80%, and the swaps expire at varying dates through November 2022. The fair value of the interest rate swaps accounted for as fair value hedges was a gain of $6,669,529 at December 31, 2002 and a loss of $2,348,584 at December 31, 2001.

7. Borrowings

     Borrowings consist of the following:

                                                                           December 31,
                                                         2002                                       2001
-----------------------------------------------------------------------------------------------------------------------
                                                                      Weighted                                 Weighted
                                                     Maturity  Call    Average                Maturity  Call   Average
                                          Amount       Date    Date     Rate        Amount       Date   Date     Rate
-----------------------------------------------------------------------------------------------------------------------
Advances from FHLB of Atlanta:
  Overnight borrowings                 $         -                           %    35,500,000                     1.83%
    Term borrowings:                     5,000,000    Sep-09  Sep-04     6.32      5,000,000    Jan-02       -   5.38
                                         5,000,000    Sep-10  Sep-03     6.04      5,000,000    Sep-09  Sep-04   6.32
                                         5,000,000    Sep-10  Mar-03     5.84      5,000,000    Sep-10  Sep-03   6.04
                                        25,000,000    Oct-07  Jan-03     1.18      5,000,000    Sep-10  Sep-02   5.84
                                        25,000,000    Oct-07  Jan-03     1.10
-----------------------------------------------------------------------------------------------------------------------
Total advances from FHLB of Atlanta     65,000,000                       2.28     55,500,000                     3.35
-----------------------------------------------------------------------------------------------------------------------
Trust preferred borrowings:              5,000,000    Jul-30  Jul-05    11.00      5,000,000    Jul-30  Jul-05  11.00
                                         8,000,000    Sep-30  Sep-10    10.60      8,000,000    Sep-30  Sep-10  10.60
-----------------------------------------------------------------------------------------------------------------------
Total trust preferred borrowings        13,000,000                      10.75     13,000,000                    10.75
-----------------------------------------------------------------------------------------------------------------------
Securities sold under agreements
 to repurchase:                         18,455,614                       0.94              -
-----------------------------------------------------------------------------------------------------------------------
Total borrowings                       $96,455,614                       3.16%   $68,500,000                     4.80%
-----------------------------------------------------------------------------------------------------------------------

8. Stockholders' Equity

     Each share of Southern Financial's outstanding 6% cumulative convertible preferred stock is convertible to 2.04 shares of common stock. The preferred stock has an annual dividend rate of six percent. Dividends are payable quarterly and are cumulative.

     In January 2003, Southern Financial announced a 15% stock dividend, and during 2001 announced and issued a 10% stock dividend to stockholders. All share amounts and per share data are adjusted to reflect these stock dividends.

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

     Southern Financial did not record any compensation costs in 2002, 2001 or 2000 related to its stock option plan. In addition, no significant modifications to the plan were made during these periods. The fair values of the stock options outstanding used to determine the pro forma impact of the options were calculated using an acceptable option pricing model using the key assumptions detailed above.

     A summary of the status of Southern Financial's stock option plan as of December 31, 2002, 2001 and 2000, and changes during the years ended December 31, 2002, 2001, and 2000 is presented below. Average prices and shares subject to options have been adjusted to reflect stock dividends.


                                                   2002                         2001                        2000
                                                        Weighted                    Weighted                    Weighted
                                                         Average                     Average                     Average
                                                        Exercise                    Exercise                    Exercise
                                            Shares        Price          Shares       Price          Shares       Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of period          478,022     $  13.43         418,778    $  12.92         365,661    $  12.77
Granted                                      70,323        22.17          91,333       14.90          62,301       12.80
Exercised                                    67,895         6.56          16,522        7.34           9,184        5.92
Expired                                           -            -          15,567       17.97               -           -
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                480,450        15.35         478,022       13.43         418,778       12.92
---------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of period        410,127        14.22         386,689       13.09         356,477       12.95
===========================================================================================================================
Weighted average fair value of
    options granted during the period                   $  11.71                    $  11.75                    $   4.29
===========================================================================================================================

         The following table summarizes information about stock options outstanding at December 31, 2002:

                                          Weighted                         Weighted        Weighted Average
                                           Average                          Average           Remaining
     Exercise             Options         Exercise         Options         Exercise        Contractual Life
       Price            Outstanding         Price        Exercisable         Price             (months)
--------------------------------------------------------------------------------------------------------------
 $  6.98 - $10.06        32,734           $  9.09           32,734         $   9.09               29
   10.78 -  14.13       213,576             12.58          213,576            12.58               75
   15.81 -  21.96       234,140             18.76          163,817            17.39               85
--------------------------------------------------------------------------------------------------------------
                        480,450           $ 15.35          410,127         $  14.22
==============================================================================================================

         There were 33 option holders at December 31, 2002. Options exercised during 2002 had exercise prices ranging from $6.98 to $12.95. Options exercised during 2001 had exercise prices ranging from $7.60 to $14.30. Options exercised during 2000 had an exercise price of $6.51. The closing price of Southern Financial's stock at December 31, 2002 was $26.17 per share.

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

         As of December 31, 2002, the most recent notification from the Federal Reserve Bank categorized Southern Financial as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized Southern Financial must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         Southern Financial's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in thousands.)

                                                                           For               To Be Well Capitalized
                                                                    Captial Adequacy         Under Prompt Corrective
                                             Actual                     Purposes                Action Provisions
----------------------------------------------------------------------------------------------------------------------
                                      Amount        Ratio          Amount        Ratio         Amount        Ratio
----------------------------------------------------------------------------------------------------------------------
As of December 31, 2002
      Total Capital                  $  88,438      12.52 %        $ 56,499      8.00 %        $ 70,623       10.00 %
        (to risk-weighted assets)
      Tier I Capital                    79,611      11.27            28,249      4.00            42,374        6.00
        (to risk-weighted assets)
      Tier I Capital                    79,611       8.39            37,957      4.00            47,446        5.00
        (to average assets)
As of December 31, 2001
      Total Capital                     79,089      15.24            41,514      8.00            51,892       10.00
        (to risk-weighted assets)
      Tier I Capital                    72,603      13.99            20,757      4.00            31,135        6.00
        (to risk-weighted assets)
      Tier I Capital                    72,603       8.82            32,941      4.00            41,177        5.00
        (to average assets)

10.      Parent Company Activity

         The Bancorp owns all of the outstanding shares of the Bank. Summary financial statements of the Bancorp follow:

                                 BALANCE SHEETS

                                                                     December 31,
                                                       2002                               2001
--------------------------------------------------------------------------------------------------------------
Assets:
Cash                                               $    387,301                         $  1,803,153
Investment in subsidiaries                           93,199,840                           75,071,491
Other assets                                          1,507,172                            1,596,333
--------------------------------------------------------------------------------------------------------------
Total assets                                       $ 95,094,313                         $ 78,470,977
==============================================================================================================


Liabilities:
Capital trust borrowings                           $ 13,000,000                         $ 13,000,000
Other liabilities                                       791,207                              802,778
--------------------------------------------------------------------------------------------------------------
Total liabilities                                    13,791,207                           13,802,778
--------------------------------------------------------------------------------------------------------------
Total stockholders' equity                           81,303,106                           64,668,199
--------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity         $ 95,094,313                         $ 78,470,977
==============================================================================================================


                              STATEMENTS OF INCOME

                                                                           Year Ended December 31,
                                                               2002                   2001                    2000
---------------------------------------------------------------------------------------------------------------------------
Income:
Equity in earnings of Southern Financial Bank              $ 11,002,033             $ 9,828,578            $ 5,617,473
Equity in earnings (loss) of Southern Web Tech                  (23,895)               (455,973)                30,064
Other                                                            12,448                  24,760                (75,000)
---------------------------------------------------------------------------------------------------------------------------
Total income                                                 10,990,586               9,397,365              5,572,537
---------------------------------------------------------------------------------------------------------------------------
Expense:
Interest expense                                              1,431,360               1,431,265                623,159
Other                                                           126,000                 126,800                 82,676
---------------------------------------------------------------------------------------------------------------------------
Total expense                                                 1,557,360               1,558,065                705,835
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                    9,433,226               7,839,300              4,866,702
Income tax benefit                                             (579,100)               (575,000)              (283,400)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                 $ 10,012,326             $ 8,414,300            $ 5,150,102
===========================================================================================================================


                                                    STATEMENTS OF CASH FLOWS

                                                                            Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                           2002                        2001                       2000
============================================================================================================================
Operating activities:
Net income                                            $ 10,012,326              $    8,414,300                 $ 5,150,102
Adjustments to reconcile net income to net cash
    provided by operating activities:
Equity in undistributed income of subsidiaries          (2,943,137)                 (6,824,205)                 (4,700,386)
Other operating activities                                (223,711)                   (321,741)                     25,274
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                6,845,478                   1,268,354                     474,990
----------------------------------------------------------------------------------------------------------------------------
Investing activities:
Investment in subsidiaries                              (6,841,584)                (14,000,000)                (11,000,000)
Repayment from (advance to) subsidiary                     275,000                    (275,000)                   (100,000)
----------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                   (6,566,584)                (14,275,000)                (11,100,000)
----------------------------------------------------------------------------------------------------------------------------
Financing activities:
Increase in borrowings                                           -                           -                  13,000,000
Issuance of common stock                                   431,165                  16,352,149                      54,376
Repurchase of common stock                                       -                           -                  (1,074,347)
Dividends on preferred and common stock                 (2,125,911)                 (1,561,807)                 (1,338,609)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing
    activities                                          (1,694,746)                 14,790,342                  10,641,420
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                             (1,415,852)                  1,783,696                      16,410
Cash, beginning of period                                1,803,153                      19,457                       3,047
----------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                   $    387,301              $    1,803,153                 $    19,457
============================================================================================================================

SUPPLEMENTAL DATA

   Cash payments for interest on  borrowings          $  1,398,000              $    1,431,265                 $   216,944
   Cash payments for income taxes                        7,480,000                   5,325,000                   2,846,000

11.  Estimated Fair Value of Financial Instruments

         The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of December 31, 2002. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

         Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that Southern Financial would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of Southern Financial's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of Southern Financial. The estimated fair values of Southern Financial's financial instruments at December 31, 2002 and 2001 are as follows (all dollar amounts are in thousands):

             ($ in thousands)                           December 31, 2002                       December 31, 2001
---------------------------------------------------------------------------------------------------------------------------
                                                  Carrying Amount      Fair Value        Carrying Amount      Fair Value
---------------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                       $  93,398           $  93,398           $   28,459         $   28,459
    Available-for-sale securities                     203,563             203,563              306,612            306,612
    Loans receivable, net of allowance                594,323             599,340              410,973            412,938
    Loans held for sale                                   514                 514                    -                  -
    Other                                               4,884               4,884                4,551              4,551
Financial liabilities:
    Deposits:
      Checking accounts                               138,716             138,716              107,218            107,218
      Money market and savings accounts               162,043             162,043              112,463            112,463
      Certificates of deposit                         475,323             480,522              413,645            423,130
    Borrowings:
      FHLB advances - short term                            -                   -               40,500             40,500
      FHLB advances - long term                        65,000              67,428               15,000             16,353
      Trust preferred borrowings                       13,000              13,238               13,000             13,402
      Securities sold under agreements
        to repurchase                                  18,456              18,456                    -                  -
Off balance sheet instruments:
      Interest rate swaps                               5,359               5,359               (3,011)            (3,011)


         The following methods and assumptions were used to estimate the fair value amounts at December 31, 2002 and 2001:

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

12.  Savings Plan

         Southern Financial has an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Southern Financial matches one half of each employee's contributions on a discretionary basis based on its profit; such match is not to exceed 3 percent of the employee's earnings. Southern Financial's matching contributions to the Savings Plan were $146,973, $119,458, and $96,758 for the years ended December 31, 2002, 2001 and 2000, respectively.

13. Provision for Income Taxes

         The provision for income taxes consists of the following:

                                                         Year Ended
                                                        December 31,
                                         2002               2001                 2000
-------------------------------------------------------------------------------------------
Current provision:
    Federal                          $ 3,154,829         $ 4,981,379         $  4,337,338
-------------------------------------------------------------------------------------------
Deferred (benefit) provision:
    Federal                            1,506,471            (891,679)          (1,908,438)
-------------------------------------------------------------------------------------------
                                     $ 4,661,300         $ 4,089,700         $  2,428,900
-------------------------------------------------------------------------------------------

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

     Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 2002 and 2001:

                                                          2002          2001
-------------------------------------------------------------------------------
Assets:
   Provision for losses on loans                      $ 1,694,406   $ 1,743,190
   Net operating loss carryforward                        691,059       663,684
   Depreciation                                           214,419       238,966
   FHLB dividends                                               -       256,096
   Unrealized loss on interest rate swaps                 458,500       231,996
   Nonaccrual interest                                    125,887       154,521
   Lease                                                   13,545        13,545
   Real estate owned                                       53,371        53,371
   Stock based compensation                                     -        70,140
   Other                                                   60,411             -
-------------------------------------------------------------------------------
   Gross deferred tax assets                          $ 3,311,598   $ 3,425,509
-------------------------------------------------------------------------------
Liabilities:
   Deferred loan fees                                     516,651       653,077
   FHLB dividends                                              17             -
   Stock based compensation                                62,848             -
   Other                                                  161,413        47,365
-------------------------------------------------------------------------------
   Gross deferred tax liabilities                         740,929       700,442
-------------------------------------------------------------------------------
   Net deferred tax assets                            $ 2,570,669   $ 2,725,067
-------------------------------------------------------------------------------

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

                                                       Year Ended
                                                      December 31,
                                            2002           2001           2000
--------------------------------------------------------------------------------
Statutory Federal income tax rate            35%            35%            34%
Life insurance                               -3             -3             -1
Municipal interest                            -              -             -1
Other                                         -              1              -
--------------------------------------------------------------------------------
Effective tax rate                           32%            33%            32%
--------------------------------------------------------------------------------

14. Commitments

     The Bank leases its corporate headquarters and most of its branch facilities under non-cancelable lease agreements. Most of these leases provide for the payment of property taxes and other costs by the Bank and include one or more renewal options ranging up to ten years. Annual rental commitments under all long-term non-cancelable operating lease agreements consist of the following at December 31, 2002:

                               Real
                             Property           Sublease
                              Leases             Income              Total
------------------------------------------------------------------------------
2003                       $ 1,772,505           210,166         $  1,562,339
2004                         1,494,969           126,036            1,368,933
2005                         1,116,917             1,652            1,115,265
2006                           991,432                 -              991,432
2007                           843,729                 -              843,729
2008 and Thereafter          2,732,734                 -            2,732,734
------------------------------------------------------------------------------
                           $ 8,952,286        $  337,854         $  8,614,432
==============================================================================

     Rent expense aggregated $1,643,450, $1,340,221, and $1,129,939 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Outstanding loan commitments amounted to $23,691,405 (of which $820,200 had fixed interest rates) and $15,327,580 (of which $1,358,000 had fixed interest rates) at December 31, 2002 and 2001, respectively. The Bank had commitments from investors of $1,333,984 and $1,245,000 to purchase loans from the Bank at December 31, 2002 and 2001, respectively.

     The Bank issues financial standby letters of credit and performance standby letters of credit. A financial standby letter of credit obligates the Bank to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument. A performance standby letter of credit obligates the Bank to pay a third-party beneficiary when a customer fails to perform some contractual non-financial obligation. Both types of standby letters of credit are generally issued for terms ranging from six months to three years. The Bank generally requires collateral to support the letters of credit in excess of the contractual amount of the instruments and essentially uses the same credit policies in issuing letters of credit as it does for on-balance sheet instruments. At December 31, 2002, the Bank had performance standby letters of credit outstanding in the amount of $5,899,055 and financial standby letters of credit outstanding in the amount of $3,151,344. No liabilities were recorded in the financial statements for these letters of credit as of December 31, 2002 and 2001.

     At December 31, 2002, the Bank had unfunded lines of credit of $59,513,787 and undisbursed construction loan funds of $45,877,709.

15. Earnings Per Share

     The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential dilutive common stock.

                                                       2002                                        2001
                                                                         Per                                        Per
                                                                        Share                                      Share
                                          Amount           Shares      Amount         Amount          Shares      Amount
---------------------------------------------------------------------------------------------------------------------------
Net Income                             $ 10,012,326                                 $ 8,414,300
Preferred dividends                         (11,519)                                    (11,850)
                                       ------------                                 -----------
  Basic earnings per share             $ 10,000,807       5,103,868    $ 1.96       $ 8,402,450      4,026,091    $ 2.09
                                       ============                    ======       ===========                   ======
Effect of dilutive securities:
        Stock options                                       203,719                                    118,979
        Convertible preferred stock                          27,043                                     27,799
---------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share             $ 10,012,326       5,334,630    $ 1.88       $ 8,414,300       4,172,869   $ 2.02
===========================================================================================================================

                                                       2000
                                                                         Per
                                                                        Share
                                          Amount           Shares      Amount
--------------------------------------------------------------------------------
Net Income                             $  5,150,102
Preferred dividends                         (11,850)
                                       ------------
  Basic earnings per share             $  5,138,252       3,525,035    $ 1.46
                                       ============                    ======
Effect of dilutive securities:
        Stock options                                        35,195
        Convertible preferred stock                          27,799
--------------------------------------------------------------------------------
Diluted earnings per share             $  5,150,102       3,588,029   $  1.44
================================================================================

16. Quarterly Financial Information (Unaudited - in thousands, except share data)

                                  Quarter Ended    Quarter Ended    Quarter Ended    Quarter Ended
                                  Dec. 31, 2002    Sep. 30, 2002    Jun. 30, 2002    Mar. 31, 2002
--------------------------------------------------------------------------------------------------
Interest income                    $ 13,376         $ 12,639          $ 12,295         $ 12,820
Net interest income                   9,214            8,160             8,252            8,130
Provision for loan losses             1,040              950             1,560            1,500
Income before income taxes            3,661            3,922             3,822            3,269
Net income                            2,501            2,675             2,608            2,228
Earnings per share:
  Basic                                0.46             0.52              0.53             0.45
  Diluted                              0.44             0.50              0.50             0.43
==================================================================================================

                                  Quarter Ended    Quarter Ended    Quarter Ended    Quarter Ended
                                  Dec. 31, 2001    Sep. 30, 2001    Jun. 30, 2001    Mar. 31, 2001
--------------------------------------------------------------------------------------------------
Interest income                    $ 14,437         $ 14,288        $   13,073         $ 12,381
Net interest income                   8,354            7,248             6,161            5,269
Provision for loan losses             2,050            1,150               750              520
Income before income taxes            3,711            3,339             3,162            2,292
Net income                            2,381            2,277             2,158            1,598
Earnings per share:
  Basic                                0.51             0.59              0.57             0.42
  Diluted                              0.50             0.57              0.55             0.41
==================================================================================================

                    BANK OFFICERS AND CORPORATE INFORMATION

EXECUTIVE COMMITTEE

[Photo]
Standing L to R: Georgia Derrico, R. Roderick Porter, Patricia Ferrick, David deGive. Seated: Tom Baker, Richard Steele & William Stevens

Georgia S. Derrico                  Thomas Grantham
Chairman and CEO                    Senior Vice President

R. Roderick Porter                  David Goldman
President and COO                   Senior Vice President

Tom Baker                           Joyce Harding
Executive Vice President            Senior Vice President.

Richard Steele                      Joe Kellum
Executive Vice President            Senior Vice President

William Stevens                     William H. Lagos
Executive Vice President            Senior Vice President
                                    -Controller

Patricia Ferrick                    Donna Richards
CFO - Senior Vice President         Senior Vice President

David deGive
Senior Vice President -             Linda W. Sandridge
Treasurer                           Senior Vice President

Gaye Boyette                        Darlene Stone
Senior Vice President               Senior Vice President

Jackie Fitterer                     Laura L. Vergot
Senior Vice President               Senior Vice President

CORPORATE ADDRESS   37 E. Main Street
                    Warrenton, Virginia 20186
                    540-349-3900 FAX: 540-349-3904

FORM 10-K

The Bank's Annual Report on Form 10-K to the Securities and
Exchange Commission will be furnished without charge
to stockholders upon written request to:   Investor Relations
                                           37 E. Main Street
                                           Warrenton, Virginia 20186

ANNUAL MEETING

The Annual Meeting of stockholders of Southern Financial Bancorp, Inc. will be held on April 24, 2003 at the Fauquier Springs Country Club, Springs Road, Warrenton, Virginia commencing at 2:00 pm.

TRANSFER AGENT & REGISTRAR:

Inquiries regarding stock transfer, lost certificates or changes in name and/or address should be directed to the stock transfer agent and registrar.

               Mellon Investor Services, L.L.C.
               Overpeck Centre
               85 Challenger Rd.
               Ridgefield Park, NJ 07660
               (800) 851-9677

MARKET MAKERS: Scott & Stringfellow (800) 552-7757
               Ferris, Baker, Watts, Inc. (202) 429-3545
               Sandler O'Neill (212) 466-7800
               Anderson & Strudwick, Inc. (800) 767-2424
               Suntrust Robinson - Humphrey (800) 241-0460
               Legg Mason (877) 534-4627

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

         As of December 31, 2002, there were 1256 stockholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks. The following table sets forth the high and low stock prices, adjusted to reflect the 2003 15% stock dividend.

                         2000                  2001                  2002
                   HIGH        LOW       HIGH        LOW        HIGH      LOW
1st Quarter       $13.74     $10.67     $14.48     $10.18      $24.35    19.70
2nd Quarter        12.55       9.88      20.16      13.44       28.17    21.45
3rd Quarter        12.85      10.28      20.96      17.51       28.12    23.13
4th Quarter        11.71       8.99      23.10      17.16       26.52    23.48